

2023

ANNUAL REPORT

Notice of 2024 Annual Meeting of Stockholders and Proxy Statement

2024 Annual Meeting of Stockholders
Notice of Annual Meeting and Proxy Statement
Table of Contents

Proxy Statement Summary	**1**
Corporate Governance Principles and Board Matters	**6**
Board Independence	6
Board Structure and Committee Composition	7
Board Leadership Structure and Role of the Lead Independent Director	9
Identification and Evaluation of Nominees for Director	11
Management Succession Planning	12
Board's Role in Risk Oversight	13
Environmental, Social and Governance Oversight	14
Stockholder Engagement	15
Communications with the Board	16
Board Meetings and Attendance	16
Director Compensation	**17**
Non-Employee Director Compensation Practices	17
Non-Employee Director Retainer and Meeting Fee Information	17
Director Compensation Table for Fiscal 2023	18
Proposals to be Voted on	**19**
Proposal No. 1 Election of Directors	19
Proposal No. 2 Ratification of Appointment of Independent Registered Public Accounting Firm	26
Principal Accountant Fees and Services	27
Report of the Audit Committee of the Board of Directors	28
Proposal No. 3 Non-Binding Advisory Vote on Executive Compensation	29
Proposal No. 4 Approval of the Amendment and Restatement of the Juniper Networks, Inc. 2015 Equity Incentive Plan	30
Proposal No. 5 Approval of the Amendment and Restatement of the Juniper Networks, Inc. 2008 Employee Stock Purchase Plan	40
Executive Compensation	**45**
Compensation Discussion and Analysis	45
Section 1 – Executive Compensation Summary	45
Section 2 – Compensation Determination and Design	65
Section 3 – Executive Compensation Tables	70
Pay Ratio	77
Pay vs. Performance	77
Compensation Consultant Disclosure	**82**
Equity Compensation Plan Information	**84**
Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	**85**
Executive Officer and Director Stock Ownership Guidelines	**87**
Certain Relationships and Related Transactions	**88**
General Information	**89**
Annex A – Juniper Networks, Inc. Amended and Restated 2015 Equity Incentive Plan	**96**
Annex B – Juniper Networks, Inc. Amended and Restated 2008 Employee Stock Purchase Plan	**112**
Annex C – Reconciliation between GAAP and Non-GAAP Financial Measures	**121**

Notice of 2024 Annual Meeting of Stockholders



 **TO BE HELD**
Tuesday, June 4, 2024 at 9:00 a.m. Pacific Time, with check-in beginning at 8:45 a.m. Pacific Time.

 **VIRTUAL MEETING**
The Annual Meeting of Stockholders, and any adjournments or postponements thereof, will be a virtual meeting conducted via live webcast. You may log onto www.virtualshareholdermeeting.com/JNPR2024 and enter your 16-digit control number.

 **ATTENDANCE**
You will be able to attend the Annual Meeting of Stockholders online, submit your questions online, and vote your shares electronically during the meeting.

ITEMS OF BUSINESS

Proposal	
1	To elect ten directors to hold office until the next annual meeting of stockholders and until their respective successors have been elected and qualified;
2	To ratify the appointment of Ernst & Young LLP as Juniper Networks, Inc.'s independent registered public accounting firm for the fiscal year ending December 31, 2024;
3	To hold a non-binding advisory vote on executive compensation;
4	To approve the amendment and restatement of the Juniper Networks, Inc. 2015 Equity Incentive Plan to, among other things, increase the number of shares of common stock reserved for issuance thereunder by 7,000,000 and eliminate the term of the plan;
5	To approve the amendment and restatement of the Juniper Networks, Inc. 2008 Employee Stock Purchase Plan to, among other things, increase the number of shares of common stock reserved for issuance thereunder by 3,000,000 and eliminate the term of the plan; and
6	To consider such other business as may properly come before the annual meeting.

RECORD DATE

You are entitled to notice of, and to vote at, the Annual Meeting of Stockholders only if you were a Juniper Networks stockholder as of the close of business on April 8, 2024. The Notice of Internet Availability of Proxy Materials will be mailed, and the attached proxy statement is being made available, to our stockholders beginning on or about April 23, 2024.

 **PROXY MATERIAL AVAILABILITY**

We are furnishing our proxy materials electronically. Most of our stockholders will receive a Notice of Internet Availability of Proxy Materials instead of a paper copy of our proxy materials. The Notice of Internet Availability of Proxy Materials contains instructions on how to access this proxy statement (including the proxy card) and our 2023 Annual Report on Form 10-K over the internet, how to request a paper or email copy of these materials, and how to vote by mail or via the internet.

By Order of the Board of Directors,

Robert S. Mobassaly
Senior Vice President,
General Counsel and Secretary
April 23, 2024

 **WHETHER OR NOT YOU PLAN TO ATTEND THE VIRTUAL ANNUAL MEETING, PLEASE VOTE AS SOON AS POSSIBLE**

You may revoke your proxy at any time prior to the Annual Meeting of Stockholders. Whether or not you plan to attend the Annual Meeting of Stockholders, we encourage you to read this proxy statement and vote your shares as soon as possible to ensure that your shares are represented.

If you are a beneficial stockholder, your broker will NOT be able to vote your shares other than in connection with the ratification of the selection of our independent auditor unless you have given your broker specific instructions to do so.

You may vote via the Internet, by telephone, or, if you have received a printed version of these proxy materials, by mail. For specific instructions on how to vote your shares, refer to the section entitled "General Information" of this proxy statement, the instructions in the Proxy Statement Summary, the proxy card or the Notice of Internet Availability.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON JUNE 4, 2024

The proxy statement, form of proxy, and our Annual Report on Form 10-K for the fiscal year ended December 31, 2023 are available without charge at www.proxyvote.com. Information contained on the website is not incorporated by reference into this proxy statement or any other report we file with the Securities and Exchange Commission.

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Proxy Statement Summary

This summary highlights selected information about the items to be voted on at the annual meeting and information contained elsewhere in this proxy statement. This summary does not contain all of the information that you should consider in deciding how to vote, and you should read the entire proxy statement carefully before voting. The information contained on juniper.net or any other website referred to herein is provided for reference only and is not incorporated by reference into this proxy statement.

Information about our 2024 Annual Meeting of Stockholders

Date:	Tuesday, June 4, 2024
Time:	9:00 a.m. Pacific Time — Online check-in will begin at 8:45 a.m. Pacific Time. Please allow ample time for the online check-in procedures.
Admission:	Our virtual annual meeting is being held via the internet through a virtual web conference at www.virtualshareholdermeeting.com/JNPR2024. To participate in the annual meeting, you will need the 16-digit control number included on your Notice of Internet Availability of the Proxy Materials, on your card or on any additional voting instructions that accompanied your proxy materials.
Voting:	Stockholders as of the record date, April 8, 2024, are entitled to vote. Your broker will not be able to vote your shares with respect to any of the matters presented at the meeting, other than the ratification of the selection of our independent auditor, unless you give your broker specific voting instructions.

Even if you plan on attending our virtual meeting on June 4, 2024 please vote as soon as possible before the meeting by:



INTERNET
www.proxyvote.com

Use the internet to transmit your voting instructions up until 11:59 p.m. Eastern Time on June 3, 2024. Have your proxy card in hand when you access the website and follow the instructions to obtain your records and to create an electronic voting instruction form.



PHONE
1-800-690-6903

Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time on June 3, 2024. Have your proxy card in hand when you call and then follow the instructions.



MAIL

Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to:

Vote Processing
c/o Broadridge
51 Mercedes Way
Edgewood, NY 11717

During the virtual meeting, you will be able to vote electronically and submit questions at www.virtualshareholdermeeting.com/JNPR2024.
For additional information about the virtual annual meeting, please refer to the General Information section below.

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Meeting Agenda and Voting Recommendations

		Board Recommendation	Reasons for Recommendation
Proposal 1 Page 19	To elect ten directors to hold office until the next annual meeting of stockholders and until their respective successors have been elected and qualified.	✓ **FOR** each nominee	The Board of Directors ("Board") and its Nominating and Corporate Governance Committee believe the Board nominees possess the skills, experience, and diversity to effectively monitor performance, provide oversight and advise management on our long-term strategy.
Proposal 2 Page 26	To ratify the appointment of Ernst & Young LLP as Juniper Networks, Inc.'s independent registered public accounting firm for the fiscal year ending December 31, 2024.	✓ **FOR**	Based on the Audit Committee's assessment of Ernst & Young LLP's qualifications and performance, the Board believes that retention of Ernst & Young LLP for the fiscal year ending December 31, 2024 is in our stockholders' best interests.
Proposal 3 Page 29	To hold a non-binding advisory vote regarding executive compensation.	✓ **FOR**	Our executive compensation programs demonstrate our pay for performance philosophy and reflect the input of stockholders from our outreach efforts.
Proposal 4 Page 30	To approve the amendment and restatement of the Juniper Networks, Inc. 2015 Equity Incentive Plan to, among other things, increase the number of shares of common stock reserved for issuance thereunder by 7,000,000 and eliminate the term of the plan.	✓ **FOR**	We believe our success is due to our highly talented employee base. Our ability to grant equity awards is a necessary and powerful recruiting and retention tool for us to obtain the quality personnel that we need to move our business forward.
Proposal 5 Page 40	To approve the amendment and restatement of the Juniper Networks, Inc. 2008 Employee Stock Purchase Plan to, among other things, increase the number of shares of common stock reserved for issuance thereunder by 3,000,000 and eliminate the term of the plan.	✓ **FOR**	Our 2008 Employee Stock Purchase Plan is designed to align the interests of our employees with those of our stockholders by encouraging employees to invest in our common stock, and to help our employees share in the Company's success.

We will also consider any other matters that may be properly brought before the 2024 annual meeting of stockholders (and any postponements or adjournments thereof).

On January 9, 2024, Juniper Networks, Inc. entered into an agreement and plan of merger with Hewlett Packard Enterprise Company ("HPE"), pursuant to which HPE agreed to acquire Juniper for $40 per share in an all-cash transaction valued at approximately $14 billion, subject to regulatory approvals and customary closing conditions (the "HPE Merger"). On April 2, 2024, our stockholders voted to approve the HPE Merger and related proposals. No action is expected to be taken by our stockholders at the annual meeting regarding the HPE Merger or its approval.

Corporate Governance Highlights

Juniper Networks, Inc., a Delaware corporation ("Juniper Networks," "Juniper", the "Company," "we" or "our"), is committed to having sound corporate governance principles that we believe serve the best interest of all our stockholders. Some highlights of our corporate governance practices are listed below. In addition, we regularly evaluate our practices against prevailing best practices and emerging and evolving topics identified through stockholder outreach, current literature, and corporate governance organizations.

Board Practices

✓ Commitment to Board refreshment (including the appointment of one new director in 2022)

✓ Annual Board, committee and director evaluations

✓ Regular focus on management and director succession planning

✓ Robust stock ownership requirements for directors and NEOs

✓ Prohibition against director, officer and employee hedging, pledging and shorting of Juniper stock

✓ Robust "claw-back" policy

✓ Each director attended at least 75% of Board and committee meetings

✓ No "over-boarding"

✓ Board and committee oversight of cybersecurity

✓ Board and committee oversight of climate-related risks

Independent Oversight

✓ Regular executive sessions of independent directors

✓ 9 out of 10 directors are independent

✓ Separate chair, lead independent director and CEO

✓ Risk oversight by full Board and committees

✓ Chair is an independent director

✓ Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee are 100% independent

✓ 5 out of 9 of our independent directors are ethnically diverse or women

✓ Our Compensation Committee uses an independent compensation consultant

✓ 2 of the 3 members of our Audit Committee are "audit committee financial experts" under SEC rules

Stockholder Rights

✓ Annual election of directors

✓ Majority voting and director resignation policy for directors in uncontested elections

✓ Proxy access rights for stockholders

✓ Stockholder outreach program for engagement throughout the year

✓ No multi-class or non-voting stock

✓ Annual publication of corporate diversity update and annual pay equity review process and analysis

Director Nominees

Our business is managed under the direction of our Board, which is currently composed of ten members, each of whom is nominated to be elected at the 2024 annual meeting of stockholders. Our stockholders elect Board members annually. All of our current directors were elected at the 2023 annual meeting by our stockholders to serve for a term expiring at the 2024 annual meeting of stockholders. The following table sets forth the name, age, tenure, independence, and committee assignments for each of our director nominees as of the date this proxy statement was filed with the U.S. Securities and Exchange Commission (the "SEC").

	Name	Age	Director Since	Independent	Committees
	Anne DelSanto	60	2019	✓	Compensation (Chair)
	Kevin DeNuccio	64	2014	✓	Compensation
	James Dolce	61	2015	✓	Compensation
	Steven Fernandez	49	2022	✓	Nominating and Corporate Governance
	Christine Gorjanc *Lead Independent*	67	2019	✓	Audit
	Janet Haugen	65	2019	✓	Audit (Chair)
	Scott Kriens *Chairman*	66	1996	✓	None
	Rahul Merchant	67	2015	✓	Audit
	Rami Rahim *CEO*	53	2014		None
	William R. Stensrud	73	1996	✓	Nominating and Corporate Governance (Chair)

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The below graphics summarize the attributes and experience of our director nominees.



Director Nominee Attributes

Gender Diversity
Women 3 | Men 7
30% diversity

Ethnic/Racial Diversity
South Asian 1 | Middle Eastern 1 | Hispanic 1 | 7
30% diversity

Age
46-55 2 | 56-65 4 | 66-75 4
average **62.5** years

Tenure
0-5 years 4 | 6-10 years 4 | 15+ years 2
average **11.1** years

Independence
Our CEO 1 | Independent 9
90% independent

Audit Committee Expertise
Financial Experts 2 | Non-financial Expert 1
67% experts

Director Nominee Experience

CEO Experience
3

Risk Management / Oversight
3

Senior Management Expertise
10

Corporate Governance
5

Technical Background
6

M&A / Investment Experience
6

Financial / Accounting Expertise
2

Strategic Business Development
5

Public Company Board Service
8

Sales and Marketing
5

Networking Industry Experience
5

Cybersecurity Background
4

Global Operational Perspective
9

Active Stockholder Engagement

In 2023, we proactively sought meetings with stockholders who in the aggregate hold over 70% of our shares outstanding, and met virtually with stockholders who in the aggregate hold approximately 34% of our shares outstanding. For more information on our stockholder engagement efforts, please see the "*Stockholder Engagement*" section of this proxy statement.

Executive Compensation Highlights

Our Compensation Committee strives to design a fair and balanced approach to our executive compensation programs to hold our executives accountable for results by providing for short- and long-term focused programs that emphasize a pay-for-performance philosophy.

Demonstrating our continued commitment to align compensation to overall Company performance, in 2023, 91% of our Chief Executive Officer's target direct compensation was "at-risk" compensation in the form of an annual cash bonus incentive and equity awards. Further, our Chief Executive Officer's target direct compensation compared to his realizable pay outcome demonstrates the strong "pay-for-performance" philosophy instituted by our Compensation Committee.

*FY23 Target Pay Mix(1): CEO and Other NEOs**



Fixed
9%
Base
Salary
9%
Cash
Bonus
8%
Time-
based
Stock
45%
CEO
Performance-
based Equity
39%
At-Risk
91%

Fixed
16%
Base
Salary
16%
Cash
Bonus
8%
Time-
based
Stock
41%
Other NEOs
Performance-
based Equity
36%
At-Risk
84%

* Percentages may not add to 100% due to rounding.

(1) Reflects (i) salary disclosed in the "*Summary Compensation Table*", (ii) the target opportunity for non-equity incentive plan awards disclosed in the "*Grants of Plan-Based Awards For FY23*" table, and (iii) the grant date fair value of all stock awards as disclosed in the "*Grants of Plan-Based Awards For FY23*" table.

As a result of the Compensation Committee's evaluation of the "Say-on-Pay" advisory vote, which resulted in approval by 93% of the votes cast at our 2023 annual meeting of stockholders, the feedback received from our stockholder engagement, the advice from the Compensation Committee's independent compensation consultant, and its ongoing review of our compensation program philosophy and design, the Compensation Committee did not make significant changes to the design of our executive compensation and equity programs in 2023. The Compensation Committee continued to grant performance share awards to our executive officers with vesting based upon both key annual financial performance metrics and longer-term relative total shareholder return. We encourage you to also review the full "*Executive Compensation*" section of this proxy statement, including the "*Compensation Discussion and Analysis,*" for additional details.

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Corporate Governance Principles and Board Matters

Corporate Governance Standards

Juniper Networks is committed to having sound corporate governance practices and has adopted formal Corporate Governance Standards to enhance our effectiveness implementing these practices. Having such standards is essential to running our business efficiently and maintaining our integrity in the marketplace. A copy of our Corporate Governance Standards is available on our website at
http://investor.juniper.net/investor-relations/corporate-governance/default.aspx.

Board Independence



Our Board is Independent

| 9 of 10 director nominees are independent | Independent Chair of the Board | Lead Independent Director | 100% Independent Audit, Compensation and N&CG Committees |

The New York Stock Exchange's (the "NYSE") listing standards and our Corporate Governance Standards require that a majority of our Board must be "independent." Under the NYSE's listing standards, no director will be considered independent unless our Board affirmatively determines that such director has no material relationship with the Company (either directly or as a partner, stockholder or officer of an organization that has a relationship with the Company). Our Board reviews the independence of its members annually. Our Board has determined that, except for Rami Rahim who is an employee of the Company, each of our current director nominees whose names are set forth below in Proposal No. 1 Election of Directors, who constitute all of our current directors, and Gary Daichendt who departed the Board in May 2023 are independent within the meaning of the NYSE director independence standards.

The Board has determined that each of the members of the Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee (the "N&CG Committee") of the Board has no material relationship with Juniper Networks and is "independent" within the meaning of the NYSE director independence standards, including the members of the Audit Committee and the Compensation Committee, who are subject to the heightened "independence" standards required for such committee members set forth in the applicable SEC and NYSE rules. The members of the Compensation Committee are also non-employee directors as defined in Rule 16b-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

In making the determination of the independence of our directors, the Board considered whether there were any transactions between Juniper Networks and entities associated with our directors or members of their immediate families, including transactions involving Juniper Networks, investments in companies in which our directors or their affiliated entities are stockholders, and payments made to or from companies and entities in the ordinary course of business where our directors or members of their immediate families serve as a partner, director, or member of the executive management of the other party to the transaction, and did not identify any such transactions.

Board Structure and Committee Composition


Board of Directors
The Board allocates time at each quarterly meeting to engage in substantive discussions with management about areas of broad, strategic risk and opportunity. It delegates certain risk oversight responsibilities to its committees, about which committee chairs report back to the full Board after every meeting.
Committees of the Board
Audit Committee
• Financial Reporting
• Compliance—Legal & Regulatory including:
– Environmental
– Data privacy and security, including cybersecurity and physical
– Litigation
– Ethics and Compliance
• Outside Auditor Independence
• AI risk management
Compensation Committee
• Compensation Practices and Programs
• Executive Succession Planning
• Human Capital Management and workforce inclusion and diversity
• CEO Performance
• Board Compensation
• Clawback Policy
N&CG Committee
• Governance Structure and Practices
• Director Independence
• Board Performance
• Board Succession Planning
• Oversee applicable ESG matters
Company Management
• Design and operate risk management program, including risk identification, assessment and prioritization.
• Conduct regular, executive-level committee review of key risk areas with updates to the Board.
• Engage with Board and Committee chairs on areas of assigned risk oversight.

Board Committees

The Board has a standing Audit Committee, Compensation Committee, and Nominating and Corporate Governance or N&CG Committee. The membership and principal function of each of these committees are described below. Each of these committees operates under a written charter adopted by the Board, which are available on our website at http://investor.juniper.net/investor-relations/corporate-governance/default.aspx. The Board may add new committees as it deems advisable for purposes of fulfilling its primary responsibilities.

The following table shows all persons who served on the Board, Audit Committee, Compensation Committee, and N&CG Committee, and the number of Board and committee meetings held during 2023:

Name of Director	Board	Audit Committee	Compensation Committee	N&CG Committee
Non-Employee Directors:				
Gary Daichendt*	X		Chair*	
Anne DelSanto**	X		Chair**	X**
Kevin DeNuccio	X		X	
James Dolce	X		X	
Steven Fernandez	X			X
Christine Gorjanc(1)	Lead Independent***	X		
Janet Haugen(1)	X	Chair		
Scott Kriens	Chair			
Rahul Merchant	X	X		
William Stensrud	X			Chair
Employee Director:				
Rami Rahim	X			
Number of Meetings in Fiscal 2023	14	8	5	4

* Mr. Daichendt served as Lead Independent Director and chair of the Compensation Committee through May 10, 2023. He was not re-nominated for re-election as a director and departed the Board following the 2023 annual meeting of stockholders.

** Ms. DelSanto served on the N&CG Committee through May 10, 2023, and then departed the N&CG Committee and became the chair of the Compensation Committee following the 2023 annual meeting of stockholders.

*** Ms. Gorjanc began serving as the Lead Independent Director, commencing after the 2023 annual meeting of stockholders.

(1) The Board has determined that each of Ms. Gorjanc and Ms. Haugen is an "audit committee financial expert" within the meaning of the rules promulgated by the SEC.

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Audit Committee

The Audit Committee, among other duties, assists the Board in fulfilling its responsibilities for general oversight of the:

- integrity of the Company's financial statements;
- compliance with the Company's legal and regulatory requirements;
- management of the Company's information security risk program;
- qualifications, independence, and performance of the Company's independent registered public accounting firm;
- performance of the Company's internal audit function;
- Company's internal accounting and financial controls, as well as risk management policies; and
- performance of the Company's ethics and compliance function.

The Audit Committee works closely with management as well as our independent registered public accounting firm to fulfill its obligations. In addition, to further strengthen the Audit Committee's oversight responsibilities, each of the Vice President of Internal Audit and the Vice President and Chief Compliance Officer report directly to the Audit Committee, and the Company's Chief Accounting Officer meets in executive sessions with the Audit Committee. The Audit Committee has the authority to receive appropriate funding from the Company for obtaining advice and assistance from outside legal, accounting, or other advisors as the Audit Committee deems necessary to carry out its duties.

No member of the Audit Committee may serve on the audit committee of more than three public companies, including the Company, unless the Board determines that such simultaneous service would not impair the ability of such member to effectively serve on the Audit Committee, and discloses such determination in accordance with NYSE requirements.

Compensation Committee

The Compensation Committee discharges the Board's responsibilities relating to the compensation of our executive officers and Board members, as well as our human capital management function, including:

- conducting an evaluation of the Chief Executive Officer's performance and compensation with the entire Board;
- reviewing the Compensation Discussion and Analysis and preparing an annual report on executive compensation for inclusion in our proxy statement;
- implementing, overseeing, and administering the Company's clawback policy;
- approving and evaluating executive officer compensation philosophy and related plans, policies, and programs;
- evaluating and making recommendations regarding Board compensation on an annual basis;
- periodically reviewing the Company's programs and practices related to human capital management, including workforce inclusion and diversity; and
- conducting an annual compensation risk assessment to consider whether the Company's incentive compensation policies and programs contain incentives for executive officers to take risks in performing their duties that are reasonably likely to have a material adverse effect on the Company.

The Compensation Committee also has responsibility for reviewing the overall equity award practices of the Company, including review and approval of the Company's annual equity budget under the Company's equity incentive plans and administration of the Company's equity incentive plans and the employee stock purchase plan. The Compensation Committee has the authority to receive appropriate funding from the Company for obtaining advice and assistance from outside legal, compensation consultants, or other advisors as the Compensation Committee deems necessary to carry out its duties.

N&CG Committee

The N&CG Committee:

- engages in Board succession planning to anticipate the future needs of the Board and its standing committees;

- seeks and recommends the nomination of individuals qualified to become Board members, consistent with criteria approved by the Board;

- reviews and makes recommendations regarding the composition of the Board;

- oversees the governance of the Board, including establishing and overseeing compliance with our Corporate Governance Standards;

- oversees the Company's programs, policies and practices relating to environmental (including climate oversight), social, and governance matters applicable to the Company and impact to support the sustainable growth of the Company's business and oversees the Company's positions, strategies, and practices related to influencing or contributing to the development of public policy;

- identifies best practices and recommends corporate governance principles to the Board; and

- attends to and effectively responds to stockholder concerns regarding corporate governance.

Board Leadership Structure and Role of the Lead Independent Director

The Board's leadership structure is comprised of an independent Chair of the Board and a Lead Independent Director, each of whom are appointed, and at least annually reaffirmed, by at least a majority of our independent directors. Mr. Kriens has served as Chair of the Board since 1996 and served as Chief Executive Officer of the Company from 1996 to 2008. Mr. Daichendt served as Lead Independent Director through May 10, 2023. After expressing a preference to not be re-nominated to the Board, in 2023, he was not re-nominated for re-election as a director and departed the Board following the 2023 annual meeting of stockholders. Since May 10, 2023, Ms. Gorjanc has served as the Lead Independent Director.

The duties of the Chair of the Board, Lead Independent Director, and Chief Executive Officer are set forth below:

	Chair of the Board	Lead Independent Director	Chief Executive Officer
Duties	• Sets the agenda of Board meetings • Presides over meetings of the full Board • Contributes to Board governance and Board processes • Communicates with all directors on key issues and concerns outside of Board meetings • Presides over stockholder meetings	• Provides input regarding Board meetings scheduling and agendas • Makes recommendations to the Chair regarding the retention of Board consultants • Presides over executive sessions of the Board if and when the Chair is not independent under applicable standards • Acts as a liaison between the independent directors and the Chair and Chief Executive Officer on sensitive issues	• Sets strategic direction for the Company • Creates and implements the Company's vision and mission • Leads the affairs of the Company, subject to the overall direction and supervision of the Board and its committees and subject to such powers as reserved by the Board and its committees

The Board believes that this overall structure of a separate Chair of the Board and Chief Executive Officer, combined with a Lead Independent Director, results in an effective balancing of responsibilities, experience, and independent perspectives that meets the current corporate governance needs and oversight responsibilities of the Board. The Board also believes that this structure benefits the Company by enabling the Chief Executive Officer to focus on strategic matters while the Chair of the Board focuses on Board process and governance matters. The structure also allows the Company to benefit from Mr. Kriens' experience as a former Chief Executive Officer of the Company.

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The independent directors of the Company meet at least quarterly in executive sessions. Executive sessions of the independent directors are chaired by the Lead Independent Director if and when the Chair is not "independent" under applicable standards. The executive sessions include discussions and recommendations regarding guidance to be provided to the Chief Executive Officer and such other topics as the independent directors may determine.

Election of Directors

Annual Election and Majority Voting Standard

Each director serves for a term expiring at the next annual meeting of stockholders and until the director's successor is duly elected and qualified, or until the director's earlier death, resignation, or removal. Our bylaws provide that each director nominee must receive the majority of the votes cast with respect to the director's election (i.e., the number of shares voted "FOR" a director nominee must exceed the number of votes cast "AGAINST" that director nominee). However, in the event that a stockholder has properly nominated a person or persons for election to the Board and such nomination is not timely withdrawn prior to the first mailing of our notice of a meeting where directors are to be elected, then each director nominee shall be elected by a plurality of the votes cast.

If a director nominee who is currently serving as a director is not re-elected at the annual meeting, under Delaware law, the director will continue to serve on the Board as a "holdover director." However, pursuant to our Corporate Governance Standards, as a condition to re-nomination, each incumbent director is required to submit a conditional resignation from the Board in writing to the Chair of the N&CG Committee. If the director nominee fails to receive the requisite vote contemplated by our bylaws, the N&CG Committee will make a recommendation to the Board as to whether to accept or reject the resignation, or whether other action should be taken. The Board will act on the N&CG Committee's recommendation and publicly disclose its decision and the rationale behind it within 90 days from the date of the certification of the election results. Thus, the resignation will become effective only if the director nominee fails to receive a majority of votes cast for re-election, and the Board accepts the resignation.

Proxy Access

The Company's bylaws provide that under certain circumstances, a stockholder, or group of up to 20 stockholders, who has maintained continuous ownership of at least three percent (3%) of our common stock for at least three years prior to such nomination may nominate and include a specified number of director nominees in our annual meeting proxy statement. The number of stockholder-nominated candidates appearing in our proxy statement cannot exceed the greater of two (2) candidates or twenty percent (20%) of the aggregate number of directors then serving on the Board (rounding down). For a description of the process for nominating directors, see the information under the "*General Information — Stockholder Proposals and Nominations*" section of this proxy statement.

Identification and Evaluation of Nominees for Director

The N&CG Committee's criteria and process for evaluating and identifying the candidates that it recommends to the full Board for selection as director nominees are as follows:



1 Plan	2 Identify	3 Evaluate	4 Meet	5 Recommend
Develop list of skills and qualifications sought in new directors and evaluate current Board composition	New candidates proposed by stockholders, directors and/or other stakeholders	Review current directors, screen qualifications, assess impact on Board composition, review independence and conflicts	Multiple meetings of new candidates with Board Chair, members of N&CG Committee and other directors	N&CG Committee considers feedback and makes recommendation to the Board

The N&CG Committee:

- regularly, and at least annually, reviews the composition and size of the Board, and whether any vacancies on the Board are expected due to retirement or otherwise;

- reviews the qualifications of any candidates who have been properly recommended or nominated by a stockholder other than through our proxy access bylaws, as well as those candidates who have been identified by management, individual members of the Board or, if the N&CG Committee determines, a search firm. Such review may, in the N&CG Committee's discretion, include a review solely of information provided to the N&CG Committee or may also include discussions with persons familiar with the candidate, an interview with the candidate or other actions that the N&CG Committee deems proper. Please see the information under the "*General Meeting — Stockholder Proposals and Nominations*" section of this proxy statement for more information on stockholder recommendations and nominations of director candidates;

- considers the suitability of each director candidate, including the current members of the Board, in light of the current size and composition of the Board. Although the N&CG Committee does not have a specific policy on diversity, in evaluating the qualifications of the candidates, the N&CG Committee considers many factors, including issues of character, judgment, independence, age, education, expertise, diversity of experience, length of service, other commitments and ability to serve on committees of the Board, as well as other individual qualities and attributes that contribute to Board heterogeneity, including characteristics such as race, gender, cultural background and national origin. The N&CG Committee believes that a Board with a variety of points of view contributes to a more effective decision-making process. When recommending candidates, the N&CG Committee strives to select candidates that have diverse perspectives, experiences and expertise such that the skill set of each candidate complements those of other directors and nominees to create a balanced Board. The N&CG Committee evaluates the factors discussed above, among others, and does not assign any particular weighting or priority to any of these factors. While the N&CG Committee has not established specific minimum qualifications for director candidates, the N&CG Committee believes that candidates and director nominees must result in a Board comprised of directors who (i) are predominantly independent, (ii) possess high personal and professional ethics and integrity, (iii) have qualifications that will increase overall Board effectiveness, (iv) meet requirements of applicable rules and regulations, such as financial literacy or financial expertise with respect to Audit Committee members, and (v) are willing and able to represent the best interests of all stockholders of the Company;

- considers the interests and plans of individual directors and their desire to continue as members of the Board; and

- has the authority to retain and terminate any third-party search firm that is used to identify and evaluate director candidates. It also has the authority to approve the fees and retention terms of any search firm.

Annual Evaluation of Director Performance and Recommendation of Candidates

- The N&CG Committee conducts an annual evaluation of the performance of individual directors, the Board as a whole, and each of the Board's standing committees, including an evaluation of the qualifications of individual members of the Board and its committees. The evaluation is conducted via oral interviews by a third-party legal advisor selected by the N&CG Committee, which uses as a basis for discussion a list of questions that are provided

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to each director in advance. The results of the evaluation and any recommendations are provided orally to the N&CG Committee by the third-party legal advisor, and to the Board and the other standing committees of the Board either by the N&CG Committee or the third-party legal advisor.

- After review and consideration of current and prospective directors, the N&CG Committee recommends to the Board director candidates to be nominated by the Board for election to the Board. The Board reviews the N&CG Committee's recommendations and approves final nominations.

In addition to the foregoing process, the N&CG Committee and the Board also take into consideration the perspectives of stockholders regarding Board composition and corporate governance matters and incorporates those perspectives into its overall identification, evaluation, and selection process.

Management Succession Planning

Our Board believes that the directors and the Chief Executive Officer should collaborate on management succession planning and that the entire Board should be involved in the critical aspects of the succession planning process for our Chief Executive Officer, including establishing selection criteria that reflect our business strategies, identifying and evaluating potential internal candidates, and making key management succession decisions. Management succession is regularly discussed by the directors in Board meetings and in executive sessions of the Board.

In addition, our Board annually conducts a detailed review of the Company's leadership pipeline, talent strategies, and succession plans for key management positions. Directors become familiar with potential successors for key management positions through various means, including the comprehensive annual talent review, Board dinners and presentations, and informal meetings.

Board's Role in Risk Oversight

The Board recognizes that risk is inherent in the Company's pursuit and achievement of our strategic and operating objectives. The diagram below shows how the Board as a whole and through the various Board committees, each of which is 100% independent, oversees the Company's management of material enterprise-level risk, focusing on four areas of risk: Strategic, Compliance, Operational, and Financial.


Board of Directors – Enterprise Risk Management
• Oversight responsibility for our Enterprise Risk Management Framework, which is designed to
– identify, assess, prioritize, manage and communicate short-, intermediate- and long-term risks to which the Company is exposed in our business and
– foster a corporate culture of integrity
• Reviews annual and quarterly results and forecasts
• Regularly reviews and discusses with management our strategic direction, challenges and risks
• Oversees cybersecurity and AI risk management programs
• As a whole and through committees, oversees management of material enterprise level risk, focusing primarily on four areas of risk, discussed below
Strategic
Compliance
Operational
Financial
Audit Committee
• Financial risks in financial performance and financial reporting
• Financial risk management strategies
• Outside independent auditors
• Strategic risk in all four risk areas, each of which is included in our enterprise risk assessment and management policies
• AI risk management
• Compliance risk, including legal, regulatory and ethics programs
• Regularly review processes and procedures to manage cybersecurity risk and incidents
N&CG Committee
Manage strategic risks related to:
• Board organization, membership and structure
• Succession planning for directors and management
• Corporate governance, including programs, policies, and practices relating to ESG matters
Compensation Committee
• Manage operational and compliance risks relating to our executive and employee compensation plans, policies, programs and practices, including human capital management and workforce inclusion and diversity
Company Management
• Direct management of strategic, financial, operational and compliance risks
• Direct management of the Company's formal program to continually and proactively identify, assess, prioritize and mitigate risk
• Critical risks managed through cross-functional senior level committees:
– Corporate Compliance Committee (focused on legal and regulatory compliance risks) and
– Enterprise Risk Management Committee (focused on operational and strategic risks)
• Chief Compliance Officer who reports to General Counsel
• AI Governance Council
• Management reviews with the Board, on an annual basis, a comprehensive assessment of risks for the Company based upon the COSO Integrated Risk Management Framework methodology
• Throughout the year, at least quarterly, the CEO and senior management review with the Board key strategic and operational issues, opportunities, and risks
• Throughout the year, at least quarterly, provide reports and presentations to Board and Audit Committee on the Company's risk mitigation programs and efforts, cybersecurity programs, compliance programs and efforts, investment policy and practices and the results of internal audit projects

Cybersecurity Risk Oversight

As part of the Board's Operational Risk Management responsibilities, it has oversight of the Company's cybersecurity risk. The Company's Chief Information Security Officer ("CISO") oversees our cybersecurity risk management program in partnership with our Chief Information Officer ("CIO") and other business leaders. For more information on our oversight of cybersecurity risk, please see Item 1C "Cybersecurity" in our Annual Report on Form 10-K for the year ended December 31, 2023, which accompanies this proxy statement.

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Environmental, Social and Governance Oversight

Oversight of our environmental, social and governance ("ESG") activities, impacts and performance starts with our Board, which believes that operating sustainably is an ongoing priority for the Company. The Board's oversight of our ESG program occurs through combined Board and committee oversight:



Board of Directors
Our Board oversees ESG risks and opportunities, and impact on business strategy

N&CG Committee

Primarily responsible for oversight of our ESG programs, including:
- Annual review of our programs, policies, disclosures, and practices
- Board composition and compliance with our corporate governance standards
- Our positions, strategies, and practices related to influencing or contributing to the development of public policy

Compensation Committee

Reviews the status of specific People and Communities initiatives, primarily those related to human capital management and workforce inclusion and diversity

Audit Committee – Risk Oversight

Oversees ESG risks as part of overall risk management, as well as reviews ESG disclosures in SEC filings and ensures we are adhering to our existing controls and procedures

Audit Committee – Governance Initiatives

Reviews the status of specific Corporate Governance initiatives, namely those related to business ethics, anti-corruption, and product responsibility

Our leadership team has ultimate responsibility for our ESG activities and has implemented enterprise risk management practices to identify and address climate events and corresponding risks that impact the Company and our operations. A Corporate Social Responsibility ("CSR") Advisory Council comprised of a team of cross-functional senior executives representing the various business functions across the Company supports our continued focus and alignment within the Company on these initiatives. This advisory council guides our overall CSR vision, strategy, and priorities, enables us to execute our ESG activities, and works to maintain alignment with corporate priorities and objectives, as well as our values, which we refer to as The Juniper Way — Be Bold, Build Trust, and Deliver Excellence. At every meeting of the CSR Advisory Council, there is both an update of CSR activities and a knowledge advancement session within one or more sustainability topics. In addition, members of the Legal Department routinely offer ESG knowledge development to the Board.

We conduct regular materiality assessments to gauge alignment of our CSR strategy, programs, and disclosures with the expectations of both our internal and external stakeholders. This process helps us to focus our resources and attention on those areas that we believe can most meaningfully impact Juniper and have a meaningful impact beyond Juniper. We maintain an ongoing and inclusive dialogue with our internal and external stakeholders in which we communicate our progress on important topics and collect valuable insights and feedback, which helps us assess both potential risks and opportunities and improve how we manage relevant issues. As part of our stakeholder engagement model, we are an active participant in a variety of government and industry organizations, such as the Responsible Business Alliance ("RBA"), Responsible Minerals Initiative ("RMI"), and CDP Supply Chain.

Code of Business Conduct and Ethics

We have adopted a code of business conduct and ethics applicable to all Juniper Networks employees, officers, and directors in compliance with the rules of the SEC and the listing standards of the NYSE, known as our Worldwide Code of Business Conduct. We strive to meet the highest standards of business conduct and ethics in all our dealings inside and outside the Company. We expect our employees and business partners to adhere to high ethical standards and to comply with laws, and these expectations are articulated in our Worldwide Code of Business Conduct and in our Business Partner Code of Conduct. Regular corporate compliance training is required for all employees and is made available through online and in-person interactive sessions. Our training schedule includes annual required training, quarterly trainings, and other targeted trainings throughout the year. We target compliance training based on risk profiles related to an employee's location, job function, and department. Our Manager Toolkit Training builds on our Worldwide Code of Business Conduct training by providing additional messaging tools on core principles of priority topics enabling managers to cascade compliance requirements to their teams in a scalable and effective manner. This Worldwide Code of Business Conduct is publicly available on our website at http://investor.juniper.net/investor-relations/corporate-governance/default.aspx.

You may also obtain free copies of the Corporate Governance Standards and the Worldwide Code of Business Conduct by contacting the Investor Relations Department at our corporate offices by calling 1-408-745-2000 or by sending an e-mail message to investor-relations@juniper.net. We intend to satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding any amendment to, or waiver from, a provision of our Corporate Governance Standards or our Worldwide Code of Business Conduct by posting such information on our website, at the address and location specified above.

Stockholder Engagement

The perspectives, insights and feedback of our stockholders are important to our Board and management, which is why we proactively engage with a significant portion of our stockholders that include our top institutional investors on a regular basis throughout the year. The goal of our stockholder engagement program is to foster strong stockholder relationships leading to mutual understanding of issues and approaches, ultimately giving Juniper insight into stockholder concerns and support as we design and implement strategies for long-term growth. We recognize that stockholders are the owners of the Company and we remain committed to a robust stockholder engagement program and maintaining an open, candid and continuous dialogue with stockholders about relevant issues.

Our Stockholder Engagement Cycle



Spring
- Publish Annual Report and proxy statement
- Conduct pre-annual meeting stockholder meetings to answer questions and obtain stockholder feedback on proxy matters
- Annual Meeting of Stockholders

Summer
- Review annual meeting results
- Determine next step actions in response to results and feedback
- Prioritize post-annual meeting stockholder engagement focus areas

Fall
- Hold post-annual meeting stockholder meetings
- Report shareholder feedback to the Board and N&CG Committee

Winter
- Incorporate input from stockholder meetings into annual meeting planning
- Enhance governance practices and disclosures when warranted

Throughout 2023, members of our senior management team met with a significant number of our stockholders to discuss matters that are top of mind for our stockholders, such as our strategic direction, financial and operating performance, capital allocation, executive compensation and equity usage, inclusion and diversity, climate action, CSR initiatives, human capital management, board refreshment, and corporate governance and risk management practices. In 2023, we proactively sought meetings with stockholders who in the aggregate hold over 70% of our shares outstanding, and met with stockholders who in the aggregate hold approximately 34% of our shares outstanding. Our stockholder engagement efforts have provided valuable feedback that help to inform our decisions and our corporate practices and the Board considers feedback from these conversations during its deliberations.

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While we benefit from ongoing dialogue with many of our stockholders, we recognize that we have not communicated directly with all of our stockholders. If you would like to engage with us, please send correspondence to Juniper Networks, Inc., Attn: Investor Relations, 1133 Innovation Way, Sunnyvale, California 94089 or email investor-relations@juniper.net.

Communications with the Board

The N&CG Committee has approved a process by which stockholders or other interested parties may communicate with the Board or individual members of the Board. Stockholders of Juniper Networks and other parties interested in communicating with the Board or any member of our Board may write to them c/o Juniper Networks, Inc., 1133 Innovation Way, Sunnyvale, California 94089. Under the process approved by the N&CG Committee, the General Counsel receives and logs communications directed to the Board or any member of the Board, and, unless marked "confidential," reviews all such correspondence and regularly (not less than quarterly) delivers to the Board, the Lead Independent Director, Chair of the Board, or the independent directors of the Board, as applicable, copies of such correspondence. Communications marked "confidential" will be logged as received by the General Counsel and then will be delivered unopened to the addressee(s).

Compliance Reporting

We have adopted procedures for raising concerns related to accounting and auditing matters in compliance with the listing standards of the NYSE. The Company has established a Corporate Compliance Committee, which is comprised of the Company's Chief Financial Officer, General Counsel, Chief Compliance Officer, Chief Human Resources Officer, Chief Revenue Officer, Chief Accounting Officer, and the Chief Audit Executive. Concerns relating to accounting, legal, internal controls, or auditing matters may be brought to the attention of either the Corporate Compliance Committee, its members individually, the Audit Committee directly, or an anonymous reporting channel maintained by the Company. Concerns are handled in accordance with procedures established with respect to such matters under our Reporting Ethics Concerns Policy. For information on how to contact the Audit Committee directly, please see the immediately preceding section of this proxy statement entitled "*Communications with the Board*".

Board Meetings and Attendance

During 2023, the Board held 14 meetings. Each director attended at least 75% of all Board and applicable committee meetings that took place during their tenure in 2023. As set forth in our Corporate Governance Standards, absent extraordinary circumstances, each member of the Board is strongly encouraged to attend each annual stockholder meeting. All of our directors attended the 2023 annual meeting of stockholders, which was held virtually.

Director Compensation

Non-Employee Director Compensation Practices

- ✓ Annual review and assessment of director compensation by the Compensation Committee and its independent compensation consultant with pay levels established within peer market ranges.

- ✓ Emphasis on equity in the overall compensation mix to support stockholder alignment.

- ✓ Annual restricted stock unit ("RSU") grants under a fixed stockholder approved annual grant formula.

- ✓ Stockholder approved limit on cash and equity compensation to non-employee directors.

- ✓ Robust stock ownership guideline set at five times the annual cash retainer to support stockholder alignment.

- ✓ Fees for committee service based on workload.

- ✓ No performance-based compensation or perquisites.

Non-Employee Director Retainer and Meeting Fee Information

Our director compensation programs are designed to provide an appropriate incentive to attract and retain qualified non-employee directors and to align their interests with the long-term interests of our stockholders. We compensate non-employee directors for their service on the Board through a combination of cash and equity awards, the amounts of which are commensurate with their role and involvement and with peer company practices. In setting director compensation, we consider the significant amount of time our directors will expend in fulfilling their duties as well as the skill level required for members of our Board. Directors who also serve as employees of the Company do not receive additional compensation for service as directors.

The Compensation Committee, which is comprised solely of independent directors, has the primary responsibility for reviewing and making recommendations to the Board regarding all matters pertaining to compensation paid to non-employee directors for Board, committee member, and committee chair services. The Compensation Committee is authorized by its charter to engage consultants or advisors in connection with its review and analysis of director compensation.

Each year, the Compensation Committee evaluates the appropriate level and form of compensation for non-employee directors and recommends changes, if any, to the Board. In making non-employee director compensation recommendations, the Compensation Committee takes various factors into consideration, including the responsibilities of directors generally, as well as committee chairs, and the forms and levels of compensation paid to directors by peer companies. It also considers advice from its independent compensation consultant who provides analysis on non-employee director compensation regulatory developments, market trends, and data from companies in our executive and director compensation peer group. The Board reviews the recommendations of the Compensation Committee and determines the form and amount of non-employee director compensation. The analysis provided by the Compensation Committee's independent compensation consultant regarding our 2023 director compensation program showed that average pay per director was positioned between the 25th and 50th percentile relative to our peer group. The Compensation Committee did not recommend any changes to the Company's program based on its 2023 director compensation review and the Board determined not to make any changes from the prior year.

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Limits on Director Compensation: Our non-employee directors currently receive compensation in the form of RSU grants and cash fees. Our 2015 Equity Incentive Plan provides for (i) an annual fixed dollar value of RSUs in an amount equal to $245,000 (based on the average daily closing price of the Company's common stock over the 30 trading days preceding the date of grant) to be granted to non-employee directors and (ii) a limit of $1,000,000 on the total amount of annual equity compensation and cash fees that may be awarded to any non-employee director in a single fiscal year to provide for sufficient flexibility to adjust non-employee director compensation in the future if such changes are necessary to remain competitive with our peers or align to any material changes in director roles or time commitments.

The following table provides information on Juniper Networks' compensation and reimbursement practices for non-employee directors during the fiscal year ended December 31, 2023 ("fiscal 2023"):

Annual retainer for all non-employee directors (payable quarterly)	$ 60,000
Additional annual retainer for Audit Committee members (payable quarterly)	$ 20,000
Additional annual retainer for Compensation Committee members (payable quarterly)	$ 15,000
Additional annual retainer for N&CG Committee members (payable quarterly)	$ 10,000
Additional annual retainer for Audit Committee Chair (payable quarterly)	$ 25,000
Additional annual retainer for Compensation Committee Chair (payable quarterly)	$ 20,000
Additional annual retainer for N&CG Committee Chair (payable quarterly)	$ 10,000
Additional annual retainer for the Chair of the Board (payable quarterly)	$ 75,000
Additional annual retainer for the Lead Independent Director (payable quarterly)	$ 30,000
Restricted Stock Units granted annually[1]	$245,000
Reimbursement for expenses attendant to Board membership	Yes
Payment for each additional committee meeting attended after total committee meeting attendance exceeds eighteen (18) in a calendar year	$ 1,250

[1] Non-employee directors receive non-discretionary annual grants of RSUs, to further align their interests with stockholders. Pursuant to the 2015 Plan, on the date of each of the Company's annual stockholder meetings, each non-employee director who is elected at (or whose term continues after) such meeting will automatically be granted RSUs for a number of shares equal to the "Annual Value" (as defined below), rounded down to the nearest whole share. For the grants made in 2023, the "Annual Value" was the number of RSUs equal to $245,000 divided by the average daily closing price of the Company's common stock over the 30 trading days preceding the date of grant.

Director Compensation Table for Fiscal 2023

The following table shows compensation information for our non-employee directors for fiscal 2023. Mr. Rahim, our Chief Executive Officer, did not receive any compensation for serving as a director. Compensation information for Mr. Rahim is included in the "*Summary Compensation Table*" set forth in this proxy statement.

Director Compensation for Fiscal 2023

Name	Fees Earned or Paid in Cash	Stock Awards[1]	All Other Compensation	Total
Gary Daichendt[2]	$ 62,500	$ 0	$0	$ 62,500
Anne DelSanto	$ 91,250	$216,709	$0	$307,959
Kevin DeNuccio	$ 75,000	$216,709	$0	$291,709
James Dolce	$ 75,000	$216,709	$0	$291,709
Steven Fernandez	$ 70,000	$216,709	$0	$286,709
Christine Gorjanc	$102,500	$216,709	$0	$319,209
Janet Haugen	$105,000	$216,709	$0	$321,709
Scott Kriens	$135,000	$216,709	$0	$351,709
Rahul Merchant	$ 80,000	$216,709	$0	$296,709
William Stensrud	$ 80,000	$216,709	$0	$296,709

[1] As of December 31, 2023, each of our non-employee directors listed in the table held 7,682 RSUs. Amounts shown do not reflect compensation actually received by the director, and there can be no assurance that these amounts will ever be realized by the non-employee directors. Instead, the amount shown is the grant date fair value of the RSU awards granted in fiscal 2023 computed in accordance with ASC Topic 718 — *Compensation — Stock Compensation* ("ASC Topic 718"), disregarding forfeiture assumptions.

[2] Mr. Daichendt departed the Board in May 2023.

Proposal No. 1
Election of Directors

There are ten nominees for election as directors at this year's annual meeting: Anne DelSanto, Kevin DeNuccio, James Dolce, Steven Fernandez, Christine Gorjanc, Janet Haugen, Scott Kriens, Rahul Merchant, Rami Rahim, and William Stensrud. A discussion of the primary experience, qualifications, attributes, and skills of each director nominee that led our Board and Nominating and Corporate Governance Committee to the conclusion that such individual should serve or continue to serve as a director is included in each of the director nominee biographies. Each director nominee will be elected to serve for a term expiring at the Company's annual meeting of stockholders in 2025 and until the director's successor is duly elected and qualified, or until the director's earlier death, resignation, or removal. There are no family relationships among any of our executive officers and directors.

Recommendation

Our Board recommends a vote "FOR" the election to the Board of: Anne DelSanto, Kevin DeNuccio, James Dolce, Steven Fernandez, Christine Gorjanc, Janet Haugen, Scott Kriens, Rahul Merchant, Rami Rahim, and William Stensrud.

The names of our director nominees and their ages, tenures, positions, qualifications, and experience as of the date this proxy statement was filed with the SEC are set forth below.

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ANNE DELSANTO
Director since 2019
Age 60

COMMITTEES
Compensation (Chair)

Other Current Public Company Boards:
Advanced Energy Industries, Inc.

CURRENT AND PAST POSITIONS
Ms. DelSanto has principally served as a limited partner at Operator Collective since December 2019. Ms. DelSanto has also served as a limited partner at Stage 2 Capital, since March 2019. From February 2018 to April 2019, she served as Executive Vice President and General Manager, Platform at Salesforce.com, Inc. ("Salesforce"), a customer relationship management company. Prior to that role, she served in various executive-level roles at Salesforce since October 2012, including as the Executive Vice President, Americas Solution Engineering & Cloud Sales from February 2016 to February 2018; Executive Vice President, Global Solution Engineering and Cloud Specialist Sales from February 2015 to February 2016; and Senior Vice President, Global Solutions Engineering from October 2012 to February 2015. Prior to joining Salesforce, Ms. DelSanto also served in various roles of increasing responsibility in pre-sales from 1999 to 2012 at Oracle Corporation ("Oracle"), an information technology and services company, including most recently as Group Vice President, Sales Engineering from February 2012 to September 2012; and Vice President of Sales Engineering from 2007 to February 2012. She began her career in 1985 as an account systems engineer at IBM, an information technology and services company.
Ms. DelSanto served on the board of directors of Traction on Demand from March 2020 through April 2022 and the board of directors of New Relic, Inc. from August 2020 to November 2023, when it was acquired by private investors. Ms. DelSanto began her service on the board of directors of Axionus, Inc. in April 2020 and her service on the board of directors of Advanced Energy Industries, Inc. in October 2020.

SPECIFIC QUALIFICATIONS, ATTRIBUTES, SKILLS AND EXPERIENCE
- Senior leadership, executive experience, and management expertise gained from serving as a senior sales executive at several technology companies
- Broad industry knowledge, background and expertise with cloud-businesses, software-as-a-service business models, and the requirements of Enterprise customers gained through her experience as a senior leader in companies that leverage the cloud for their business model's success
- Public company governance experience as a member of the board of directors of other public technology companies



KEVIN DENUCCIO
Director since 2014
Age 64

COMMITTEES
Compensation

Other Current Public Company Boards:
Marathon Digital Holdings, Inc.

CURRENT AND PAST POSITIONS
Mr. DeNuccio most recently served as Executive Chairman of SevOne, Inc., a digital infrastructure management software company, from May 2017 to November 2019. He served as President and Chief Executive Officer of Violin Memory, a flash based storage array solutions company, from February 2014 to April 2017. In December 2016, Violin Memory filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code. Prior to joining Violin Memory, Mr. DeNuccio serves as a co-founder of Wild West Capital, LLC, a venture and technology consulting firm he co-founded in July 2012. Prior to that, Mr. DeNuccio served as Chief Executive Officer of Metaswitch Networks, a provider of carrier systems and software solutions that enable communication networks to migrate to open, packet-based architectures, from February 2010 to July 2012.
Mr. DeNuccio was President and Chief Executive Officer of Redback Networks Inc., a provider of advanced communications networking equipment, from August 2001 to January 2008, during which time it was acquired by Telefonaktiebolaget LM Ericsson, or Ericsson, in January 2007 and operated as a wholly-owned subsidiary of Ericsson.
Mr. DeNuccio held various positions at Cisco Systems, Inc., a digital communications technology company, from 1995 to 2001, including Senior Vice President of Worldwide Service Provider Operations. Previously, Mr. DeNuccio was the founder, President and Chief Executive Officer of Bell Atlantic Network Integration Inc., a wholly-owned subsidiary of Bell Atlantic (now Verizon Communications). Mr. DeNuccio served as a director of Calix, Inc. since September 2012 until 2022, and serves on the board of directors of Marathon Digital Holdings, Inc., beginning in January 2021. Mr. DeNuccio previously served as a director of Sandisk Corporation from August 2009 to February 2014, Metaswitch Networks from December 2008 to February 2014 and Violin Memory from February 2014 to April 2017.

SPECIFIC QUALIFICATIONS, ATTRIBUTES, SKILLS AND EXPERIENCE
- Senior leadership, executive experience, management, and operational and technological expertise gained through experience as a senior executive at companies in the technology and networking industries, including as chief executive officer of networking companies
- Public company governance experience as a member of the boards of directors and board committees of other public technology companies



JAMES DOLCE

Director since 2015
Age 61

COMMITTEES

Compensation

Other Current Public Company Boards:

None

CURRENT AND PAST POSITIONS

Mr. Dolce has served as the Chief Executive Officer and a director at Lookout, Inc., a mobile security software company, since March 2014. Prior to joining Lookout, Inc., Mr. Dolce was the Vice President of carrier market development at Akamai Technologies, Inc. ("Akamai"), a content delivery network and cloud services provider, from December 2012 until February 2014, and prior to that, he was the Founder and Chief Executive Officer at Verivue, Inc. ("Verivue"), a provider of digital content delivery solutions, which was acquired by Akamai, from 2006 until December 2012. Prior to Verivue, Mr. Dolce served as Executive Vice President of worldwide field operations at Juniper Networks from 2002 to 2006, where he led Juniper Networks' global sales, marketing and customer service efforts. Mr. Dolce joined Juniper Networks through its acquisition of Unisphere Networks, Inc., a networking equipment manufacturer, where he served as Chief Executive Officer from 1999 to 2002. Mr. Dolce served on the board of directors of Infinera Corporation from May 2014 until January 2016. Mr. Dolce has served on the board of directors of Lookout, Inc. since March 2014.

SPECIFIC QUALIFICATIONS, ATTRIBUTES, SKILLS AND EXPERIENCE

- Senior leadership, executive experience, management, and operational and technological expertise gained through experience as a senior executive at companies in the technology and networking industries, including as chief executive officer of technology companies
- In-depth knowledge of Juniper Networks' customers and industry due to his prior executive experience at Juniper Networks
- Public company governance experience as a member of the boards of directors and board committees of other public technology companies
- Expertise in cybersecurity



STEVEN FERNANDEZ

Director since 2022
Age 49

COMMITTEES

N&CG

Other Current Public Company Boards:

None

CURRENT AND PAST POSITIONS

Mr. Fernandez most recently served as the Chief Information Officer of NCR Voyix, a global provider of digital commerce solutions, from October 2023 to April 2024. He was Chief Transformation Officer of NCR Corporation, an enterprise software, consulting, and technology provider, November 2022 to October 2023. Previously, he served as Global Chief Technology Officer of American International Group, Inc., an insurance company, from July 2020 to August 2022, as the Global Chief Technology Officer of L'Oréal S.A., a personal care company, from August 2016 to July 2020, as Chief Information Officer of Conisus LLC, a provider of strategic medical communications services, from August 2015 to August 2016 and Chief Technology Officer, Bottling Investment Group at The Coca-Cola Company, a multinational beverage company, from November 2011 to August 2015. Prior to joining The Coca-Cola Company, Mr. Fernandez was employed by General Electric, a multinational conglomerate, where he served as the Chief Data Architect, Energy from June 2010 to October 2011 and Chief Technology Officer, Nuclear from January 2007 to June 2010. He also served as a Manager at Ford Motor Company, a car manufacturer, from January 1996 to December 2006.

SPECIFIC QUALIFICATIONS, ATTRIBUTES, SKILLS AND EXPERIENCE

- Senior leadership, executive experience, management, and operational and technological expertise gained through experience as a technology executive at companies in the consumer and business products industry, including as chief technology officer
- Expertise in cybersecurity

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CHRISTINE GORJANC

Director since 2019
Age 67

Lead Independent Director

COMMITTEES
Audit

Other Current Public Company Boards:
Invitae Corporation, Shapeways Holdings, Inc.

CURRENT AND PAST POSITIONS

Ms. Gorjanc served as the Chief Financial Officer for Arlo Technologies, Inc. ("Arlo"), an intelligent cloud infrastructure and mobile app platform company, from August 2018 to June 2020. Prior to her role with Arlo, she served as the Chief Financial Officer of NETGEAR, Inc., a provider of networking products and services, since January 2008, where she previously served as Chief Accounting Officer from December 2006 to January 2008 and Vice President, Finance from November 2005 to December 2006. Prior to joining NETGEAR, Inc., Ms. Gorjanc served in a number of roles including as the VP, Controller, Treasurer, and Assistant Secretary of Aspect Communications Corporation, a provider of workforce and customer management solutions, from September 1996 through November 2005. Ms. Gorjanc served as the Manager of Tax for Tandem Computers, Inc., a provider of fault-tolerant computer systems, from October 1988 through September 1996. Prior to that, Ms. Gorjanc served in management positions at Xidex Corporation, a manufacturer of storage devices, and spent eight years in public accounting. Ms. Gorjanc has served on the board of directors and as chairman of the audit committee of Invitae Corporation, a genetic testing and services company, since November 2015, is currently on the compensation committee and served as interim CFO from July to August 2023. She has served on the board of directors and as chair of the audit committee of Shapeways Holdings, Inc., a publicly traded digital manufacturing company, since May 2023. She served on the board of directors, as Chair of the audit committee and member of the compensation committee of Zymergen Inc. from March 2021 to October 2022 when it was acquired. Ms. Gorjanc served as chair of the Audit Committee of the board of Carbon Health, a private healthcare company from September 2021 through December 2023.

SPECIFIC QUALIFICATIONS, ATTRIBUTES, SKILLS AND EXPERIENCE

- Senior leadership, executive experience, management and financial expertise gained through service as a chief financial officer as well as broad industry knowledge gained as a senior executive of rapidly-growing international technology companies operating in the intelligent cloud, networking products and services industries
- Experience in operations, supply chain and information technology
- Public company governance experience as a member of the board of directors and audit committee of other public technology and healthcare companies
- National Association of Corporate Directors (NACD) Directorship Certified™
- Audit Committee Financial Expert



JANET HAUGEN

Director since 2019
Age 65

COMMITTEES
Audit (Chair)

Other Current Public Company Boards:
Bentley Systems, Incorporated; NCR Voyix Corporation

CURRENT AND PAST POSITIONS

Ms. Haugen served as the Senior Vice President and Chief Financial Officer of Unisys Corporation ("Unisys"), a global information technology company, from April 2000 to November 2016. She also held positions as Vice President, Controller and Acting Chief Financial Officer of Unisys between April 1996 and April 2000. Prior to joining Unisys, she was an audit partner at Ernst & Young ("EY") from 1993 to 1996, after serving in positions of increasing responsibility at EY from 1980 to 1993. Ms. Haugen has served on the board of directors, lead independent director and as a member of the compensation committee, nomination committee and the audit committee of Bentley Systems, Incorporated, an infrastructure software development company, since September 2020 and on the board of directors and as chair of the audit committee of CentralSquare Technologies, an IT consulting company, since March 2022. She also served on the board of directors, as audit committee chair and a member of the compensation committee of Paycom Software, Inc., a provider of comprehensive, cloud-based human capital management software, from February 2018 to October 2021 and on the board of directors and as the chair of the audit committee of SunGard Data Systems Inc. from 2002 to 2005. Ms. Haugen was named to the board and audit and compensation committees of NCR Voyix in October 2023.

SPECIFIC QUALIFICATIONS, ATTRIBUTES, SKILLS AND EXPERIENCE

- Senior leadership, executive experience, management and financial expertise gained through service as a chief financial officer as well as broad industry knowledge gained as a senior executive of a global technology company and as an audit partner with a public accounting firm
- Public company governance experience as a member of the boards of directors, compensation committee, and audit committee of other public technology companies
- National Association of Corporate Directors (NACD) Directorship Certified™
- Audit Committee Financial Expert



SCOTT KRIENS

Director since 1996
Age 66

Chairman of the Board

Other Current Public Company Boards:
None

CURRENT AND PAST POSITIONS

Mr. Kriens has served as Chairman of the Board of Directors of Juniper Networks since October 1996, Chief Executive Officer of Juniper Networks from October 1996 to September 2008 and an employee of Juniper Networks through April 2011. From April 1986 to January 1996, Mr. Kriens served as Vice President of Sales and Vice President of Operations at StrataCom, Inc., a telecommunications equipment company, which he co-founded in 1986. Mr. Kriens also served on the board of directors of Equinix, Inc. from July 2000 to June 2020.

SPECIFIC QUALIFICATIONS, ATTRIBUTES, SKILLS AND EXPERIENCE

- Extensive understanding of the networking industry in general with a highly informed perspective on our business due to Mr. Kriens' service as the former Chief Executive Officer of Juniper Networks
- Insight into the evolution of the Company, including from execution, cultural, operational, competitive and industry points of view, due to Mr. Kriens' experience with the Company from its early stages
- Deep understanding of the operation of other boards of directors gained through his experience serving on the board of directors and board committees of other public technology companies contributes to his role as Chairman



RAHUL MERCHANT

Director since 2015
Age 67

COMMITTEES
Audit

Other Current Public Company Boards:
Kyndryl Holdings, Inc.

CURRENT AND PAST POSITIONS

Mr. Merchant most recently served as Senior Executive Vice President and Head of Client Services & Technology of TIAA-CREF, a leading financial services provider, from March 2017 to March 2022. Previously, Mr. Merchant served as Senior Executive Vice President and Chief Information Officer of TIAA-CREF from January 2017 to March 2017 and as Executive Vice President and Chief Information Officer of TIAA-CREF from April 2015 to January 2017. Prior to joining TIAA-CREF, he was the Chief Information and Innovation Officer for the City of New York from April 2012 to February 2014. From 2009 to April 2012, Mr. Merchant was a partner at Exigen Capital, a private equity firm based in New York City. From 2006 until 2008, Mr. Merchant was Executive Vice President, Chief Information Officer and member of the Executive Committee at Fannie Mae. He also served as Senior Vice President, Chief Information Officer and Chief Technology Officer at Merrill Lynch & Co. from 2000 to 2006. Mr. Merchant has also held senior leadership positions at Cooper Neff and Associates, Lehman Brothers, Sanwa Financial Products and Dresdner Bank. Mr. Merchant serves as a member of the board of directors of Kyndryl Holdings, Inc. since September 2021 and previously served as a member of the board of directors of Emulex Corporation, Level 3 Communications, Inc., Sun Microsystems, Inc, and Fair Isaac Corporation.

SPECIFIC QUALIFICATIONS, ATTRIBUTES, SKILLS AND EXPERIENCE

- Senior leadership, executive experience, management, operational and technological expertise, as well as a detailed knowledge of Juniper Networks' customers and industry gained through experience as a senior technology executive at many companies in the financial industry and in the public sector
- Insight and experience related to information technology, cybersecurity best practices and the relationship between information security programs and broader business goals and objectives due to his role as a chief information officer
- Public company governance experience based on his prior service on the board of directors and board committees of other public technology companies
- Expertise in cybersecurity

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RAMI RAHIM

Director since 2014
Age 53

Chief Executive Officer

Other Current Public Company Boards:

Autodesk, Inc.

CURRENT AND PAST POSITIONS

Mr. Rahim joined Juniper Networks in January 1997 and was appointed as Chief Executive Officer of the Company in November 2014. Previously, Mr. Rahim served as Executive Vice President and General Manager, Juniper Development and Innovation, responsible for driving innovation across the Company through the oversight of all research and development programs, strategy, development, and business growth across the portfolio of routing, switching, and security. He has also overseen the ongoing evolution of silicon technology and the Junos operating system. In addition, Mr. Rahim has served at Juniper Networks in a number of roles, including Executive Vice President, Platform Systems Division, Senior Vice President and General Manager, Edge and Aggregation Business Unit, and Vice President, Product Management for the Edge and Aggregation Business Unit. Prior to that, Mr. Rahim spent the majority of his time at the Company in the development organization where he helped with the architecture, design and implementation of many Juniper Networks' core, edge, and carrier Ethernet products. Mr. Rahim joined the board of directors of Autodesk, Inc. in August 2022 and serves on the compensation committee.

SPECIFIC QUALIFICATIONS, ATTRIBUTES, SKILLS AND EXPERIENCE

- Extensive knowledge and understanding of the Company and its industry due to Mr. Rahim's day-to-day involvement in the Company's business as Chief Executive Officer
- Insight and information related to the Company's strategy, financial condition, operations, competitive position and business
- In-depth industry and business experience in building and operating complex networks and a detailed knowledge of Juniper Networks' customers and industry gained through his prior experience in a number of management and senior executive roles at Juniper Networks
- Insight into the evolution of the Company, including from execution, cultural, operational, competitive and industry points of view due to his experience with Juniper Networks from its early stages
- Expertise in cybersecurity



WILLIAM STENSRUD

Director since 1996
Age 73

COMMITTEES

N&CG (Chair)

Other Current Public Company Boards:

None

CURRENT AND PAST POSITIONS

Mr. Stensrud has served as a Partner of the SwitchCase Group, a consulting company, since January 2011, the Chairman of InstantEncore.com, a provider of web and mobile technology to the performing arts, since January 2006, and Chairman and Principal at Interactive Fitness Holdings, a designer and manufacturer of virtual stationary bicycles, since November 2009. From January 2007 to March 2007, he served as Chairman and Chief Executive Officer of Muze, Inc., a provider of business-to-business digital commerce solutions and descriptive entertainment media information. Prior to that, Mr. Stensrud was a general partner at Enterprise Partners, a venture capital firm, from January 1997 to December 2006 and an independent investor and turn-around executive from March 1996 to January 1997. During this period, Mr. Stensrud served as President of Paradyne Corporation and as a director of Paradyne Corporation, Paradyne Partners LLP and GlobeSpan Corporation, Inc. (acquired by Conexant, Inc.), all data networking companies. From January 1992 to July 1995, Mr. Stensrud served as President and Chief Executive Officer of Primary Access Corporation, a data networking company acquired by 3Com Corporation. From 1986 to 1992, Mr. Stensrud served as the Marketing Vice President of StrataCom, which he co-founded.

SPECIFIC QUALIFICATIONS, ATTRIBUTES, SKILLS AND EXPERIENCE

- In-depth experience in venture capital and in the management of a wide variety of technology companies due to exposure to a broad range of issues affecting businesses, including a number of businesses in the technology and data networking industries, including service as a chief executive officer of networking companies
- Management experience with knowledge and perspective on the Company's daily operating challenges gained from experience as an operating executive in the telecommunications and data networking industries
- Strategic analytical skills gained by focusing on improving various aspects of businesses, including operations, strategies, and financial performance
- Public company governance experience as a member of the boards of directors and board committees of other public technology companies

Skills, Attributes, and Experience of Director Nominees

	DelSanto	DeNuccio	Dolce	Fernandez	Gorjanc	Haugen	Kriens	Merchant	Rahim	Stensrud
Current / Prior CEO — Experience as CEO role at a public technology company		✓					✓		✓	
Senior Executive Management — Experience in a senior leadership role at a large organization	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Engineering / Computer Science (Technical) — Experience in technical engineering, IP, R&D, corporate strategy	✓		✓	✓				✓	✓	✓
Financial Accounting Expertise / CFO Positions — Education and experience to provide financial oversight					✓	✓				
Prior Public Company Board — Experience serving as a director of another public company	✓	✓	✓		✓	✓	✓	✓		✓
Seasoned in Networking Industry — Experience with our business, strategy, and marketplace dynamics		✓	✓				✓		✓	✓
Global Operational Perspective — Experience in managing global operations	✓	✓	✓	✓	✓	✓	✓	✓	✓	
Risk Management / Oversight — Experience in managing and mitigating risk at a large organization					✓	✓			✓	
Corporate Governance — Education and experience overseeing corporate governance for a company					✓	✓	✓	✓		✓
M&A / Investments — Experience in complex transactions and investment decisions at large organization	✓	✓	✓	✓					✓	✓
Strategic Business Development — Experience developing strategies to grow sales and market share	✓	✓	✓				✓		✓	
Sales & Marketing — Experience in a senior management position developing marketing/sales	✓	✓	✓				✓			✓
Cybersecurity — Experience in technology, security, and compliance decisions at large organization			✓	✓				✓	✓	

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Proposal No. 2
Ratification of Appointment of Independent Registered Public Accounting Firm

The Audit Committee is directly responsible for the appointment, compensation, retention, and oversight of our independent registered public accounting firm. The Audit Committee has appointed Ernst & Young LLP, or EY, as our independent registered public accounting firm for the fiscal year ending December 31, 2024. EY has served as our independent registered public accounting firm since 1996, and EY's current lead audit partner was selected in 2021.

The Audit Committee periodically considers whether there should be a rotation of independent registered public accounting firms because the Audit Committee believes it is important for our independent registered public accounting firm to maintain independence and objectivity. The Audit Committee annually reviews EY's qualifications, performance, independence, and fees in making its decision to engage EY and discusses the overall scope and plans for the annual audit with EY. The focus of this review process is to select and retain the most qualified firm to perform the annual audit. During the review and selection process, the Audit Committee considers a number of factors including:

- Recent and historical audit performance, including the results of a management survey concerning EY's service;
- The relevant experience, expertise, and capabilities of EY and the audit engagement team in relation to the nature and complexity of our business;
- A review of the firm's independence and internal quality controls;
- Any legal or regulatory proceedings that raise concerns about EY's qualifications or ability to continue to serve as our independent auditor, including reports, findings, and recommendations of the Public Accounting Oversight Board;
- The appropriateness of EY's fees for audit and non-audit services; and
- The length of time that EY has served as our independent auditor, the benefits of maintaining a long-term relationship and controls and policies for ensuring that EY remains independent.

In accordance with SEC rules and Company policies, our lead audit partner is limited to a maximum of 5 years of service in that capacity. In order to select the lead engagement partner, management meets with each candidate for the role and then reviews and discusses the candidates. Based on recommendations from management and the chair, the full committee reviews and approves the lead engagement partner.

During fiscal 2023, EY provided certain tax and audit related services. See the "*Principal Accountant Fees and Services*" section of this proxy statement.

Based on their review, the members of the Audit Committee and the Board believe that the continued retention of EY to serve as our independent registered public accounting firm is in the best interests of the Company and our stockholders.

Representatives of EY are expected to attend the annual meeting, where they are expected to be available to respond to appropriate questions and, if they desire, to make a statement.

Although stockholder ratification of the appointment of our independent registered public accounting firm is not required by our bylaws or otherwise, the Board is submitting the appointment of EY to our stockholders for ratification because we value our stockholders' views on our independent registered public accounting firm and as a matter of good corporate governance. If the appointment is not ratified, the Audit Committee will consider whether it should select another independent registered public accounting firm. Even if the appointment is ratified, the Audit Committee, in its discretion, may appoint a different independent registered public accounting firm at any time during the year if the Audit Committee determines that such a change would be in the Company's and our stockholders' best interests.

Recommendation

Our Board unanimously recommends a vote "FOR" the ratification of the appointment of Ernst & Young LLP as Juniper Networks' independent registered public accounting firm for the fiscal year ending December 31, 2024.

Principal Accountant Fees and Services

The Audit Committee has appointed Ernst & Young LLP, an independent registered public accounting firm, to serve as Juniper Networks' auditors for the fiscal year ending December 31, 2024.

Fees Incurred by Juniper Networks for Ernst & Young LLP

Fees for professional services billed or to be billed by the Company's independent registered public accounting firm in each of the last two years were approximately:

	2023	2022
Audit Fees	$7,033,100	$6,774,550
Audit-Related Fees	$ 393,885	$ 177,700
Tax Fees	$ 731,739	$ 779,606
All Other Fees	$ 0	$ 0
Total	$8,158,724	$7,731,856

Audit Fees include professional services fees in connection with the audit of the Company's annual financial statements, the review of our quarterly financial statements, and the issuance of a comfort letter and consents, and audit services provided in connection with other statutory or regulatory filings.

Audit-Related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company's consolidated financial statements, and are not reported under "Audit Fees". These services include accounting consultations in connection with transactions, attest services that are required by statute or regulation, and consultations concerning financial accounting and reporting standards.

Tax Fees are for professional services rendered for tax compliance, tax advice or tax planning.

All Other Fees, which include fees for products and services other than those described above under "Audit Fees," "Audit-Related Fees," and "Tax Fees," for the years ended December 31, 2023 and December 31, 2022, were zero.

Audit Committee's Pre-Approval Policy and Procedures

Pursuant to its charter, the Audit Committee is responsible for pre-approving all audit and permissible non-audit services provided by the Company's independent registered public accounting firm. The Audit Committee's charter gives the Audit Committee the power to delegate to one or more members of the Audit Committee the authority to pre-approve permissible non-audit services. The Audit Committee pre-approved all services performed by the Company's independent registered public accounting firm in 2023 and 2022.

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Report of the Audit Committee of the Board of Directors

The following Audit Committee Report shall not be deemed to be "soliciting material" and should not be deemed "filed" and shall not be deemed to be incorporated by reference in future filings with the SEC, except to the extent that the Company specifically incorporates it by reference into a document filed under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

The Audit Committee is composed entirely of non-employee directors. The members of the Audit Committee meet the independence and financial literacy requirements of the NYSE and additional, heightened independence criteria applicable to members of the Audit Committee under SEC and NYSE rules. The Audit Committee operates under a written charter, which contains a description of the scope of the Audit Committee's responsibilities and how they will be carried out, which may be found on the Company's website at http://investor.juniper.net/investor-relations/corporate-governance/default.aspx.

The Audit Committee oversees the Company's financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the financial statements and the reporting process, including establishing and maintaining adequate internal controls over the Company's financial reporting. The independent registered public accounting firm of Ernst & Young LLP, or EY, reports to the Audit Committee, and EY is responsible for performing an independent audit of the Company's consolidated financial statements and internal control over financial reporting in accordance with generally accepted auditing standards in the United States. The Audit Committee discussed the overall scope and plans for the annual audit with EY.

The Audit Committee meets regularly with EY, with and without management present, to discuss the results of EY's examinations, evaluations of the Company's internal controls, and the overall quality of the Company's financial reporting. The Audit Committee held 8 meetings during fiscal 2023.

In this context, the Audit Committee hereby reports as follows:

1. The Audit Committee has reviewed and discussed the Company's audited financial statements for the fiscal year ended December 31, 2023 with the Company's management.
2. The Audit Committee has discussed with the Company's independent registered public accounting firm the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board and the SEC.
3. The Audit Committee has received the written disclosures and the letter from the Company's independent registered public accounting firm required by the applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm's communications with the Audit Committee concerning independence, and has discussed its independence with the Company's independent registered public accounting firm.
4. Based on the review and discussion referred to in paragraphs (1) through (3) above, the Audit Committee recommended to the Board that the Company's audited financial statements for the fiscal year ended December 31, 2023 be included in Juniper Networks' Annual Report on Form 10-K for the fiscal year ended December 31, 2023, for filing with the SEC.

MEMBERS OF THE AUDIT COMMITTEE

Janet Haugen (Chair)
Christine Gorjanc
Rahul Merchant

Proposal No. 3
Non-Binding Advisory Vote on Executive Compensation

This proposal, commonly known as a "Say-on-Pay" proposal, provides our stockholders with the opportunity to cast a vote, on an advisory basis, on the compensation of the executive officers named in the "*Summary Compensation Table*" below, who we refer to as our "named executive officers" or "NEOs," pursuant to Section 14A of the Exchange Act. For more detail on the compensation of our NEOs, please see the section entitled "*Executive Compensation,*" including the "*Compensation Discussion and Analysis*" and the compensation tables included in this proxy statement.

The Company's current policy is to hold a Say-on-Pay vote each year, and we ordinarily would expect to hold another advisory vote with respect to executive compensation at the 2025 annual meeting of stockholders. However, in light of the HPE Merger, such Say-on-Pay vote will likely be held only if the merger has not closed within one year after the 2024 annual meeting.

As described in detail in the "*Compensation Discussion and Analysis*" section of this proxy statement, we design our executive compensation program to implement our core objectives of (i) providing competitive pay, (ii) paying for performance, and (iii) aligning management's interests with the interests of our long-term stockholders. We believe that compensation in 2023 for our Chief Executive Officer and our other NEOs is well aligned with the Company's performance and the interests of our stockholders and reflects our objective to link pay with performance for our NEOs.

As this is an advisory vote, the result will not be binding; however, the Compensation Committee, which is responsible for designing and administering the Company's executive compensation program, values the opinions expressed by our stockholders and will take the outcome of the vote under advisement in evaluating our executive compensation principles, design and practices.

Recommendation

Our Board believes that the Company's executive compensation program uses appropriate structures and sound pay practices that are effective in achieving our core objectives. Accordingly, the Board of Directors recommends that you vote "FOR" the following resolution:

"RESOLVED, that Juniper Networks, Inc. stockholders approve, on an advisory basis, the compensation of the Company's named executive officers as disclosed in this proxy statement pursuant to the Securities and Exchange Commission's compensation disclosure rules, including the Compensation Discussion and Analysis section, the Summary Compensation Table for FY23, and the other related tables and disclosure."

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Proposal No. 4
Approval of the Amendment and Restatement of the Juniper Networks, Inc. 2015 Equity Incentive Plan

Our Board approved, upon the recommendation of the Compensation Committee, the amendment and restatement of Juniper Network, Inc.'s 2015 Equity Incentive Plan (the "2015 Plan," with the amendment and restatement referred to as the "Amended 2015 Plan"), on February 13, 2024, subject to approval by our stockholders. The 2015 Plan allows us to grant equity awards to our employees including our officers, consultants, and directors. We are asking our stockholders to approve the Amended 2015 Plan to, among other things, increase the number of shares of common stock reserved for issuance under the 2015 Plan by 7,000,000 shares and eliminate the term of the 2015 Plan.

The approval of the Amended 2015 Plan by our stockholders is important because the number of shares currently authorized for issuance under our 2015 Plan is not expected to be sufficient to meet our needs over the next year. If our stockholders do not approve this proposal, then the Amended 2015 Plan, including an increase in the number of shares available for issuance and the other amendments described in this proposal, will not become effective.

Reasons to Approve the Amended 2015 Plan

The Board recommends a vote in favor of the Amended 2015 Plan because the Board believes the Amended 2015 Plan is in the best interests of the Company and our stockholders for the following reasons:

- **Aligns non-employee director, employee, and stockholder interests.** We currently provide RSUs to a broad based group of our employee population as well as our non-employee directors. We also provide a range of long-term incentives with service- and performance-based vesting conditions to our executive officers. We believe that our stock-based compensation programs, along with our stock ownership guidelines for our non-employee directors and executives, help align the interests of our non-employee directors, executives and employees with the interests of our stockholders by giving our non-employee directors, executives, and employees a sense of ownership and long-term personal involvement in and accountability for the development and financial success of the Company. We believe that our long-term stock-based incentives help promote long-term retention of our employees and encourage significant ownership of our common stock. If the Amended 2015 Plan is approved, we will be able to continue to use equity to align the interests of our non-employee directors, executives, and employees with the interests of our stockholders.

- **Attracts and retains talent.** Talented, motivated, and effective executives and employees are essential to executing our business strategies and propelling our business forward. Stock-based compensation has been a critical component of total compensation at the Company for many years because this type of compensation enables the Company to effectively recruit and retain outstanding executives and other employees in a competitive market for talent while encouraging them to act and think like owners of the Company. If the Amended 2015 Plan is approved, we believe we will maintain our ability to offer competitive compensation packages to both retain our best performers and attract new talent.

- **Supports our pay-for-performance philosophy.** A significant portion of total compensation for our executives is equity-based incentive compensation tied to the achievement of our business results and our stock price performance. We use incentive compensation to help reinforce desired business results to our executives and to motivate them to make decisions to produce those results. If the Amended 2015 Plan is approved, it will continue to support our pay-for-performance philosophy.

- **Avoids disruption in our compensation programs and mitigates the need for significant cash compensation.** We consider equity compensation to be a vital element of our employee compensation program. We believe that, if stockholders approve the Amended 2015 Plan, the additional shares reserved under the Amended 2015 Plan will be sufficient to enable us to grant stock awards under the 2015 Plan for approximately the next year, based on historical grant and forfeiture levels, the recent market prices of Juniper shares, and the anticipated use of stock awards as an incentive and retention tool. If the Amended 2015 Plan is not approved, we would need to replace components of compensation previously awarded in equity with cash or with other instruments that may not necessarily support our goals of strengthening longer-term retention and aligning employee interests with those of our stockholders. Additionally, replacing equity with cash would increase our cash compensation expense and significantly deplete cash that could be better utilized towards other strategic purposes or returned to stockholders.

- **Balances appropriately our need to attract and retain talent with stockholder interests regarding dilution.** We recognize the dilutive impact of our equity compensation programs on our stockholders, and we continuously strive to balance this concern with the competition for talent, competitive compensation practices, and the need to attract and retain talent. As described in more detail below under the heading "Background," we believe the Amended 2015 Plan is not excessively dilutive to our stockholders given our overhang and that our three-year average annual gross burn rate (excluding stock awards assumed in acquisitions) is 2.74% and our three-year average net burn rate (excluding stock awards assumed in acquisitions) is 2.13%.

- **Protects stockholder interests and embraces sound stock-based compensation practices.** As described in more detail below under the heading "Background," the Amended 2015 Plan includes a number of features that are consistent with the interests of our stockholders (and their advisors) and sound corporate governance practices.

We are proposing to (i) remove the term of the Amended 2015 Plan, to avoid the need to amend the Amended 2015 Plan in the future solely to extend its term, and (ii) provide that no incentive stock options may be granted after February 14, 2034 without further stockholder approval in connection with the removal of the term of the Amended 2015 Plan.

Summary of Sound Governance Features of the Amended 2015 Plan

Current features of our 2015 Plan include:

- **No Repricing or Buyout of Underwater Options or Stock Appreciation Rights.** Prohibits stock option and stock appreciation right repricing or other exchanges for cash or equity compensation without stockholder consent.

- **No Discounted Options and Stock Appreciation Rights.** Requires stock options and stock appreciation rights to be granted with an exercise price equal to at least the fair market value of our common stock on the date of the award is granted.

- **Minimum Vesting Period.** Requires awards to have a minimum vesting of at least one year from the date of grant, subject to certain limited exceptions.

- **No Evergreen Provision.** Avoids the use of "evergreen" share reserve increases and instead requires stockholder approval to increase the share reserve.

- **No Liberal Share Counting.** Prohibits the reuse of shares withheld or delivered to satisfy the exercise price of an option or stock appreciation right or to satisfy tax withholding requirements.

- **Enhanced Award Flexibility.** Enhances flexibility through the ability to use restricted stock, RSUs, performance shares or deferred stock units in lieu of or in addition to stock options to reduce the total number of our shares necessary to grant competitive equity awards.

- **Awards Subject to Clawback.** Awards under the 2015 Plan may be subject to recoupment under certain circumstances.

Background

While the use of long-term incentives in the form of equity awards is an important part of our compensation program, we recognize that stock awards dilute existing stockholders and are mindful of our responsibility to our stockholders to exercise judgment in the granting of equity awards. Our Compensation Committee regularly reviews our long-term incentive compensation program to ensure that we balance our employee compensation objectives with our stockholders' interest in limiting dilution from stock awards.

The following table sets forth information regarding outstanding grants as of April 8, 2024 under the Company's equity compensation plans, which include the following: (i) equity awards granted under our 2015 Plan and (ii) assumed or substituted equity awards in connection with an acquisition. We do not have any grants outstanding under any other equity plan. As of April 8, 2024, we had 324,885,645 shares of common stock issued and outstanding. The market

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value of one share of our common stock on April 8, 2024, as determined based on the closing price per share of our common stock as reported on the NYSE was $37.13.

Equity Plan	Stock Options (# of shares)	Weighted-Average Exercise Price Per Share ($)	Weighted-Average Remaining Contractual Term (In Yrs)	Full Value Awards (# of shares)[1]	Shares Available for Future Grant (# of shares)
2015 Plan	275,219	$34.32	4.87	15,549,529	1,230,616
Assumed Awards[2]	219,154	$ 5.32	4.67	446,647	—
Total	494,373	$21.46	N/A	15,996,176	1,230,616

[1] RSUs and Performance Share Awards are referred to as "Full Value Awards." The maximum number of shares issuable pursuant to certain Performance Share Awards equals 200% of target. The number of Performance Share Awards included in the above table (i) includes "banked" shares for periods where performance has been determined and (ii) assumes performance at target for periods where the performance has not been determined.

[2] "Assumed Awards" refers to equity awards assumed or substituted for Juniper Networks equity awards in connection with an acquisition.

The Compensation Committee also regularly reviews our historical equity award granting practices, including our share usage rate (commonly referred to as "burn rate") and equity overhang activity. The following table provides detailed information regarding our burn rate and equity overhang activity (based on total potential award shares) for the last three fiscal years. The effects of our stock repurchase program are included in these calculations.

	Fiscal 2023	Fiscal 2022	Fiscal 2021
Gross Burn Rate[1]	2.70%	2.72%	2.80%
Net Burn Rate[2]	2.34%	1.98%	2.06%
Equity Overhang[3]	6.22%	6.21%	8.42%

[1] Gross Burn Rate is calculated as (a) the number of new stock awards granted under the 2015 Plan (excluding stock awards assumed in acquisitions), divided by (b) the weighted average common shares outstanding of the Company for the fiscal year.

[2] Net Burn Rate is calculated as (a) the number of new stock awards granted under the 2015 Plan (excluding stock awards assumed in acquisitions), net of stock awards cancelled and forfeited under the 2015 Plan, divided by (b) the weighted average common shares outstanding of the Company for the fiscal year.

[3] Equity Overhang is calculated as (a) the number of shares subject to outstanding stock awards (including stock awards assumed in acquisitions) plus the number of shares available for grant under the 2015 Plan, divided by (b) the number of shares subject to outstanding stock awards (including stock awards assumed in acquisitions), plus the number of shares available for grant under the 2015 Plan, plus the weighted average common shares outstanding of the Company for the fiscal year.

The table below shows the number of options and full value awards granted under the 2015 Plan in each of the last three years as well as the number of performance-based awards that were earned each year.

Fiscal Year	Option Awards Granted	Total Full-Value Awards Granted	Time Based Full-Value Awards Granted	Performance Based Full-Value Awards Granted[1]	Performance Based Full-Value Awards Earned[2][3]
2023	0	8,640,954	7,789,350	851,604	811,367
2022	275,219	8,475,298	7,752,710	722,588	841,751
2021	0	9,083,323	8,179,553	903,770	613,634

[1] Performance based full-value awards granted at target achievement levels.

[2] Earned performance based full-value awards reflects the number of performance based awards that were earned during the applicable year.

[3] Earned performance based full-value awards include PSAs banked as well as bonus equity earned during the performance period.

Description of the Amended 2015 Plan

The material features of the Amended 2015 Plan are summarized below. This summary does not purport to be a complete description of all the provisions of Amended 2015 Plan, and this summary is qualified in its entirety by reference to the text of the Amended 2015 Plan. A complete copy of the proposed Amended 2015 Plan is attached to this proxy statement as **Annex A**.

ELIGIBILITY; LIMITATIONS. Options, stock appreciation rights, performance shares, performance units, restricted stock, RSUs, deferred stock units, and dividend equivalents may be granted under the Amended 2015 Plan. Options granted under the Amended 2015 Plan may be either "incentive stock options," as defined in Section 422 of the Internal Revenue Code ("Code"), or non-statutory stock options. Incentive stock options may be granted only to employees of the Company or any subsidiary of the Company. Other awards may be granted under the Amended 2015 Plan to any employee, consultant or non-employee director of the Company, any parent or subsidiary of the Company or other entity under common control with the Company. Non-employee directors, however, may only be granted RSUs under the

Amended 2015 Plan, and these are made pursuant to an automatic, non-discretionary formula. Otherwise, the Amended 2015 Plan administrator, in its discretion, selects the persons to whom awards may be granted, and except for dividend equivalents, the number of shares subject to each such grant. The Amended 2015 Plan provides that no person(s) may be granted, in any fiscal year of the Company: (i) options or stock appreciation rights to purchase more than 4,000,000 shares of the Company's common stock in such person's first fiscal year of service with the Company and more than 2,000,000 shares of the Company's common stock in any other fiscal year of service; (ii) performance shares, RSUs, restricted stock or deferred stock units to more than 2,000,000 shares of the Company's common stock in such person's first fiscal year of service with the Company and more than 1,000,000 shares of the Company's common stock in any other fiscal year of service; and (iii) performance units having an initial value more than $4,000,000 in such person's first fiscal year of service with the Company and more than $2,000,000 in any other fiscal year of service. As of April 8, 2024, the Company had 9 non-employee directors, approximately 11,176 employees, which included 5 executive officers and 3,126 consultants who may be eligible for awards under the Amended 2015 Plan.

SHARES AVAILABLE FOR ISSUANCE. Currently, under the 2015 Plan, a maximum of 105,200,000 shares of common stock are reserved for issuance. Subject to approval by our stockholders, we are requesting that the maximum number of shares reserved for issuance under the Amended 2015 Plan be increased by 7,000,000 shares.

ADMINISTRATION. The Amended 2015 Plan may generally be administered by the Board or a committee appointed by the Board (as applicable, the "Administrator"). The Board has authorized the Compensation Committee of the Board to approve awards and grants to Section 16 reporting executive officers. The Compensation Committee is composed entirely of independent non-employee directors. The Board has authorized the Stock Committee to approve awards and grants to employees and consultants, other than the senior leaders who report directly to our Chief Executive Officer or any other Section 16 reporting executive officers, subject to certain limitations. The Stock Committee is composed of the Chief Executive Officer and the Chief Financial Officer.

MINIMUM VESTING OF AWARDS. Subject to certain exceptions, awards will not vest earlier (except if accelerated pursuant to a change of control or similar transaction, due to death or due to disability) than the one (1) year anniversary of the grant date.

OPTION TERMS AND CONDITIONS. Each option is evidenced by a stock option agreement between the Company and the optionee, and is subject to the following additional terms and conditions:

- EXERCISE PRICE. The Administrator determines the exercise price of options at the time the options are granted. The exercise price of an option may not be less than 100% of the fair market value of our common stock on the date such option is granted; provided, however, the exercise price of an incentive stock option granted to a 10% stockholder may not be less than 110% of the fair market value of our common stock on the date such option is granted. The fair market value of our common stock is determined with reference to the closing sale price for our common stock (or the closing bid if no sales were reported) on the date the option is granted.

- EXERCISE OF OPTION; FORM OF CONSIDERATION. The Administrator determines when options become exercisable, and may in its discretion, accelerate the vesting of any outstanding option. The Amended 2015 Plan permits payment to be made by cash, check, other shares of our common stock, cashless exercises, or any other form of consideration permitted by applicable law, or any combination thereof.

- TERM OF OPTION. Options granted under the Amended 2015 Plan will expire seven (7) years from the date of grant. However, the Amended 2015 Plan allows an option to be granted with a shorter term determined by the Administrator and in the case of an incentive stock option granted to a 10% stockholder, the term of the option may be no more than five (5) years from the date of grant. No option may be exercised after the expiration of its term.

- EXPIRATION. Options will expire upon the date determined by the Administrator. Generally, if the optionee's employment or status as a service provider terminates for any reason other than death or permanent total disability, then options may be exercised no later than ninety (90) days after such termination and may be exercised only to the extent the option was exercisable on the termination date. If an optionee's employment or status as a service provider terminates as a result of the optionee's death or permanent total disability, then all options held by such optionee under the Amended 2015 Plan may be exercised within twelve (12) months or as may be provided in the option agreement, but only to the extent the options would have been exercisable at the date of death or permanent total disability.

- OTHER PROVISIONS. The stock option agreement may contain other terms, provisions and conditions not inconsistent with the Amended 2015 Plan as may be determined by the Administrator.

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STOCK APPRECIATION RIGHTS. Stock appreciation rights are exercisable in whole or in part at such times as the Administrator specifies in the grant or agreement. However, the term of a stock appreciation right may be no more than seven (7) years from the date of grant. The Company's obligations arising upon the exercise of a stock appreciation right may be paid in cash or our common stock, or any combination of the same, as the Administrator may determine. We expect, however, that most stock appreciation rights that we grant will provide that they may only be settled in shares of our common stock. Shares issued upon the exercise of a stock appreciation right are valued at their fair market value as of the date of exercise.

RESTRICTED STOCK. Subject to the terms and conditions of the Amended 2015 Plan, restricted stock may be granted to participants at any time and from time to time at the discretion of the Administrator. Subject to the annual share limit and vesting limitations set forth above, the Administrator shall have complete discretion to determine (i) the number of shares subject to a restricted stock award granted to any participant, and (ii) the conditions for grant or for vesting that must be satisfied, which typically will be based principally or solely on continued provision of services but may include a performance-based component. Each restricted stock grant shall be evidenced by an agreement that shall specify the purchase price (if any) and such other terms and conditions as the Administrator shall determine. Any dividend awarded with respect to restricted shares will vest only if, when and to the extent such share vests. Dividends payable with respect to shares that do not vest will be forfeited.

RESTRICTED STOCK UNITS. Restricted stock units ("RSUs") are awards that obligate the Company to deliver shares of our common stock to the participant as specified on each vesting date. Subject to the annual share limit and vesting limitations set forth above, the Administrator has complete discretion to determine (i) the number of shares subject to a RSU award granted to any participant, and (ii) the conditions for grant or for vesting that must be satisfied, which typically will be based principally or solely on continued provision of services but may include a performance-based component. Until shares are issued, a RSU holder is not entitled to vote or receive dividends, although the Administrator has discretion under the Amended 2015 Plan to award dividend equivalent rights.

PERFORMANCE SHARES. Performance shares are also awards that obligate the Company to deliver shares of our common stock to the participant as specified on each vesting date. Performance shares may be granted to employees and consultants at any time and from time to time as determined at the discretion of the Administrator. Subject to the annual share limit and vesting limitations set forth above, the Administrator has complete discretion to determine (i) the number of shares of common stock subject to a performance share award granted to any service provider and (ii) the conditions that must be satisfied for grant or for vesting, which typically will be based principally or solely on achievement of performance milestones but may include a service-based component.

PERFORMANCE UNITS. Performance units are similar to performance shares, except that they are settled in cash that is equivalent to the fair market value of the underlying shares, determined as of the vesting date. Subject to the terms and conditions of the Amended 2015 Plan, performance units may be granted to participants at any time and from time to time as shall be determined by the Administrator, in its sole discretion. The Administrator shall have complete discretion to determine the conditions that must be satisfied, which typically will be based principally or solely on achievement of performance milestones but may include a service-based component, upon which is conditioned the grant or vesting of performance units. Performance units shall be granted in the form of units to acquire shares. Each such unit shall be the cash equivalent of one share of our common stock. No right to vote or receive dividends or any other rights as a stockholder shall exist with respect to performance units or the cash payable under such units.

DEFERRED STOCK UNITS. Deferred stock units consist of restricted stock, RSUs, performance shares or performance unit awards that the Administrator, in its sole discretion, permits to be paid out in installments or on a deferred basis, in accordance with rules and procedures established by the Administrator and applicable law, including Section 409A of the Code. Deferred stock units shall remain subject to the claims of the Company's general creditors until distributed to the participant.

DIVIDEND EQUIVALENTS. A dividend equivalent is a credit, payable in cash or shares, awarded at the discretion of the Administrator, to the account of a participant in an amount equal to the cash dividends paid on one share for each share represented by an award. Any dividend equivalents awarded with respect to a share or a unit will vest only if, when and to the extent such share or unit vests. Dividend equivalents payable with respect to shares or units that do not vest will be forfeited.

PERFORMANCE GOALS. The Administrator may make performance goals applicable to a participant with respect to an award. At the Administrator's discretion, one or more of the following performance goals may apply: (i) cash flow (including operating cash flow or free cash flow), (ii) cash position, (iii) revenue (on an absolute basis or adjusted for currency effects), (iv) revenue growth, (v) contribution margin, (vi) gross margin, (vii) operating margin (viii) operating expenses or operating expenses as a percentage of revenue, (ix) earnings (which may include earnings before interest and taxes, earnings before taxes and net earnings), (x) earnings per share, (xi) operating income, (xii) net income, (xiii) stock price, (xiv) return on equity, (xv) total shareholder return, (xvi) growth in stockholder value relative to a specified publicly reported index (such as the S&P 500 Index), (xvii) return on capital, (xviii) return on assets or net assets, (xix) return on investment, (xx) economic value added, (xxi) operating profit or net operating profit, (xxii) operating margin, (xxiii) market share, (xxiv) contract awards or backlog, (xxv) overhead or other expense reduction, (xxvi) credit rating, (xxvii) objective customer indicators, (xxviii) new product invention or innovation, (xxix) attainment of research and development milestones, (xxx) improvements in productivity, (xxxi) attainment of objective operating goals, (xxxii) objective employee metrics, (xxxiii) environmental, social and governance goals, or (xxxiv) any other metric that the Administrator so designates, provided that such objectives do not result in adverse accounting, tax, reporting, or other consequences. The performance measures listed above may apply to either the Company as a whole or, except with respect to shareholder return metrics, a region, business unit, affiliate or business segment, or in certain select cases, on an individual basis, and measured either on an absolute basis or relative to a pre-established target, to a previous period's results or to a designated comparison group, and, with respect to financial metrics, which may be determined in accordance with GAAP, in accordance with International Accounting Standards Board Principles ("IASB Principles") or which may be adjusted when established to exclude or include any items otherwise includable or excludable under United States generally accepted accounting principles ("GAAP") or under IASB Principles or any other objectively determinable items including, without limitation, (a) any extraordinary non-recurring items, (b) the effect of any merger, acquisition, or other business combination or divestiture, or (c) the effect of any changes in accounting principles affecting the Company's or a business unit's, region's, affiliate's or business segment's reported results.

NO REPRICING. The Amended 2015 Plan prohibits (i) option or stock appreciation right re-pricings (including by way of exchange for another award) and (ii) the Company from paying cash or issuing new equity awards in exchange for the surrender and cancellation of any, or all, stock options or stock appreciation rights with an exercise price that is less than the current fair market value, in each case, unless stockholder approval is obtained.

NONTRANSFERABILITY OF AWARDS. Unless determined otherwise by the Administrator, an award granted under the Amended 2015 Plan is not transferable other than by will or the laws of descent and distribution, and may be exercised during the participant's lifetime only by the participant. Further, in no event may any award be transferred for consideration to a third-party financial institution.

AUTOMATIC GRANTS TO OUTSIDE DIRECTORS. The Amended 2015 Plan provides that (i) at each of the Company's annual stockholder meetings each non-employee director (an "Outside Director") who is elected at (or whose term continues after) such meeting shall be automatically granted RSUs for a number of shares equal to the "Annual Value" (as defined below), rounded down to the nearest whole share, and (ii) each person who first becomes an Outside Director on a date other than the annual meeting of stockholders (including a director who has transitioned from an employee director to an Outside Director) shall automatically be granted on the date such person becomes an Outside Director, RSUs for a number of shares equal to a number determined by multiplying the "Annual Value" used for calculating the number of RSUs granted to Outside Directors at the annual stockholder meeting immediately preceding the date of such award by a fraction, the numerator of which is 365 minus the number of days between the last annual meeting date and the date the person first becomes an Outside Director, and the denominator of which is 365, rounded down to the nearest whole share. The "Annual Value" means the number equal to $245,000 divided by the average daily closing price over the 30 Trading Days preceding the date of grant.

Each award granted to Outside Directors will vest in full on the earlier of (A) the one year anniversary of the grant date, and (B) the day prior to the date of the Company's next annual stockholder meeting, subject in either case to the participant continuously remaining a director through the vest date.

Notwithstanding the foregoing, the maximum value of (i) the grant date fair value of equity awards granted and (ii) cash fees paid to any Outside Director for their service as a director in a fiscal year, shall not exceed $1,000,000 in total value.

ADJUSTMENTS UPON CHANGES IN CAPITALIZATION. In the event that the stock of the Company changes by reason of any stock split, reverse stock split, stock dividend, combination, reclassification or other similar change in the capital structure of the Company effected without the receipt of consideration, appropriate adjustments shall be made in the number and class of shares of stock subject to the Amended 2015 Plan, the number and class of shares of award outstanding under the Amended 2015 Plan, the fiscal year limits on the number of awards that any person may receive, the number of shares subject to automatic option grants to Outside Directors and the exercise price of any outstanding option or stock appreciation right.

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In the event of a liquidation or dissolution, the Administrator shall notify each participant prior to the effective date. The Administrator may, in its discretion, provide that each participant shall have the right to exercise all of their options and stock appreciation rights, as to all of the shares covered by the option or stock appreciation right, including as to those shares not otherwise exercisable. In addition, the Administrator may provide that any Company repurchase option or forfeiture rights applicable to any award shall lapse 100%, and that any award vesting shall accelerate 100%, provided the proposed dissolution or liquidation takes place at the time and in the manner contemplated.

MERGER OR CHANGE IN CONTROL. In the event of a merger of the Company with or into another corporation, or a Change in Control of the Company (as defined in the Amended 2015 Plan), each outstanding option and stock appreciation right shall be assumed, or an equivalent option or stock appreciation right will be granted in substitution by the successor corporation or a parent or subsidiary of the successor corporation. In the event that the successor corporation refuses to assume or substitute for the option or stock appreciation right, the participant shall fully vest in and have the right to exercise the option or stock appreciation right as to all of the common stock covered by such award with any performance-based award vesting at target, including shares as to which he or she would not otherwise be vested or exercisable. If an option or stock appreciation right becomes fully vested and exercisable in lieu of assumption or substitution in such event, the Administrator will notify the participant that the option or stock appreciation right will become fully vested and exercisable for a period determined by the Administrator, and the option or stock appreciation right will terminate upon the expiration of such period.

In the event of a merger of the Company with or into another corporation, or a Change in Control of the Company, each outstanding restricted stock, RSU, performance share, performance unit, and deferred stock unit award (and any related dividend equivalent) shall be assumed or an equivalent award substituted by the successor corporation or a parent or subsidiary of the successor corporation. In the event that the successor corporation refuses to assume or substitute for the award, the participant shall fully vest in the award, including as to shares (or with respect to dividend equivalents and performance units, the cash equivalent thereof) which would not otherwise be vested with any performance-based award vesting at target.

OTHER POLICIES. The Amended 2015 Plan provides that each award may be subject to the terms and conditions of any other policy (and any amendments thereto) adopted by the Company from time to time, which may include any policy related to the vesting or transfer of equity awards.

TAX WITHHOLDING. Participants may satisfy the statutory tax withholding requirements arising in connection with the exercise, vesting or delivery of their awards pursuant to such methods as designated by the Administrator.

AMENDMENT AND TERMINATION OF THE AMENDED 2015 PLAN. The Board may amend, alter, suspend or terminate the Amended 2015 Plan, or any part thereof, at any time and for any reason. No such amendment by the Board or stockholders may materially and negatively alter or impair any award previously granted under the Amended 2015 Plan without the written consent of the participant. No incentive stock options may be granted after February 14, 2034 without further stockholder approval.

TERM OF THE AMENDED 2015 PLAN. The Amended 2015 Plan will not have an expiration date.

Federal Income Tax Consequences

INCENTIVE STOCK OPTIONS. An optionee who is granted an incentive stock option does not recognize taxable income at the time the option is granted or upon its exercise, although the exercise may subject the optionee to the alternative minimum tax. Upon an optionee's sale of the shares (assuming that the sale occurs at least two years after grant of the option and at least one year after exercise of the option), any gain will be taxed to the optionee as long-term capital gain. If the optionee disposes of the shares prior to the expiration of the above holding periods, then the optionee will recognize ordinary income in an amount generally measured as the difference between the exercise price and the lower of the fair market value of the shares at the exercise date or the sale price of the shares. The difference between the amount treated as ordinary income from such premature sale and the amount realized will be characterized as capital gain or loss.

NONSTATUTORY STOCK OPTIONS. An optionee does not recognize any taxable income at the time he or she is granted a non-statutory stock option. Upon exercise, the optionee recognizes taxable income generally measured by the excess of the then fair market value of the shares over the exercise price. Upon a disposition of such shares by the optionee, any difference between the sale price and the optionee's exercise price, to the extent not recognized as taxable income as provided above, is treated as long-term or short-term capital gain or loss, depending on the holding period.

RESTRICTED STOCK. If at the time of purchase, restricted stock is subject to a "substantial risk of forfeiture" within the meaning of Section 83 of the Code, the purchaser will not recognize ordinary income at the time of purchase. Instead, the purchaser will recognize ordinary income on the dates when a stock ceases to be subject to a substantial risk of forfeiture. At such times, the purchaser will recognize ordinary income measured as the difference between the purchase price and the fair market value of the stock on the date the stock is no longer subject to a substantial risk of forfeiture.

The purchaser may accelerate to the date of purchase his or her recognition of ordinary income, if any, and the beginning of any capital gain holding period by timely filing an election pursuant to Section 83(b) of the Code. In such event, the ordinary income recognized, if any, is measured as the difference between the purchase price and the fair market value of the stock on the date of purchase, and the capital gain holding period commences on such date. The ordinary income recognized by a purchaser who is an employee will be subject to tax withholding by the Company.

STOCK APPRECIATION RIGHTS. No income will be recognized by a recipient in connection with the grant of a stock appreciation right. When the stock appreciation right is exercised, the recipient will generally be required to include as taxable ordinary income in the year of exercise an amount equal to the sum of the amount of cash received and the fair market value of any common stock received upon the exercise.

RESTRICTED STOCK UNITS AND PERFORMANCE SHARES. A participant will not have taxable income upon grant (unless, with respect to restricted stock, he or she elects to be taxed at that time). Instead, he or she will recognize ordinary income at the time of vesting equal to the fair market value (on the vesting date) of the vested shares or cash received minus any amount paid for the shares.

DIVIDEND EQUIVALENTS. A participant will recognize taxable income upon the payout of a dividend equivalent.

DEFERRED STOCK UNITS. Typically, a participant will recognize employment taxes upon the vesting of a deferred stock unit and income upon its delivery. The participant may be subject to additional taxation, interest and penalties if the deferred stock unit does not comply with Section 409A of the Code.

COMPANY TAX DEDUCTION. The Company generally will be entitled to a tax deduction in connection with an award under the Amended 2015 Plan in an amount equal to the ordinary income realized by a participant and at the time the participant recognizes such income (for example, the vesting of a restricted stock unit). Special rules limit the deductibility of compensation paid to certain executive officers.

SECTION 409A. Section 409A of the Code, or Section 409A, provides certain requirements for non-qualified deferred compensation arrangements with respect to an individual's deferral and distribution elections and permissible distribution events. Awards granted under the Amended 2015 Plan with a deferral feature will be subject to the requirements of Section 409A. If an award is subject to and fails to satisfy the requirements of Section 409A, the recipient of that award may recognize ordinary income on the amounts deferred under the award, to the extent vested, which may be prior to when the compensation is actually or constructively received. Also, if an award that is subject to Section 409A fails to comply with Section 409A's provisions, Section 409A imposes an additional 20% federal income tax on compensation recognized as ordinary income, as well as interest on such deferred compensation.

THE FOREGOING IS ONLY A SUMMARY OF THE EFFECT OF FEDERAL INCOME TAXATION UPON PARTICIPANTS AND THE COMPANY UNDER THE AMENDED 2015 PLAN. IT DOES NOT PURPORT TO BE COMPLETE, AND IT DOES NOT DISCUSS THE TAX CONSEQUENCES OF THE EMPLOYEE'S DEATH OR THE PROVISIONS OF THE INCOME TAX LAWS OF ANY MUNICIPALITY, STATE, OR FOREIGN COUNTRY IN WHICH THE EMPLOYEE MAY RESIDE.

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New Plan Benefits

Our named executive officers and directors have an interest in this proposal because they are eligible to participate in the Amended 2015 Plan. The Amended 2015 Plan does not provide for set benefits or amounts of awards, except with respect to non-employee directors. Pursuant to the term of the Amended 2015 Plan, each non-employee director will receive RSUs in an amount equal to the "Annual Value" (as described above under the heading "Description of the Amended 2015 Plan"), or a fraction thereof with respect to individuals who become non-employee directors after an annual stockholders meeting. In addition, the Company cannot currently determine the aggregate benefit or number of shares subject to awards that may be granted in the future to non-employee directors under the Amended 2015 Plan because the aggregate benefit and number of shares depends on the aggregate number of non-employee directors and when individuals join the Board and the "Annual Value" depends on the future stock price of our common stock. There are no awards to executive officers or employees that are conditioned on stockholder approval of the Amended 2015 Plan.

As discussed in the *"Director Compensation"* section of this proxy statement, each of our non-employee directors is entitled to receive certain grants of RSUs in connection with their service on the Board, pursuant to the terms of our non-employee director compensation program, which will be granted under the Amended 2015 Plan if the plan is approved. The following table summarizes the aggregate value of the shares that our non-employee directors as a group will receive if those that are nominated are elected and remain a director following the 2024 annual meeting of stockholders. It also highlights the fact that none of our executive officers or employees will receive any set benefits or awards that are conditioned upon shareholder approval of the Amended 2015 Plan. All other future awards under the Amended 2015 Plan are discretionary and cannot be determined at this time.

Name and Position	Dollar Value ($)	Number of Shares Underlying RSU, PSA and Option grants
Rami Rahim Chief Executive Officer and Director	$ —	—
Kenneth Miller Executive Vice President, Chief Financial Officer	$ —	—
Manoj Leelanivas Executive Vice President, Chief Operating Officer	$ —	—
Christopher Kaddaras Executive Vice President, Chief Revenue Officer	$ —	—
Robert Mobassaly Senior Vice President, General Counsel	$ —	—
Executive Officer Group (5 persons)	$ —	—
Non-Employee Director Group (9 persons)[1]	$2,205,000	—
Non-Executive Officer Employee Group	$ —	—

[1] The number of shares subject to each non-employee director's RSU award will not be determinable until the grant date under the terms of the Amended 2015 Plan. Assuming each of the nine (9) non-employee director nominees are elected at the 2024 annual stockholder meeting, amount reflects the standard annual equity award of $245,000 granted to each non-employee director under the terms of the Amended 2015 Plan.

History of Grants under 2015 Plan

The table below shows, as to the listed individuals and specified groups, the number of shares of common stock subject to an equity award grant (even if not currently outstanding) under the 2015 Plan from the inception of the 2015 Plan through December 31, 2023.

Name and Position[3]	Number of Shares Underlying Stock Awards[1]
Current NEOs and Current Positions	
Rami Rahim Chief Executive Officer and Director	3,107,663
Kenneth Miller Executive Vice President, Chief Financial Officer	883,423
Manoj Leelanivas Executive Vice President, Chief Operating Officer	827,186
Christopher Kaddaras Executive Vice President, Chief Revenue Officer	263,663
Robert Mobassaly Senior Vice President, General Counsel	345,457
All current executive officers as a group (5 persons)	**5,427,392**
All current non-employee directors as a group (9 persons)	**618,413**
Non-employee nominees for election as a director[2]	
Anne DelSanto	45,738
Kevin DeNuccio	79,553
James Dolce	79,553
Steven Fernandez	44,125
Christine Gorjanc	44,125
Janet Haugen	79,553
Scott Kriens	79,553
Rahul Merchant	79,553
William R. Stensrud	14,789
All non-executive officer employees as a group	**63,743,214**

[1] Includes RSUs, performance share awards and, for the CEO, stock options. The number of performance share awards included in the above tables assumes achievement at target. The maximum number of shares issuable pursuant to certain performance share awards equals 200% of target.

[2] Assuming the nine (9) non-employee director nominees are elected at the 2024 annual stockholder meeting, under the terms of the Amended 2015 Plan, an amount equal to the standard annual equity award of $245,000 will be granted to each non-employee director.

[3] There are no nominees for election as a director who are not covered by the above. No awards have been granted under the 2015 Plan to any associate of any of our executive officers or directors, and no person received 5% or more of the total awards granted under the 2015 Plan since its inception.

Please also refer to the *"Equity Compensation Plan Information"* section of this proxy statement for further information about shares, which may be issued upon the exercise of options, warrants and rights granted to employees, consultants or members of our Board under all of our equity compensation plans as of December 31, 2023.

Recommendation

Our Board unanimously recommends a vote "FOR" approval of the foregoing amendment and restatement of the Juniper Networks, Inc. 2015 Equity Incentive Plan.

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Proposal No. 5
Approval of the Amendment and Restatement of the Juniper Networks, Inc. 2008 Employee Stock Purchase Plan

Our 2008 Employee Stock Purchase Plan or, the 2008 ESPP, is designed to provide our eligible employees and those of our participating subsidiaries with the opportunity to purchase shares of our common stock on periodic purchase dates through their accumulated payroll deductions.

We believe our success is largely due to our highly talented employee base and that our future success depends on our ability to attract and retain high caliber personnel. We believe that the 2008 ESPP is an important employee retention and recruitment vehicle, as it closely aligns the interests of our employees with those of our stockholders by encouraging employees to invest in our common stock, and helps our employees share in the Company's success through the appreciation in value of such purchased stock.

Summary of the Proposal

Our Board approved the amendment and restatement of the 2008 ESPP on February 14, 2024, subject to approval by our stockholders, which we refer to as the "Amended 2008 ESPP," to provide for an increase of 3,000,000 shares over the number of shares of common stock currently authorized for issuance under the 2008 ESPP, for a total of 46,000,000 shares and to eliminate the term of the ESPP.

When the 2008 ESPP was adopted and approved by our stockholders in May 2008, the 2008 ESPP had a maximum number of 12,000,000 shares of common stock available for purchase. The 2008 ESPP was subsequently amended by our Board, which amendments were approved by our stockholders in May 2012, May 2015, May 2017, and May 2020, to increase the maximum number of shares available for purchase by an aggregate of 31,000,000 shares of common stock.

Under the definitive acquisition agreement entered into with HPE on January 9, 2024 (the "Merger Agreement") in connection with the HPE Merger, the current offering period under the 2008 ESPP will be the final offering period unless the Merger Agreement is terminated. No new participants have been permitted to enroll in the 2008 ESPP since August 1, 2023 and current participants have not been permitted to increase their contribution percentage since such date. If the HPE Merger is completed during the final offering period, any accumulated contributions by employees will be used to make one final purchase five business days prior to the closing date.

As of April 8, 2024, an aggregate of 2,304,281 shares of common stock remained available for future issuance under the 2008 ESPP. We estimate that, with an increase of 3,000,000 shares, we will have a sufficient number of shares of common stock to cover purchases under the 2008 ESPP through the first shareholder meeting after the date of a potential termination of the Merger Agreement, given the above restrictions and assuming a stable stock price and consistent participation rate in our ESPP. Our Board believes it is in the best interests of the Company and our stockholders to continue to provide our employees with the opportunity to acquire an ownership interest in the Company through their participation in the 2008 ESPP for the reasons noted above. If our stockholders do not approve this proposal, then the Amended 2008 ESPP, including an increase in the number of shares available for issuance and the other amendments described in this proposal, will not become effective.

Description of the Amended 2008 ESPP

The material features of the Amended 2008 ESPP are summarized below. This summary does not purport to be a complete description of all the provisions of the Amended 2008 ESPP, and this summary is qualified in its entirety by reference to the text of the Amended 2008 ESPP. A complete copy of the proposed Amended 2008 ESPP is attached to this proxy statement as Annex B.

SHARES. Subject to adjustment upon changes in capitalization of the Company, the maximum number of shares of which will be made available for purchase under the Amended 2008 ESPP will be 46,000,000 shares. The Amended 2008 ESPP does not contain an evergreen provision, pursuant to which the share pool would be automatically increased each year based on a specified formula.

ADMINISTRATION. The Amended 2008 ESPP may generally be administered by the Board or a committee of the Board which we refer to, as applicable, as the ESPP Administrator. The ESPP Administrator has the authority to construe and interpret any of the provisions of the Amended 2008 ESPP.

INTERNATIONAL STOCK PURCHASE RIGHTS. To provide us with greater flexibility in structuring our equity compensation programs for our non-U.S. employees, the Amended 2008 ESPP also permits us to grant our non-U.S. employees rights to purchase stock pursuant to rules or sub-plans adopted by the ESPP Administrator in order to achieve tax, securities law or other compliance objectives, which we refer to as International Awards. While the Amended 2008 ESPP is intended to be an "employee stock purchase plan" within the meaning of Section 423 of the Code, or Section 423, these International Awards will not qualify under Section 423. Please refer to "*Federal Income Tax Consequences*" below for a discussion of tax consequences under Section 423.

ELIGIBILITY. Employees generally are eligible to participate in the Amended 2008 ESPP if they are customarily employed by Juniper Networks or by a participating subsidiary for more than 20 hours per week and more than 5 months in any calendar year. International Awards may be made to employees customarily employed for fewer hours or months. Eligible employees may select a rate of payroll deduction between 1% and 10% of their compensation and are subject to certain maximum purchase limitations.

As of April 8, 2024, approximately 11,184 employees, including all of our current executive officers, were eligible to participate in the Amended 2008 ESPP under the terms of the plan. For the offering period under the 2008 ESPP that concluded on July 31, 2023, 5,369 employees actually participated in such offering, representing approximately 49.5% of our 10,847 employees who were eligible to participate in that offering period. As discussed above, under the terms of the Merger Agreement, no new participants are permitted to enroll in the 2008 ESPP after August 1, 2023 and current participants are not permitted to increase their contribution percentage as of such date. As a result, under the enrollment restrictions in the Merger Agreement, as of April 8, 2024 5,467 employees were eligible to participate in the 2008 ESPP.

OFFERINGS. Currently, each offering under the Amended 2008 ESPP will be for a period of 24 months and will consist of 4 consecutive purchase periods of approximately 6 months in length. Offering periods begin on February 1 and August 1, or if such date is not a "trading day" (as defined in the Amended 2008 ESPP), the next trading day. Each participant in the Amended 2008 ESPP will be granted a right to purchase shares on the first day of the offering period and the purchase right will be automatically exercised on the last day of each offering period during the offering period using the contributions the participant has made for this purpose. The purchase price for the common stock purchased under the Amended 2008 ESPP is 85% of the lesser of the fair market value of the common stock on the first business day of the applicable offering period or on the last business day of the applicable purchase period. If the fair market value of a share of our common stock on an exercise date other than the final exercise date of an offering period is less than the fair market value of a share of our common stock on the first business day of the applicable offering period, then (i) such offering period will terminate immediately at the end of such exercise date, after giving effect to the exercise and purchase of shares of common stock for the purchase period, and (ii) each participant in such offering period will be automatically enrolled in the offering period commencing on the first trading day immediately following such exercise date.

Notwithstanding the foregoing, the Administrator for the Amended 2008 ESPP has the power to change the terms of new offering periods under the Amended 2008 ESPP (including, but not limited to (i) the length of such offering periods, provided that no such offering period is longer than 27 months, (ii) whether such offering periods will include one or more embedded purchase periods and/or (iii) whether such offering periods will have automatic rollover or reset provisions). Further, the ESPP Administrator may designate separate offering periods under the Amended 2008 ESPP in which eligible employees will participate and the provisions of the Amended 2008 ESPP will separately apply to each offering period.

SPECIAL LIMITATIONS. The Amended 2008 ESPP imposes certain limitations upon a participant's rights to acquire common stock, including the following limitations:

- Purchase rights may not be granted to any individual who owns stock, including stock purchasable under any outstanding purchase rights, possessing 5% or more of the total combined voting power or value of all classes of stock of Juniper Networks or any of its affiliates;
- Purchase rights granted to a participant may not permit the individual to accrue the right to purchase our common stock at an annual rate of more than $25,000, valued at the time each purchase right is granted; and

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- Unless otherwise approved by the ESPP Administrator in advance for future offering periods, no participant will be permitted to purchase during any twelve (12) month period more than six thousand (6,000) shares of our common stock (subject to any adjustment pursuant to stock splits, recapitalizations. dividends or other similar events).

TERMINATION OF PURCHASE RIGHTS. A purchase right will terminate upon the participant's election to withdraw from the Amended 2008 ESPP. Any payroll deductions that the participant may have made with respect to the terminated purchase right that have not been used to purchase shares will be refunded to the participant if the election to withdraw from the Amended 2008 ESPP is received by Juniper Networks prior to the end of an offering period. A participant's election to withdraw from the Amended 2008 ESPP is irrevocable, and the participant may not re-join the offering period for which the terminated purchase right was granted.

A purchase right will also terminate upon the participant's termination of employment. Any payroll deductions that the participant may have made during the offering period in which the termination occurs will be refunded to the participant. A transfer of employment from one participating company to another will not constitute a termination of employment for purposes of the Amended 2008 ESPP but may result in the participant participating in a different offering under the Amended 2008 ESPP, and certain terms and conditions may continue to apply.

In addition, Juniper Networks has specifically reserved the right, exercisable in the sole discretion of the ESPP Administrator, to terminate the Amended 2008 ESPP, or any offering period thereunder, at any time.

STOCKHOLDER RIGHTS. No participant will have any stockholder rights with respect to the shares covered by his or her purchase rights until the shares are actually purchased on the participant's behalf. No adjustment will be made for dividends, distributions or other rights for which the record date is prior to the date of the purchase.

ASSIGNABILITY. No purchase rights will be assignable or transferable by the participant, except by will or the laws of inheritance following the participant's death. Each purchase right will, during the lifetime of the participant, be exercisable only by the participant.

MERGERS, CONSOLIDATIONS AND CHANGE IN CONTROL. The Amended 2008 ESPP provides that, in the event of the proposed dissolution or liquidation of Juniper Networks, the offering period will terminate immediately prior to the consummation of the proposed action, provided that the ESPP Administrator may, in its sole discretion, fix an earlier date for termination of the Amended 2008 ESPP and provide each participant the opportunity to purchase shares under the Amended 2008 ESPP prior to the termination. The Amended 2008 ESPP also provides that in the event of certain merger or "change-in-control" transactions, if the successor corporation refuses to assume or substitute for the purchase right under an ongoing offering period, the offering period with respect to which such purchase right relates will be shortened by setting a new exercise date that occurs before the date of the Company's proposed merger or change in control.

AMENDMENT OF THE AMENDED 2008 ESPP. The ESPP Administrator has the authority to amend, terminate or extend the term of the Amended 2008 ESPP, except that stockholder approval is required to increase the number of shares that may be issued under the Amended 2008 ESPP.

TERMINATION OF THE AMENDED 2008 ESPP. The Amended 2008 ESPP will remain in effect indefinitely, unless terminated earlier under the terms of the Amended 2008 ESPP. The effect of termination is that no new offering periods will commence under the Amended 2008 ESPP, but any outstanding offering periods will continue according to their terms.

Federal Income Tax Consequences

Except with respect to International Awards, the Amended 2008 ESPP is intended to be an "employee stock purchase plan" within the meaning of Section 423. Under such a plan, no taxable income will be reportable by a participant, and no deductions will be allowable to Juniper Networks, as a result of the grant or exercise of the purchase rights issued under the Amended 2008 ESPP. Taxable income will not be recognized until there is a sale or other disposition of the shares acquired under the Amended 2008 ESPP or in the event the participant should die while still owning the purchased shares.

If the participant sells or otherwise disposes of the purchased shares within two years after commencement of the offering period during which those shares were purchased or within one year of the date of purchase, the participant will recognize ordinary income in the year of sale or disposition equal to the amount by which the fair market value of the shares on the purchase date exceeded the purchase price paid for those shares. If the participant sells or disposes of the purchased shares more than two years after the commencement of the offering period in which those shares were purchased and more than one year from the date of purchase, then the participant will recognize ordinary income in the year of sale or disposition equal to the lesser of the amount by which the fair market value of the shares on the sale or disposition date exceeded the purchase price paid for those shares or 15% of the fair market value of the shares on the date of commencement of such offering period. Any additional gain upon the disposition will be taxed as a capital gain.

If the participant still owns the purchased shares at the time of death, the lesser of the amount by which the fair market value of the shares on the date of death exceeds the purchase price or 15% of the fair market value of the shares on the date of commencement of the offering period during which those shares were purchased will constitute ordinary income in the year of death.

If the purchased shares are sold or otherwise disposed of within two years after commencement of the offering period during which those shares were purchased or within one year after the date of purchase, then Juniper Networks will be entitled to an income tax deduction in the year of sale or disposition equal to the amount of ordinary income recognized by the participant as a result of such sale or disposition. No deduction will be allowed in any other case.

New Plan Benefits

Our named executive officers have an interest in this proposal because they are eligible to participate in the Amended 2008 ESPP. Non-employee directors of the Board are not eligible to participate in the 2008 ESPP.

The benefits to be received by our executive officers and employees if the Amended 2008 ESPP becomes effective are not determinable, since the amounts of future purchases by participants are (i) based on elective participant contributions and the per-share purchase price, which depends on the future value of our common stock, and (ii) subject to the restrictions of Section 423 and the Amended 2008 ESPP. No purchase rights have been granted, and no shares of common stock have been issued, with respect to the 3,000,000 share increase for which stockholder approval is sought under this proposal. If stockholder approval is not obtained, the amendment and restatement of the 2008 ESPP will not become effective, and the share increase will not be implemented.

The official closing price per share of our common stock as reported on the NYSE as of April 8, 2024 was $37.13.

History of Grants under 2008 ESPP

The table below shows, as to the listed individuals and specified groups, the number of shares of common stock that were purchased under the 2008 ESPP from the inception of the 2008 ESPP through April 8, 2024.

Name and Position	Number of Purchased Shares
Current NEOs and Current Positions	
Rami Rahim Chief Executive Officer and Director	0
Kenneth Miller Executive Vice President, Chief Financial Officer	15,972
Manoj Leelanivas Executive Vice President, Chief Operating Officer	0
Christopher Kaddaras Executive Vice President, Chief Revenue Officer	1,699
Robert Mobassaly Senior Vice President, General Counsel	10,876
All current executive officers as a group (5 persons)	**28,547**
All current non-employee directors as a group (9 persons)[1][2]	N/A
All non-executive officer employees as a group	**40,662,269**

[1] Non-employee directors are not eligible to participate in the 2008 ESPP and will not be eligible to participate in the Amended 2008 ESPP; however, Mr. Kriens purchased an aggregate of 1,361 shares of common stock under the 2008 ESPP while he was an employee of the Company. The number of shares of common stock purchased by Mr. Kriens under the 2008 ESPP when he was an employee of the Company is reflected in the amount set forth for the Non-Executive Officer Employee Group.

[2] There are no nominees for election as a director who are not covered by the above. No purchase rights have been granted under the 2008 ESPP by any associate of any of our executive officers or directors, and no person received 5% or more of the total number of purchase rights granted under the 2008 ESPP since its inception.

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Recommendation

Our Board unanimously recommends a vote "FOR" approval of the foregoing amendment and restatement of the Juniper Networks, Inc. 2008 Employee Stock Purchase Plan.

Compensation Discussion and Analysis

This compensation discussion and analysis summarizes our executive compensation philosophy, our fiscal year 2023 ("FY23" or "fiscal 2023") executive compensation program, and the FY23 compensation decisions made by the Compensation Committee with respect to the executive officers who are identified below ("NEOs"):

Named Executive Officers	
Rami Rahim	Chief Executive Officer ("CEO")
Kenneth Miller	Executive Vice President, Chief Financial Officer
Manoj Leelanivas	Executive Vice President, Chief Operating Officer
Christopher Kaddaras	Executive Vice President, Chief Revenue Officer
Robert Mobassaly	Senior Vice President, General Counsel

We refer to the Compensation Committee in this "*Compensation Discussion and Analysis*" section of the proxy statement as the "Committee."

Section 1 — Executive Compensation Summary

Juniper Networks Overview and FY23 Performance

In FY23, we achieved record revenue despite the challenging macroeconomic environment in which many of our customers consumed their previously placed advance orders and inventory, creating headwinds for new orders. We believe that our FY23 financial results are the result of strong execution by our teams, the strength of our portfolio, and our ability to win across each of the customer verticals and use cases where we compete, and that they continue to validate our long-term strategy to deliver results to our stockholders.

This compensation discussion and analysis does not describe any special compensation that may be payable to our executives in connection with the HPE Merger, which is described in the definitive proxy statement filed with the SEC on February 26, 2024 , as supplemented on March 21, 2024.

FY23 Executive Compensation at a Glance

The Committee recognized that the Company's continued success despite the challenging and dynamic macro environment was due in large part to our leadership and employees. The Committee approved an executive compensation program designed to align incentives to reward performance and drive enterprise value creation for the Company and our stockholders.

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Pay for Performance Alignment

Company Performance

The Company's FY23 financial performance remained strong. Our total net revenue increased to $5.6 billion in FY23, a Company record high for the second consecutive year, and our revenue grew in all geographies. We also delivered 57.5% gross margin, up 1.7 points from FY22.

Record FY23 Revenue	$5.6 Billion +5% YoY
Record Enterprise Revenue	$2.6 Billion +27% YoY
Record Software & Related Services Revenue	$1.2 Billion +23% YoY
Improved Gross Margin	57.5% +1.7 pts YoY

We received the following third-party recognitions in FY23, among others:

- Gartner recognized us as a Visionary in the 2023 Magic Quadrant™ SD-WAN category and a Leader in the 2023 Magic Quadrant™ for Indoor Location Services for the third year in a row.

- We were named a Gartner Magic Quadrant™ Leader for Enterprise Wired and Wireless LAN Infrastructure in for the fourth year in a row, and were positioned, for the third year straight, furthest in "Completeness of Vision," which evaluates vendors on their ability to convincingly articulate current and future market strategy, innovation and product strategy, and highest for "Ability to Execute," which evaluates vendors on their product/service, market responsiveness, and customer experience.

- Our Juniper Networks SRX4600 Series Firewall received "AAA" ratings for Routing & Access Control, SSL/TLS Functionality, Threat Prevention and Stability & Reliability in the Enterprise Network Firewall evaluation by CyberRatings.org, a nonprofit member organization that provides transparency and expert guidance on cybersecurity risks via research and objective product testing. Juniper also achieved the highest security effectiveness score of 99.94%.

- At Interop Tokyo 2023, we won "Best of Show" Grand Prix Award (Network Infrastructure — Enterprise): EX4400-24X & EX4100 Ethernet Switches and "Best of Show" Grand Prix Runner-Up Award (Network Infrastructure — Carrier/ISP): MX10004 Universal Routing Platform.

- Ethisphere named Juniper as one of its 2023 World's Most Ethical Companies™, our fifth such recognition.

- Great Place to Work® and Fortune named us one of the 2023 Best Workplaces in Technology™ for the second year in a row.

- We were recognized by Great Place to Work® as one of the 2023 Best Workplaces for Parents™ for the second year in a row.



In addition, in FY23, we took a number of strategic actions to drive our long-term business objectives:

- In the first quarter, we launched a new platform called Juniper Career Connect that helps our employees connect with mentors, apply for internal openings, experiment with internal gig work and more.

- In March, we announced a new cloud-hosted campus fabric workflow that facilitates the successful deployment of enterprise networks to expedite time-to-service and minimize troubleshooting costs, along with a new EX distribution switch that delivers the power of Mist AI™ and the cloud to enterprise campus distribution deployments and low-density data center top-of-rack environments.

- In May, we launched the Juniper Mist® Access Assurance service, which leverages Mist AI® and a modern microservices cloud to provide a full suite of network access control (NAC) and policy management functions via the same flexible and simple framework already included in Juniper's wired access, wireless access, indoor location, SD-WAN and secure client-to-cloud portfolio.

- In May, we announced integrations of ChatGPT and Zoom with Marvis, the industry's only virtual network assistant (VNA) driven by Mist AI, as well as a new Wi-Fi 6E access point.

- In September, we announced new Juniper® Apstra® capabilities that enhance operator experiences to facilitate the deployment and operations of private data center infrastructures, including simplified data collection and visualization via graph databases, tighter flow data integration from multivendor switches and automated provisioning via Terraform.

- In September, we announced our commitment to the Science Based Targets initiative.

- In October, we announced the expansion of our Connected Security portfolio with new products and capabilities that empower organizations to extend security services and Zero Trust policies across distributed data center environments, including integration of our unified security management paradigm with best-in-class routing and AI-Predictive Threat Prevention to bring operational simplicity and scale to data center security and four new high-performance firewall platforms with a compact footprint that minimizes cost, space and power consumption.

Stockholder Returns

We maintained our historical practice of paying quarterly cash dividends and making share repurchases. We returned $666 million to stockholders in FY23, consisting of:

- $385 million in share repurchases, and
- $281 million in cash dividends.

We have returned $2.6 billion of capital to stockholders via share repurchases and cash dividends since FY20.

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Performance-Based Compensation Summary

We believe that the compensation received by our NEOs for FY23 reflects our performance and accomplishments this past year as well as the rigor of our performance goals. The following table presents a summary of the performance-based portions of the FY23 executive compensation program and results.

Component*	Type	Performance Metric/Goal[1]	Achievement (as a percentage of target)	Funding/Banking
FY23 Executive Annual Incentive Plan ("FY23 AIP")	Financial	28% based on FY23 corporate revenue	56%	78%
		28% based on FY23 Non-GAAP EPS[2]	50%	
		14% based on Software & Related Services Revenue	177%	
	Strategic	10% Win with Experience-First Solutions	157%	119%
		10% Transform the Customer Experience	100%	
		10% Empower our Experience-First Workforce	99%	
Each of FY23, FY22, and FY21 Performance-Based RSU Grants	Financial	28% based on FY23 corporate revenue	56%	78%
		28% based on FY23 Non-GAAP EPS[2]	50%	
		14% based on Software & Related Services Revenue	177%	
	Stock	30% RTSR Performance	164%	164%

[1] Please see discussion in this "*Compensation Discussion and Analysis*" section of this proxy statement below for more detail regarding how these metrics are calculated.

[2] The components of non-GAAP EPS, along with a reconciliation to EPS, for FY23 can be found on Annex C.

Say-on-Pay and Stockholder Engagement

The Committee considers the outcome of the annual "Say-on-Pay" advisory vote, among other factors, when making decisions regarding the Company's executive compensation program. At our 2023 annual meeting of stockholders, 93% of the votes cast (for and against) on the fiscal year 2022 Say-on-Pay advisory vote approved the compensation of our NEOs. As described in the "*Stockholder Engagement*" section of this proxy statement, in 2023, we proactively sought meetings with stockholders who in the aggregate hold over 70% of our shares outstanding, and met with stockholders who in the aggregate hold approximately 34% of our shares outstanding, to discuss matters that are top of mind for our stockholders, including executive compensation, equity usage, and human capital management. Based on our stockholders' support of the Committee's approach to executive compensation as indicated by the results of the "Say-on-Pay" advisory vote, the feedback received from stockholders and stockholder advisors and the advice from the Committee's independent compensation consultant, no significant changes to the design of the Company's executive compensation and equity programs were made for FY23.

Our Compensation Philosophy

The Committee has established guiding principles with respect to our executive compensation program, as detailed below. The Committee believes that these guiding principles drive desirable behaviors, accountability, and alignment with stockholder interests.

Principle	Strategy
Enhance Accountability	Link significant portion of executive compensation to a clear set of business objectives
Manage to Balanced Results	Compensation strategy that drives balanced results between the following: • Short- and long-term objectives • Individual and team performance • Financial and non-financial objectives • Customer satisfaction and growth
Reward High Performance	Upside potential for superior performance with downside risk for under performance
Attract & Retain Talent	Market-competitive programs with flexibility to be aggressive for critical talent retention and acquisition
Align with Stockholder Interests	Programs that are transparent, easily understood and aligned with long-term stockholder interests
Encourage Health and Financial Well-Being	Market-competitive benefit programs that encourage wellness and financial savings

Executive Compensation Program Continues to Reflect Best Governance Practices

The Committee takes seriously its duty to maintain a comprehensive governance framework that is aligned with market leading practice and standards. Therefore, the Committee has adopted a strong corporate governance framework for executive compensation that includes the components described below.

What We Do		
✓	**Pay-for-Performance**	A significant percentage of target direct compensation is performance-based and aligned with the Company's financial performance and shareholder return.
✓	**Stockholder Engagement**	We conduct an annual "Say-on-Pay" advisory vote and seek compensation feedback through stockholder engagement.
✓	**Stock Ownership Guidelines**	We have robust stock ownership and retention guidelines for our directors and NEOs.
✓	**"Claw-back" Policy**	Our executive officers are required, in certain instances, to repay overpayments of incentive compensation awards.
✓	**"Double-trigger" Acceleration**	We only provide for "double-trigger" change in control payments and benefits for our executive officers.
✓	**Capped Severance**	We do not provide for any potential severance cash payments that exceed 3x our executive officers' base salary and target bonus.
✓	**Capped Payouts in AIP and PSAs**	We set maximum payouts in our Executive Annual Incentive Plan and Performance Share Awards that align to peer market norms.
✓	**Independent Committee**	The Committee is made up solely of independent directors.
✓	**Independent Consultant**	The Committee retains an independent compensation consultant, Compensia.
✓	**Annual Review**	The Committee reviews an annual executive compensation assessment prepared by Compensia.
✓	**Risk Avoidance**	The Committee reviews an annual executive compensation program risk assessment conducted by Compensia.

What We Don't Do		
✗	**No Repricing**	We do not permit the repricing or repurchasing of stock options or stock appreciation rights without stockholder approval.
✗	**No Below Fair Market Value Exercise Prices**	We do not grant stock options or stock appreciation rights with an exercise price below fair market value.
✗	**No "Golden Parachutes"**	Our change in control agreements do not provide excise tax gross-up following a change in control.
✗	**No Hedging, Pledging or Short-Sales**	We do not permit hedging, pledging or short-sales of our stock by employees.
✗	**No "Evergreen" Employment Agreements**	All employment of executive officers is "at will" and we do not enter into employment agreements containing multi-year guarantees for salary increases, non-performance-based bonuses, or equity compensation.
✗	**No Unvested Dividends**	We do not permit the payment of dividends or dividend equivalents on unvested equity awards.
✗	**No Excessive Perks**	We do not provide excessive perquisites.
✗	**No "Single-Trigger" Acceleration**	We do not provide "single-trigger" change-in-control benefits.
✗	**No Excessive Severance**	We do not provide excessive severance payments
✗	**No Executive Pension Plans or SERPs**	We do not provide executive pension plans or supplemental executive retirement plans (SERPs).

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Appropriate Pay Mix

Our NEOs' pay mix emphasizes pay-for-performance, so a large portion of our NEOs' target direct compensation is "at-risk," including performance-based compensation. In fiscal 2023, performance-based compensation in our CEO's annual target compensation package included an annual cash bonus incentive and performance-based equity. As shown in the following charts, 91% of our CEO's annual target direct compensation was at-risk and/or performance-based, and 84% of the average annual target total direct compensation of our other NEOs was at-risk and/or performance based.

*FY23 Target Pay Mix(1): CEO and Other NEOs**



Fixed
9%
Base
Salary
9%
Cash
Bonus
8%
Time-
based
Stock
45%
CEO
Performance-
based Equity
39%
At-Risk
91%



Fixed
16%
Base
Salary
16%
Cash
Bonus
8%
Time-
based
Stock
41%
Other NEOs
Performance-
based Equity
36%
At-Risk
84%

* Percentages may not add to 100% due to rounding.

(1) Reflects (i) salary disclosed in the "*Summary Compensation Table*", (ii) the target opportunity for non-equity incentive plan awards disclosed in the "*Grants of Plan-Based Awards For FY23*" table, and (iii) the grant date fair value of all stock awards as disclosed in the "*Grants of Plan-Based Awards For FY23*" table.

CEO Compensation

Consistent with the Committee's "pay-for-performance" philosophy, the majority of our CEO's target pay is at-risk and/or performance based. The below chart illustrates the value of target pay granted to the CEO in fiscal years 2021 to 2023 compared to both his realizable pay and realized pay.

FY21-23 Target vs. Realizable and Realized Pay

CEO PAY (Millions)



"Target Pay" reflects (i) the sum of the following components reported in our "Summary Compensation Table" for the applicable year: Salary, Options, Stock Awards, and All Other Compensation, and (ii) the target opportunity reflected in our "Grants of Plan-Based Awards" table for the applicable year with respect to Non-Equity Incentive Plan Awards.

"Realizable Pay" is calculated in the same manner as "Target Pay," except (i) the amounts shown in the Bonus column in our "Summary Compensation Table" for the applicable year are included, (ii) the Non-Equity Incentive Plan Compensation reflects the actual value disclosed for the applicable year in our "Summary Compensation Table," and (iii) equity incentive vehicles are valued based on the closing price per share of our common stock at each fiscal year end, and further adjusted as follows:

- PSA awards include only the actual number of "banked" shares associated with the relevant fiscal year's performance goal to reflect the achievement of annual performance targets established for the applicable year,

- PSA awards granted in the applicable year that vest based upon achievement of Juniper's total shareholder return relative to the S&P 500 Index reflect the target number of shares issuable for such awards, and

- Bonus Shares (as defined below) for the applicable year are included only if the performance conditions were achieved.

"Realized Pay" reflects (i) Salary, Bonus, Options, Non-Equity Incentive Plan Compensation and All Other Compensation as reported in our "Summary Compensation Table" for the applicable year (ii) the Value Realized on Vesting as reported in our "Option Exercises and Stock Vested" table for the applicable year, and the (iii) Value Realized on Exercise of Options as reported on our "Option Exercises and Stock Vested" table for the applicable year.

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Compensation Components

Our FY23 compensation philosophy is reflected in the following components of executive compensation: (i) base salary, (ii) short-term at-risk incentive awards, (iii) long-term at-risk equity incentive awards, and (iv) benefits.

Type	Component	Form of Compensation	Performance Period	Metrics and Performance Criteria	Details
Fixed	Base Salary	Cash	1-year	Reviewed annually	Page 52
At-Risk Short-Term	Executive Annual Incentive Plan ("AIP") Cash / Vested Equity	50% Cash 50% Vested Equity	1-year	28% Corporate Revenue 28% Non-GAAP EPS 14% Software Revenue 30% Strategic Metrics	Page 53
At-Risk Long-Term	Annual Equity Incentive Awards	Financial Performance Share Awards ("Financial PSAs")	1-year performance in each of 3 years 3-year vest (cliff)	40% Corporate Revenue 40% Non-GAAP EPS 20% Software Revenue	Page 57
		Restricted Stock Units ("Service-Vested RSUs")	3-year performance and vest (ratable)	Service- and time-based vesting	Page 63
	Stock Price Performance Awards	Relative Total Shareholder Return Performance Share Awards ("RTSR PSAs")	3-year (cliff)	Shareholder return relative to the S&P 500 over a sustained duration	Page 59
Other	Benefits	N/A	Ongoing	Service	Page 64

Base Salary

Philosophy	Provide fixed compensation to attract and retain key executives.
Considerations	Salary of CEO reviewed and set annually by the Committee. Salary of NEOs other than the CEO reviewed and set annually by the Committee, with input from the CEO. Skill set, experience performance contribution levels, role, positioning relative to peer group and market and our overall salary budget.

The following table presents each NEO's annual base salary for FY23.

Executive	2022 Base Salary	2023 Base Salary	% Salary Increase
Rami Rahim	$1,000,000	$1,000,000	—%
Kenneth Miller	$ 650,000	$ 650,000	—%
Manoj Leelanivas	$ 650,000	$ 650,000	—%
Christopher Kaddaras	$ 635,000	$ 635,000	—%
Robert Mobassaly	$ 480,000	$ 480,000	—%

As presented in the table above, none of Messrs. Miller, Leelanivas, Kaddaras or Mobassaly received an increase in annual base salary. In February 2023, the Committee originally approved raises recommended by Mr. Rahim, which were based upon analysis and guidance from the independent compensation consultant, including competitive data from our Peer Group (as defined below) and the CEO's assessment of individual-specific factors and (ii) reviewing the NEOs' individual specific performance and responsibilities and the competitive data from our Peer Group. However, Mr. Rahim, with input from his staff, subsequently recommended and the Committee determined that such increases were not appropriate in light of the difficult macroeconomic environment in FY23. The Committee also determined not to increase Mr. Rahim's base salary, which has remained unchanged since he assumed the role of CEO in 2015. The Committee believes that leaving the executives' base salaries unchanged is a clear demonstration of the Committee's commitment to the guiding pay-for-performance principles for our executive compensation program, as described above.

Executive Annual Incentive Plan

Philosophy	Establish appropriate, market competitive, short-term performance, and strategic measures to help drive future growth and profitability.
	Reward achievement of short-term performance measures consistent with financial plan.
	Align with stockholder interests by awarding 50% of each NEO's actual payout under the FY23 Annual Incentive Plan in fully vested performance shares ("Bonus Shares") in March 2024 and the remaining 50% in cash, and establishing a conversion price for the Bonus Shares based on the average price of the Company's stock for the final 30 trading days in 2022.
Target Amount Considerations	Relevant market and peer data, in conjunction with compensation consultant. Internal pay equity.
	Desired market position for each NEO.
Financial Metrics Used (70%)	28% Corporate Revenue
	28% Non-GAAP EPS*
	14% Software Revenue
Strategic Metrics Used (30%)	10% Win with Experience First Solutions
	10% Simplify the Customer Experience
	10% Empower our Experience-First Workforce
Award Design Considerations	We believe these program metrics strongly correlate with stockholder value creation.
	The financial metrics are calculated on the same basis as described in our quarterly earnings releases and supplemental materials, and emphasize growth and profitability.
	Direct impact on these metrics through skillful management and oversight.
	Financial and strategic metrics established at the same time based on a range of inputs, including growth objectives for our products, external market economic conditions, the competitive environment, our internal budgets, and market expectations.
	Align compensation with stockholder interests by awarding 50% of the actual payout in Bonus Shares and establishing a conversion price for the Bonus Shares based on the average price of the Company's stock for the final 30 trading days in 2022.
	The Committee has discretion to reduce (but not increase) each NEO's payout.
Performance Conditions	Threshold goals for each financial metric

*   The components of non-GAAP EPS, along with a reconciliation to EPS, for FY23 are provided in Annex C.

The following table presents each NEO's target incentive opportunity for FY23 under the FY23 Executive Annual Incentive Plan (the "FY23 AIP") expressed as a percentage of actual base salary. There was no increase in the target incentive opportunities of our NEOs for FY23 from FY22. Under the AIP, 50% of each NEO's actual achievement level under the Executive AIP was awarded in Bonus Shares in March 2024, following the certification of achievement of the applicable performance goals at the end of the FY23 AIP performance period.

Executive	2023 Actual Salary[1]	FY23 Target as % of Salary[2]	FY23 Target ($)[3]	Potential Payout Range (of Target)
Rami Rahim	$1,000,000	175%	$1,750,000	0% – 200%
Kenneth Miller	$ 650,000	100%	$ 650,000	0% – 200%
Manoj Leelanivas	$ 650,000	100%	$ 650,000	0% – 200%
Christopher Kaddaras	$ 635,000	100%	$ 635,000	0% – 200%
Robert Mobassaly	$ 480,000	100%	$ 480,000	0% – 200%

[1]   Reflects actual salaries earned in 2023.

[2]   50% of the incentive opportunity value was awarded in Bonus Shares. The number of Bonus Shares awarded is calculated based on the average price of the Company's stock for the final 30 trading days in 2022. The percentages disclosed in this column reflect the target incentive opportunity value as a percentage of base salary prior to adjusting for Bonus Shares.

[3]   The dollar amounts disclosed in this column reflect the total target incentive opportunity dollar value prior to adjusting for Bonus Shares.

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The amount of each NEO's actual payout under the FY23 AIP was based on the following formula. The Committee had discretion to modify each NEO's payout based on individual performance.



Base Salary ($) × NEO FY23 AIP Target (%) × Financial Performance Payout (70%) + Strategic Performance Payout (30%) = FY23 AIP Payout Amount ($)

Financial Performance Payout (70%):
28% Revenue
28% Non-GAAP EPS
14% Software Revenue

Strategic Performance Payout (30%):
10% Win with Experience-First Solutions
10% Simplify the Customer Experience
10% Empower our Experience-First Workforce

Executive Annual Incentive Plan — Company Performance Metrics

The Committee selected company performance metrics under the FY23 AIP to create strong alignment between company performance and NEO annual incentive payouts.

Measure	Type	Definition	Driver of Stockholder Value Creation
Corporate Revenue	Financial	Aggregate net revenue for the entire Company, calculated in accordance with GAAP.	Revenue growth.
Non-GAAP EPS*	Financial	Non-GAAP net income per share, on a fully diluted basis.	Revenue growth and prudent management of the Company's operating expenses.
Software Revenue	Financial	Percentage of the Company's aggregate net revenue attributable solely to the software and related services vertical, as disclosed in our financial statements.	Favorable revenue mix.
Win with Experience-First Solutions	Strategic	Deliver against our multi-year business strategy to take share in the market by delivering differentiated customer solutions that simplify the networking experience.	Deliver superior products and services to our customers.
Simplify the Customer Experience	Strategic	Simplify and improve the process of buying and selling Juniper products.	Provide our customers and our sales teams with the experience and tools they need to more seamlessly harness and deliver our differentiated solutions.
Empower our Experience-First Workforce	Strategic	Hire and retain the right talent to improve business outcomes, including creating a more diverse, inclusive, and engaged workforce.	Enable our most important resource: our people.

* The components of non-GAAP EPS, along with a reconciliation to EPS, for FY23 are set forth in Annex C.

The actual amounts payable to individual NEOs under the FY23 AIP depended on the actual level of achievement measured against the pre-established objectives for the financial and strategic components. Our NEOs can earn between 0% and 200% of their respective target AIP opportunities based on the Company's actual performance, less the portion of the FY23 AIP used to calculate Bonus Shares. The Committee established threshold, target, and maximum performance goals for each of the three financial metrics, based primarily on the Company's financial plan for FY23. Both the threshold and target goals for each financial metric were set above prior year results.

FINANCIAL PERFORMANCE TARGETS

Corporate Revenue		
	Revenue Attainment ($ millions)	Funding* (%)
Threshold	$5,490	50%
Target	$6,067	100%
Max	$7,686	200%

Non-GAAP EPS**		
	Non-GAAP EPS ($/share)	Funding* (%)
Threshold	$2.26	50%
Target	$2.49	100%
Max	$3.04	200%

Software Revenue		
	Software Share of Corporate Revenue (%)	Funding* (%)
Threshold	16.8%	50%
Target	18.9%	100%
Max	23.0%	200%

* No payout for each financial component if achievement is less than the threshold amount. The actual payout percentage scales linearly between threshold and target and between target and maximum.

** The components of non-GAAP EPS, along with a reconciliation to EPS, for FY23 are provided in Annex C.

The following graph shows the threshold, target and maximum payouts for the financial metrics under the FY23 AIP:



With respect to the payout associated with the strategic performance goals, the Committee took into consideration, among other things, the Company's performance with respect to the following goals for FY23:

Win With Experience-First Solutions	**Simplify the Customer Experience**	**Empower Our Experience-First Workforce**
• Win new data center franchises with Apstra • Win with "Mist-ified" WAN Assurance and deliver assurance solutions across domains • Drive adoption of security use cases • Extend lead in hyperscale routing	• Simplify the buying and selling experience • Protect customers with secure products • Scale Enterprise with customer success • Grow cloud-connected devices	• Transform the way we grow Junivator careers • Build a more diverse and inclusive workforce • Reduce our carbon footprint

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Executive Annual Incentive Plan — Company Results

Following completion of the FY23 performance period, the Committee confirmed achievement of the financial and strategic goals as shown in the following:

Financial Metric	MILESTONES					Strategic Metric	Result
	Threshold*	Target	Maximum	Performance	Result		
Software Revenue (14%)	16.8%	18.9%	23.0%	22.0%	177%	Win With Experience-First Solutions (10%)	157%
Non-GAAP EPS** (28%)	$2.26	$2.49	$3.04	$2.26	50%	Simplify the Customer Experience (10%)	100%
Corporate Revenue (28%)	$5,490	$6,067	$7,686	$5,564	56%	Empower Our Experience-First Workforce (10%)	99%
FINANCIAL RESULT					**78%**	**STRATEGIC RESULT**	**119%**
FY23 AIP PAYOUT FUNDING							**90%**

* No payout for each financial component if achievement is less than the threshold amount. The actual payout percentage scales linearly between threshold and target and between target and maximum.

** The components of non-GAAP EPS, along with a reconciliation to EPS, for fiscal year 2023 are set forth in Annex C.

The Committee reviewed the Company's strategic accomplishments in FY23, including those that are set forth in greater detail in the *"Pay for Performance Alignment"* section of this *"Compensation Discussion and Analysis,"* as compared to the strategic goals set forth for FY23. Based on the Company's progress against each of our strategic goals, the Committee determined the payout amounts appropriate for the Company's performance in FY23.

Executive Annual Incentive Plan — FY23 Payout Results

For FY23, 50% of each NEO's actual payout under the FY23 AIP was awarded in fully vested Bonus Shares in March 2024, and the remaining 50% was awarded in cash.

Our NEOs received the following cash payouts with respect to the FY23 performance period:

Executive	Target 2023 AIP Value	2023 AIP Funding	AIP Allocated to Bonus Shares	AIP Cash Payout[1]
Rami Rahim	$1,750,000	$1,575,000	$787,500	$787,500
Kenneth Miller	$ 650,000	$ 585,000	$292,500	$292,500
Manoj Leelanivas	$ 650,000	$ 585,000	$292,500	$292,500
Christopher Kaddaras	$ 635,000	$ 571,500	$285,750	$285,750
Robert Mobassaly[2]	$ 480,000	$ 648,000	$324,000	$324,000

[1] The amounts reflected in the "Target AIP Cash Payout" column are reflected under the "Non-Equity Incentive Plan Compensation" column of the *"Summary Compensation Table"*.

[2] In recognition of his performance in FY23, including his significant contributions and effort related to the HPE Merger, the Committee approved a FY23 AIP funding amount for Mr. Mobassaly equal to 135% of his target FY23 AIP value, who would otherwise have received a FY23 AIP funding amount equal to 90% based solely on the Company's financial and strategic metrics.

Our NEOs received the following Bonus Shares with respect to the FY23 performance period:

Executive	FY23 AIP Used to Calculate Bonus Shares[1]	FY23 Conversion Price[2]	Bonus Shares Granted and Earned[3]
Rami Rahim	$787,500	$32.10	24,532
Kenneth Miller	$292,500	$32.10	9,112
Manoj Leelanivas	$292,500	$32.10	9,112
Christopher Kaddaras	$285,750	$32.10	8,901
Robert Mobassaly	$324,000	$32.10	10,093

[1] Reflects 50% of the total amount earned under the FY23 AIP, including the additional amount earned by Mr. Mobassaly.

[2] Reflects the average price of the Company's stock for the final 30 trading days in 2022.

[3] The Bonus Shares were granted fully vested in March 2024.

FY23 Long-Term Equity Incentive Program

In FY23, performance-based annual equity awards account for 50% of the equity awards received by our NEOs (not accounting for any Bonus Shares) while the remaining 50% of the annual equity awards are service-vested as described in the *"Service Vested RSUs"* section of this *"Compensation Discussion and Analysis"* section, below. The primary purpose of our performance-based annual equity incentive award program is to align the interests of our NEOs with those of our stockholders by rewarding the NEOs for creating stockholder value over the long term. By compensating our NEOs with annual equity incentive awards, our executives have an opportunity to realize a stake in Juniper's financial future. The gains realized in the long term depend on our NEO's ability to drive the Company's financial performance as reflected in both financial metrics as well as our stock price.

We seek to provide annual equity incentive awards that are competitive with companies in our peer group and the market generally. When making annual equity incentive awards to NEOs, we consider:

- Juniper's performance during the past year;
- The role, responsibility, and performance of the individual NEO;
- The competitive market assessment described below; and
- Prior equity awards and the retentive power of unvested equity awards then held by each NEO.

The Committee believed that for the FY23 performance based annual equity incentive award program, a mix of PSAs with financial performance goals ("Financial PSAs") and PSAs with relative total shareholder return goals ("RTSR PSAs"), was the appropriate annual long-term equity incentive for NEOs, with approximately 60% of the face value of their target annual equity incentive award in the form of Financial PSAs and approximately 40% of the face value of their target annual equity incentive award in the form of RTSR PSAs. Our ability to successfully offer our products and services in a rapidly evolving market requires us to effectively scale and adjust our business to fluctuating market opportunities and conditions on an annual basis, while also remaining focused on long-term success and retention.

In this regard, the Committee believes that, by using three concurrent one-year tranches that cliff-vest over a three-year period with our Financial PSAs, the Committee can best align the financial objectives for our NEOs with accountability for both long-term stockholder value creation and the business plans and goals approved by our Board.

FY23 Long-Term Equity Incentive Program — FY23 Performance-Based RSUs

FY23 Long-Term Equity Incentive Program — FY23 Performance-Based RSUs — Financial PSAs

Philosophy	Establish appropriate, market competitive, performance measures to enable flexibility and help drive future growth and profitability. Reward achievement of performance measures consistent with long term financial plan. Retention of NEOs. Align financial objectives of our NEOs with accountability for both long-term stockholder value creation and the business plan.
Target Amount Considerations	Factors used to determine target award amounts included: (i) relevant market and peer data; (ii) internal pay equity; and (iii) desired market position for each NEO. Financial PSAs comprised 60% of the FY23 Performance-Based RSU opportunity, or 30% of our NEOs' total long-term incentive opportunity.
Financial Metrics Used	40% Corporate Revenue 40% Non-GAAP EPS 20% Software Revenue
Award Design Considerations	We believe these program metrics strongly correlate with stockholder value creation, are transparent to investors and are calculated on the same basis as described in our quarterly earnings releases and supplemental materials, and balance growth and profitability. Direct impact on these metrics through skillful management and oversight. Metrics established based on a range of inputs, including short-term growth objectives, external market economic conditions, the competitive environment, our internal budgets, and market expectations. Enable flexibility to respond rapidly to changing conditions and capitalize on opportunities. Three year cliff vesting, keeping NEOs accountable for longer term stock price performance and awards serve longer term retention objectives.
Performance Conditions	Threshold goals for each financial metric

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In February 2023, each of our NEOs received a grant of Financial PSAs, which have the same performance metric structure as the FY22 and FY21 Financial PSAs as described in the graphic below. With respect to each year's performance, participants can "bank" between 0% and 200% of the target number of Financial PSAs for that year (i.e., one-third of the total Financial PSAs awarded to a participant) based on the level of achievement against the performance targets for that year. Vesting for the "banked" shares under Financial PSAs occurs only after the Committee certifies the level of achievement for the third tranche, and any "banked" but unvested shares under Financial PSAs are forfeited if the participant leaves the Company before the vest date.

FY23 Financial PSA Design


FY23
FY24(1)
FY25(1)
FY23 Corporate Revenue
FY23 Non-GAAP EPS
FY23 Software Revenue
FY24 Financial Metrics(2)
FY25 Financial Metrics(2)
Payout Range 0% - 200%
Banked after FY23
Banked after FY24
Awarded after FY25
3-Year Cliff Vesting

(1) Achievement under the FY23 Financial PSAs for FY24 and FY25 will not be certified by the Committee until after the end of FY24 and FY25, respectively.
(2) Financial performance metrics and targets for FY24 and FY25 were or will be determined by the Committee in FY24 and FY25, respectively.

For FY23, following completion of the performance period, the Committee confirmed achievement of the financial goals as shown in the following table.

	MILESTONES				
Financial Metric	Threshold*	Target	Maximum	Results	Payout
Software Revenue (20%)	16.8%	18.9%	23.0%	22.0%	177%
Non-GAAP EPS** (40%)	$2.26	$2.49	$3.04	$2.26	50%
Corporate Revenue (40%)	$5,490	$6,067	$7,686	$5,564	56%
FINANCIAL PSA PAYOUT					**78%**

* No payout for each financial component if achievement is less than the threshold amount. The actual payout percentage scales linearly between threshold and target and between target and maximum.
** The components of non-GAAP EPS, along with a reconciliation to EPS, for fiscal year 2023 are set forth in Annex C.

The following table summarizes the Financial PSA awards granted to our NEOs in FY23.

Executive	Award Year	FY23 Financial PSA Target(1)	FY23 Performance Achievement (% of Target)	FY23 Total Financial PSAs Banked	Financial PSAs to Vest in 2026(2)
Rami Rahim	2023	35,047	78.0%	27,336	27,336
Kenneth Miller	2023	11,840	78.0%	9,235	9,235
Manoj Leelanivas	2023	14,340	78.0%	11,185	11,185
Christopher Kaddaras	2023	9,340	78.0%	7,285	7,285
Robert Mobassaly	2023	6,240	78.0%	4,867	4,867

(1) The number of shares that can be earned based on achievement of the Company's financial goals range from 0% to 200% of target.
(2) PSAs vested only includes shares "banked" for 2023 as achievement under the FY23 Financial PSAs for FY24 and FY25 will not be certified by the Committee until after the end of FY24 and FY25, respectively. Shares will vest only to the extent the recipient of the PSA remains employed with the Company through the applicable vesting date in the first quarter of 2026.

FY23 Long-Term Equity Incentive Program — FY23 Performance-Based RSUs — RTSR PSAs

Philosophy	Retain our NEOs and drive business performance related to the highly competitive talent market in which we operate.
	Multi-year vesting to align our NEOs' pay with the creation of long-term shareholder return.
	Promotes stockholder alignment and creates an unambiguous link between compensation of our NEOs and long-term value creation since the payout of the RTSR PSAs is directly linked to the Company's long-term total shareholder appreciation relative to the S&P 500 Index over a three-year period.
	Apply aggressive share price appreciation hurdles that increase enterprise value and create significant return for shareholders.
Target Amount Considerations	Factors used to determine target award amounts included: (i) relevant market and peer data; (ii) internal pay equity; and (iii) desired market position for each NEO.
	RTSR PSAs comprised 40% of our NEO's FY23 Performance-Based RSU opportunity, or 20% of our NEOs' total long-term incentive opportunity.
Performance Metrics	Company stock performance relative to the S&P 500 Index
Vesting Conditions	Three-year cliff-vesting

In February 2023, each of our NEOs received a grant of FY23 RTSR PSAs. The Committee believes that the RTSR PSAs promote stockholder alignment and link the compensation of our NEOs to long-term value creation since the payout of the RTSR PSAs is directly linked to the Company's long-term total shareholder return relative to the S&P 500 Index over a three-year period as described in the graphic below. The RTSR PSAs cliff-vest upon the conclusion of a three-year performance period. The Committee, based on input from its compensation consultant, concluded that use of the S&P 500 Index was an appropriate benchmark because the S&P 500 Index represents a robust, broad representation of the potential opportunity cost of investing in the Company from an investor's perspective.

FY23 RTSR PSA Design



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The following chart presents the threshold, target, and maximum payout for the FY23 RTSR PSAs. Participants can earn between 0% and 200% of the target number of RTSR PSAs. In the event that the Company's relative TSR over the three-year performance period is less than the 25th percentile of the S&P 500 Index, no FY23 RTSR PSAs will be earned or vest.



The following table summarizes the FY23 RTSR PSA awards granted to our NEOs in FY23.

Executive	FY23 RTSR PSA Award Amount (#)	FY23 RTSR PSA Grant Date Fair Value ($)
Rami Rahim	70,094	$2,625,020
Kenneth Miller	23,680	$ 886,816
Manoj Leelanivas	28,680	$1,074,066
Christopher Kaddaras	18,680	$ 699,566
Robert Mobassaly	12,480	$ 467,376

FY23 Long-Term Equity Incentive Program — Previously Granted FY22 Performance-Based RSUs

In FY22, each of our NEOs, other than Mr. Kaddaras, received a grant of FY22 Financial PSAs, which have the same performance metric structure as the FY23 and FY21 Financial PSAs as described in the graphic below.

FY22 Financial PSA Design


FY22
FY23
FY24(1)
FY22 Corporate Revenue
FY23 Corporate Revenue
FY24 Financial Metrics(2)
Payout Range 0% - 200%
FY22 Non-GAAP EPS
FY23 Non-GAAP EPS
FY22 Software Revenue
FY23 Software Revenue
Banked after FY22
Banked after FY23
Awarded after FY24
3-Year Cliff Vesting

(1) Achievement under the FY22 Financial PSAs for FY24 will not be certified by the Committee until after the end of FY24.
(2) Financial performance metrics and targets for FY24 will be determined by the Committee in FY24.

The following table summarizes the Financial PSA awards granted to our NEOs in FY22.

Executive	Award Year	FY23 Financial PSA Target[1]	FY23 Performance Achievement (% of Target)	FY23 Total Financial PSAs Banked	Financial PSAs to Vest in 2025[2]
Rami Rahim	2022	32,268	78.0%	25,168	55,403
Kenneth Miller	2022	9,680	78.0%	7,550	16,620
Manoj Leelanivas	2022	11,740	78.0%	9,157	21,015
Christopher Kaddaras	2022	n/a	n/a	n/a	n/a
Robert Mobassaly	2022	6,740	78.0%	5,257	n/a

(1) The number of shares that can be earned based on achievement of the Company’s financial goals range from 0% to 200% of target.
(2) PSAs vested only includes shares “banked” for 2022 and 2023, as achievement under the FY22 Financial PSAs for FY24 will not be certified by the Committee until after the end of FY24. Shares will vest only to the extent the recipient of the PSA remains employed with the Company through the applicable vesting date in the first quarter of 2025.

In February 2022, each of our NEOs, other than Mr. Kaddaras, also received a grant of FY22 RTSR PSAs, which cliff-vest upon the conclusion of a three-year performance period ending FY24, based on the same threshold, target, and maximum payouts as the FY23 RTSR PSAs.

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FY23 Long-Term Equity Incentive Program — Previously Granted FY21 Performance-Based RSUs

In FY21, each of our NEOs, other than Mr. Kaddaras and Mr. Mobassaly, received a grant of FY21 Financial PSAs, which have the same performance metric structure as the FY23 and FY22 Financial PSAs as described in the graphic below.

FY21 Financial PSA Design


FY21
FY22
FY23
FY21 Corporate Revenue
FY22 Corporate Revenue
FY23 Corporate Revenue
FY21 Non-GAAP EPS
FY22 Non-GAAP EPS
FY23 Non-GAAP EPS
FY21 Software Revenue
FY22 Software Revenue
FY23 Software Revenue
Payout Range 0% - 200%
Banked after FY21
Banked after FY22
Awarded after FY23
3-Year Cliff Vesting

The following table summarizes the Financial PSA awards granted to our NEOs in FY21.

Executive	Award Year	FY23 Financial PSA Target[1]	FY23 Performance Achievement (% of Target)	FY23 Total Financial PSAs Banked	Financial PSAs to Vest in 2024[2]
Rami Rahim	2021	37,740	78.0%	29,437	114,615
Kenneth Miller	2021	11,420	78.0%	8,907	34,681
Manoj Leelanivas	2021	12,240	78.0%	9,547	37,172
Christopher Kaddaras	2021	n/a	n/a	n/a	n/a
Robert Mobassaly	2021	n/a	n/a	n/a	n/a

(1) The number of shares that can be earned based on achievement of the Company's financial goals range from 0% to 200% of target.

(2) PSAs vested only includes shares "banked" for 2021, 2022 and 2023. Shares will vest only to the extent the recipient of the PSA remains employed with the Company through the applicable vesting date in the first quarter of 2024.

In February 2021, each of our NEOs, other than Mr. Kaddaras and Mr. Mobassaly, also received a grant of FY21 RTSR PSAs, which cliff-vested upon the conclusion of a three-year performance period ending FY23.

FY21 RTSR PSA Design

FY21	FY22	FY23	Payout Range 0% - 200%
3-Year Relative TSR vs. S&P 500			

The following chart presents the threshold, target, and maximum payout for the FY21 RTSR PSAs. Participants could earn between 0% and 200% of the target number of FY21 RTSR PSAs. In the event that the Company's relative TSR over the three-year performance period was less than the 25th percentile of the S&P 500 Index, no FY21 RTSR PSAs would be earned or vest.



The following table summarizes the RTSR awards granted to our NEOs in FY21 and their payouts.

Executive	FY21 RTSR PSA Award Amount (#)	RTSR Percentile	Payout	FY21 RTSR PSAs to Vest in 2024[2]
Rami Rahim	75,460	66th Percentile	164%	123,787
Kenneth Miller	22,640	66th Percentile	164%	37,457
Manoj Leelanivas	24,460	66th Percentile	164%	40,147
Christopher Kaddaras	n/a	n/a	n/a	n/a
Robert Mobassaly	n/a	n/a	n/a	n/a

Service-Vested RSUs

Philosophy	Multi-year vesting to align our NEOs' pay with the creation of long-term shareholder return.
	Provide meaningful and appropriate incentives for our short- and long-term success to attract and retain talent in a highly competitive market where such incentives are ubiquitous and expected.
Target Amount Considerations	Factors used to determine target award amounts included: (i) relevant market and peer data; (ii) internal pay equity; and (iii) desired market position for each NEO.
	Other than the CEO, Service-Vested RSUs comprised 50% of our NEOs' long-term incentive opportunity granted in FY23 and the other 50% was composed of performance-based awards, discussed above in the Financial PSAs and RTSR PSAs sections of this "*Compensation Discussion and Analysis*" section.

Service-Vested RSUs represent the right to receive one share of our common stock for each vested RSU upon the settlement date, subject to continued employment through each vesting date. The Committee grants Service-Vested RSU awards for long-term retention purposes as they provide a payout opportunity to the NEOs only if they remain employed through the applicable vesting dates, which extend over multiple years, and because the payout opportunity is directly linked with stockholder value and executive efforts over a multi-year time frame.

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The following table summarizes the Service-Vested RSU awards granted to our NEOs in FY23.

Executive	FY23 Service-Vested[1] RSU Award Amount (#)	Grant Date Fair Value ($)
Rami Rahim	175,235	$5,237,774
Kenneth Miller	59,200	$1,769,488
Manoj Leelanivas	71,700	$2,143,113
Christopher Kaddaras	46,700	$1,395,863
Robert Mobassaly	31,200	$ 932,568

[1] RSUs vest 34% on the one year anniversary of the grant date and 33% on each of the second and third anniversary of the grant date, subject in each case to continued employment by the Company.

Benefits and Perquisites

Because the Committee's philosophy is to emphasize pay-for-performance, the Company provides only very limited benefits and perquisites to our NEOs. The NEOs are provided the same health and welfare benefits and on the same basis that are generally available to employees broadly. In addition, NEOs are eligible to participate in the Deferred Compensation Plan and Executive Wellness Program described below. The Committee believes that the benefits programs are reasonable and consistent with its overall compensation program to better enable the Company to attract and retain talent. The value of these perquisites is included in the "All Other Compensation" column in the "Summary Compensation Table."

Deferred Compensation Plan

The Company implements a deferred compensation plan for U.S. employees that is intended for use by senior management. All NEOs are eligible to participate in the deferred compensation plan. The Company implemented this plan in order to offer benefits that are competitive with companies with which we compete for talent. We believe that this is a standard benefit plan also offered by many companies within our Peer Group. This plan allows participants to elect to defer a certain amount of compensation and related taxation on such amounts into one or more investment choices.

Participants are not taxed on the compensation deferred into these investments until distribution of invested funds to the participant at a future date, which may be upon termination of employment with the Company or a designated "in-service" date elected by the participant. The deferred compensation plan is intended to comply with Section 409A of the Code. In 2023, no NEOs participated in this plan.

Executive Wellness Program

The Company implements an Executive Wellness Program pursuant to which eligible executives receive additional benefits focused on health care screening and wellness. The maximum value of this benefit is limited to $10,000 per year for each eligible executive.

The Committee believes that promoting the health and wellness of its executives may result in a number of benefits to the Company, including increased productivity, lower absentee rate, and increased organizational stability, among others.

Severance and Change of Control Benefits

In order to recruit executives to the Company and encourage retention of employees, the Committee believes it is appropriate and necessary to provide assurance of certain severance payments if the Company terminates the individual's employment without "cause" or if the individual terminates their employment for "good reason," each as described in their respective agreements. The Committee approved severance benefits for several members of senior management, including the NEOs.

The Committee considers maintaining a stable and effective management team to be essential to protecting and enhancing the best interests of the Company and its stockholders. To that end, the Committee recognizes that the possibility of a change of control may exist from time to time, and that this possibility, and the uncertainty and questions it may raise among management, may result in the departure or distraction of management to the detriment of the Company and its stockholders. Accordingly, the Committee decided to take appropriate steps to encourage the continued attention, dedication and continuity of members of the Company's management to their assigned duties without the distraction that may arise from the possibility of a change of control. As a result, following consultation with the Committee's compensation consultant, the Committee approved certain severance benefits for each of our NEOs, as well as for several members of senior management, in the event of certain employment terminations following a change of control. In approving these benefits the Committee, with input from its compensation consultant, considered a number of factors, including the prevalence of similar benefits adopted by other publicly traded companies.

The following table provides information regarding the material features of the severance arrangements that we have with our NEOs. Details of each individual NEO's severance arrangements, including estimates of amounts payable in specified circumstances in effect as of the end of FY23, are disclosed in the *"Executive Compensation Tables,"* and *"Potential Payments Upon Termination or Change of Control,"* sections of this proxy statement, below.

Type	Material Features
Severance Agreements	• At-will employment • Limited cash benefits and no equity acceleration benefits for involuntary termination or resignation for good reason • A departing executive officer must sign a release agreement acceptable to the Company as a condition to receiving post-employment compensation payments or benefits • Benefits and terms are comparable to those of our Peer Group • Expire in January 2027
Change in Control Agreements	• "Double Trigger" in order to maintain morale and productivity, encourage retention to maintain stability during a change of control and protect executives against job loss • A departing executive officer must sign a release agreement acceptable to the Company as a condition to receiving post-employment compensation payments or benefits • Benefits and terms are comparable to those of our Peer Group • Expire in January 2027

Section 2 — Compensation Determination and Design

The Company's executive compensation program is established and overseen by the Committee with support provided by its independent compensation consultant, Compensia, Inc. ("Compensia"), and management. Each of their roles is described below.

The Committee continued its practice of setting compensation on an individual basis aligned with our guiding principles for executive compensation. In determining compensation for our NEOs, the Committee considers a number of factors, including each executive's:

- individual performance;

- tenure;

- role, including complexity of responsibilities, scope, and perceived competitive opportunity in the external market;

- pre-existing compensation arrangements, including equity retention hold;

- internal comparisons and peer market data; and

- ability to impact business results.

The Committee believes this practice aligns executive officer compensation levels with stockholder interests while continuing to potentially reward executives for achieving financial and strategic results that drive stockholder value over the long-term, including rewarding above-target performance with above-target pay.

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Roles of Management, Committee, and Independent Compensation Consultant

Role of Management	• CEO makes recommendations to the Committee regarding salary, incentive target and equity awards for NEOs, considering
	  – Market analysis and guidance from the independent compensation consultant on behalf of the Committee
	  – CEO's assessment of NEO-specific factors, such as the NEO's role and contribution to Company performance and other factors discussed above
	• Assisted by Human Resources department in making recommendations

Role of the Compensation Committee	• Composed entirely of independent directors
	• Responsible for:
	  – Establishing compensation for our officers who are designated as reporting officers under Section 16 of the Exchange Act
	  – Establishing and evaluating executive officer compensation plans, policies, and programs, including the evaluation of the CEO
	  – Reviewing the Company's overall programs and practices related to human capital management, including our equity award practices
	• Authority to receive appropriate funding from the Company to obtain advice and assistance from outside legal counsel, compensation consultants or other advisors as the Committee deems necessary to carry out its duties, and to replace advisors as needed at any time
	• Independently decides salary, incentive target and equity awards for the CEO with input from its independent compensation consultant
	• With information from the independent compensation consultant, discusses the CEO's contribution and performance, Company performance, the competitive market and other factors discussed in this CD&A, and independently makes compensation decisions in an executive session without members of management present

Role of the Independent Compensation Consultant	• Compensia served as the Committee's independent compensation consultant for FY23 • Advised the Committee on trends in executive compensation, review of market information and assessment of compensation actions required under the Committee's charter • Based on its consideration of the rules of the SEC and NYSE, the Committee determined that its relationship with Compensia qualifies as an independent compensation consultant under the rules of the NYSE and there are no conflicts of interest • In FY23, Compensia did not provide the Company with any other services and did not receive compensation from us other than for independent compensation consultant services • Attends most Committee meetings and provides advice, guidance, relevant market data on executive pay levels, practices and design • For additional details, please see the "Compensation Consultant Disclosure" section of this proxy statement.

Peer Group

The Committee reviews competitive compensation data to establish market reference points, including data from a compensation peer group of publicly traded networking equipment and other high technology companies (the "Peer Group") and broader technology company data based on a custom analysis of a Radford peer survey. The Committee monitors and assesses the market competitiveness of our NEO compensation relative to the compensation practices for similar positions in the Peer Group. In August 2022, the Committee, with input from its compensation consultant, established the Peer Group for FY23 compensation benchmarking, generally considering the following criteria to determine whether a company should be included in the Peer Group:

- Industry relevance;
- Revenue and historical revenue growth;
- Market value;
- Business model;
- Scope of operations; and
- Whether the Company is likely to compete with the company in the Peer Group for executive talent.

The composition of the Peer Group is regularly reviewed and assessed by the Committee with the assistance of its compensation consultant to take into account changes in both the Company and the companies in the Peer Group based on the selection criteria described above. For FY23, the Committee determined not to make any changes to the prior year Peer Group, and for compensation decisions made in FY23, the Peer Group consisted of the 17 companies set forth below.

Company Name	
Akamai Technologies, Inc.	Keysight Technologies, Inc.
Analog Devices, Inc.	Motorola Solutions, Inc.
Arista Networks, Inc.	NCR Corporation
Ciena Corp.	NetApp, Inc.
Citrix Systems, Inc.	Palo Alto Networks, Inc.
CommScope Holding Company, Inc.	Trimble Inc.
F5 Networks, Inc.	VMware, Inc.
Fortinet, Inc.	Xilinx, Inc.
Gen Digital Inc.	

Compensation Risk Assessment

The Committee annually oversees the performance of a risk assessment of our compensation programs. In connection with its most recent comprehensive review of the design, administration, and controls of our compensation programs, the Committee, in consultation with its compensation consultant, determined that the Company's compensation programs do not create risks that are reasonably likely to have a material adverse effect on the Company.

Burn Rate and Dilution

Based in part upon input received from stockholders, for 2023, the Committee initially approved a gross equity burn rate target (excluding stock awards assumed in acquisitions) of 2.7% of basic weighted-average common shares outstanding ("CSO"), a decrease from the 2022 gross equity burn rate, notwithstanding the sustained decrease in CSO over the last five years as the Company continues to follow through on its stockholder return commitment. We believe this burn rate commitment level helps to mitigate stockholder dilution while still allowing us to be competitive to attract and retain talent.

The following chart shows how we have managed our equity burn rate over the past five years.



[1] Grants, as well as the Burn Rate calculation, count each RSU as one share and counts each performance share as one share based on the target number of shares issuable under the award. Grants and Burn Rate include equity awards granted from Juniper's equity incentive plans and do not include assumed awards.

[2] Burn Rate is calculated as (a) the number of new stock awards granted under the 2015 Plan (excluding stock awards assumed in acquisitions), divided by (b) the weighted average total number of Company common shares outstanding for the fiscal year.

[3] Overhang is calculated as (a) the number of shares subject to outstanding stock awards (including stock awards assumed in acquisitions) plus the number of shares available for grant under the 2015 Plan, divided by (b) the number of shares subject to outstanding stock awards (including stock awards assumed in acquisitions), plus the number of shares available for grant under the 2015 Plan, plus the weighted average number of Company common shares outstanding for the fiscal year.

Tax Considerations

While Section 162(m) of Code places a limit of $1 million on the amount of compensation that we may deduct as a business expense in any year with respect to certain of our most highly paid executive officers, the Committee retains the discretion to award compensation that is not deductible as it believes that it is in the best interests of our stockholders to maintain flexibility in our approach to executive compensation in order to structure a program that we consider to be the most effective in attracting, motivating, and retaining key executives.

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Compensation and Governance Policies

The following table summarizes the material features of our compensation and governance policies.

Policy	Considerations	Material Features
Equity Ownership Guidelines for NEOs and Non-Employee Directors	Promote stock ownership in Juniper Networks Align the interests of NEOs, certain former NEOs and non-employee directors with stockholders Promote commitment to sound corporate governance	6x base salary for CEO 3x base salary for other NEOs 5 years from executive officer designation to comply; each NEO required to retain at least 50% of net shares acquired from the Company until minimum ownership is achieved Applies to NEOs until no longer an officer or director of the Company or ceased to be identified as an NEO in the Company's proxy statement for 3 consecutive years 5x annual cash retainer for non-employee directors 5 years from date of becoming a non-employee director to comply
Insider Trading Policy	Prohibit insiders from profiting from material non-public information Comply with laws and regulations Prevent hedging that insulates executives from stock price movement and reduces alignment with stockholders Avoid conflicts of interest	Our insider trading policy prohibits: • Trading while in possession of material non-public information • Hedging transactions • Borrowing against Company securities held in a margin account • Pledging transactions • Short-sales With respect to Rule 10b5-1 trading plans, our insider trading policy provides for: • No overlapping plans, subject to certain exceptions • A limit of one single trade plan per 12 month period • A 120 day cooling off period between adoption or amendment of a plan and the first trade under the plan
Equity Award Granting Policy	Standardize the timing and administration of equity award grants	All approvals of RSU grants and other equity awards are administered by the Board, the Committee or the Stock Committee (which is composed of our CEO and Chief Financial Officer) New hire and ad hoc promotional and adjustment grants to non-Section 16 officers are generally granted on a predetermined schedule established by the Committee in the first quarter of each fiscal year, subject to certain exceptions Annual equity awards to Section 16 officers are generally scheduled to be approved at a meeting of the Committee in the first quarter after the fourth fiscal quarter earnings announcement and are effective on the third Friday of the month if the meeting approving such grants occurs on or before such date The exercise price of stock options granted will be the closing market price on the date of grant The Company intends to grant RSUs and other equity awards in accordance with the foregoing policy without regard to the timing of the release of material non-public information, such as a positive or negative earnings announcement
Clawback Policy	Allow the Company to recoup awards that were not properly earned	Applies to all executive officers, including NEOs If the Company is required to file an accounting restatement, the Company is required to seek repayment of incentive-based cash and equity compensation to the extent the amount earned, vested or received is more than what would have been based on the restated results Three year lookback period The Committee may determine not to seek repayment in very limited circumstances if it makes a good faith determination that to do so would be impracticable
No Golden Parachutes	Avoid excessive payments in change of control	No executive officer contracts include excise 280G tax gross ups

Compensation Committee Interlocks and Insider Participation

During FY23, prior to the 2023 annual meeting of stockholders, the Compensation Committee consisted of Messrs. Daichendt, DeNuccio and Dolce, and Mr. Daichendt was the chair of the Committee. Following the 2023 annual meeting of stockholders, the Compensation Committee consisted of Ms. DelSanto and Messrs. DeNuccio and Dolce, and Ms. DelSanto was the chair of the Committee. Mr. Dolce was previously an officer of the Company from 2002 to 2006. None of our executive officers has served as a member of the board of directors or compensation committee of any other entity that has or had one or more executive officers who served as a member of the Committee during FY23. No member of the Committee had any relationship with the Company requiring disclosure under Item 404 of Regulation S-K.



Compensation Committee Report

The following Compensation Committee Report shall not be deemed to be "soliciting material" and should not be deemed "filed" and shall not be deemed to be incorporated by reference in future filings with the SEC, except to the extent that the Company specifically incorporates it by reference into a document filed under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

The Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the Committee recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement and incorporated by reference into the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2023.

THE COMPENSATION COMMITTEE

Anne DelSanto (Chair)
Kevin DeNuccio
James Dolce

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Section 3 — Executive Compensation Tables

The following table sets forth certain information about the compensation of our NEOs for each of the last three years during which such individuals were NEOs. Our NEOs consist of (a) our Chief Executive Officer, (b) our Chief Financial Officer, and (c) our three other most highly compensated executive officers as of December 31, 2023.

Summary Compensation Table for FY23

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)[1]	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)[2]	All Other Compensation ($)	Total ($)
Rami Rahim	2023	1,000,000	0	11,835,849[3]	0	787,500	22,794[6]	13,646,142
Chief Executive Officer	2022	1,000,000	0	12,679,791[4]	2,033,868	901,250	15,630[7]	16,630,540
	2021	1,000,000	0	9,774,868[5]	0	1,085,000	10,422[6]	11,870,290
Kenneth Miller	2023	650,000	0	3,949,143[3]	0	292,500	23,797[6]	4,915,440
Executive Vice President,	2022	637,500	0	3,888,938[4]	0	328,313	11,397[6]	4,866,148
Chief Financial Officer	2021	612,500	0	2,988,749[5]	0	379,750	10,422[6]	3,991,421
Manoj Leelanivas	2023	650,000	0	4,669,445[3]	0	292,500	10,947[8]	5,622,892
Executive Vice President,	2022	625,000	0	4,482,253[4]	0	321,875	11,397[6]	5,440,525
Chief Operating Officer	2021	585,000	0	3,116,271[5]	0	362,700	10,422[6]	4,074,393
Christopher Kaddaras	2023	635,000	350,000[9]	2,668,612[3]	0	285,750	23,707[6]	3,963,069
Executive Vice President,	2022	132,292	650,000[9]	7,544,089[4]	0	68,130	8,787[6]	8,403,298
Chief Revenue Officer	2021							
Robert Mobassaly	2023	480,000	108,000[10]	2,113,325[3][11]	0	216,000	8,155[8]	2,925,480
Senior Vice President,	2022	465,000	0	2,195,365[4]	0	239,475	7,881[8]	2,907,721
General Counsel	2021							

(1) Because 60% of the target number of shares associated with the fiscal 2023 PSAs are based on separate measurements of our financial performance for each year in the three-year performance period, ASC Topic 718 requires that the grant date fair value be calculated at the commencement of each separate year of the performance cycle when the respective performance measures are approved. As a result, for the fiscal 2023 PSAs, the "Stock Awards" column does not include the value of the PSAs based on the annual financial metric goals for the fiscal year ending December 31, 2024 ("fiscal 2024") or the fiscal year ending December 31, 2025 ("fiscal 2025"). Such amounts will be included as equity compensation in the "*Summary Compensation Table*" for fiscal 2024 and fiscal 2025, respectively, when the annual financial metric goals are established. In addition, 40% of the target number of shares associated with the fiscal 2023 PSAs are based on the Company's TSR relative to the S&P 500 Index over a three year period. The grant date fair value for the market-related TSR component for fiscal 2023 PSAs is included in the "Stock Awards" column for the year of grant.

In addition, the "Stock Awards" column for fiscal 2023 includes a portion of the value of the PSAs awarded in the fiscal year ended December 31, 2022 ("fiscal 2022"), and a portion of the value of the PSAs awarded in the fiscal year ended December 31, 2021 ("fiscal 2021") based on the annual financial metric goals established for those awards during fiscal 2023. The amounts included in the "Stock Awards" column of the "*Summary Compensation Table*" for fiscal 2023 related to the PSAs awarded in fiscal 2022 and/or 2021 in the aggregate are as follows: $2,122,774 (Mr. Rahim), $639,832 (Mr. Miller), $726,559 (Mr. Leelanivas), $0 (Mr. Kaddaras), and $201,391 (Mr. Mobassaly).

Additionally, the "Stock Awards" column for fiscal 2023 includes the grant date fair value of the target number of shares issuable under the Company's 2023 Executive Annual Incentive Plan described in "*Compensation Discussion and Analysis*" above, measured in accordance with ASC Topic 718. The amounts included in the "Stock Awards" column of the "*Summary Compensation Table*" related to the equity awarded under the AIP for 2023 achievement in the aggregate are as follows: $831,114 (Mr. Rahim), $308,699 (Mr. Miller), $308,699 (Mr. Leelanivas), $301,576 (Mr. Kaddaras), and $227,963 (Mr. Mobassaly).

The assumptions used in the calculation of these amounts are set forth under Note 12, *Employee Benefit Plans* of the Notes to Consolidated Financial Statements included in Juniper Networks' Annual Report on Form 10-K for fiscal 2023 filed with the SEC on February 7, 2024.

(2) Amounts reflect cash bonuses earned in fiscal 2021, fiscal 2022 and fiscal 2023, as applicable, but paid in 2022, 2023 and 2024, respectively, under the Executive Annual Incentive Plan for fiscal 2021, fiscal 2022 and fiscal 2023, respectively.

(3) The amount shown includes the aggregate grant date fair value of (i) the shares issuable for PSAs granted in fiscal 2023 at target achievement and (ii) the shares issuable for under the AIP for fiscal 2023 at target achievement. The aggregate grant date fair values of the maximum number of PSA shares issuable for such performance shares are: $11,533,922 (Mr. Rahim), $3,741,911 (Mr. Miller), $4,435,265 (Mr. Leelanivas), $1,942,346 (Mr. Kaddaras), and $1,700,453 (Mr. Mobassaly).

(4) The amount shown includes the aggregate grant date fair value of the shares issuable for PSAs granted in fiscal 2022 at target achievement. The aggregate grant date fair values of the maximum number of shares issuable for such performance shares are: $13,063,059 (Mr. Rahim), $3,976,001 (Mr. Miller), $4,502,392 (Mr. Leelanivas), $0 (Mr. Kaddaras), and $1,722,340 (Mr. Mobassaly).

(5) The amount shown includes the aggregate grant date fair value of the shares issuable for PSAs granted in fiscal 2021 at target achievement. The aggregate grant date fair values of the maximum number of shares issuable for such performance shares are: $9,282,864 (Mr. Rahim), $2,784,292 (Mr. Miller), and $2,884,571 (Mr. Leelanivas).

(6) Amount consists of costs related to the standard employee benefit portion paid by the Company for life insurance premiums, matching contributions paid under the Company's 401(k) plan, and costs associated with a guest attending a sales conference.

(7) Amount consists of costs related to the standard employee benefit portion paid by the Company for life insurance premiums, matching contributions paid under the Company's 401(k) plan, executive wellness program benefits, and costs borne by the Company associated with a guest attending a sales conference.

(8) Amount consists of costs related to the standard employee benefit portion paid by the Company for life insurance premiums and matching contributions paid under the Company's 401(k) plan.

(9) Amounts reflect a hiring bonus paid by the Company to Mr. Kaddaras in FY22 and FY23.

(10) In recognition of his performance in FY23, including his significant contributions and effort related to the HPE Merger, the Compensation Committee approved a FY23 AIP funding amount for Mr. Mobassaly equal to 135% of his target FY23 AIP value, who would otherwise have received a FY23 AIP funding amount equal to 90% based solely on the Company's financial and strategic metrics. The amount shown reflects the portion of his AIP payout exceeding 90% of his target FY23 AIP value that was settled in cash.

(11) The amount shown reflects the portion of Mr. Mobassaly's AIP payout that exceeded 90% of his target FY23 AIP value that was settled in shares.

Grant of Plan Based Awards in FY23

The following table shows all plan-based awards granted to our NEOs during fiscal 2023.

Name	Type of Award	Grant Date	Approval Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units (#)[3]	All other option awards: number of securities underlying options (#)	Exercise or base price of option awards ($/share)	Grant Date Fair Value of Stock and Option Awards ($)[4]
				Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Rami Rahim	AIP[5]	2/9/2023	2/9/2023	$—	$875,000	$1,750,000		27,258	54,517				$ 831,114
	RSUs	2/20/2023	2/9/2023							175,235			$5,237,774
	PSAs	2/20/2023	2/9/2023				87,618	175,235	350,470				$3,644,187
Kenneth Miller	AIP[5]	2/9/2023	2/9/2023	$—	$325,000	$ 650,000		10,124	20,249				$ 308,699
	RSUs	2/20/2023	2/9/2023							59,200			$1,769,488
	PSAs	2/20/2023	2/9/2023				29,600	59,200	118,400				$1,231,123
Manoj Leelanivas	AIP[5]	2/9/2023	2/9/2023	$—	$325,000	$ 650,000		10,124	20,249				$ 308,699
	RSUs	2/20/2023	2/9/2023							71,700			$2,143,113
	PSAs	2/20/2023	2/9/2023				35,850	71,700	143,400				$1,491,073
Christopher Kaddaras	AIP[5]	2/9/2023	2/9/2023	$—	$317,500	$ 635,000		9,890	19,781				$ 301,576
	RSUs	2/20/2023	2/9/2023							46,700			$1,395,863
	PSAs	2/20/2023	2/9/2023				23,350	46,700	93,400				$ 971,173
Robert Mobassaly	AIP[5]	2/9/2023	2/9/2023	$—	$240,000	$ 480,000		7,476	14,953				$ 227,963
	RSUs	2/20/2023	2/9/2023							31,200			$ 932,568
	PSA	2/20/2023	2/9/2023				15,600	31,200	62,400				$ 648,835

[1] Amounts reflect potential cash bonuses payable under the Company's 2023 Executive Annual Incentive Plan described in "*Compensation Discussion and Analysis*" above. Actual payments to each of the NEOs pursuant to the 2023 Executive Annual Incentive Plan are included in the "*Summary Compensation Table.*" The AIP does not provide for any threshold performance goals or payout amounts.

[2] Amounts reflect the number of shares that may be earned under (i) PSAs granted in fiscal 2023 under the 2015 Plan and (ii) Bonus Shares in fiscal 2023 under the Company's AIP. With respect to the PSAs, the amounts reflect the number of shares that may be earned under each NEO's PSAs if the threshold, target and maximum performance goals are achieved, as described in "*Compensation Discussion and Analysis*" above. PSUs represent the total amount of PSAs awarded in fiscal 2023, which include PSAs with financial performance goals and rTSR PSAs (in each case, reported at the total number of PSAs awarded). If the Company fails to achieve the threshold performance metric, no shares will be earned or "banked" under the PSAs (including the RTSR PSAs). The Bonus Shares do not provide for any threshold performance goals or payout amounts, so amounts reflect the number of shares that may be earned under the Company's AIP if the target and maximum performance goals are achieved, as described in "*Compensation Discussion and Analysis*" above.

[3] Each service-based RSU award listed in this column was granted under the 2015 Plan, as described in "*Compensation Discussion and Analysis*" above.

[4] Represents the aggregate grant date fair value of equity grants in fiscal 2023 computed in accordance with ASC Topic 718, including the target number of shares issuable for PSAs in fiscal 2023 and service-based RSUs. Excludes the grant date fair value for the portion of the fiscal 2022 PSAs and fiscal 2021 PSAs that will be earned based on the annual financial metric goals for the fiscal year ending December 31, 2023 because these PSAs were not granted in fiscal 2023. The amounts included in the "Stock Awards" column of the "*Summary Compensation Table*" for fiscal 2023 related to the PSAs awarded in fiscal 2022 and/or fiscal 2021 in the aggregate are as follows: $2,122,774 (Mr. Rahim), $639,832 (Mr. Miller), $726,559 (Mr. Leelanivas), $0 (Mr. Kaddaras), and $201,391 (Mr. Mobassaly).

[5] The Compensation Committee established the conversion price for the Bonus Shares awarded under the AIP based on the average price of the Company's stock for the final 30 trading days in fiscal 2022. For fiscal 2023, the conversion price for the Bonus Shares was $32.10. Bonus Shares will vest immediately upon issuance following the performance period.

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Outstanding Equity Awards at FY23 Year-End

The following table shows all outstanding equity awards held by our NEOs at December 31, 2023.

Name	Option Awards					Stock Awards[1]			
	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Equity incentive plan awards: Number of securities underlying unexercised unearned options (#)	Option exercise price ($)	Option expiration date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[2]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[2]
Rami Rahim						229,874[3]	$6,776,691		
						55,403[4]	$1,633,280	96,803[4]	$2,853,752
						27,336[5]	$ 805,865	140,188[5]	$4,132,742
						24,532[6]	$ 723,203		
						62,271[7]	$1,835,749		
						106,483[8]	$3,139,119		
						175,235[9]	$5,165,928		
	—	93,575	181,644[10]	$34.32	2/18/2029				
Kenneth Miller						11,420[3]	$ 336,662		
						9,680[4]	$ 285,366	29,040[4]	$ 856,099
						11,840[5]	$ 349,043	47,360[5]	$1,396,173
						9,112[6]	$ 268,622		
						18,843[7]	$ 555,492		
						31,944[8]	$ 941,709		
						59,200[9]	$1,745,216		
Manoj Leelanivas						11,185[3]	$ 329,734		
						71,745[4]	$2,115,043	35,220[4]	$1,038,286
						16,620[5]	$ 489,958	57,360[5]	$1,690,973
						9,112[6]	$ 268,622		
						20,196[7]	$ 595,378		
						38,742[8]	$1,142,114		
						71,700[9]	$2,113,716		
Christopher Kaddaras						8,901[6]	$ 262,401		
						7,285[5]	$ 214,762	37,360[5]	1101373
						46,700[9]	$1,376,716		
						165,000[8]	$4,864,200		
Robert Mobassaly						4,867[5]	$ 143,479	24,960[5]	$ 735,821
						11,572[4]	$ 341,143	20,220[4]	596086
						10,093[6]	$ 297,542		
						16,500[11]	$ 486,420		
						3,100[7]	$ 91,388		
						22,242[8]	$ 655,694		
						31,200[9]	$ 919,776		

[1] The number of shares and the payout value for the PSAs (which include the RTSR PSAs), Bonus Shares and price vested RSUs set forth in the table reflect the target payout under such awards, unless otherwise indicated.

[2] The closing price of Juniper common stock on 12/29/2023 was $29.48.

[3] The PSA was granted on February 19, 2021. The total number of shares earned under the award, which is reflected in the "Number of Shares or Units of Stock That Have Not Vested" column, was based on the achievement of (i) performance objectives for fiscal 2021, fiscal 2022 and fiscal 2023 and (ii) the Company's relative total shareholder return from fiscal 2021 through fiscal 2023. The award vested in full on February 19, 2024 upon the satisfaction of a continued service condition through the vesting date. The award vests in the first quarter of 2024, subject to continuous service through the date the Compensation Committee (or a

subcommittee) certifies the remaining performance conditions and the vesting date.

(4) The PSA was granted on February 18, 2022. The number of shares that are ultimately received under the award depends on the achievement of (i) performance objectives for fiscal 2022, fiscal 2023, and fiscal 2024 and (ii) the Company's relative total shareholder return ("TSR") from 2022 through 2024. The number of shares reflected in the "*Number of Shares or Units of Stock That Have Not Vested*" column represents the amount of shares "banked" (i.e., for which the performance condition has already been determined by the Compensation Committee (or a subcommittee)) for prior periods. The number of shares reflected in the "*Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested*" column represents (i) with respect to shares that vest based on annual performance objectives, target payout of the shares for which the performance goals were not determined as of December 31, 2023 and (ii) with respect to shares that vest based on the Company's relative TSR, the threshold payout since relative TSR performance as of end of the second year of the three-year performance period was not trending to meet the target goal. The award vests in the first quarter of 2025, subject to continuous service through the date the Compensation Committee (or a subcommittee) certifies the remaining performance conditions and the vesting date.

(5) The PSA was granted on February 20, 2023. The number of shares that are ultimately received under the award depends on the achievement of (i) performance objectives for fiscal 2023, fiscal 2024, and fiscal 2025 and (ii) the Company's relative total shareholder return ("TSR") from 2023 through 2025. The number of shares reflected in the "*Number of Shares or Units of Stock That Have Not Vested*" column represents the amount of shares "banked" (i.e., for which the performance condition has already been determined by the Compensation Committee (or a subcommittee)) for prior periods. The number of shares reflected in the "*Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested*" column represents (i) with respect to shares that vest based on annual performance objectives, target payout of the shares for which the performance goals were not determined as of December 31, 2023 and (ii) with respect to shares that vest based on the Company's relative TSR, the threshold payout since relative TSR performance as of end of the second year of the three-year performance period was not trending to meet the target goal. The award vests in the first quarter of 2026, subject to continuous service through the date the Compensation Committee (or a subcommittee) certifies the remaining performance conditions and the vesting date.

(6) The Bonus Share award was granted on February 20, 2023. The number of shares reflected in the "*Number of Shares or Units of Stock That Have Not Vested*" column represents the amount of shares for which the performance condition has already been determined by the Compensation Committee for prior periods. The award vested on March 20, 2024, subject to continuous service through such date.

(7) The RSU award was granted on February 19, 2021. The RSU vests 34% on the one year anniversary and 33% on the two year and three year anniversary of the grant date, subject to continuous service through the applicable vesting date.

(8) The RSU award was granted on February 18, 2022. The RSU vests 34% on the one year anniversary and 33% on the two year and three year anniversary of the grant date, subject to continuous service through the applicable vesting date.

(9) The RSU award was granted on February 20, 2023. The RSU vests 34% on the one year anniversary and 33% on the two year and three year anniversary of the grant date, subject to continuous service through the applicable vesting date.

(10) The Stock Option award was granted on February 18, 2022. The Stock Option vests 34% on the one year anniversary and 33% on the two year and three year anniversary of the grant date, subject to continuous service through the applicable vesting date.

(11) The RSU award was granted on November 18, 2022 in connection with Mr. Kaddaras's hiring. The RSU vests 34% on the one year anniversary and 33% on the two year and three year anniversary of the grant date, subject to continuous service through the applicable vesting date.

(12) The RSU award was granted on July 23, 2021 in connection with Mr. Mobassaly's promotion to Senior Vice President, General Counsel.

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Option Exercises and Stock Vested in FY23

The following table shows certain information regarding stock vested during FY23 with respect to our NEOs. Our NEOs did not exercise any options during FY23.

	Stock Awards	
Name	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[1]
Rami Rahim	424,649	$13,389,866
Kenneth Miller	135,351	$ 4,267,533
Manoj Leelanivas	133,629	$ 4,213,364
Christopher Kaddaras	87,057	$ 2,358,596
Robert Mobassaly	41,423	$ 1,265,827

[1] The value realized upon vesting is calculated by multiplying the number of shares vested by the closing price of Juniper Networks' common stock on the vest date (or, in the event the vest date occurs on a holiday or weekend, the closing price of Juniper Networks' common stock on the immediately preceding trading day)

Potential Payments Upon Termination or Change of Control

In addition to compensation designed to reward employees for service and performance, the Committee, in consultation with our compensation consultant, approved severance and change of control benefits for certain employees, including the NEOs, as described further below. Our severance and change of control arrangements are designed to be generally consistent with the pay practices of our Peer Group. The Committee, with input from its compensation consultant, annually reviews the terms and conditions of our severance and change of control arrangements for our executive officers and will make adjustments when and to the extent it deems appropriate.

Potential Severance Payments Upon Termination Outside of a Change in Control

Under severance agreements with Messrs. Rahim, Miller, Leelanivas, Kaddaras, and Mobassaly, in the event the employee is terminated involuntarily by Juniper Networks without cause or the employee resigns for good reason, and provided the employee executes a full release of claims, the employee will be entitled to receive the following severance benefits:

- an amount equal to 12 months of base salary, or 16.5 months of base salary with respect to Mr. Rahim, in each case as in effect immediately prior to the termination;

- in lieu of continuation of benefits (whether or not the individual elects COBRA), an amount equal to 12 times the monthly premium cost for coverage under COBRA based on the employee's benefit plan elections in place as of the date of termination; and

- if such employee terminates after the end of a performance period for an annual bonus, but prior to the date of payment, an amount equal to the annual bonus based on actual performance for the performance period and (b) if such employee terminates during a performance period for an annual bonus after the performance metrics have been established, a pro-rated annual bonus for such fiscal year equal to the annual bonus the employee would have received based on actual performance for such fiscal year if the employee had remained employed for the entire fiscal year, but pro-rated based on the number of days employed in such year.

All current severance agreements with our NEOs will expire per their terms in January 2027. The Committee periodically reviews our severance agreement terms and practices, and we expect that severance agreements with similar terms will be put in place with our NEOs upon expiration of the current agreements.

The following table describes the potential payments that would have been provided to each of the NEOs if such NEO was involuntarily terminated by Juniper Networks without cause or resigned for good reason outside of a change of control context on December 31, 2023.

Executive	Base Salary Severance Component	Incentive Component[1]	Value of Equity Awards	Value of Benefits	Total
Rami Rahim	$1,000,000	$1,575,000	N/A	$36,086	$2,611,086
Kenneth Miller	$ 650,000	$ 585,000	N/A	$36,086	$1,271,086
Manoj Leelanivas	$ 650,000	$ 585,000	N/A	$36,086	$1,271,086
Christopher Kaddaras	$ 635,000	$ 571,500	N/A	$25,590	$1,232,090
Robert Mobassaly	$ 480,000	$ 648,000	N/A	$36,086	$1,164,086

[1] The amount of the annual bonus for FY23 was determined by the Committee in 2024 following the completion of the performance period. The incentive component reflects the total incentive compensation that such NEOs received with respect to FY23 because no equity will have been issued as of December 31, 2023.

Change of Control Severance

All current change of control agreements with our NEOs will expire per their terms on the later of (i) January 2027 or (ii) the date when all of the obligations under the change of control agreement have been satisfied if the applicable NEO's termination occurred following a change of control and prior to January 2027. The Committee periodically reviews our change of control agreement terms and practices, and we expect that change of control agreements with similar terms will be put in place with our NEOs upon expiration of the current agreements. The Committee takes into account an executive's current role and the impact of a transaction on the role before renewing or replacing the agreements.

Provided the executive signs a release of claims and complies with certain post-termination non-solicitation and non-competition obligations, all NEOs will receive change of control severance benefits if within 12 months following a change of control the executive is terminated without cause or the executive terminates the executive's employment with the Company (or any parent or subsidiary of the Company) for good reason (both cause and good reason are defined in the agreement). These change of control severance benefits consist of:

- a cash payment equal to 150% (or 200% in the case of Mr. Rahim) of the executive's annual base salary and target bonus for the fiscal year in which the change of control or the executive's termination occurs, whichever is greater;

- acceleration of vesting of all of the executive's then unvested outstanding stock options, stock appreciation rights, performance shares, RSUs, and other Company equity compensation awards that vest based on time, and with respect to equity compensation awards that vest wholly or in part based on factors other than time, such as performance (whether individual or based on external measures such as Company performance, market share, stock price, or otherwise): (i) any portion for which the measurement or performance period or performance measures will have been completed as of the date of the qualifying termination (as provided for in the applicable award agreement) shall immediately vest, if at all, based on actual performance and, if applicable, become exercisable (and any rights of repurchase by the Company or restriction on sale shall lapse), and (ii) the remaining portions shall immediately vest and, if applicable, become exercisable (and any rights of repurchase by the Company or restriction on sale shall lapse), in an amount equal to the number that would be calculated if the performance measures were achieved at the target level (provided that if there is no "target" level, then such amount shall equal 100% of the equity compensation awards that could vest with respect to that measurement period); and

- in lieu of continuation of benefits (whether or not the individual elects COBRA), an amount equal to 12 times the monthly premium cost for coverage under COBRA based on the employee's benefit plan elections in place as of the date of termination.

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Under the terms of our 2015 Equity Incentive Plan, in the event of certain corporate transactions, if the equity awards are not assumed or substituted by the successor entity involved in the corporate transaction, each NEO's equity awards will fully vest or vest at such other level(s) as provided in the applicable award agreement. Our NEOs' PSA award agreements provide that in the event that such equity awards are assumed or substituted, they will convert into time-based awards, which will settle on the normal vesting date. Such PSA award agreements also provide that irrespective of whether such awards are assumed or substituted, any portion for which the measurement or performance period or performance measures will have been completed as of the date of the qualifying termination shall vest, if at all, based on actual performance, and the performance period of PSAs that vest based on TSR shall be shortened to the date of the change in control. The value of assumed or substituted PSA and RSU awards and the value of PSA and RSU awards that are not assumed or substituted is the same as the value of PSA and RSU awards that accelerate pursuant to a qualifying termination that occurs in connection with a change in control and is described in the column entitled "Value of Accelerated Equity Awards" in the table below.

Potential Change of Control Payments

The following table describes the potential payments that would have been provided for each of the NEOs upon termination of employment in connection with a change of control of Juniper Networks, as described above, assuming such termination and change of control both occurred on December 31, 2023.

Executive[1]	Base Salary Severance Component	Incentive Compensation Severance Component[2]	Benefits Severance Component	Value of Accelerated Equity Awards[3]	Total
Rami Rahim	$2,000,000	$3,500,000	$36,086	$27,117,467	$32,653,553
Kenneth Miller	$ 975,000	$ 975,000	$36,086	$ 8,535,772	$10,521,858
Manoj Leelanivas	$ 975,000	$ 975,000	$36,086	$ 9,968,463	$11,954,550
Christopher Kaddaras	$ 952,500	$ 952,500	$25,590	$ 7,524,015	$ 9,454,605
Robert Mobassaly	$ 720,000	$ 720,000	$36,086	$ 3,163,091	$ 4,639,178

[1] All NEOs are subject to a better-after-tax provision whereby Juniper Networks would either pay the NEO (i) the full amount of the NEO's severance benefits or, alternatively (ii) an amount of certain severance benefits otherwise payable to the NEO such that the severance benefits will not be subject to the tax imposed by Section 4999 of the Code, whichever produces the better after-tax result for the NEO. The amounts above do not reflect the impact of the better-after-tax provision.

[2] The value of incentive severance component reflects the total target incentive compensation that such NEOs received with respect to FY23 because no equity will have been issued as of December 31, 2023.

[3] The value of accelerated unvested equity awards is based on a per share price of $29.48, which was the closing price as reported on December 29, 2023. With respect to the value shown in the column "Value of Accelerated Equity Awards", (a) for PSAs (or portions thereof) that are earned based on the achievement of annual financial performance during a three-year performance period, the equity value is calculated based on the sum of (i) earned, but unvested shares and (ii) target unearned and unvested shares, and (b) for PSAs (or portions thereof) that are earned based on the Company's TSR relative to the S&P 500 Index, the equity value reflects target achievement of such awards.

* The calculation of these payments does not reflect the HPE Merger. For discussion of the potential change of control payments payable to our NEOs in connection with the HPE Merger, see the definitive merger proxy filed with the SEC on February 26, 2024 as supplemented March 21, 2024.

Pay Ratio

We determined that, based on reasonable estimates, the median of the annual total compensation of all of our employees, except our CEO, was $122,443 for 2023. The annual total compensation of our CEO was $13,646,142 for 2023 as reflected in the "Summary Compensation Table" above. Accordingly, for 2023, our reasonable estimate of the ratio of the annual total compensation of our CEO to the median of the annual total compensation of all of our other employees was 111:1.

We identified our median employee based on the 2023 target total direct compensation for all individuals (other than our CEO) who were employed by the Company on December 31, 2023, the last day of our fiscal year. "Target total direct compensation" for this purpose consisted of each employee's actual salary or base wages earned in 2023, the employee's target non-equity incentive opportunity for 2023, and the fair market value of the employee's equity incentive awards granted in 2023. For purposes of this analysis, we converted all employee compensation to U.S. dollars. In our analysis, we did not annualize the compensation of any permanent employees that were not employed by the Company for all of 2023, nor did we exclude any individuals that were employed by the Company on December 31, 2023.

Pay vs. Performance

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(v) of Regulation S-K, we are providing the following information about the relationship between executive compensation and certain financial performance measures of the Company. For further information concerning the Company's pay-for-performance philosophy and how executive compensation aligns with the Company's performance, please see the "*Executive Compensation — Compensation Discussion and Analysis*" section of this proxy statement.

Pay vs. Performance Table

					Value of Initial Fixed $100 Investment Based On:			
Year	Summary Compensation Table Total for Principal Executive Officer ("PEO")(1)	Compensation Actually Paid ("CAP") to PEO(2)	Average Summary Compensation Table Total for Non-PEO NEOs(3)	Average CAP to Non-PEO NEOs(4)	Total Shareholder Return(5)	Peer Group Total Shareholder Return(6)	Net Income (millions)(7)	Net Revenue (millions)(8)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
FY23	$13,646,142	$ 8,374,448	$4,356,720	$3,125,074	$135.09	$107.36	$310.2	$5,564.5
FY22	$16,630,540	$14,380,833	$5,212,505	$2,945,996	$142.13	$ 95.61	$471.0	$5,301.2
FY21	$11,870,290	$26,615,099	$3,963,437	$8,587,668	$154.61	$127.87	$252.7	$4,735.4
FY20	$11,420,651	$ 8,165,729	$3,445,381	$2,562,896	$ 94.66	$122.04	$257.8	$4,445.1

(1) The dollar amounts reported in column (b) are the amounts of total compensation reported for Mr. Rahim (our Chief Executive Officer) for each corresponding year in the "Total" column of the Summary Compensation Table. Refer to "*Executive Compensation — Executive Compensation Tables — Summary Compensation Table*."

(2) The dollar amounts reported in column (c) represent the amount of "compensation actually paid" to Mr. Rahim, as computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual amount of compensation earned or received by Mr. Rahim during the applicable year. In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to Mr. Rahim's total compensation for each year to determine the "compensation actually paid":

Year	Reported Summary Compensation Table Total for PEO	Reported Value of Equity Awards(a)	Equity Award Adjustments(b)	Compensation Actually Paid to PEO
FY23	$13,646,142	$11,835,849	$ 6,564,155	$ 8,374,448
FY22	$16,630,540	$14,713,659	$12,463,952	$14,380,833
FY21	$11,870,290	$ 9,774,868	$24,519,677	$26,615,099
FY20	$11,420,651	$ 9,658,395	$ 6,403,473	$ 8,165,729

(a) The grant date fair value of equity awards represents the total of the amounts reported in the "Stock Awards" and "Option Awards" columns in the Summary Compensation Table for the applicable year.

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(b) The equity award adjustments for each applicable year include the addition (or subtraction, as applicable) of the following: (i) the year-end fair value of any equity awards granted in the applicable year that are outstanding and unvested as of the end of the year; (ii) the amount of change as of the end of the applicable year (from the end of the prior fiscal year) in fair value of any awards granted in prior years that are outstanding and unvested as of the end of the applicable year; (iii) for awards that are granted and vest in same applicable year, the fair value as of the vesting date; (iv) for awards granted in prior years that vest in the applicable year, the amount equal to the change as of the vesting date (from the end of the prior fiscal year) in fair value; (v) for awards granted in prior years that are determined to fail to meet the applicable vesting conditions during the applicable year, a deduction for the amount equal to the fair value at the end of the prior fiscal year; and (vi) the dollar value of any dividends or other earnings paid on stock or option awards in the applicable year prior to the vesting date that are not otherwise reflected in the fair value of such award or included in any other component of total compensation for the applicable year. The valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of grant. The amounts deducted or added in calculating the equity award adjustments are as follows:

Year	Fair Value of Outstanding and Unvested Equity Awards Granted in the Year	Year over Year Change in Fair Value of Outstanding and Unvested Equity Awards Granted in Prior Years	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year	Change in Fair Value from End of the Prior Year to Vesting Date of Equity Awards Granted in Prior Years that Vested in the Year	Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year	Value of Dividends or other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value or Total Compensation	Total Equity Award Adjustments
FY23	$ 8,552,270	$(1,777,587)	$—	$(210,528)	$—	$—	$ 6,564,155
FY22	$11,813,496	$ 1,091,751	$—	$(441,295)	$—	$—	$12,463,952
FY21	$14,673,782	$ 9,323,142	$—	$ 522,754	$—	$—	$24,519,677
FY20	$ 6,993,184	$ (9,863)	$—	$(579,848)	$—	$—	$ 6,403,473

(3) The dollar amounts reported in column (d) represent the average of the amounts reported for the Company's named executive officers (NEOs) as a group (excluding Mr. Rahim, who has served as our CEO since 2014) in the "Total" column of the Summary Compensation Table in each applicable year. The names of each of the NEOs (excluding Mr. Rahim) included for purposes of calculating the average amounts in each applicable year are as follows: (i) for 2023, Manoj Leelanivas, Kenneth Miller, Robert Mobassaly, and Christopher Kaddaras, (ii) for 2022, Manoj Leelanivas, Kenneth Miller, Robert Mobassaly, Christopher Kaddaras, and Marcus Jewell; (iii) for 2021, Anand Athreya, Manoj Leelanivas, Kenneth Miller, and Marcus Jewell; and (iv) for 2020, Anand Athreya, Manoj Leelanivas, Brian Martin, and Kenneth Miller.

(4) The dollar amounts reported in column (e) represent the average amount of "compensation actually paid" to the NEOs as a group (excluding Mr. Rahim), as computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual average amount of compensation earned by or paid to the NEOs as a group (excluding Mr. Rahim) during the applicable year. In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to average total compensation for the NEOs as a group (excluding Mr. Rahim) for each year to determine the compensation actually paid, using the same methodology described above in Note 2:

Year	Average Reported Summary Compensation Table Total for Non-PEO NEOs	Average Reported Value of Equity Awards	Average Equity Award Adjustments(a)	Average Compensation Actually Paid to Non-PEO NEOs
FY23	$4,356,720	$3,324,489	$2,092,843	$3,125,074
FY22	$5,212,505	$4,457,713	$2,191,204	$2,945,996
FY21	$3,963,437	$3,012,829	$7,637,061	$8,587,668
FY20	$3,445,381	$2,654,157	$1,771,673	$2,562,896

(a) The amounts deducted or added in calculating the total average equity award adjustments are as follows:

Year	Average Fair Value of Outstanding and Unvested Equity Awards Granted in the Year	Year over Year Average Change in Fair Value of Outstanding and Unvested Equity Awards Granted in Prior Years	Average Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year	Average Change in Fair Value from End of the Prior Year to Vesting Date of Equity Awards Granted in Prior Years that Vested in the Year	Average Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year	Average Value of Dividends or other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value or Total Compensation	Total Average Equity Award Adjustments
FY23	$2,606,464	$ (364,246)	$—	$(149,375)	$—	$—	$2,092,843
FY22	$3,392,943	$ (962,644)	$—	$(239,095)	$—	$—	$2,191,204
FY21	$4,482,812	$2,909,642	$—	$ 244,607	$—	$—	$7,637,061
FY20	$2,016,641	$ (50,984)	$—	$(193,985)	$—	$—	$1,771,673

(5) Cumulative TSR is calculated by dividing the sum of the cumulative amount of dividends during the measurement period, assuming dividend reinvestment, and the difference between the Company's share price at the end of the applicable measurement period and December 31, 2019 by the Company's share price at December 31, 2019, the beginning of the measurement period.

(6) Represents the weighted peer group TSR, weighted according to the respective companies' stock market capitalization at the beginning of each period for which a return is indicated. The peer group used for this purpose is the following published industry index: Nasdaq Telecommunications Index.

(7) The dollar amounts reported represent the amount of net income reflected in the Company's audited financial statements for the applicable year.

(8) Net Revenue is calculated in accordance with GAAP. While we use numerous financial and non-financial performance measures to evaluate performance under the Company's compensation programs, net revenue is the financial performance measure that, in the Company's assessment, represents the most important performance measure (that is not otherwise required to be disclosed in the table) used by the Company to link compensation actually paid to the company's NEOs, for the most recently completed fiscal year, to Company performance.

Pay vs. Performance Discussion and Analysis

As described in more detail in the "*Executive Compensation — Compensation Discussion and Analysis,*" of this proxy statement, the Company's executive compensation program reflects a variable pay-for-performance philosophy. While the Company uses several financial and non-financial performance measures to align executive compensation with Company performance, not all of those Company measures are presented in the Pay vs. Performance table above. The Company generally seeks to incentivize long-term performance, and therefore does not specifically align the Company's performance measures with compensation that is actually paid (as computed in accordance with Item 402(v) of Regulation S-K) for a particular fiscal year. In accordance with Item 402(v) of Regulation S-K, the Company is providing the following descriptions of the relationships between information presented in the Pay vs. Performance table.

The following graph shows that the amount of compensation actually paid to our CEO and the average amount of compensation actually paid to our non-CEO NEOs as a group is generally aligned with the Company's cumulative TSR over the three years presented in the table. The alignment of compensation actually paid with the Company's cumulative TSR over the period presented is because equity awards comprise a significant portion of the compensation actually paid to the CEO and other NEOs. As described in more detail in the section "*Executive Compensation — Compensation Discussion and Analysis — Appropriate Pay Mix,*" the Company targets that approximately 83% of the value of total compensation awarded to the CEO and approximately 76% of the value of total compensation awarded to the other NEOs who served for all of FY23 is composed of equity awards, including restricted stock units, performance-based restricted stock units and stock options.



Compensation Actually Paid and Net Income

The following graph shows the amount of compensation actually paid to Mr. Rahim compared to the average amount of compensation actually paid to our NEOs as a group (excluding Mr. Rahim) from 2020 through fiscal 2023. While we do not use net income specifically as a performance measure in the overall executive compensation program, it is strongly correlated with Non-GAAP EPS, which we use as a metric for performance-based equity awards, as described in more detail in the section "*Executive Compensation — Compensation Discussion and Analysis*".

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Compensation Actually Paid vs. Net Income

Compensation Actually Paid and Revenue

As shown by the following graph, the amount of compensation actually paid to Mr. Rahim and the average amount of compensation actually paid to our NEOs as a group (excluding Mr. Rahim) is generally aligned with our net revenue over the four years presented in the table. While we use numerous financial and non-financial performance measures to evaluate performance under our compensation programs, net revenue is the financial performance measure that, in our assessment, represents the most important performance measure (that is not otherwise required to be disclosed in the table) used to link compensation actually paid to our NEOs, for the most recently completed fiscal year, to Company performance. We use net revenue when setting goals in our short-term incentive compensation program, as well as for setting goals for the performance-based RSUs that are awarded to our NEOs, as described in more detail in the section "*Executive Compensation — Compensation Discussion and Analysis.*"



Compensation Actually Paid vs. Net Revenue

Cumulative TSR of the Company vs. Peer Group

In this *Pay vs. Performance* section, the Company's peer group is the Nasdaq Telecommunications Index, which we use for purposes of Item 201(e)(ii) of Regulation S-K. The performance graph below shows the cumulative total stockholder return over a four-year period assuming the investment of $100 on December 31, 2019, in each of Juniper Networks' common stock and the Nasdaq Telecommunications Index. Total stockholder return assumes reinvestment of all dividends.



Financial Performance Measures

The most important financial performance measures we used to link executive compensation to Company performance during FY23 were:

- Revenue
- Non-GAAP Earnings per Share
- Software Revenue
- Relative TSR (as compared to a peer group of companies established by the Compensation Committee)

Additional details about each of these financial measures and the role of the Company's performance in each of these measures in determining our executive compensation are discussed in greater detail in the "*Executive Compensation — Compensation Discussion and Analysis*" section of this proxy statement.

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Compensation Consultant Disclosure

During 2023, the Compensation Committee engaged Compensia as its advisor to provide analysis, advice and guidance on executive and non-employee director compensation. As the Compensation Committee's consultant, Compensia reported to the Compensation Committee, made recommendations directly to the Compensation Committee, attended all Compensation Committee meetings in person or by phone, and attended portions of the Compensation Committee's executive sessions without the involvement of management as required by the Compensation Committee and to support the Compensation Committee's independent decision-making.

In advising the Compensation Committee, it is necessary for the consultant advisor to interact with management to gather information and support the Compensation Committee in an effective manner, but the Compensation Committee has adopted protocols that require the approval of the Compensation Committee or its chairperson for such interactions. These protocols are included in Compensia's engagement letter. The Compensation Committee also determines the appropriate forum for receiving consultant recommendations. Where the Compensation Committee deems appropriate, management invitees are present to provide context for the recommendations. This approach helps enable the Compensation Committee to make independent decisions about executive compensation after taking into consideration both the compensation consultant's recommendations and management's perspectives.

The Compensation Committee's compensation consultant performed the following services related to executive and non-employee director compensation in 2023 at the request of the Compensation Committee:

- Assessed and recommended revisions to the composition of the Peer Group for collecting competitive pay data;
- Evaluated the competitive positioning of the Company's executive officers' base salaries, annual incentive and long-term incentive compensation relative to the Peer Group (used in our evaluation of 2023 pay actions);
- Advised on target award levels within the 2023 annual and long-term incentive programs for executive officers and senior management;
- Provided advice on the design and structure of the Company's 2023 and 2024 annual and long-term incentive plans, including performance metrics and weighting, performance scaling and the length of performance periods/vesting restrictions;
- Provided input into our Board's evaluation of our Chief Executive Officer;
- Advised the Compensation Committee in determining pay actions for our Chief Executive Officer in February 2023;
- Assessed the competitiveness of the Company's compensation practices for non-employee directors relative to compensation at the Peer Group;
- Provided advice on the Company's overall equity plan usage relative to the practices of the Peer Group;
- Provided input into the Company's policies related to compensation risk mitigation, including its claw-back policy and stock ownership guidelines;
- Reviewed and provided input on our Compensation Discussion and Analysis and compensation risk assessment process; and
- Provided regular, ongoing updates on regulatory and market developments related to executive and non-employee director pay.

In addition, Compensia was engaged by our Board to advise on certain employee retention programs in connection with the HPE Merger for which it received fees that did not exceed $120,000.

Independence Disclosure

The Compensation Committee considered Compensia's independence in light of the SEC rules and NYSE listing standards. At the Compensation Committee's request, Compensia provided information addressing the independence of the individual compensation advisor and consulting firm, including the following factors: (1) any other services provided by the consulting firm to the Company; (2) fees paid by the Company as a percentage of the consulting firm's total revenue; (3) policies and procedures adopted by the consulting firm to prevent conflicts of interest; (4) any business or personal relationships between the individual compensation advisor and a member of the Compensation Committee; (5) any Company stock owned by the individual compensation advisor; and (6) any business or personal relationships between our executive officers and the individual compensation advisor or consulting firm. The Compensation Committee assessed these factors and concluded that Compensia was independent under the SEC rules and NYSE listing standards.

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Equity Compensation Plan Information

The following table provides information as of December 31, 2023 about our common stock that may be issued under the Company's equity compensation plans, including option plans and employee stock purchase plans. The table does not include information with respect to shares subject to outstanding awards assumed by the Company in connection with acquisitions of the companies that originally granted those awards.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in (a)) (c)
Equity compensation plans approved by security holders[1]	17,334,358[2]	$4.71[3]	6,607,128[4]
Equity compensation plans not approved by security holders	—	—	—
Total[5]	17,334,358	$4.71	6,607,128

[1] Includes the 2015 Plan and the 2008 ESPP.

[2] Includes shares subject to any equity award that were outstanding as of December 31, 2023 that were issued under the 2015 Plan. The number of PSAs included assumes achievement at maximum. With respect to certain PSAs, the maximum number of shares issuable equals 200% of target. Excludes purchase rights granted under the 2008 ESPP.

[3] RSUs and PSAs, which do not have an exercise price, as well as purchase rights accruing under the 2008 ESPP, are excluded from the calculation of weighted-average exercise price.

[4] As of December 31, 2023, an aggregate of (i) 2,976,123 shares of common stock were available for issuance under the 2015 Plan and (ii) 3,361,005 shares of common stock were available for issuance under the 2008 ESPP, including 1,326,724 shares that were purchased during the purchase period under the 2008 ESPP commencing on August 1, 2023 and ending on January 31, 2024. No participant will be permitted to purchase during any twelve (12) month period more than 6,000 shares of our common stock under the 2008 ESPP.

[5] This table does not include equity awards that have been assumed by the Company in connection with the acquisition of other companies. As of December 31, 2023, the following assumed equity awards were outstanding: 352,210 shares issuable upon exercise of outstanding options, 3,021,616 shares subject to RSUs, and 2,284,120 shares subject to restricted stock awards. The weighted average exercise price of such outstanding options was $4.71 per share. No additional equity awards may be granted under any assumed arrangement.

Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The following table sets forth information, as of April 8, 2024 (except where another date is indicated), concerning:

- each person, or group of affiliated persons, known by us to beneficially own more than 5% of Juniper Networks' common stock;
- beneficial ownership by Juniper Networks directors and director nominees and the NEOs included in the "*Summary Compensation Table*" contained in this proxy statement; and
- beneficial ownership by all current Juniper Networks directors and current Juniper Networks executive officers as a group.

The information provided in the table is based on Juniper Networks' records, information filed with the SEC and information provided to Juniper Networks, except where otherwise noted.

The number of shares beneficially owned by each entity, person, director, or executive officer is determined under SEC rules, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares that the individual has sole or shared voting power or investment power and also any shares that the individual has the right to acquire as of June 7, 2024 (60 days after April 8, 2024) through the exercise of any stock option or other right. Unless otherwise indicated, to our knowledge each person has sole voting and investment power (or shares such powers with such person's spouse) with respect to the shares set forth in the following table. In addition, unless otherwise indicated, all persons named below can be reached at Juniper Networks, Inc., 1133 Innovation Way, Sunnyvale, California 94089.

Beneficial Ownership Table

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership[1]	Percent of Class[1]
The Vanguard Group 100 Vanguard Blvd., Malvern, PA 19355	41,126,775[2]	12.66%
BlackRock, Inc. 55 East 52nd Street, New York, NY 10055	34,956,435[3]	10.76%
Dodge & Cox 555 California Street, 40th Floor, San Francisco, CA 94014	34,469,105[4]	10.61%
State Street Corporation 1 Congress Street, Suite 1, Boston, MA 02114	16,225,114[5]	4.99%
Anne DelSanto	33,325[6]	*
Kevin DeNuccio	21,550[6]	*
James Dolce	31,995[6]	*
Steven Fernandez	14,789[6]	*
Christine Gorjanc	44,125[6]	*
Janet Haugen	44,125[6]	*
Christopher Kaddaras	76,207	*
Scott Kriens	2,270,502[7]	*
Manoj Leelanivas	61,640	*
Rahul Merchant	81,495[8]	*
Kenneth Miller	265,263[9]	*
Robert Mobassaly	40,940	*
Rami Rahim	1,003,429[10]	*
William Stensrud	117,519[11]	*
All Current Directors and Executive Officers as a Group (15 persons)	4,151,227[12]	1.28%

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* Represents holdings of less than one percent.

(1) The percentages are calculated using 324,885,645 outstanding shares of the Company's common stock on April 8, 2024, as adjusted pursuant to Rule 13d-3(d)(1)(i). Pursuant to Rule 13d-3(d)(1) of the Exchange Act, shares beneficially owned by a person or group includes shares of common stock that such person or group has the right to acquire within 60 days after April 8, 2024, which includes, but is not limited to, shares subject to RSUs or performance share awards that will vest within 60 days of April 8, 2024.

(2) Based on information reported, as of December 31, 2023, on Schedule 13G/A filed with the SEC on February 13, 2024 by The Vanguard Group and certain of its subsidiaries (collectively, "Vanguard"). According to its Schedule 13G/A, Vanguard reported having the sole power to vote or direct the vote over 0 shares, the shared power to vote or direct the vote over 339,796 shares, the sole power to dispose of or to direct the disposition of 39,717,010 shares and the shared power to dispose or to direct the disposition of 1,409,765 shares.

(3) Based on information reported, as of December 31, 2023, on Schedule 13G/A filed with the SEC on January 23, 2024 by BlackRock, Inc. and certain of its subsidiaries (collectively, "BlackRock"). According to its Schedule 13G/A, BlackRock reported having the sole power to vote or direct the vote over 31,985,154 shares and dispositive power over 34,956,435 shares of Juniper common stock and the shared power to dispose or to direct the disposition of 0 shares of Juniper common stock.

(4) Based on information reported, as of December 31, 2023, on Schedule 13G/A filed with the SEC on February 13, 2024 by Dodge & Cox ("D&C"). According to its Schedule 13G/A, D&C reported having the sole power to vote or direct the vote over 32,748,893 shares and dispositive power over all shares beneficially owned.

(5) Based on information reported, as of December 31, 2023, on Schedule 13G filed with the SEC on January 29, 2024, by State Street Corporation and certain of its subsidiaries (collectively, "State Street"). According to its schedule According to its Schedule 13G, State Street reported having the sole power to vote or direct the vote over 0 shares of Juniper common stock, the shared power to vote or direct the vote over 9,360,981 shares of Juniper common stock, the sole power to dispose of or to direct the disposition of 0 shares of Juniper common stock and the shared power to dispose or to direct the disposition of 16,171,321 shares of Juniper common stock.

(6) Includes 7,682 RSUs that are scheduled to vest within 60 days of April 8, 2024.

(7) Includes 125,275 shares held in trust of which Mr. Kriens is the sole trustee, 97,545 shares held in trust of which Mr. Kriens' spouse is the trustee, 1,860,000 shares held by the 2020 Kriens Charitable Remainder Unitrust, of which Mr. Kriens and his spouse are the trustees, 180,000 shares held by KDI Trust LP, and 7,682 RSUs that are scheduled to vest within 60 days of April 8, 2024.

(8) Includes 6,256 shares held in trust of which Mr. Merchant's wife is the sole trustee, 6,255 shares held in trust of which Mr. Merchant is the sole trustee, and 7,682 RSUs that are scheduled to vest within 60 days of April 8, 2024.

(9) Includes 180,828 shares held by The Miller 2002 Revocable Trust, of which Mr. Miller is the trustee.

(10) Includes 1,003,429 shares held by the Rahim Family Trust, of which Mr. Rahim and his spouse are the trustees.

(11) Includes 102,730 shares held in a trust of which Mr. Stensrud is the trustee, and 7,682 RSUs that are scheduled to vest within 60 days of April 8, 2024.

(12) Includes 69,138 RSUs that are scheduled to vest within 60 days of April 8, 2024.

Executive Officer and Director Stock Ownership Guidelines

The Company has adopted stock ownership guidelines to further align the interests of the NEOs, certain former NEOs, and non-employee directors with the interests of our stockholders and to promote the Company's commitment to sound corporate governance.

The ownership guidelines applicable to NEOs are determined as a multiple of the officer's base salary. The Company's Chief Executive Officer is required to hold shares of Juniper Networks common stock with a value equal to at least six (6) times their annual base salary. The other NEOs are required to hold shares of Juniper Networks common stock with a value equal to three (3) times their annual base salary. The base salary guideline for each person will be re-calculated annually, and will be based on applicable base salary in effect on December 31 of each year. NEOs are required to achieve the applicable level of ownership within five (5) years from the date the stock ownership guidelines become applicable to such individual. Each NEO is further required to retain at least 50% of the net shares (i.e., after taking into account any shares the Company sold or withheld to satisfy such NEO's tax withholding obligations) acquired from the Company until the minimum ownership requirement is achieved.

Once a person has been designated as an NEO, the person will be subject to these guidelines until no longer an officer or director of the Company, or until not identified as an NEO in the Company's annual proxy statement for three consecutive years.

The Company's Chief Executive Officer is also required to hold an amount equal to 100% of the net shares (i.e., after taking into account any shares the Company sold or withheld to satisfy the Chief Executive Officer's tax withholding obligations) acquired from the Company with respect to all equity awards granted to him or her for at least 12 months after the vesting of such equity awards.

Outside directors are required to hold shares of Juniper Networks common stock with a value equal to five (5) times the amount of the annual cash retainer paid to outside directors for service on the Board (excluding additional committee retainers, if any). This ownership guideline was initially calculated using the annual cash retainer for service as a director (but not including additional retainers associated with committee or Chair service) as of the date the person first became subject to these guidelines as an outside director. The ownership guidelines are initially based on the applicable annual cash retainer for service as a director as of December 31, 2023, and are re-calculated annually thereafter based on the applicable annual cash retainer in effect on December 31 of each year. Outside directors are required to achieve the applicable level of ownership within five (5) years from the date the person first became a non-employee member of the Board.

Shares of our common stock that count toward the satisfaction of the ownership guidelines include shares owned outright by the NEO or director or his or her immediate family members residing in the same household and shares held in trust for the benefit of the NEO or director or his or her family. The value of a share is measured on December 31 of each year as the greater of (i) the average closing price over the 12 months preceding the date of calculation or (ii) the purchase price actually paid by the person for such share of Company common stock.

As of the record date, all individuals subject to the stock ownership guidelines were in compliance with the requirements in the guidelines. A complete copy of the Company's stock ownership guidelines is available at the Investor Relations Center on our website at https://investor.juniper.net/investor-relations/corporate-governance/default.aspx.

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Certain Relationships and Related Transactions

Our Board has adopted a written policy, which we refer to as our Related Person Transaction Policy, for the review of any transaction, arrangement, or relationship in which the Company or any of our subsidiaries was, is or will be a participant, the aggregate amount involved will or may be expected to exceed $120,000 in any fiscal year, and any one of our executive officers, directors, director nominees or 5% stockholders (or their immediate family members or certain related entities), each of whom we refer to as a "related person," has or will have a direct or indirect material interest.

Anyone seeking approval of a potential related person transaction must provide notice to our General Counsel of the facts and circumstances involved. If our General Counsel determines that the proposed transaction is or could reasonably be a related person transaction, such transaction will be submitted to our Audit Committee. Our Audit Committee will review and approve or disapprove all related person transactions and will consider all material factors it deems applicable or appropriate in making a determination. Any member of the Audit Committee who has an interest in, or has an immediate family member with an interest in a transaction under discussion must abstain from voting on the approval of the related person transaction, and if the majority of the Audit Committee must abstain from voting, the related person transaction must be approved by the N&CG Committee. No related person transaction will be approved unless it is, overall, in or not inconsistent with the best interests of the Company and its stockholders.

Notwithstanding the foregoing, transactions specifically excluded by the instructions to Item 404(a) of Regulation S-K, the SEC's related person transaction disclosure rule, as such rule may be amended from time to time, are not deemed related person transactions under our Related Person Transaction Policy (although they may require approval under other policies we have in effect, including our Worldwide Code of Business Conduct and Ethics).

During fiscal 2023, the Company received approximately $0.2 million in revenue from sales of its products and services to the Vanguard Group, a beneficial owner of more than 5% of the Company's common stock. The sales were made in the ordinary course of business.

To our knowledge, other than as set forth above, since the beginning of fiscal 2023, Juniper Networks has not been a participant in a transaction in which any related person of Juniper Networks had or will have a direct or indirect material interest, as contemplated by Item 404(a) of Regulation S-K.

General Information

Questions and Answers about the Proxy Materials and the Annual Meeting

Why am I receiving these materials?

The Board of Juniper Networks has made these materials available to you on the Internet or, upon your request, has delivered these materials electronically by email or printed versions of these materials to you by mail, in connection with the Board's solicitation of proxies for use at our 2024 annual meeting of stockholders, which will be held on June 4, 2024. As a Juniper Networks stockholder as of April 8, 2024 (the "Record Date"), you are invited to attend the annual meeting and are entitled and requested to vote on the items of business described in this proxy statement.

What is included in these materials?

These materials include (i) our proxy statement for the annual meeting and (ii) our Annual Report on Form 10-K for fiscal 2023, which includes our audited consolidated financial statements. If you requested printed versions of these materials by mail, these materials also include the proxy card or voting instruction card for the annual meeting.

Why did I receive a one-page notice in the mail regarding the Internet availability of proxy materials instead of a full set of proxy materials?

Pursuant to rules adopted by the SEC, we have elected to provide access to our proxy materials over the Internet. Accordingly, on or about April 23, 2024, we are sending a Notice of Internet Availability of Proxy Materials, which we refer to as the Notice, to our stockholders of record and beneficial owners as of the Record Date. All stockholders will have the ability to access the proxy materials on the website referred to in the Notice (www.proxyvote.com). You may also request to receive a set of the proxy materials by mail or electronically by email. Instructions on how to access the proxy materials over the Internet or to request a printed copy may be found in the Notice.

How can I get electronic access to the proxy materials?

The Notice will provide you with instructions regarding how to:

- View our proxy materials for the annual meeting on the Internet; and
- Instruct us to send future proxy materials to you electronically by email or in paper copy by mail.

Choosing to access our proxy materials on the Internet or to receive future proxy materials by email will save us the cost of printing and mailing documents to you and will reduce the impact of our annual meetings on the environment. If you choose to receive future proxy materials by email, you will receive an email next year with instructions containing a link to those materials and a link to the proxy voting site. Your election to receive proxy materials by email will remain in effect until you terminate it.

How may I obtain Juniper Networks' Annual Report on Form 10-K?

Stockholders may request a free copy of our Annual Report on Form 10-K for fiscal 2023 with a written request to our principal executive offices at Juniper Networks, Inc., Attn: Investor Relations, 1133 Innovation Way, Sunnyvale, CA 94089 or at investor-relations@juniper.net. We will also furnish any exhibit to the Annual Report on Form 10-K for fiscal 2023 if specifically requested in writing. A copy of our Annual Report on Form 10-K for fiscal 2023 is also available with our proxy materials at www.proxyvote.com. In addition, you can access a copy on the website of the SEC at www.sec.gov or at our website at https://investor.juniper.net/investor-relations/.

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How may I obtain a separate set of proxy materials?

As a result of Juniper Networks' adoption of "householding," if you share an address with another stockholder, you may receive only one Notice (or other stockholder communications, including our proxy materials) unless you have provided contrary instructions. Juniper Networks will deliver promptly upon written or oral request a separate Notice (or other stockholder communications, including our proxy materials), now or in the future, to any stockholder at a shared address to which a single copy of these documents was delivered. To request a separate copy, contact Juniper Networks' Investor Relations Department at Juniper Networks, Inc., Attn: Investor Relations, 1133 Innovation Way, Sunnyvale, CA 94089 or at investor-relations@juniper.net.

If you share an address with another stockholder and have received multiple copies of the Notice (or other stockholder communications, including our proxy materials), you may write to or call us at the above address and phone number to request delivery of a single copy of these documents.

What is the date, time, and format of the 2024 annual meeting?

We will hold the 2024 annual meeting of stockholders on June 4, 2024 at 9:00 a.m. Pacific Time, virtually via the internet at www.virtualshareholdermeeting.com/JNPR2024. Online check-in will be available beginning at 8:45 a.m. Pacific Time. Please allow ample time for the online check-in procedures. The platform for the virtual annual meeting includes functionality that affords validated stockholders the same meeting participation rights and opportunities they would have at an in-person meeting. Instructions to access and log-in to the virtual annual meeting are provided below, and once admitted, stockholders may view reference materials such as our list of stockholders as of the Record Date, submit questions and vote their shares by following the instructions that will be available on the meeting website.

How do I attend the 2024 annual meeting?

In order to access and attend the virtual annual meeting, you will be asked to provide your 16-digit control number. Instructions on how to attend and participate via the internet are posted at www.virtualshareholdermeeting.com/JNPR2024. Information contained on this website is not incorporated by reference into this proxy statement or any other report we file with the SEC. The virtual meeting platform is widely supported across most browsers and devices running the most updated version of applicable software and plugins. Participants should, however, allow sufficient time prior to the start of the meeting to log-in and ensure that they can hear streaming audio prior to the start of the meeting. If any log-in difficulties are encountered, please call the technical support number on the log-in page.

Will the 2024 annual meeting be webcast?

Yes. You may attend the annual meeting virtually at www.virtualshareholdermeeting.com/JNPR2024 where you will be able to vote electronically and submit questions during the meeting.

How do I submit a question at the 2024 annual meeting?

You may submit a question during the meeting via our virtual stockholder meeting website, www.virtualshareholdermeeting.com/JNPR2024. If your question is properly submitted during the relevant portion of the meeting agenda, we will respond to your question during the live webcast.

What if there are technical difficulties during the 2024 annual meeting?

If we experience technical difficulties during the meeting (e.g., a temporary or prolonged power outage), our Chair will determine whether the meeting can be promptly reconvened (if the technical difficulty is temporary) or whether the meeting will need to be reconvened on a later day (if the technical difficulty is more prolonged). In any situation, we will promptly notify stockholders of the decision via www.virtualshareholdermeeting.com/JNPR2024.

How may I access an electronic list of stockholders of record entitled to vote at the 2024 annual meeting of stockholders?

We will make available an electronic list of stockholders of record as of the Record Date for inspection by stockholders from May 25, 2024 through June 3, 2024. To access the electronic list during these dates, please send your request, along with proof of ownership, by email to investor-relations@juniper.net. You will receive confirmation of your request and instructions on how to view the electronic list.

What items of business will be voted on at the 2024 annual meeting and how does the Board recommend that I vote?

		Vote Required	Board Recommendation
Proposal 1	To elect ten directors to hold office until the next annual meeting of stockholders and until their respective successors have been elected and qualified.	Number of votes cast "FOR" exceeds number of votes cast "AGAINST" for each director	✓ **FOR** each nominee
Proposal 2	To ratify the appointment of Ernst & Young LLP as Juniper Networks, Inc.'s independent registered public accounting firm for the fiscal year ending December 31, 2024.	Majority of the total votes cast by holders of shares present through the virtual meeting or represented by proxy	✓ **FOR**
Proposal 3	To hold a non-binding advisory vote regarding executive compensation.	Majority of the total votes cast by holders of shares present through the virtual meeting or represented by proxy	✓ **FOR**
Proposal 4	To approve the amendment and restatement of the Juniper Networks, Inc. 2015 Equity Incentive Plan to, among other things, increase the number of shares of common stock reserved for issuance thereunder by 7,000,000 and eliminate the term of the plan.	Majority of the total votes cast by holders of shares present through the virtual meeting or represented by proxy	✓ **FOR**
Proposal 5	To approve the amendment and restatement of the Juniper Networks, Inc. 2008 Employee Stock Purchase Plan to, among other things, increase the number of shares of common stock reserved for issuance thereunder by 3,000,000 and eliminate the term of the plan.	Majority of the total votes cast by holders of shares present through the virtual meeting or represented by proxy	✓ **FOR**

We will also consider any other matters that may properly be brought before the 2024 annual meeting of stockholders (and any postponements or adjournments thereof).

How does the pending acquisition by HPE impact the annual meeting?

The annual meeting does not relate to the HPE Merger, which was approved at a special meeting of stockholders held on April 2, 2024. Until the HPE Merger is completed, Juniper will continue to function as an independent public company and therefore we are filing this proxy statement and proxy notice in the ordinary course.

What shares can I vote?

Each share of common stock issued and outstanding as of the close of business on April 8, 2024, the Record Date, is entitled to vote on all items being voted upon at the annual meeting. You may vote all shares owned by you as of the Record Date, including (i) shares held directly in your name as the stockholder of record and (ii) shares held for you as the beneficial owner (i.e., in street name) through a broker, trustee or other nominee such as a bank. More information on how to vote these shares is contained in this proxy statement. On the Record Date, we had approximately 324,885,645 shares of common stock issued and outstanding. Each share of our common stock entitles you to one vote on each matter voted on at the annual meeting.

What is the difference between holding shares as a stockholder of record and as a beneficial owner?

Most Juniper Networks stockholders hold their shares through a broker or other nominee rather than directly in their own name. As summarized below, there are some distinctions between shares held of record and those owned beneficially, which may affect how you can vote your shares.

Stockholder of Record — If your shares are registered directly in your name with Juniper Networks' transfer agent, EQ Shareowner Services, you are considered the stockholder of record with respect to those shares, and the Notice or proxy statement was sent directly to you by Juniper Networks. As the stockholder of record, you have the right to grant your voting proxy directly to Juniper Networks as described in the Notice and this proxy statement or to vote directly at the annual meeting.

Beneficial Owner — If your shares are held in a brokerage account, by a trustee or by another nominee, you are considered the beneficial owner of shares held in street name, and the Notice or proxy statement was forwarded to you by your broker or nominee. As the beneficial owner of shares held in street name, you have the right to direct your broker, trustee, or nominee on how to vote the shares held in your account and are also invited to attend the annual meeting. Please see *"How do I attend the 2024 annual meeting?"* and *"How can I vote my shares at the 2024 annual meeting?"* for details on how you can virtually attend the annual meeting as a beneficial owner.

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Since a beneficial owner is not the stockholder of record, your broker, trustee or nominee has provided voting instructions or a voting instruction card to you to use in directing the broker, trustee or nominee on how to vote your shares. If you do not provide your broker, trustee, or nominee with instructions on how to vote your shares, such broker, trustee, or nominee will be able to vote your shares only with respect to the proposal related to the ratification of the appointment of Ernst & Young LLP as our independent auditor for 2024.

How can I vote my shares at the 2024 annual meeting?

You may directly vote shares held in your name as the stockholder of record at the annual meeting. You may directly vote shares held beneficially in street name at the annual meeting only if you obtain a legal proxy and control number from the broker, trustee, or nominee that holds your shares giving you the right to vote the shares. Even if you plan to attend the annual meeting, you should also submit your proxy or voting instructions as described below so that your vote will be counted if you later decide not to attend the meeting.

How can I vote my shares without attending the 2024 annual meeting?

Whether you hold shares directly as the stockholder of record or beneficially in street name, you may direct how your shares are voted without attending the meeting. If you are a stockholder of record, you may vote by submitting a proxy by any of the methods specified below. If you hold shares beneficially in street name, you may vote by submitting voting instructions to your broker, trustee or nominee. For directions on how to vote, please refer to the instructions in the Notice or proxy card or, for shares held beneficially in street name, the voting instructions provided by your broker, trustee, or nominee.

By Internet — Stockholders of record with Internet access may submit proxies by following the "Vote by Internet" instructions on their proxy cards or the Notice and by following the voting instructions on the website. If you hold your shares in street name, please check the Notice or the voting instruction card provided by your broker, trustee, or nominee for Internet voting availability and instructions.

By Telephone — Stockholders of record who live in the United States or Canada may submit proxies by following the "Vote by Phone" instructions on their proxy cards or by following the voting instructions provided by email or over the Internet. If you hold your shares in street name, please check the voting instructions provided by your broker, trustee, or nominee for telephone voting availability and instructions.

By Mail — Stockholders of record who receive proxy materials by mail may submit proxies by completing, signing and dating their proxy cards and mailing them in the accompanying pre-addressed envelopes. Stockholders who hold shares beneficially in street name and who receive voting materials by mail from their brokers, trustees, or nominees may vote by mail by completing, signing, and dating the voting instruction cards provided and mailing them in the accompanying pre-addressed envelopes.

Can I change my vote or otherwise revoke my proxy?

You may change your vote at any time prior to the vote at the annual meeting. If you are the stockholder of record, you may change your vote by granting a new proxy by telephone, over the Internet or by submitting a properly signed proxy card bearing a later date (which automatically revokes the earlier proxy). You may also revoke your proxy by providing a written notice of revocation to Juniper Networks' Corporate Secretary at Juniper Networks, Inc., ATTN: Corporate Secretary, 1133 Innovation Way, Sunnyvale, California 94089 prior to your shares being voted, or by voting at the annual meeting. Attendance at the annual meeting without any other action will not cause your previously granted proxy to be revoked. For shares you hold beneficially in street name, you may change your vote by submitting new voting instructions to your broker, trustee or nominee, or, if you have obtained a legal proxy from your broker or nominee giving you the right to vote your shares, by voting at the annual meeting.

How many shares must be present or represented to conduct business at the annual meeting?

In order for business to be conducted at the annual meeting, a quorum must be present. The presence in person or by proxy of the holders of a majority of shares of common stock issued and outstanding and entitled to vote as of the Record Date will constitute a quorum at the annual meeting. Both abstentions and broker non-votes will be counted for the purpose of determining the presence of a quorum.

Will my shares be voted if I do not vote as described in the Notice?

Stockholder of Record — If you do not submit a proxy or vote at the annual meeting, your shares will not be voted. If you indicate that you wish to vote as recommended by our Board or if you sign, date and return a proxy card but do not give specific voting instructions, then the proxy holders will vote your shares in the manner recommended by our Board on all matters presented in this proxy statement (e.g., "FOR" for Proposal No. 1 (each director), No. 2, No. 3, No. 4 and No. 5) and in their discretion regarding any other matters properly presented for a vote at our 2024 annual meeting of stockholders. As of the date of this proxy statement, we did not know of any proposals or matters to be raised at the 2024 annual meeting of stockholders other than those presented in this proxy statement.

Beneficial Owner — If your shares are held in street name, your broker may, under certain circumstances, vote your shares. Certain brokerage firms have authority to vote clients' unvoted shares on certain "routine" matters. If you do not give voting instructions to your broker, your broker may either (1) vote your shares on "routine" matters or (2) leave your shares unvoted. The proposal related to the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2024 is considered a "routine" matter. None of the other proposals are considered "routine" matters, and therefore your broker will not be able to vote on these proposals without your instructions.

If you provide specific instructions with regard to certain items, your shares will be voted as you instruct on such items. If you sign your proxy card without giving specific instructions, your shares will be voted in accordance with the recommendations of the Board, and in the discretion of the proxy holders as to any other matters that may properly come before the annual meeting.

What are broker non-votes?

Broker non-voting occurs when your broker has not received specific voting instructions from you with respect to shares held in street name and the broker does not have discretionary voting authority with respect to a proposal. Broker non-votes are counted as present for purposes of determining the presence or absence of a quorum for the transaction of business. However, broker non-votes are not counted for purposes of all proposals and therefore have no effect on the outcome of these proposals, assuming that quorum is obtained. Your broker will not be able to vote your shares with respect to any of the matters presented at the meeting, other than the ratification of the appointment of Ernst & Young LLP as our independent auditor for 2024, unless you give your broker specific voting instructions.

What is the impact of an abstention vote?

Abstentions (shares present at the meeting and voted "abstain") are counted for purposes of determining whether a quorum is present and have no effect on the outcome of the matters voted upon.

What happens if additional matters are presented at the 2024 annual meeting?

Other than the five items of business described in this proxy statement, as of the date of this proxy statement we are not aware of any other business to be acted upon at the annual meeting. If you grant a proxy, the persons named as proxy holders, Kenneth Miller and Robert Mobassaly, will have the discretion to vote your shares on any additional matters properly presented for a vote at the annual meeting. If for any unforeseen reason any of our director nominees is not available as a candidate for director, the persons named as proxy holders will vote your proxy for such other candidate or candidates as may be nominated by the Board.

Who will bear the cost of soliciting votes for the 2024 annual meeting?

Juniper Networks is making this solicitation and will pay the entire cost of preparing, assembling, printing, mailing and distributing these materials and soliciting votes. If you access the proxy materials and/or vote over the Internet, you are responsible for Internet access charges you may incur. If you choose to vote by telephone, you are responsible for telephone charges you may incur. In addition to the mailing of these materials, the solicitation of proxies or votes may be made in person, by telephone or by electronic communication by our directors, officers, and employees, who will not receive any additional compensation for such solicitation activities. We also have hired Innisfree M&A Incorporated to assist us in the distribution of proxy materials and the solicitation of votes described above. We will pay Innisfree M&A Incorporated a fee of $25,000, plus incidentals and expenses. Upon request, we will also reimburse brokerage houses and other custodians, nominees and fiduciaries for forwarding proxy and solicitation materials to stockholders.

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Where can I find the voting results of the 2024 annual meeting?

We intend to announce voting results from the annual meeting in a current report on Form 8-K within the time period prescribed by SEC rules.

What is the deadline to propose actions for consideration or to nominate individuals to serve as directors at the 2024 annual meeting?

Although the deadline for submitting proposals or director nominations for consideration at the 2024 annual meeting of stockholders has passed, you may submit proposals and director nominations for consideration at future stockholder meetings. For further information, see the section entitled "*Stockholder Proposals and Nominations*" below.

Stockholder Proposals and Nominations

Because of the HPE Merger discussed above, which was approved at a special meeting of our stockholders held on April 2, 2024, it is not certain that Juniper will hold an annual stockholder meeting in 2025. However, if Juniper does hold a 2025 annual meeting, stockholders may submit proposals and director nominations for consideration at the 2025 annual meeting pursuant to the following procedures.

Requirements for stockholder proposals to be considered for inclusion in the Company's proxy materials. For a stockholder proposal to be considered for inclusion in Juniper Networks' proxy statement for the 2025 annual meeting of stockholders, the written proposal must be received by the Corporate Secretary of Juniper Networks at our principal executive offices no later than December 24, 2024. If the date of the 2025 annual meeting of stockholders is moved more than 30 days before or after the anniversary date of the 2024 annual meeting, the deadline for inclusion of proposals in Juniper Networks' proxy statement for the 2025 annual meeting of stockholders will be a reasonable time before Juniper Networks begins to print and mail its proxy materials for the 2025 annual meeting of stockholders. All such proposals also will need to comply with SEC regulations under Rule 14a-8 of the Exchange Act, which lists the requirements regarding the inclusion of stockholder proposals in company-sponsored proxy materials.

Proxy Access. Any stockholder (or group of up to 20 stockholders) meeting the Company's continuous ownership requirements of three percent (3%) or more of our common stock for at least three years prior to such nomination who wishes to nominate a candidate or candidates for election in connection with our 2025 annual meeting and require the Company to include such nominee(s) in the proxy statement and form of proxy, must submit a notice to the Corporate Secretary at the principal executive offices of the Company no earlier than the close of business on November 24, 2024 and no later than the close of business on December 24, 2024 (i.e., no earlier than the close of business on the 150th day and no later than the close of business on the 120th day before the one-year anniversary of the date on which the Company first mailed its proxy materials or a notice of availability of proxy materials (whichever is earlier) for the Company's 2024 annual meeting of stockholders). If the date of the 2025 annual meeting is advanced by more than 30 days prior to or delayed by more than 60 days after the one-year anniversary of 2024 annual meeting, then, for the notice to be timely delivered, it must be received by the secretary not earlier than the close of business on the 120th day prior to the 2025 annual meeting and not later than the close of business on the later of (i) the 90th day prior to the 2025 annual meeting or (ii) the 10th day following the day on which public announcement of the 2025 annual meeting is first made by Juniper Networks.

Requirements for other stockholder proposals and director nominations. Notice of any proposal that a stockholder intends to present at the 2025 annual meeting of stockholders, but does not intend to have included in the Company's proxy statement and form of proxy relating to the 2025 annual meeting of stockholders, as well as any director nominations, must be timely delivered to the Corporate Secretary in accordance with the bylaws of the Company, which require that the proper notice be received by the Corporate Secretary not more than the close of business on the 75th day and not less than the close of business on the 45th day prior to the one year anniversary of the date Juniper Networks first mailed its proxy materials or a notice of availability of proxy materials (whichever is earlier) to stockholders in connection with the Company's 2024 annual meeting of stockholders. In addition, to be in proper form, a stockholder's notice to the Corporate Secretary must set forth the information required by the Company's bylaws.

For the 2025 annual meeting of stockholders, the notice must be received no earlier than the close of business on February 7, 2025 and no later than the close of business on March 9, 2025. However, if the date of the 2025 annual meeting is advanced more than 30 days before or delayed by more than 60 days after the anniversary date of this year's annual meeting, then for notice to be timely, the notice must be received by the Corporate Secretary not earlier than the close of business on the 120th day prior to the 2025 annual meeting and not later than the close of business on the later of the 90th day prior to the 2025 annual meeting or the 10th day following the day on which public announcement of the date of the 2025 annual meeting is first made by Juniper Networks. In no event will the adjournment or postponement of an annual meeting of stockholders or the public announcement thereof commence a new time period for the giving of a stockholder's notice as provided above. In addition, stockholders who intend to solicit proxies in support of director nominees other than the Company's nominees must comply with the additional requirements of Rule 14a-19 under the Exchange Act.

Recommendation of Director Candidates. The N&CG Committee will consider recommendations of director candidates from Qualifying Stockholders. A "Qualifying Stockholder" is a stockholder that has owned for a period of one year prior to the date of the submission of the recommendation through the time of submission of the recommendation at least 1% of the total common stock of the Company outstanding as of the last day of the calendar month preceding the submission. A Qualifying Stockholder that desires to recommend a candidate for election to the Board must direct the recommendation in writing to the Corporate Secretary, and must include the candidate's name, home and business contact information, detailed biographical data and qualifications, information regarding any relationships between the candidate and the Company within the last three years, written evidence that the candidate is willing to serve as a director of the Company if nominated and elected, a written acknowledgement as to the fiduciary duties owed by directors of the Company to the Company and its stockholders, evidence of the nominating person's ownership of Company common stock and a description of the relationship between the nominating person and the candidate.

Corporate Secretary. Stockholder proposals and director nominations must be delivered to the Corporate Secretary via mail to Juniper Networks, Inc., ATTN: Corporate Secretary, 1133 Innovation Way, Sunnyvale, CA 94089.

Availability of Bylaws. A copy of our amended and restated bylaws may be obtained by accessing our public filings on the SEC's website at www.sec.gov. You may also contact the Corporate Secretary at our principal executive offices for a copy of the relevant bylaw provisions regarding the requirements for making stockholder proposals and nominating director candidates.

Forward-Looking Statements

This proxy statement contains forward-looking statements within the meaning of Section 27A of the Securities Act, as amended, and Section 21E of the Exchange Act. Words such as "may," "will," "should," "could," "likely," "anticipates," "expects," "intends," "plans," "projects," "believes," "estimates," "seeks," and similar expressions are used to identify these forward-looking statements. Statements that refer to or are based on projections, forecasts, uncertain events or assumptions also identify forward-looking statements, including, among other things, statements regarding our business strategies and financial results, industry trends, expected or future equity usage, burn rate or shares outstanding, expected use and enforcement of our compensation decisions, anticipated future stockholder engagement efforts, our environmental, social and governance activities, impacts, goals, and performance, and the HPE Merger and related matters.

These statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied. For a more detailed discussion of these factors, see the information under "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for fiscal 2023 and subsequent Quarterly Reports on Form 10-Q. While forward-looking statements are based on reasonable expectations of our management at the time that they are made, you should not rely on them. Our forward-looking statements speak only as of the date of this proxy statement or as of the date they are made, and we undertake no obligation to revise or update them, unless required by securities law, whether as a result of new information, future events or otherwise.

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Annex A

JUNIPER NETWORKS, INC.
2015 EQUITY INCENTIVE PLAN
As amended and restated as of   , 2024

1. <u>Purposes of the Plan</u>. The Plan is intended to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to Service Providers and to promote the success of the Company's business

The Plan permits the grant of Options, Restricted Stock, Restricted Stock Units, Stock Appreciation Rights, Performance Shares, Performance Units, Deferred Stock Units and Dividend Equivalents. The Plan also provides for the automatic, non-discretionary grant of certain Awards to Outside Directors as further specified herein.

2. <u>Definitions</u>. As used herein, the following definitions shall apply:

(a) "<u>Administrator</u>" means the Board or any of its Committees as shall be administering the Plan, in accordance with Section 4 of the Plan.

(b) "<u>Applicable Laws</u>" means the requirements relating to the administration of equity incentive plans, the grant of Awards and the related issuance of Shares under U.S. state corporate laws, U.S. federal and state securities laws, the Code, any stock exchange or quotation system on which the Common Stock is listed or quoted and under the laws, rules and regulations of any foreign country or jurisdiction where Awards are, or will be, granted under the Plan or where Participants may reside and/or work, as such requirements shall be in place from time to time.

(c) "<u>Award</u>" means, individually or collectively, a grant under the Plan of Options, Restricted Stock, Restricted Stock Units, Stock Appreciation Rights, Performance Shares, Performance Units, Deferred Stock Units or Dividend Equivalents.

(d) "<u>Award Agreement</u>" means the written or electronic agreement, in such form as the Administrator prescribes from time to time, setting forth the terms and provisions applicable to each Award granted under the Plan. The Award Agreement is subject to the terms and conditions of the Plan.

(e) "<u>Board</u>" means the Board of Directors of the Company.

(f) "<u>Change in Control</u>" means the occurrence of any of the following events:

(i) A change in the ownership of the Company which occurs on the date that any one person, or more than one person acting as a group ("<u>Person</u>"), acquires ownership of the stock of the Company that, together with the stock held by such Person, constitutes more than fifty percent (50%) of the total voting power of the stock of the Company; provided, however, that for purposes of this subsection, the acquisition of additional stock by any Person, who is considered to own more than fifty percent (50%) of the total voting power of the stock of the Company will not be considered a Change in Control; or

(ii) A change in the effective control of the Company which occurs on the date that a majority of members of the Board is replaced during any twelve (12) month period by Directors whose appointment or election is not endorsed by a majority of the members of the Board prior to the date of the appointment or election; or

(iii) A change in the ownership of a substantial portion of the Company's assets which occurs on the date that any Person acquires (or has acquired during the twelve (12) month period ending on the date of the most recent acquisition by such person or persons) assets from the Company that have a total gross fair market value equal to or more than fifty percent (50%) of the total gross fair market value of all of the assets of the Company immediately prior to such acquisition or acquisitions; provided, however, that for purposes of this subsection (iii), the following will not constitute a change in the ownership of a substantial portion of the Company's assets: (A) a transfer to an entity that is controlled by the Company's stockholders immediately after the transfer (provided that such entity is controlled in substantially the same proportions by the Company's stockholders who held the Company's securities immediately before such transfer), or (B) a transfer of assets by the Company to: (1) a stockholder of the Company (immediately before the asset transfer) in exchange for the Company's stock (provided that the value of the Company's stock exchanged for such assets shall be substantially equal to or greater than the value of such assets, as determined by the Board), (2) an entity, fifty percent (50%) or more of the total value or voting power of which is owned, directly or indirectly, by the Company, (3) a Person, that owns, directly or indirectly, fifty percent (50%) or more of the total value or voting power of all the outstanding stock of the Company, or (4) an entity, at least fifty percent (50%) of the total value or voting power of which is owned, directly or indirectly, by a Person described in this subsection (iii)(B)(3). For purposes of this subsection (iii), gross fair market value means the value of the assets of the Company, or the value of the assets being disposed of, determined without regard to any liabilities associated with such assets.

For purposes of this definition, persons will be considered to be acting as a group if they are owners of a corporation that enters into a merger, consolidation, purchase or acquisition of stock, or similar business transaction with the Company.

Notwithstanding the foregoing, to the extent required for compliance with Code Section 409A, a transaction will not be deemed a Change in Control unless the transaction qualifies as a change in control event within the meaning of Code Section 409A, as it has been and may be amended from time to time, and any proposed or final Treasury Regulations and Internal Revenue Service guidance that has been promulgated or may be promulgated thereunder from time to time.

Further and for the avoidance of doubt, a transaction will not constitute a Change in Control if: (i) its sole purpose is to change the state of the Company's incorporation, or (ii) its sole purpose is to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately before such transaction.

(g) "Code" means the U.S. Internal Revenue Code of 1986, as amended.

(h) "Common Stock" means the common stock of the Company.

(i) "Committee" means a committee of Directors or of other individuals satisfying Applicable Laws appointed by the Board or a duly authorized committee of the Board, in accordance with Section 4(a) of the Plan.

(j) "Company" means Juniper Networks, Inc., a Delaware corporation, or any successor thereto.

(k) "Company Group" means the Company, any Parent or Subsidiary, and any entity that, from time to time and at the time of any determination, directly or indirectly, is in control of, is controlled by or is under common control with the Company.

(l) "Consultant" means any natural person engaged by the Company Group to render services and who is compensated for such services, but who is neither an Employee nor a Director; provided, that a Consultant will include only those persons to whom the issuance of Common Stock may be registered under Form S-8 under the U.S. Securities Act of 1933, as amended.

(m) "Continuous Status as a Director" means that the Director relationship is not interrupted or terminated.

(n) "Deferred Stock Unit" means a deferred stock unit Award granted to a Participant pursuant to Section 15.

(o) "Director" means a member of the Board.

(p) "Disability" means total and permanent disability as defined in Section 22(e)(3) of the Code, provided that in the case of Awards other than Incentive Stock Options, the Administrator in its discretion may determine whether a permanent and total disability exists in accordance with uniform and non-discriminatory standards adopted by the Administrator from time to time.

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(q) "<u>Dividend Equivalent</u>" means a credit, payable in cash or Shares, made at the discretion of the Administrator, to the account of a Participant in an amount equal to the cash dividends paid on one Share for each Share represented by an Award held by such Participant. Any Dividend Equivalents credited with respect to a Share or unit subject to an Award shall be distributed in cash or Shares to the Participant only if, when and to the extent such Share or unit vests. The value of dividends and other distributions payable with respect to any Share or unit subject to an Award that does not vest shall be forfeited.

(r) "<u>Employee</u>" means any person, including Officers and Directors, employed by the Company or any member of the Company Group and which may include individuals who are employed or engaged by a third party agency but provide services to the Company or any member of the Company Group at the direction of the Company or any member of the Company Group. However, with respect to Incentive Stock Options, an Employee must be employed by the Company or any Parent or Subsidiary. Neither service as a Director nor payment of a director's fee by the Company will be sufficient to constitute "employment" by the Company.

(s) "<u>Exchange Act</u>" means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

(t) "<u>Fair Market Value</u>" means the closing sales price of Common Stock on the date of determination (or the mean of the closing bid and asked prices for the Common Stock if no sales were reported) as reported by the New York Stock Exchange or such other source as the Administrator deems to be reliable. Notwithstanding the foregoing, if the determination date for the Fair Market Value occurs on a weekend, holiday or other non-Trading Day, the Fair Market Value will be the price as determined above on the immediately preceding Trading Day, unless otherwise determined by the Administrator. In addition, for purposes of determining the fair market value of Shares for any reason other than the determination of the exercise price of Options or Stock Appreciation Rights, fair market value will be determined by the Administrator in a manner compliant with Applicable Laws and applied consistently for such purpose. The determination of fair market value for purposes of tax withholding may be made in the Administrator's sole discretion subject to Applicable Laws and is not required to be consistent with the determination of Fair Market Value for other purposes.

(u) "<u>Fiscal Year</u>" means a fiscal year of the Company.

(v) "<u>Full Value Award</u>" means a grant of Restricted Stock, a Restricted Stock Unit, a Performance Share or a Deferred Stock Unit hereunder.

(w) "<u>Incentive Stock Option</u>" means an Option intended to qualify as an incentive stock option within the meaning of Section 422 of the Code.

(x) "<u>Nonstatutory Stock Option</u>" means an Option not intended to qualify as an Incentive Stock Option.

(y) "<u>Officer</u>" means a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act.

(z) "<u>Option</u>" means a stock option granted pursuant to the Plan.

(aa) "<u>Optioned Stock</u>" means the Common Stock subject to an Option.

(bb) "<u>Outside Director</u>" means a Director who is not an Employee.

(cc) "<u>Parent</u>" means a "parent corporation", whether now or hereafter existing, as defined in Section 424(e) of the Code.

(dd) "<u>Participant</u>" means the holder of an outstanding Award.

(ff) "<u>Performance Goals</u>" means the goal(s) (or combined goal(s)) determined by the Administrator (in its discretion) to be applicable to a Participant with respect to an Award. As determined by the Administrator, the performance measures for any performance period will be any one or more of the following performance criteria, applied to either the Company as a whole or, except with respect to shareholder return metrics, to a region, business unit, affiliate or business segment, or in certain select cases, on an individual basis, and measured either on an absolute basis or relative to a pre-established target, to a previous period's results or to a designated comparison group, and, with respect to financial metrics, which may be determined in accordance with United States Generally Accepted Accounting Principles ("<u>GAAP</u>"), in accordance with accounting principles established by the International Accounting Standards Board ("IASB Principles") or which may be adjusted when established to exclude any items otherwise includable under GAAP or under IASB Principles: (i) cash flow (including operating cash flow or free cash flow), (ii) cash position, (iii) revenue (on an absolute basis or adjusted for currency effects), (iv) revenue growth, (v) contribution margin, (vi) gross margin, (vii) operating margin (viii) operating expenses or operating expenses as a percentage of revenue, (ix) earnings (which may include earnings before interest and taxes, earnings before taxes and net earnings), (x) earnings per share, (xi) operating income, (xii) net income, (xiii) stock price, (xiv) return on equity, (xv) total shareholder return, (xvi) growth in stockholder value relative to a specified publicly reported index (such as the S&P 500 Index), (xvii) return on capital, (xviii) return on assets or net assets, (xix) return on investment, (xx) economic value added, (xxi) operating profit or net operating profit, (xxii) operating margin, (xxiii) market share, (xxiv) contract awards or backlog, (xxv) overhead or other expense reduction, (xxvi) credit rating, (xxvii) objective customer indicators, (xxviii) new product invention or innovation, (xxix) attainment of research and development milestones, (xxx) improvements in productivity, (xxxi) attainment of objective operating goals, (xxxii) objective employee metrics, (xxxiii) environmental, social and governance goals, or (xxxiv) any other metric that the Administrator so designates, provided that such objectives do not result in adverse accounting, tax, reporting or other consequences. The Performance Goals may differ from Participant to Participant and from Award to Award. In particular, the Administrator may appropriately adjust any evaluation of performance under a Performance Goal to exclude (a) any extraordinary non-recurring items, (b) the effect of any merger, acquisition, or other business combination or divestiture or (c) the effect of any changes in accounting principles affecting the Company's or a business units', region's, affiliate's or business segment's reported results.

(ee) "Performance Share" means a performance share Award granted to a Participant pursuant to Section 13.

(ff) "Performance Unit" means a performance unit Award granted to a Participant pursuant to Section 14.

(gg) "Plan" means this 2015 Equity Incentive Plan, as amended and restated.

(hh) "Plan Minimum Vesting Requirements" means the minimum vesting requirements for Awards under Plan Section 4(b)(vi) hereunder.

(ii) "Restricted Stock" means a restricted stock Award granted to a Participant pursuant to Section 11.

(jj) "Restricted Stock Unit" means a bookkeeping entry representing an amount equal to the Fair Market Value of one Share, granted pursuant to Section 12. Each Restricted Stock Unit represents an unfunded and unsecured obligation of the Company, subject to the terms and conditions of the applicable Restricted Stock Unit Award Agreement, and each holder of a Restricted Stock Unit shall have no rights other than those of a general creditor of the Company.

(kk) "Rule 16b-3" means Rule 16b-3 of the Exchange Act or any successor to Rule 16b-3, as in effect when discretion is being exercised with respect to the Plan.

(ll) "Section 16(b)" means Section 16(b) of the Exchange Act.

(mm) "Section 409A " means Section 409A of the Code.

(nn) "Service Provider" means an Employee, Consultant or Director.

(oo) "Share" means a share of the Common Stock, as adjusted in accordance with Section 20 of the Plan.

(pp) "Stock Appreciation Right" or "SAR" means a stock appreciation right granted pursuant to Section 8 below.

(qq) "Subsidiary" means with respect to the Company, (i) any corporation of which more than 50% of the outstanding capital stock having ordinary voting power to elect a majority of the board of directors of such corporation (irrespective of whether, at the time, stock of any other class or classes of such corporation will have or might have voting power by reason of the happening of any contingency) is at the time, directly or indirectly, owned by the Company, and (ii) any partnership, limited liability company or other entity in which the Company has a direct or indirect interest (whether in the form of voting or participation in profits or capital contribution) of more than 50%.

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(rr) "Tax Obligations" means tax and social insurance liability obligations and requirements in connection with the Awards, including, without limitation, (A) all federal, state, and local taxes (including the Participant's Federal Insurance Contributions Act (FICA) obligation or other payroll taxes) that are required to be, or may be, withheld by an entity in the Company Group, (B) any fringe benefit tax liability the responsibility for which the Participant has, or has agreed to bear, with respect to such Award or the Shares subject to the Award, and (C) any other taxes of an entity in the Company Group the responsibility for which the Participant has, or has agreed to bear, with respect to such Award or the Shares subject to the Award).

(ss) "Trading Day" means a day on which the applicable stock exchange or national market system is open for trading.

3. Stock Subject to the Plan.

(a) Stock Subject to the Plan. Subject to the provisions of Section 20 of the Plan, the maximum aggregate number of Shares that may be issued under this Plan is equal to 112,200,000 Shares. All of the Shares issuable under the Plan may be authorized, but unissued, or reacquired Common Stock.

(b) Share Conversion Ratio. Any Shares that are subject to Full Value Awards, Options, or SARs shall be counted against the numerical limits of this Section 3 as one Share for every Share subject thereto, provided that any Shares subject to Full Value Awards granted prior to May 14, 2019 with a per Share or unit purchase price lower than 100% of Fair Market Value on the date of grant shall be counted against the numerical limits of this Section 3 as two and one-tenth Shares for every one Share subject thereto. To the extent that a Share that was subject to an Award that counted as two and one-tenth Shares against the Plan reserve is recycled back into the Plan under the next paragraph of this Section 3, the Plan shall be credited with two and one-tenth Shares.

(c) Lapsed Awards. If an Award expires or becomes unexercisable without having been exercised in full, or, with respect to a Full Value Award, is forfeited to or repurchased by the Company at its original purchase price due to such Award failing to vest, the unpurchased Shares (or for Awards other than Options and SARs, the forfeited or repurchased Shares) which were subject thereto shall become available for future grant or sale under the Plan (unless the Plan has terminated). With respect to SARs, when an SAR is exercised, the Shares subject to a SAR Award Agreement shall be counted against the numerical limits of Section 3 above, as one Share for every Share subject thereto, regardless of the number of Shares used to settle the SAR upon exercise (i.e., Shares withheld to satisfy the exercise price of an SAR shall not remain available for issuance under the Plan). Shares that have actually been issued under the Plan under any Award shall not be returned to the Plan and shall not become available for future distribution under the Plan; provided, however, that if Shares of Full Value Awards are repurchased by the Company at their original purchase price or are forfeited to the Company due to such Awards failing to vest, such Shares shall become available for future grant under the Plan. Shares that are subject to an Option Award Agreement that are used to pay the exercise price of an Option shall not become available for future grant or sale under the Plan. Shares that are subject to an Award Agreement that are used to satisfy Tax Obligations shall not become available for future grant or sale under the Plan. To the extent an Award under the Plan is paid out in cash rather than stock, such cash payment shall not reduce the number of Shares available for issuance under the Plan. Any payout of Awards that are payable only in cash shall not reduce the number of Shares available for issuance under the Plan. Conversely, any forfeiture of Awards that are payable only in cash shall not increase the number of Shares available for issuance under the Plan. Notwithstanding the foregoing and, subject to adjustment as provided in Section 20, the maximum number of Shares that may be issued upon the exercise of Incentive Stock Options will equal the aggregate Share number stated in Section 3(a), plus, to the extent allowable under Section 422 of the Code and the Treasury Regulations thereunder, any Shares that become available for issuance under the Plan pursuant to Section 3(c).

4. Administration of the Plan.

(a) Procedure.

(i) Multiple Administrative Bodies. If permitted by Applicable Laws, the Plan may be administered by different Committees with respect to different groups of Service Providers.

(ii) Rule 16b-3. To the extent desirable to qualify transactions hereunder as exempt under Rule 16b-3, the Plan will be administered by a Committee constituted to comply with Rule 16b-3.

(iii) <u>Administration With Respect to Other Persons</u>. Other than as provided above, the Plan shall be administered by (A) the Board, (B) a committee designated by the Board, or (C) a sub-committee designated by the designated Committee, which Committee or sub-committee shall be constituted to satisfy Applicable Laws. Once appointed, such Committee shall serve in its designated capacity until otherwise directed by the Board. The Board may increase the size of the Committee and appoint additional members, remove members and substitute new members, fill vacancies, and remove all members of the Committee and thereafter directly administer the Plan, all to the extent permitted by Applicable Laws.

(iv) <u>Administration With Respect to Automatic Grants to Outside Directors</u>. Automatic grants to Outside Directors shall be pursuant to Section 10 hereof and therefore shall not be subject to any discretionary administration.

(b) <u>Powers of the Administrator</u>. Subject to the provisions of the Plan (including the non-discretionary automatic grant to Outside Director provisions of Section 10), and in the case of a Committee, subject to the specific duties delegated by the Board to such Committee, the Administrator shall have the authority, in its discretion:

(i) to determine the Fair Market Value in accordance with Section 2(u) of the Plan;

(ii) to select the Service Providers to whom Awards may be granted hereunder;

(iii) to determine whether and to what extent Awards are granted hereunder;

(iv) to determine the number of shares of Common Stock to be covered by each Award granted hereunder;

(v) to approve forms of agreement for use under the Plan, which, for the avoidance of doubt, need not be identical for each Participant or Award;

(vi) to determine the terms and conditions, not inconsistent with the terms of the Plan, of any Award granted hereunder. Such terms and conditions include, but are not limited to, the exercise price, the time or times when Awards vest or may be exercised (which may be based on performance criteria), any vesting acceleration or waiver of forfeiture restrictions (subject to compliance with Applicable Laws, including Code Section 409A), and any restriction or limitation regarding any Award or the Shares relating thereto, based in each case on such factors as the Administrator, in its sole discretion, shall determine; provided, however, that, subject to Section 4(d), Awards may not vest earlier than the one (1) year anniversary of the grant date (except if accelerated (A) pursuant to Section 20 hereof or pursuant to change of control severance agreements entered into by and between the Company and any Service Provider, (B) due to a Participant's death, or (C) due to a Participant's Disability);

(vii) to construe and interpret the terms of the Plan, Awards granted pursuant to the Plan and any other agreement defining the rights and obligations of the Company and the Participants under the Plan;

(viii) to prescribe, amend and rescind rules and regulations relating to the Plan;

(ix) to modify or amend each Award (subject to Section 6(c) and Section 23(c) of the Plan);

(x) to authorize any person to execute on behalf of the Company any instrument required to effect the grant of an Award previously granted by the Administrator;

(xi) to determine the terms, conditions and restrictions applicable to Awards;

(xii) to determine whether Awards will be adjusted for Dividend Equivalents;

(xiii) to adopt such modifications, procedures, plans, sub-plans and addendums as may be necessary, desirable or appropriate to comply with provisions of the laws of the United States or any other country or jurisdiction, to allow for tax-preferred treatment of Awards or otherwise provide for or facilitate the participation by Participants who reside outside of the United States, in order to assure the viability of the benefits of Awards made to Participants located in the United States or such other jurisdictions and to further the objectives of the Plan; and

(xiv) to make all other determinations deemed necessary or advisable for administering the Plan.

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(c) Effect of Administrator's Decision. All decisions, determinations and interpretations of the Administrator shall be final and binding on all Participants and any other holders of any Awards granted under the Plan.

(d) Exception to Plan Minimum Vesting Requirements.

(i) Awards that result in issuing up to 5% of the maximum aggregate number of shares of Stock authorized for issuance under the Plan (the "5% Limit") may be granted to any one or more Service Providers without respect to the Plan Minimum Vesting Requirements.

(ii) All Awards that have their vesting accelerated (A) pursuant to a Change in Control transaction described in Section 20(c) hereof (including vesting acceleration in connection with employment termination following such event), (B) due to a Participant's death, or (C) due to a Participant's Disability, shall not count against the 5% limit.

(iii) For the avoidance of doubt, if the Administrator accelerates the vesting of an Award but such acceleration does not result in the Plan Minimum Vesting Requirements not being satisfied for that Award, this acceleration will not count toward the 5% Limit.

5. Eligibility. Nonstatutory Stock Options, Restricted Stock, Restricted Stock Units, Stock Appreciation Rights, Performance Shares, Performance Units, Deferred Stock Units and Dividend Equivalents may be granted to Service Providers. Incentive Stock Options may be granted only to Employees. Notwithstanding the foregoing, Outside Directors may only be granted Awards as specified in Section 10 hereof.

6. Limitations.

(a) Award Limitations. Subject to adjustment as provided in Section 20, during any Fiscal Year, no Employee may be granted:

(i) Options and Stock Appreciation Rights to purchase more than 2,000,000 Shares; provided, however, that such limit shall be 4,000,000 Shares in the Employee's first Fiscal Year of Company service.

(ii) Restricted Stock and/or Performance Shares and/or Restricted Stock Units covering more than 1,000,000 Shares; provided, however, that such limit shall be 2,000,000 Shares in the Employee's first Fiscal Year of Company service.

(iii) Performance Units, having an initial value greater than $2,000,000, provided, however, that such limit shall be $4,000,000 in the Employee's first Fiscal Year of Company service.

(b) Outside Director Award Limitations. In any single Fiscal Year, no Outside Director may be granted one or more Awards (whether cash-settled or otherwise) with a grant date fair value (determined under U.S. generally accepted accounting principles), taken together with any cash fees paid to such Outside Director for service in such capacity during such Fiscal Year, of more than $1,000,000. For the avoidance of doubt, neither Awards granted or compensation paid to an individual while he or she is an Employee, or while he or she was a Consultant but not an Outside Director, nor any amounts paid to an individual as a reimbursement of an expense shall count against the foregoing limitation.

(c) No Repricing. Without the consent of the Company's stockholders, (i) the exercise price for an Option or SAR may not be reduced and (ii) the Company may not pay cash or issue new Awards in exchange for the surrender and cancellation of any, or all, Options or SARs with an exercise price that is less than the current Fair Market Value. This shall include, without limitation, a repricing of the Option or SAR as well as an Option or SAR exchange program whereby the Participant agrees to cancel an existing Option or SAR in exchange for an Option, SAR or other Award. If an Option or SAR is cancelled in the same Fiscal Year in which it was granted (other than in connection with a transaction described in Section 20), the cancelled Option or SAR as well as any replacement Option or SAR will be counted against the limits set forth in section 6(a)(i) above. Moreover, if the exercise price of an Option or SAR is reduced, the transaction will be treated as a cancellation of the Option or SAR and the grant of a new Option or SAR.

7. <u>Stock Options</u>.

(a) <u>Type of Option</u>. Each Option shall be designated in the Award Agreement as either an Incentive Stock Option or a Nonstatutory Stock Option. However, notwithstanding such designations, to the extent that the aggregate Fair Market Value of Shares subject to a Participant's Incentive Stock Options granted by the Company, any Parent or Subsidiary, that become exercisable for the first time during any calendar year (under all plans of the Company or any Parent or Subsidiary) exceeds $100,000, such excess Options shall be treated as Nonstatutory Stock Options. For purposes of this Section 7(a), Incentive Stock Options shall be taken into account in the order in which they were granted, and the Fair Market Value of the Shares shall be determined as of the time of grant.

(b) <u>Term of Option</u>. The term of each Option shall be stated in the Award Agreement; provided, however, that the term shall be seven (7) years from the date of grant or such shorter term as may be provided in the Award Agreement. Moreover, in the case of an Incentive Stock Option granted to a Participant who, at the time the Incentive Stock Option is granted, owns stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company or any Parent or Subsidiary, the term of the Incentive Stock Option shall be five (5) years from the date of grant or such shorter term as may be provided in the Award Agreement.

(c) <u>Exercise Price and Consideration</u>.

(i) The per Share exercise price for the Shares to be issued pursuant to exercise of an Option shall be such price as is determined by the Administrator, but shall be subject to the following:

(1) In the case of an Incentive Stock Option

a) granted to an Employee who, at the time the Incentive Stock Option is granted, owns stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company or any Parent or Subsidiary, the per Share exercise price shall be no less than 110% of the Fair Market Value per Share on the date of grant.

b) granted to any Employee other than an Employee described in paragraph (a) immediately above, the per Share exercise price shall be no less than 100% of the Fair Market Value per Share on the date of grant.

(2) In the case of a Nonstatutory Stock Option, the per Share exercise price shall be no less than 100% of the Fair Market Value per Share on the date of grant.

(3) Notwithstanding the foregoing, Options may be granted with a per Share exercise price of less than one hundred percent (100%) of the Fair Market Value per Share on the date of grant pursuant to a transaction described in, and in a manner consistent with, Section 424(a) of the Code.

(ii) The consideration to be paid for the Shares to be issued upon exercise of an Option, including the method of payment, shall be determined by the Administrator and may consist entirely of cash; check; delivery of a properly executed exercise notice together with such other documentation as the Committee and the broker, if applicable, shall require to effect an exercise of the option and delivery to the Company of the sale proceeds required; or any combination of such methods of payment, or such other consideration and method of payment for the issuance of Shares to the extent permitted under Applicable Laws.

(iii) Expiration of Options. An Option granted under the Plan will expire upon the date determined by the Administrator and set forth in the Award Agreement.

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8. Stock Appreciation Rights.

   (a) Grant of SARs. Subject to the terms and conditions of the Plan, SARs may be granted to Participants at any time and from time to time as shall be determined by the Administrator, in its sole discretion. Subject to Section 6(a) hereof, the Administrator shall have complete discretion to determine the number of SARs granted to any Participant.

   (b) Exercise Price and other Terms. The per share exercise price for the Shares to be issued pursuant to exercise of a SAR shall be determined by the Administrator and shall be no less than 100% of the Fair Market Value per share on the date of grant. Notwithstanding the foregoing, SARs may be granted with a per Share exercise price of less than one hundred percent (100%) of the Fair Market Value per Share on the date of grant pursuant to a transaction described in, and in a manner consistent with, Section 424(a) of the Code. Otherwise, the Administrator, subject to the provisions of the Plan, shall have complete discretion to determine the terms and conditions of SARs granted under the Plan; provided, however, that no SAR may have a term of more than seven (7) years from the date of grant.

   (c) Payment of SAR Amount. Upon exercise of a SAR, a Participant shall be entitled to receive payment from the Company in an amount determined by multiplying:

      (i) The difference between the Fair Market Value of a Share on the date of exercise over the exercise price; times

      (ii) The number of Shares with respect to which the SAR is exercised.

   (d) Payment upon Exercise of SAR. At the discretion of the Administrator, but only as specified in the Award Agreement, payment for a SAR may be in cash, Shares or a combination thereof. If the Award Agreement is silent as to the form of payment, payment of the SAR may only be in Shares unless otherwise required under Applicable Laws.

   (e) SAR Agreement. Each SAR grant shall be evidenced by an Award Agreement that shall specify the exercise price, the term of the SAR, the conditions of exercise, whether it may be settled in cash, Shares or a combination thereof, and such other terms and conditions as the Administrator, in its sole discretion, shall determine.

   (f) Expiration of SARs. A SAR granted under the Plan shall expire upon the date determined by the Administrator, in its sole discretion, and set forth in the Award Agreement.

9. Exercise of Option or SAR. Any Option or SAR granted hereunder shall be exercisable at such times and under such conditions as determined by the Administrator, including performance criteria with respect to the Company and/or the Participant, and as shall be permissible under the terms of the Plan. An Option or SAR shall be deemed to be exercised when written notice of such exercise has been given to the Company in accordance with the terms of the Option or SAR by the person entitled to exercise the Option or SAR and, with respect to Options only, full payment for the Shares with respect to which the Option is exercised has been received by the Company. With respect to Options only, full payment may, as authorized by the Administrator, consist of any consideration and method of payment allowable under Section 7(c) of the Plan. Until the issuance (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company or as evidenced by the issuance of a stock certificate) of the Shares, no right to vote or receive dividends or any other rights as a stockholder of the Company shall exist with respect to the Optioned Stock, notwithstanding the exercise of the Option. No adjustment will be made for a dividend or other right for which the record date is prior to the issuance of the Shares, except as provided in Section 20 of the Plan.

10. Automatic Grants to Outside Directors.

   (a) Procedure for Grants. All grants of Awards to Outside Directors under this Plan shall be automatic and non-discretionary and shall be made strictly in accordance with the provisions in this Section 10:

      (i) No person shall have any discretion to select which Outside Directors shall be granted Awards or to determine the number of Shares to be covered by Awards granted to Outside Directors.

(ii) Each Outside Director who is elected at (or whose term continues after) such meeting shall be automatically granted Restricted Stock Units for a number of Shares equal to the "Annual Value" (rounded down to the nearest whole share). Each award specified in this subsection (ii) is generically referred to as an "Annual Award". The "Annual Value" means the number equal to $245,000 divided by the average daily closing price over the 30 Trading Days preceding the date of grant.

(iii) Each person who first becomes an Outside Director (including a Director who has transitioned from an employee Director to an Outside Director) on a date other than the date of the Company's annual stockholder meeting shall automatically be granted on the date such person becomes an Outside Director Restricted Stock Units (each such award specified in this subsection (iii) is referred to as an "Initial Award") for a number of Shares equal to a number determined by multiplying the "Annual Value" used for calculating the Annual Awards granted at the annual stockholder meeting immediately preceding the date of such Initial Award (the "Last Annual Meeting Date") by a fraction, the numerator of which is 365 minus the number of days between the Last Annual Meeting Date and the date the person first became or becomes an Outside Director and the denominator of which is 365, rounded down to the nearest whole Share.

(iv) Notwithstanding the provisions of subsections (ii) or (iii) hereof, in the event that an automatic grant hereunder would cause the number of Shares subject to outstanding Awards plus the number of Shares previously purchased upon exercise of Options or issued upon vesting of Restricted Stock Units or other Full Value Awards to exceed the number of Shares available for issuance under the Plan, then each such automatic grant shall be for that number of Shares determined by dividing the total number of Shares remaining available for grant by the number of Outside Directors receiving Awards on the applicable automatic grant date. Any further grants shall then be deferred until such time, if any, as additional Shares become available for grant under the Plan.

(v) Each Annual Award and Initial Award shall become 100% vested on the earlier of (A) the one year anniversary of the grant date, and (B) the day prior to the date of the Company's next annual stockholder meeting, subject in either case to the Participant maintaining Continuous Status as a Director through the vesting date.

(b) Reservation of Rights. The Board reserves the right to amend this Section 10, including to increase the limit on Annual Awards or Initial Awards or to provide for additional Awards to Outside Directors.

11. Restricted Stock.

(a) Grant of Restricted Stock. Subject to the terms and conditions of the Plan, the Administrator, at any time and from time to time, may grant Shares of Restricted Stock to Employees and Consultants as shall be determined by the Administrator, in its sole discretion. Subject to Section 6(a) hereof as well as the Plan Minimum Vesting Requirements, the Administrator shall have complete discretion to determine (i) the number of Shares subject to a Restricted Stock award granted to any Participant, and (ii) the conditions that must be satisfied, which typically will be based principally or solely on continued provision of services but may include a performance-based component.

(b) Restricted Stock Award Agreement. Each Restricted Stock grant shall be evidenced by an Award Agreement that shall specify the purchase price (if any), any vesting conditions, the number of Shares granted and such other terms and conditions as the Administrator, in its sole discretion, shall determine. Unless determined otherwise by the Administrator, the Company as escrow agent will hold Shares of Restricted Stock until the restrictions on such Shares, if any, have lapsed.

(c) Transferability. Except as provided in this Section 11, Section 18, or the Award Agreement, Shares of Restricted Stock may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated until the end of the applicable vesting period (if any).

(d) Other Restrictions. The Administrator, in its sole discretion, may impose such other restrictions on Shares of Restricted Stock as it may deem advisable or appropriate.

(e) Removal of Restrictions. Except as otherwise provided in this Section 11, Shares of Restricted Stock covered by each Restricted Stock grant made under the Plan will be released from escrow as soon as practicable after the last day of the vesting period or at such other time as the Administrator may determine. Subject to the

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Plan Minimum Vesting Requirements, the Administrator, in its discretion, may reduce or waive any vesting criteria and may accelerate the time at which any restrictions will lapse or be removed. The Administrator, in its discretion, may establish procedures regarding the release of Shares from escrow and/or removal of legends, as necessary or appropriate to minimize administrative burdens on the Company.

(f) <u>Legend on Certificates</u>. The Administrator, in its discretion, may require that one or more legends be place on the certificates representing Restricted Stock to give appropriate notice of the applicable restrictions.

(g) <u>Voting Rights</u>. During the vesting period, Participants holding Shares of Restricted Stock granted hereunder may exercise full voting rights with respect to those Shares, unless the Administrator determines otherwise.

(h) <u>Dividends and Other Distributions</u>. During the vesting period, Participants holding Shares of Restricted Stock will be credited with all dividends and other distributions paid with respect to such Shares, but such dividends and other distributions shall be distributed to the Participant only if, when and to the extent the Shares of Restricted Stock vest. The value of dividends and other distributions payable with respect to any Shares of Restricted Stock that do not vest shall be forfeited.

(i) <u>Return of Restricted Stock to Company</u>. On the date set forth in the Award Agreement, the Restricted Stock for which restrictions have not lapsed will revert to the Company.

12. <u>Restricted Stock Units</u>.

(a) <u>Grant</u>. Restricted Stock Units may be granted at any time and from time to time as determined by the Administrator. After the Administrator determines that it will grant Restricted Stock Units under the Plan, it shall advise the Participant in writing or electronically of the terms, conditions, and restrictions related to the grant, including the number of Restricted Stock Units and the form of payout, which, subject to Section 6(a) hereof, may be left to the discretion of the Administrator. Until the Shares are issued, no right to vote or receive dividends or any other rights as a stockholder shall exist with respect to the Restricted Stock Units to acquire Shares. Notwithstanding the foregoing, the Administrator, in its discretion, may provide in an Award Agreement evidencing any Restricted Stock Unit Award that a Participant shall be entitled to receive Dividend Equivalents (subject to the provisions of Section 2(f) with respect to Restricted Stock Units).

(b) <u>Vesting Criteria and Other Terms</u>. Subject to the Plan Minimum Vesting Requirements, the Administrator shall set vesting criteria in its discretion, which, depending on the extent to which the criteria are met, will determine the number of Restricted Stock Units that will be paid out to the Participant. The Administrator may set vesting criteria based upon the achievement of Company-wide, business unit, or individual goals (including, but not limited to, continued employment or service), or any other basis determined by the Administrator in its discretion.

(c) <u>Earning Restricted Stock Units</u>. Upon meeting the applicable vesting criteria, the Participant shall be entitled to receive a payout as specified in the Restricted Stock Unit Award Agreement. Notwithstanding the foregoing, at any time after the grant of Restricted Stock Units, the Administrator, in its sole discretion, may reduce or waive any vesting criteria that must be met to receive a payout.

(d) <u>Form and Timing of Payment</u>. Payment of earned Restricted Stock Units shall be made as soon as practicable after the date(s) set forth in the Restricted Stock Unit Award Agreement. The Administrator, in its sole discretion, but only as specified in the Award Agreement, may pay earned Restricted Stock Units in cash, Shares, or a combination thereof. If the Award Agreement is silent as to the form of payment, payment of the Restricted Stock Units may only be in Shares, unless otherwise required under Applicable Laws.

(e) <u>Cancellation</u>. On the date set forth in the Restricted Stock Unit Award Agreement, all unearned Restricted Stock Units shall be forfeited to the Company.

13. <u>Performance Shares</u>.

(a) <u>Grant of Performance Shares</u>. Subject to the terms and conditions of the Plan, Performance Shares may be granted to Participants at any time as shall be determined by the Administrator, in its sole discretion. Subject to Section 6(a) hereof as well as the Plan Minimum Vesting Requirements, the Administrator shall have complete discretion to determine (i) the number of Shares subject to a Performance Share award granted to any Participant, and (ii) the conditions that must be satisfied, which typically will be based principally or solely on achievement of performance milestones but may include a service-based component, upon which is conditioned the grant or vesting of Performance Shares. Performance Shares shall be granted in the form of units to acquire Shares. Each such unit shall be the equivalent of one Share for purposes of determining the number of Shares subject to an Award. Until the Shares are issued, no right to vote or receive dividends or any other rights as a stockholder shall exist with respect to the units to acquire Shares.

(b) Other Terms. The Administrator, subject to the provisions of the Plan, shall have complete discretion to determine the terms and conditions of Performance Shares granted under the Plan. Performance Share grants shall be subject to the terms, conditions, and restrictions determined by the Administrator at the time the stock is awarded, which may include such performance-based milestones as are determined appropriate by the Administrator. The Administrator may require the recipient to sign a Performance Shares Award Agreement as a condition of the award. Any certificates representing the Shares of stock awarded shall bear such legends as shall be determined by the Administrator.

(c) Performance Share Award Agreement. Each Performance Share grant shall be evidenced by an Award Agreement that shall specify such other terms and conditions as the Administrator, in its sole discretion, shall determine.

14. Performance Units.

(a) Grant of Performance Units. Subject to the terms and conditions of the Plan, Performance Units may be granted to Participants at any time and from time to time as shall be determined by the Administrator, in its sole discretion. The Administrator shall have complete discretion to determine the conditions that must be satisfied, which typically will be based principally or solely on achievement of performance milestones but may include a service-based component, upon which is conditioned the grant or vesting of Performance Units. Performance Units shall be granted in the form of units to acquire Shares. Each Performance Unit shall equal the cash equivalent of one Share of Common Stock and shall be settled in cash equal to the Fair Market Value of the underlying Shares, determined as of the vesting date. No right to vote or receive dividends or any other rights as a stockholder shall exist with respect to Performance Units or the cash payable thereunder.

(b) Number of Performance Units. Subject to Section 6(a) hereof, the Administrator will have complete discretion in determining the number of Performance Units granted to any Participant.

(c) Other Terms. The Administrator, subject to the provisions of the Plan, shall have complete discretion to determine the terms and conditions of Performance Units granted under the Plan. Performance Unit grants shall be subject to the terms, conditions, and restrictions determined by the Administrator at the time the grant is awarded, which may include such performance-based milestones as are determined appropriate by the Administrator. The Administrator may require the recipient to sign a Performance Unit agreement as a condition of the award. Any certificates representing the units awarded shall bear such legends as shall be determined by the Administrator.

(d) Performance Unit Award Agreement. Each Performance Unit grant shall be evidenced by an agreement that shall specify such terms and conditions as the Administrator, in its sole discretion, shall determine.

15. Deferred Stock Units.

(a) Description. Deferred Stock Units shall consist of a Restricted Stock, Restricted Stock Unit, Performance Share or Performance Unit Award that the Administrator, in its sole discretion permits to be paid out in installments or on a deferred basis, in accordance with rules and procedures established by the Administrator, subject to the Plan Minimum Vesting Requirements. Each Deferred Stock Unit represents an unfunded and unsecured obligation of the Company, subject to the terms and conditions of the applicable Deferred Stock Unit Award Agreement, and each holder of a Deferred Stock Unit shall have no rights other than those of a general creditor of the Company.

(b) Limits. Deferred Stock Units shall be subject to the annual limits applicable to the underlying Restricted Stock, Restricted Stock Unit, Performance Share or Performance Unit Award as set forth in Section 6 hereof.

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16. <u>Leaves of Absence/Transfer Between Locations/Change of Status</u>. Awards will be subject to the Company's leave of absence policy adopted by the Administrator. A Participant will not cease to be a Service Provider in the case of (i) transfers between locations of the Company or other members of the Company Group, (ii) a change in status from Employee to Consultant or vice versa, or (iii) a change in status from employment by a third party agency to the Company or other members of the Company Group or vice versa.

17. <u>Part-Time Service</u>. Unless otherwise required by Applicable Laws, if as a condition to being permitted to work on a less than full-time basis, the Participant agrees that any service-based vesting of Awards granted hereunder shall be extended on a proportionate basis in connection with such transition to a less than a full-time basis, vesting shall be adjusted in accordance with such agreement. Such vesting shall be proportionately re-adjusted prospectively in the event that the Employee subsequently becomes regularly scheduled to work additional hours of service. Notwithstanding the foregoing, in no event shall vesting be extended beyond a point in time that would result in the imposition of taxation under Code Section 409A.

18. <u>Non-Transferability of Awards</u>. Except as determined otherwise by the Administrator in its sole discretion, Awards may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised, during the lifetime of the Participant, only by the Participant (or the Participant's guardian or legal representative). Further, in no event may any Award be transferred for consideration to a third-party financial institution.

19. <u>Tax Provisions.</u>

(a) <u>Withholding Requirements</u>. Prior to the delivery of any Shares or cash pursuant to an Award (or exercise thereof) or such earlier time as any Tax Obligations are due, the Company and/or any entity in the Company Group will have the power and the right to deduct or withhold, or require a Participant to remit to the Company and/or the appropriate entity in the Company Group, an amount sufficient to satisfy all Tax Obligations.

(b) <u>Withholding Arrangements</u>. The Administrator, in its sole discretion and pursuant to such procedures as it may specify from time to time, may designate the method or methods by which a Participant may satisfy such Tax Obligations. As determined by the Administrator in its discretion from time to time, these methods may include one or more of the following (A) paying cash, (B) having the Company withhold otherwise deliverable cash or Shares having a fair market value equal to the Tax Obligations, (C) delivering to the Company already-owned Shares having a fair market value equal to the Tax Obligations, (d) selling a sufficient number of Shares otherwise deliverable to the Participant through such means as the Administrator may determine in its sole discretion (whether through a broker or otherwise) equal to the Tax Obligations, (e) retaining from salary or other amounts payable to the Participant cash having a sufficient value to satisfy the Tax Obligations, or (f) any other means which the Administrator, in its sole discretion, determines to both comply with Applicable Laws, and to be consistent with the purposes of the Plan. The amount of Tax Obligations will be deemed to include any amount that the Administrator agrees may be withheld at the time the election is made.

(c) <u>Compliance with Section 409A</u>. Each payment or benefit under this Plan and under each Award Agreement is intended to constitute a separate payment for purposes of Section 1.409A-2(b)(2) of the Treasury Regulations. The Plan, each Award and each Award Agreement under the Plan is intended to be exempt from or otherwise meet the requirements of Section 409A and will be construed and interpreted, including but not limited with respect to ambiguities and/or ambiguous terms, in accordance with such intent, except as otherwise specifically determined in the sole discretion of the Administrator.

20. <u>Adjustments; Dissolution or Liquidation; Merger or Change in Control</u>.

(a) <u>Changes in Capitalization</u>. Subject to any required action by the stockholders of the Company, the number of shares of Common Stock covered by each outstanding Award, and the number of shares of Common Stock which have been authorized for issuance under the Plan but as to which no Awards have yet been granted or which have been returned to the Plan upon cancellation or expiration of an Award, as well as the price per share of Common Stock covered by each such outstanding Award, the annual share limitations under Sections 6(a) and (b) hereof, and the number of Shares subject to Annual Award grants to Outside Directors under Section 10 hereof shall be proportionately adjusted for any increase or decrease in the number of issued shares of Common Stock resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of the Common Stock, or any other increase or decrease in the number of issued shares of Common Stock effected without receipt of consideration by the Company; provided, however, that conversion of any convertible securities of the Company shall not be deemed to have been "effected without receipt of consideration." Such adjustment shall be made by the Board, whose determination in that respect shall be final, binding and conclusive. Except as expressly provided herein, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or price of shares of Common Stock subject to an Award. Except as otherwise expressly provided herein or pursuant to an Award Agreement, no adjustment of any Award shall be made for cash dividends or other rights for which the record date occurs prior to the date issuance of any Shares subject to such Award.

(b) <u>Dissolution or Liquidation</u>. In the event of the proposed dissolution or liquidation of the Company, the Administrator shall notify each Participant as soon as practicable prior to the effective date of such proposed transaction. The Administrator in its discretion may provide for a Participant to have the right to exercise his or her Option or SAR for a period prior to such transaction determined by the Administrator in its sole discretion as to all of the Shares covered by such Awards, including Shares as to which the Award would not otherwise be exercisable. In addition, the Administrator may provide that any Company repurchase option or forfeiture rights applicable to any Award shall lapse 100%, and that any Award vesting shall accelerate 100%, provided the proposed dissolution or liquidation takes place at the time and in the manner contemplated. To the extent it has not been previously exercised (with respect to Options and SARs) or vested (with respect to other Awards), an Award will terminate immediately prior to the consummation of such proposed action.

(c) <u>Change in Control</u>.

(i) Stock Options and SARs. In the event of a merger of the Company with or into another corporation or other entity or a Change in Control, each outstanding Option and SAR shall be assumed or an equivalent Option or SAR substituted by the successor corporation or a Parent or Subsidiary of the successor corporation. In the event that the successor corporation refuses to assume or substitute for the Option or SAR, the Participant shall fully vest in and have the right to exercise the Option or SAR as to all of the Shares covered by such Award with any performance-based Award vesting at target (or shall vest at such other level(s) provided in an Award Agreement), including Shares as to which it would not otherwise be vested or exercisable. If an Option or SAR becomes fully vested and exercisable in lieu of assumption or substitution in the event of a merger or Change in Control, the Administrator shall notify the Participant in writing or electronically that the Option or SAR shall be fully vested and exercisable for a period of time of time determined by the Administrator in its sole discretion, and the Option or SAR shall terminate upon the expiration of such period.

(ii) Full Value Awards and Dividend Equivalents. In the event of a merger of the Company with or into another corporation or entity or a Change in Control, each outstanding Full Value Award and Dividend Equivalent shall be assumed or an equivalent Full Value Award or Dividend Equivalent substituted by the successor corporation or a Parent or Subsidiary of the successor corporation. In the event that the successor corporation refuses to assume or substitute for the Full Value Awards or Dividend Equivalents, the Participant shall fully vest (or shall vest at such other level(s) as provided in an Award Agreement) in such Full Value Awards or Dividend Equivalents which would not otherwise be vested with any performance-based Awards vesting at target (or at such other level(s) as provided in an Award Agreement. For purposes of this paragraph, except as otherwise contemplated in an Award Agreement, a Full Value Award and Dividend Equivalent shall be considered assumed if, following the merger or Change in Control, the award confers the right to purchase or receive, for each Share (or with respect to Dividend Equivalents and Performance Units, the cash equivalent thereof) subject to the Award immediately prior to the transaction, the consideration (whether stock, cash, or other securities or property) received in the transaction by holders of the Company's common stock for each Share held on the effective date of the transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding Shares); provided, however, that if such consideration received in the merger or Change in Control is not solely common stock of the successor corporation or its Parent, the Administrator may, with the consent of the successor corporation, provide for the consideration to be received, for each Share and each unit/right to acquire a Share subject to the Award (other than Dividend Equivalents and Performance Units) to be solely common stock of the successor corporation or its Parent equal in fair market value to the per share consideration received by holders of the Company's common stock in the merger or Change in Control.

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21. <u>No Effect on Employment or Service</u>. Neither the Plan nor any Award will confer upon a Participant any right with respect to continuing the Participant's relationship as a Service Provider, nor will they interfere in any way with the Participant's right or the employing or engaging entity's right to terminate such relationship at any time, with or without cause. A Participant's rights, if any, in respect of or in connection with any Award are derived solely from the discretionary decision of the Company to permit the Participate to participate in the Plan and to benefit from a discretionary Award. By accepting an Award hereunder, a Participant expressly acknowledges and agrees that there is no obligation on the part of the Company to continue the Plan and/or grant any additional Awards. Any Award granted hereunder is not intended to be compensation of a continuing or recurring nature, or part of a Participant's normal or expected compensation, and in no way represents any portion of a Participant's salary, compensation, or other remuneration for purposes of pension, benefits, severance, redundancy, resignation or any other purpose.

22. <u>Time of Granting Awards</u>. The date of grant of an Award shall, for all purposes, be the date on which the Administrator makes the determination granting such Award (or such later grant effective date authorized by the Administrator). Notice of the determination shall be given to each Service Provider to whom an Award is so granted within a reasonable time after the date of such grant.

23. <u>Amendment and Termination of the Plan</u>.

(a) <u>Amendment and Termination</u>. The Board may at any time amend, alter, suspend or terminate the Plan.

(b) <u>Stockholder Approval</u>. The Plan will be subject to approval by the stockholders of the Company at the 2024 annual meeting of stockholders. In addition, any subsequent amendment to the Plan for which stockholder approval is required by Applicable Laws shall require stockholder approval. Further, no Incentive Stock Options may be granted after February 14, 2034 without further stockholder approval. Such stockholder approval will be obtained in the manner and to the degree required under Applicable Laws.

(c) <u>Effect of Amendment or Termination</u>. No amendment, alteration, suspension or termination of the Plan shall materially impair the rights of any Participant, unless mutually agreed otherwise between the Participant and the Administrator, which agreement must be in writing and signed by the Participant and the Company.

24. <u>Conditions Upon Issuance of Shares</u>.

(a) <u>Legal Compliance</u>. The granting of Awards and the issuance and delivery of Shares under the Plan shall be subject to all Applicable Laws, and to such approvals by any governmental agencies or national securities exchanges as may be required. Subject to compliance with, or exception from Code Section 409A, Shares will not be issued pursuant to the exercise or vesting of an Award unless the exercise or vesting of such Award and the issuance and delivery of such Shares will comply with Applicable Laws, and may be further subject to the approval of counsel for the Company with respect to such compliance.

(b) <u>Investment Representations</u>. As a condition to the exercise or payout, as applicable, of an Award, the Company may require the person exercising such Option or SAR, or in the case of another Award (other than a Dividend Equivalent paid in cash or Performance Unit), the person receiving the Shares upon vesting, to render to the Company a written statement containing such representations and warranties as, in the opinion of counsel for the Company, may be required to ensure compliance with any of the aforementioned relevant provisions of law, including a representation that the Shares are being acquired only for investment and without any present intention to sell or distribute such Shares, if, in the opinion of counsel for the Company, such a representation is required.

25. <u>Reservation of Shares</u>. The Company, during the term of this Plan, will at all times reserve and keep available such number of Shares as shall be sufficient to satisfy the requirements of the Plan. Inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company's counsel to be necessary to the lawful issuance and sale of any Shares hereunder, shall relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority shall not have been obtained.

26. <u>Miscellaneous</u>.

(a) <u>Severability</u>. If a court of competent jurisdiction holds any provision invalid and unenforceable, the remaining provisions of the Plan shall continue in effect.

(b) <u>Construction</u>. Captions and titles contained herein are for convenience only and shall not affect the meaning or interpretation of any provision of the Plan. Except when otherwise indicated by the context, the singular shall include the plural and the plural shall include the singular. Use of the term "or" is not intended to be exclusive, unless the context clearly requires otherwise.

(c) <u>Clawback</u>. An Award granted under the Plan will be subject to any provisions of Applicable Laws providing for the recoupment or clawback of incentive compensation (or any Company policy adopted to comply with Applicable Laws); the terms of any Company recoupment, clawback or similar policy in effect; and any recoupment, clawback or similar provisions that may be included in the applicable Award Agreement.

(d) <u>Fractional Shares</u>. The Company shall not be required to issue fractional shares upon the exercise or settlement of any Award.

(e) <u>Other Policies</u>. Each Award may be subject to the terms and conditions of any other policy (and any amendments thereto) adopted by the Company from time to time, which may include any policy related to the vesting or transfer of equity awards. Whether any such policy will apply to a particular Award may depend, among other things, on when the Award was granted, whom the Award was granted to, and the type of Award.

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JUNIPER NETWORKS, INC.

2008 EMPLOYEE STOCK PURCHASE PLAN

As amended and restated as of   , 2024

1. <u>Purpose</u>. The purpose of the Plan is to provide employees of the Company and its Designated Subsidiaries with an opportunity to purchase Common Stock through accumulated payroll deductions. The Company's intention is to have the Plan qualify as an "employee stock purchase plan" under Section 423 of the Code, although the Company makes no undertaking nor representation to maintain such qualification. The provisions of the Section 423(b) Plan (as defined below), accordingly, will be construed so as to extend and limit Plan participation in a uniform and nondiscriminatory basis consistent with the requirements of Section 423 of the Code. In addition, this Plan document authorizes the grant of rights to purchase stock that do not qualify under Section 423(b) of the Code ("<u>Non-Section 423(b) Plan</u>") pursuant to rules, procedures, appendices or sub-plans adopted by the Board or Committee designed to achieve tax, securities law or other Company compliance objectives for Eligible Employees (as defined below) of Designated Non-423 Subsidiaries (as defined below) in particular locations outside the United States. Such references to the Plan include the Section 423(b) and the Non-Section 423(b) Plan components (each, a "Component").

2. <u>Definitions</u>.

(a) "<u>Administrator</u>" means the Board or any Committee designated by the Board to administer the Plan pursuant to Section 14.

(b) "<u>Applicable Laws</u>" means the requirements relating to the administration of equity-based awards under U.S. state corporate laws, U.S. federal and state securities laws, the Code, any stock exchange or quotation system on which the Common Stock is listed or quoted and the applicable laws of any foreign country or jurisdiction where Awards are, or will be, granted under the Plan.

(c) "<u>Board</u>" means the Board of Directors of the Company.

(d) "<u>Change in Control</u>" means the occurrence of any of the following events:

(i) Any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) becomes the "beneficial owner" (as defined in Rule 13d-3 of the Exchange Act), directly or indirectly, of securities of the Company representing fifty percent (50%) or more of the total voting power represented by the Company's then outstanding voting securities; or

(ii) The consummation of the sale or disposition by the Company of all or substantially all of the Company's assets; or

(iii) The consummation of a merger or consolidation of the Company with any other corporation, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or its parent) at least fifty percent (50%) of the total voting power represented by the voting securities of the Company or such surviving entity or its parent outstanding immediately after such merger or consolidation; or

(iv) A change in the composition of the Board occurring within a two (2) year period, as a result of which less than a majority of the Directors are Incumbent Directors. "<u>Incumbent Directors</u>" means Directors who either (A) are Directors as of the effective date of the Plan, or (B) are elected, or nominated for election, to the Board with the affirmative votes of at least a majority of the Directors at the time of such election or nomination (but will not include an individual whose election or nomination is in connection with an actual or threatened proxy contest relating to the election of Directors to the Company).

(e) "Code" means the U.S. Internal Revenue Code of 1986, as amended. Any reference to a section of the Code herein will be a reference to any successor or amended section of the Code.

(f) "Committee" means a committee of the Board appointed in accordance with Section 14 hereof.

(g) "Common Stock" means the common stock of the Company.

(h) "Company" means Juniper Networks, Inc., a Delaware corporation.

(i) "Compensation" means an Employee's regular and recurring straight time gross earnings, exclusive of payments for overtime, shift premium, incentive compensation, incentive payments, bonuses, sales commission, and other similar compensation.

(j) "Designated Non-423 Subsidiary" means any Designated Subsidiary that shall have been designated by the Administrator in its sole discretion as participating in the Non-Section 423(b) Plan.

(k) "Designated Subsidiary" means any Parent or Subsidiary that has been designated by the Administrator from time to time in its sole discretion as eligible to participate in the Plan.

(l) "Director" means a member of the Board.

(m) "Eligible Employee" means any Employee who is customarily employed for at least twenty (20) hours per week and more than five (5) months in any calendar year by the Employer, provided, however that under the Non-Section 423(b) Plan, the Board or Committee appointed by the Board may determine that Employees are eligible to participate in the Plan even if they are employed for less than twenty (20) hours per week or less than five (5) months in any calendar year by the Employer, if such Employee has a right to participate in the Plan under applicable law. For purposes of the Plan, the employment relationship will be treated as continuing intact while the individual is on sick leave or other leave of absence that the Employer approves. Where the period of leave exceeds three (3) months and the individual's right to reemployment is not guaranteed either by statute or by contract, the employment relationship will be deemed to have terminated on the first day following three (3) months of such leave.

(n) "Employee" means any individual who is a common law employee of an Employer.

(o) "Employer" means any one or all of the Company and its Designated Subsidiaries.

(p) "Exchange Act" means the U.S. Securities Exchange Act of 1934, as amended, including the rules and regulations promulgated thereunder.

(q) "Exercise Date" means the last day of each Purchase Period (as defined below).

(r) "Fair Market Value" means, as of any date and unless the Administrator determines otherwise, the value of Common Stock determined as follows:

(i) If the Common Stock is listed on any established stock exchange or a national market system, its Fair Market Value will be the closing sales price for such stock (or the closing bid, if no sales were reported) as quoted on such exchange or system on the date of determination, as reported in *The Wall Street Journal* or such other source as the Administrator deems reliable;

(ii) If the Common Stock is regularly quoted by a recognized securities dealer but selling prices are not reported, its Fair Market Value will be the mean of the closing bid and asked prices for the Common Stock on the date of determination, as reported in *The Wall Street Journal* or such other source as the Administrator deems reliable; or

(iii) In the absence of an established market for the Common Stock, its Fair Market Value thereof will be determined in good faith by the Administrator.

(s) "Fiscal Year" means the fiscal year of the Company.

(t) "New Exercise Date" means a new Exercise Date implemented by shortening any Offering Period then in progress.

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(u) "Offering Date" means the first Trading Day of each Offering Period.

(v) "Offering Period" means a period of approximately twenty-four (24) months during which an option granted pursuant to the Plan may be exercised. A new Offering Period shall (i) commence on the first Trading Day on or after February 1 and August 1 of each year and (ii) terminate on the last Trading Day in the final Purchase Period ending on or before January 31 and July 31, respectively. The duration and timing of Offering Periods may be changed pursuant to Sections 4, 20 and 21.

(w) "Parent" means a "parent corporation," whether now or hereafter existing, as defined in Section 424(e) of the Code.

(x) "Plan" means this Juniper Networks, Inc. 2008 Employee Stock Purchase Plan, as amended from time to time, which includes a Section 423(b) Plan and a Non-Section 423(b) Plan.

(y) "Purchase Price" means an amount equal to eighty-five percent (85%) of the Fair Market Value of a share of Common Stock on the Offering Date or on the Exercise Date, whichever is lower; provided however, that the Purchase Price may be determined for future Offering Periods pursuant to Section 20.

(z) "Section 423(b) Plan" means an employee stock purchase plan which is designed to meet the requirements set forth in Section 423(b) of the Code, as amended. The provisions of the Section 423(b) Plan shall be construed, administered and enforced in accordance with Section 423(b) of the Code.

(aa) "Subsidiary" means a "subsidiary corporation," whether now or hereafter existing, as defined in Section 424(f) of the Code.

(bb) "Trading Day" means a day on which the stock exchange or national market system on which shares of Common Stock are listed is open for trading.

3. Eligibility.

(a) Offering Periods. Any individual who is an Eligible Employee on a given Offering Date will be eligible to participate in such Offering Period, subject to the requirements of Section 5.

(b) Limitations. Any provisions of the Plan to the contrary notwithstanding, no Eligible Employee will be granted an option under the Plan (i) to the extent that, immediately after the grant, such Eligible Employee (or any other person whose stock would be attributed to such Eligible Employee pursuant to Section 424(d) of the Code) would own capital stock of the Company or any Parent or Subsidiary of the Company and/or hold outstanding options to purchase such stock possessing five percent (5%) or more of the total combined voting power or value of all classes of the capital stock of the Company or of any Parent or Subsidiary of the Company, or (ii) to the extent that his or her rights to purchase stock under all employee stock purchase plans (as defined in Section 423 of the Code) of the Company or any Parent or Subsidiary of the Company accrues at a rate which exceeds twenty-five thousand dollars ($25,000) worth of stock (determined at the Fair Market Value of the stock at the time such option is granted) for each calendar year in which such option is outstanding at any time.

4. Offering Periods and Purchase Periods. The Plan will be implemented by consecutive Offering Periods with a new Offering Period commencing on the first Trading Day on or after February 1 and August 1 each year, or on such other date as the Administrator will determine. The Administrator will have the power to change the duration of Offering Periods (including the commencement dates thereof) with respect to future offerings without stockholder approval if such change is announced to Eligible Employees at least five (5) days prior to the scheduled beginning of the first Offering Period to be affected thereafter. For purposes of the Plan, the Administrator may designate separate Offering Periods under the Plan in which Eligible Employees will participate and the provisions of the Plan will separately apply to each Offering Period. For purposes of clarity, the terms of each Offering Period need not be identical provided that if the Offering Period is being implemented pursuant to the provisions of the Plan that are intended to qualify under Section 423(b) of the Code, the terms of the Plan and the Offering Period together must satisfy Section 423 of the Code.

Each Offering Period shall consist of four (4) consecutive periods (each, a "Purchase Period") of approximately six (6) months duration, or such other number or duration as the Administrator shall determine. A Purchase Period commencing (i) on the first Trading Day on or after February 1 shall terminate on the last Trading Day in the period ending on July 31 and (ii) on the first Trading Day on or after August 1 shall terminate on the last Trading Day in the period ending on January 31. Notwithstanding the foregoing, the Administrator may establish a different duration for one or more future Purchase Periods or different commencing or ending dates for such Purchase Periods.

5. Participation. An Eligible Employee may participate in the Plan pursuant to Section 3(a) by (i) submitting to the Company's payroll office (or its designee), on or before a date prescribed by the Administrator prior to an applicable Offering Date, a properly completed subscription agreement authorizing payroll deductions in the form as specified by the Company for such purpose, or (ii) following an electronic or other enrollment procedure prescribed by the Company.

6. Payroll Deductions.

(a) At the time a participant enrolls in the Plan pursuant to Section 5, he or she will elect to have payroll deductions made on each pay day during the Offering Period for which the participant has enrolled in. Subject to Applicable Law, the payroll deduction amount for a participant shall not exceed ten percent (10%) of the Compensation which he or she receives on each pay day during the Offering Period. The Administrator, in its discretion, may decide that an Eligible Employee may submit contributions to the Non-Section 423(b) Plan by means other than payroll deductions. A participant's subscription agreement will remain in effect for successive Offering Periods unless terminated as provided in Sections 10 and 11 hereof. An Eligible Employee that enrolls in the Plan after the Offering Date for an Offering Period shall not (i) be eligible to participate in such Offering Period but may participate in the subsequent Offering Period and (ii) have deductions withheld from such Eligible Employee's payroll for purposes of participation in the Plan until after the commencement of such subsequent Offering Period.

(b) Payroll deductions for a participant will commence on the first pay day following the Offering Date and will end on the last pay day prior to the termination of such Offering Period to which such authorization is applicable, unless sooner terminated as provided in Sections 10 and 11 hereof.

(c) All payroll deductions made for a participant will be credited to his or her account under the Plan and will be withheld in whole percentages only. A participant may not make any additional payments into such account. No Eligible Employee shall be permitted to participate simultaneously in more than one Offering Period.

(d) Subject to Applicable Law, a participant may discontinue his or her participation in the Plan as provided in Section 10, or may decrease the rate of his or her payroll deductions during the Offering Period by (i) properly completing and submitting to the Company's payroll office (or its designee), on or before a date prescribed by the Company prior to an applicable Exercise Date, a new subscription agreement authorizing the change in payroll deduction rate in the form provided by the Company for such purpose, or (ii) following an electronic or other procedure prescribed by the Company. If a participant has not followed such procedures to change the rate of payroll deductions, the rate of his or her payroll deductions will continue at the originally elected rate throughout the Offering Period and future Offering Periods (unless terminated as provided in Section 6(d)). The Company may, in its sole discretion, limit the nature and/or number of payroll deduction rate changes that may be made by participants during any Offering Period. Any change in payroll deduction rate made pursuant to this Section 6(d) will be effective as of the first full payroll period following five (5) business days after the date on which the change is made by the participant. If a participant decreases his or her payroll deductions to zero percent (0%), any subsequent election to increase his or her rate of payroll deductions will not take effect until the next Purchase Period (or the next Offering Period, if such increase is being made in the last Purchase Period of the Offering Period). If a participant elects to increase his or her payroll deductions during a Purchase Period, such election will not take effect until the next Purchase Period (or the next Offering Period, if such increase is being made in the last Purchase Period of the Offering Period).

(e) Notwithstanding the foregoing, to the extent necessary to comply with Section 423(b)(8) of the Code and Section 3(b) and Applicable Law, a participant's payroll deductions may be decreased to zero percent (0%) at any time during an Offering Period. Subject to Section 423(b)(8) of the Code and Section 3(b) hereof, payroll deductions will recommence at the rate originally elected by the participant prior to such reduction, unless terminated by the participant as provided in Section 10.

(f) At the time the option is exercised, in whole or in part, or at the time some or all of the Common Stock issued under the Plan is disposed of, the participant must make adequate provision for the Company's or Employer's federal, state, or any other tax withholding liability payable to any authority, national insurance, social security or

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other tax withholding obligations, if any, which arise upon the exercise of the option or the disposition of the Common Stock. At any time, the Company or the Employer may, but will not be obligated to, withhold from the participant's compensation the amount necessary for the Company or the Employer to meet applicable withholding obligations, including any withholding required to make available to the Company or the Employer any tax deductions or benefits attributable to the sale or early disposition of Common Stock by the participant.

7. <u>Grant of Option</u>. On the Offering Date of each Offering Period, each Eligible Employee participating in such Offering Period will be granted an option to purchase on each Exercise Date during such Offering Period (at the applicable Purchase Price) up to a number of shares of Common Stock determined by dividing such Eligible Employee's payroll deductions accumulated prior to such Exercise Date and retained in the Eligible Employee's account as of the Exercise Date by the applicable Purchase Price; provided that in no event will an Eligible Employee be permitted to purchase during any twelve (12) month period more than six thousand (6,000) shares of the Common Stock (subject to any adjustment pursuant to Section 19), and provided further that such purchase will be subject to the limitations set forth in Sections 3(b) and 13. The Eligible Employee may accept the grant of such option with respect to any Offering Period under the Plan, by electing to participate in the Plan in accordance with the requirements of Section 5. The Administrator may, for future Offering Periods, increase or decrease, in its absolute discretion, the maximum number of shares of Common Stock that each Eligible Employee may purchase during each Offering Period. Exercise of the option will occur as provided in Section 8, unless the participant has withdrawn pursuant to Sections 10 or 11. The option will expire on the last day of the Offering Period.

8. <u>Exercise of Option</u>.

(a) Unless a participant withdraws from the Plan as provided in Sections 10, 11 or otherwise, his or her option for the purchase of shares of Common Stock will be exercised automatically on the Exercise Date, and the maximum number of full shares of Common Stock subject to his or her option will be purchased for such participant at the applicable Purchase Price with the accumulated payroll deductions remaining in his or her account that have not been previously applied toward the purchase of Common Stock under this Plan. No fractional shares of Common Stock will be purchased; any payroll deductions accumulated in a participant's account which are not sufficient to purchase a full share of Common Stock will be retained in the participant's account for the subsequent Offering Period or Purchase Period, as applicable, subject to earlier withdrawal by the participant as provided in Sections 10 and 11. Any other funds left over in a participant's account after the Exercise Date will be returned to the participant (without interest thereon, except as otherwise required under Applicable Laws) as soon as administratively practicable. During a participant's lifetime, a participant's option to purchase shares hereunder is exercisable only by him or her. No shares of Common Stock shall be purchased on an Exercise Date on behalf of a participant whose participation in an Offering Period or the Plan has terminated before such Exercise Date.

(b) If the Administrator determines that, on a given Exercise Date, the number of shares of Common Stock with respect to which options are to be exercised may exceed the number of shares of Common Stock available for sale under the Plan on such Exercise Date, the Company will make a pro rata allocation of the shares of Common Stock available for purchase on such Exercise Date in as uniform a manner as will be practicable and as it will determine in its sole discretion to be equitable among all participants exercising options to purchase Common Stock on such Exercise Date, and the Administrator may continue all Offering Periods then in effect or terminate all Offering Periods then in effect pursuant to Section 20. The Company may make a pro rata allocation of the shares available on the Offering Date of any applicable Offering Period pursuant to the preceding sentence, notwithstanding any authorization of additional shares for issuance under the Plan by the Company's stockholders subsequent to such Offering Date.

9. <u>Delivery</u>. As soon as reasonably practicable after each Exercise Date on which a purchase of shares of Common Stock occurs, the Company will arrange the delivery to each participant the shares purchased upon exercise of his or her option in a form determined by the Company (in its sole discretion), subject to any rules established by the Administrator. No participant will have any voting, dividend, or other stockholder rights with respect to shares of Common Stock subject to any option granted under the Plan until such shares have been purchased and delivered to the participant as provided in this Section 9.

10. Withdrawal.

(a) A participant may withdraw all but not less than all the payroll deductions credited to his or her account and not yet used to exercise his or her option under the Plan on or prior to such date or dates that have been designated by the Administrator from time to time in its sole discretion by (i) submitting to the Company's payroll office (or its designee) a written notice of withdrawal in the form prescribed by the Company for such purpose, or (ii) following an electronic or other withdrawal procedure prescribed by the Company. All of the participant's payroll deductions credited to his or her account will be paid to such participant promptly after receipt of notice of withdrawal and such participant's option for the Offering Period will be automatically terminated, and no further payroll deductions for the purchase of shares will be made for such Offering Period. If a participant withdraws from an Offering Period, payroll deductions will not resume at the beginning of the succeeding Offering Period, unless the participant re-enrolls in the Plan in accordance with the provisions of Section 5.

(b) A participant's withdrawal from an Offering Period will not have any effect upon his or her eligibility to participate in any similar plan which may hereafter be adopted by the Company or in succeeding Offering Periods which commence after the termination of the Offering Period from which the participant withdraws.

(c) Automatic Rollover. If the Fair Market Value of a share of Common Stock on an Exercise Date (other than the final Exercise Date of an Offering Period) is less than the Fair Market Value of a share of Common Stock on the Offering Date of an Offering Period (each such Offering Period, a "Terminating Offering Period"), then (i) each Terminating Offering Period shall terminate immediately at the end of such Exercise Date, but, for the avoidance of doubt, after giving effect to the exercise and purchase of shares of Common Stock for the Purchase Period, and (ii) each participant in such Terminating Offering Period shall be automatically enrolled in the Offering Period commencing on the first Trading Day immediately following such Exercise Date.

11. Termination of Eligibility. Upon a participant's ceasing to be an Eligible Employee, for any reason, he or she will be deemed to have elected to withdraw immediately from the Plan (and the participant's participation in the Plan shall terminate immediately) and the payroll deductions credited to such participant's account during the Offering Period but not yet used to purchase shares of Common Stock under the Plan will be returned to such participant or, in the case of his or her death, to the person or persons entitled thereto under Section 15, and such participant's option will be automatically terminated. If a participant transfers employment from the Company or any Designated Subsidiary participating in the Section 423 Component to any Designated Subsidiary participating in the Non-Section 423 Component, such transfer shall not be treated as a termination of employment, but the participant shall immediately cease to participate in the Section 423 Component; however, any contributions made for the Offering Period in which such transfer occurs shall be transferred to the Non-Section 423 Component, and such participant shall immediately join the then-current Offering under the Non-Section 423 Component upon the same terms and conditions in effect for the participant's participation in the Section 423 Component, except for such modifications otherwise applicable for participants in such Offering Period. A participant who transfers employment from any Designated Subsidiary participating in the Non-Section 423 Component to the Company or any Designated Subsidiary participating in the Section 423 Component shall not be treated as terminating the participant's employment and shall remain a participant in the Non-Section 423 Component until the earlier of (i) the end of the current Offering Period under the Non-Section 423 Component, or (ii) the Offering Date of the first Offering Period in which the participant is eligible to participate following such transfer. Notwithstanding the foregoing, the Administrator may establish different rules to govern transfers of employment between companies participating in the Section 423 Component and the Non-Section 423 Component, consistent with the applicable requirements of Section 423 of the Code.

12. Interest. No interest will accrue on the payroll deductions of a participant in the Plan, unless required by Applicable Laws.

13. Stock.

(a) Subject to adjustment upon changes in capitalization of the Company as provided in Section 19 hereof, the maximum number of shares of Common Stock which will be made available for sale under the Plan will be forty-six million (46,000,000) shares.

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(b) Until the shares are issued (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), a participant will only have the rights of an unsecured creditor with respect to such shares, and no right to vote or receive dividends or any other rights as a stockholder will exist with respect to such shares.

(c) Shares of Common Stock to be delivered to a participant under the Plan will be registered in the name of the participant or, at the sole discretion of the Company, in the name of the participant and his or her spouse.

14. Administration.

The Plan will be administered by the Board or a Committee appointed by the Board, which Committee will be constituted to comply with Applicable Laws. The Administrator will have full and exclusive discretionary authority to construe, interpret and apply the terms of the Plan, to determine eligibility and to adjudicate all disputed claims filed under the Plan. Every finding, decision and determination made by the Administrator will, to the full extent permitted by law, be final and binding upon all parties. Notwithstanding any provision to the contrary in this Plan, and, with respect to the Section 423(b) Plan, to the extent permissible under Code Section 423 and proposed or final Treasury Regulations promulgated thereunder (and other Internal Revenue Service guidance), the Administrator may adopt rules or procedures relating to the operation and administration of the Plan to accommodate the specific requirements of local laws and procedures for jurisdictions outside of the United States. Without limiting the generality of the foregoing, the Administrator is specifically authorized to adopt rules and procedures regarding handling payroll deductions, payment of interest, making of contributions to the Plan, defining eligible Compensation, establishment of bank or trust accounts to hold payroll deductions, conversion of local currency, obligations to pay payroll tax, determination of beneficiary designation requirements, data privacy security, withholding procedures and handling of stock certificates which vary with local requirements.

The Administrator may also adopt rules, procedures, appendices or sub-plans applicable to particular Subsidiaries or locations, which sub-plans may be designed to be outside the scope of Code Section 423. The rules of such sub-plans may take precedence over other provisions of this Plan, but unless otherwise superseded by the terms of such sub-plan, the provisions of this Plan shall govern the operation of such sub-plan. To the extent inconsistent with the requirements of Code Section 423, such sub-plan shall be considered part of the Non-Section 423(b) Plan, and rights granted thereunder shall not be considered to comply with Code Section 423.

15. Designation of Beneficiary.

(a) At the sole discretion of the Company and subject to Applicable Law, a participant may file a designation of a beneficiary who is to receive any shares of Common Stock and cash, if any, from the participant's account under the Plan in the event of such participant's death subsequent to an Exercise Date on which the option is exercised but prior to delivery to such participant of such shares and cash. In addition, a participant may file a designation of a beneficiary who is to receive any cash from the participant's account under the Plan in the event of such participant's death prior to exercise of the option. If a participant is married and the designated beneficiary is not the spouse, spousal consent will be required for such designation to be effective.

(b) Such designation of beneficiary may be changed by the participant at any time by notice in a form determined by the Company. In the event of the death of a participant and in the absence of a beneficiary validly designated under the Plan who is living at the time of such participant's death, the Company will deliver such shares and/or cash to the executor or administrator of the estate of the participant, or if no such executor or administrator has been appointed (to the knowledge of the Company), the Company, in its discretion, may deliver such shares and/or cash to the spouse or to any one or more dependents or relatives of the participant, or if no spouse, dependent or relative is known to the Company, then to such other person as the Company may designate.

(c) All beneficiary designations will be in such form and manner as the Company may designate from time to time.

16. Transferability. Neither payroll deductions credited to a participant's account nor any rights with regard to the exercise of an option or to receive shares of Common Stock under the Plan may be assigned, transferred, pledged or otherwise disposed of in any way (other than by will, the laws of descent and distribution or as provided in

Section 15 hereof) by the participant. Any such attempt at assignment, transfer, pledge or other disposition will be without effect, except that the Company may treat such act as an election to withdraw funds from an Offering Period in accordance with Section 10 hereof.

17. Use of Funds. The Company may use all payroll deductions received or held by it under the Plan for any corporate purpose, and the Company will not be obligated to segregate such payroll deductions. Until shares of Common Stock are issued, participants will only have the rights of an unsecured creditor with respect to such shares.

18. Reports. Individual accounts will be maintained for each participant in the Plan. Statements of account will be given to participating Eligible Employees at least annually, which statements will set forth the amounts of payroll deductions, the Purchase Price, the number of shares of Common Stock purchased and the remaining cash balance, if any.

19. Adjustments, Dissolution, Liquidation, Merger or Change in Control.

(a) Adjustments. In the event that any dividend or other distribution (whether in the form of cash, Common Stock, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, or exchange of Common Stock or other securities of the Company, or other change in the corporate structure of the Company affecting the Common Stock occurs, the Administrator, in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan, will, in such manner as it may deem equitable, adjust the number and class of Common Stock which may be delivered under the Plan, the Purchase Price per share and the number of shares of Common Stock covered by each option under the Plan which has not yet been exercised, and the numerical limits of Sections 7 and 13.

(b) Dissolution or Liquidation. In the event of the proposed dissolution or liquidation of the Company, any Offering Period then in progress will be shortened by setting a New Exercise Date, and will terminate immediately prior to the consummation of such proposed dissolution or liquidation, unless provided otherwise by the Administrator. The New Exercise Date will be before the date of the Company's proposed dissolution or liquidation. The Administrator will notify each participant in writing, at least ten (10) business days prior to the New Exercise Date, that the Exercise Date for the participant's option has been changed to the New Exercise Date and that the participant's option will be exercised automatically on the New Exercise Date, unless prior to such date the participant has withdrawn from the Offering Period.

(c) Merger or Change in Control. In the event of a merger or Change in Control, each outstanding option will be assumed or an equivalent option substituted by the successor corporation or a Parent or Subsidiary of the successor corporation. In the event that the successor corporation refuses to assume or substitute for the option, the Offering Period with respect to which such option relates will be shortened by setting a New Exercise Date and will end on the New Exercise Date. The New Exercise Date will occur before the date of the Company's proposed merger or Change in Control. The Administrator will notify each participant in writing, at least ten (10) business days prior to the New Exercise Date, that the Exercise Date for the participant's option has been changed to the New Exercise Date and that the participant's option will be exercised automatically on the New Exercise Date, unless prior to such date the participant has withdrawn from the Offering Period.

20. Amendment or Termination.

(a) The Administrator, in its sole discretion, may amend, suspend, or terminate the Plan, or any part thereof, at any time and for any reason; provided, however, that adding additional shares available for sale under the Plan (other than pursuant to Section 19(a)) shall require stockholder approval. If the Plan is terminated, the Administrator, in its discretion, may elect to terminate all outstanding Offering Periods either immediately or upon completion of the purchase of shares of Common Stock on the next Exercise Date (which may be sooner than originally scheduled, if determined by the Administrator in its discretion), or may elect to permit Offering Periods to expire in accordance with their terms (and subject to any adjustment pursuant to Section 19). If the Offering Periods are terminated prior to expiration, all payroll deduction amounts then credited to participants' accounts which have not been used to purchase shares of Common Stock will be returned to the participants (without interest thereon, except as otherwise required under Applicable Laws) as soon as administratively practicable.

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(b) Without stockholder consent and without limiting Section 20(a), to the extent permitted by applicable provisions of law, the Administrator will be entitled to amend the Offering Periods, determine the terms of new Offering Periods (including, but not limited to (i) the length of such Offering Periods, provided that no such Offering Period shall be more than 27 months, (ii) whether such Offering Periods will include one or more embedded Offering Periods and/or (iii) whether such Offering Periods will have an automatic restart or reset provision), provide for overlapping Offering Periods, limit the frequency and/or number of changes in the amount withheld during an Offering Period, establish the exchange ratio applicable to amounts withheld in a currency other than U.S. dollars, permit payroll withholding in excess of the amount designated by a participant in order to adjust for delays or mistakes in the Company's processing of properly completed withholding elections, establish reasonable waiting and adjustment periods and/or accounting and crediting procedures to ensure that amounts applied toward the purchase of Common Stock for each participant properly correspond with amounts withheld from the participant's Compensation, and establish such other limitations or procedures as the Administrator determines in its sole discretion advisable which are consistent with the Plan.

(c) In the event the Administrator determines that the ongoing operation of the Plan may result in unfavorable financial accounting consequences, the Administrator may, in its discretion and, to the extent necessary or desirable, modify, amend or terminate the Plan to reduce or eliminate such accounting consequence including, but not limited to:

(i) amending the Plan to conform with the safe harbor definition under Statement of Financial Accounting Standards 123(R), including with respect to an Offering Period underway at the time;

(ii) altering the Purchase Price for any Offering Period including an Offering Period underway at the time of the change in Purchase Price;

(iii) shortening any Offering Period by setting a New Exercise Date, including an Offering Period underway at the time of the Administrator action;

(iv) reducing the maximum percentage of Compensation a participant may elect to set aside as payroll deductions; and

(v) reducing the maximum number of shares a participant may purchase during any Offering Period.

Such modifications or amendments will not require stockholder approval or the consent of any Plan participants.

21. Notices. All notices or other communications by a participant to the Company under or in connection with the Plan will be deemed to have been duly given when received in the form and manner specified by the Company at the location, or by the person, designated by the Company for the receipt thereof.

22. Conditions Upon Issuance of Shares. Shares of Common Stock will not be issued with respect to an option unless the exercise of such option and the issuance and delivery of such shares pursuant thereto will comply with all applicable provisions of law, domestic or foreign, including, without limitation, the Securities Act of 1933, as amended, the Exchange Act, the rules and regulations promulgated thereunder, and the requirements of any stock exchange upon which the shares may then be listed, and will be further subject to the approval of counsel for the Company with respect to such compliance.

As a condition to the exercise of an option, the Company may require the person exercising such option to represent and warrant at the time of any such exercise that the shares are being purchased only for investment and without any present intention to sell or distribute such shares if, in the opinion of counsel for the Company, such a representation is required by any of the aforementioned applicable provisions of law.

23. Reimbursement of Taxes. The Administrator shall have the discretion to require reimbursement from any Plan participant in full for any liability that the Company or the Employer incurs towards any tax paid or payable in respect to participant's participation in the Plan, the grant of any option pursuant to the Plan, or the exercise of participant's option, provided that such reimbursement is provided for in the subscription agreement. The Company may require security for such reimbursement of taxes as a precondition to participant participating in the Plan, the grant of any option, or the exercise of this option on behalf of Participant. The Administrator shall have the authority to approve additional documents or forms which may be requested by the Company for such security, collection or otherwise for reimbursement of such taxes to the Company.

Annex C

JUNIPER NETWORKS, INC.
Reconciliations between GAAP and non-GAAP Financial Measures
(in millions, except percentages and per share amounts)
(unaudited)

		Twelve Months Ended	
		December 31, 2023	December 31, 2022
GAAP net income		$ 310.2	$471.0
Share-based compensation expense	C	279.4	209.3
Share-based payroll tax expense	C	6.7	8.9
Amortization of purchased intangible assets	A	68.6	74.8
Restructuring charges (benefits)	B	98.0	20.2
Acquisition and integration-related charges (benefits)	A	0.7	2.2
Gain on divestiture	B	—	(45.8)
Loss (gain) on privately-held investments[1]	B	97.3	(20.4)
Loss (gain) on equity investments[1]	B	(0.5)	2.7
Loss from equity method investment	B	9.6	4.8
Recognition of previously unrecognized tax benefits	B	—	(8.1)
Income tax effect of tax legislation	B	(7.8)	—
One-time tax benefit[2]	B	(15.5)	—
Income tax effect of non-GAAP exclusions	B	(120.2)	(83.9)
Others	B	9.9	6.9
Non-GAAP net income		$ 736.4	$642.6
GAAP diluted net income per share		$ 0.95	$ 1.43
Non-GAAP diluted net income per share	D	$ 2.26	$ 1.95
Shares used in computing diluted net income per share		325.9	329.5

[1] The prior period amounts have been reclassified to conform to the current period presentation.
[2] Benefit due to a one-time change in the geographic mix of taxable earnings.

Discussion of Non-GAAP Financial Measures

Juniper Networks believes that the presentation of non-GAAP financial information provides important supplemental information to management and investors regarding financial and business trends relating to the company's financial condition and results of operations.

This annex, including the tables above, includes the following non-GAAP financial measures derived from our Consolidated Statements of Operations included in our 2023 Annual Report on Form 10-K: net income; and diluted net income per share. These measures are not presented in accordance with, nor are they a substitute for GAAP. In addition, these measures may be different from non-GAAP measures used by other companies, limiting their usefulness for comparison purposes. The non-GAAP financial measures used in the table above should not be considered in isolation from measures of financial performance prepared in accordance with GAAP. Investors are cautioned that there are material limitations associated with the use of non-GAAP financial measures as an analytical tool. Certain of the adjustments to our GAAP financial measures reflect the exclusion of items that are recurring and will be reflected in our financial results for the foreseeable future.

Continues on next page ▶

We utilize a number of different financial measures, both GAAP and non-GAAP, in analyzing and assessing the overall performance of our business, in making operating decisions, forecasting and planning for future periods, and determining payments under compensation programs. We consider the use of the non-GAAP measures presented above to be helpful in assessing the performance of the continuing operation of our business. By continuing operation, we mean the ongoing revenue and expenses of the business, excluding certain items that render comparisons with prior periods or analysis of on-going operating trends more difficult, such as expenses not directly related to the actual cash costs of development, sale, delivery or support of our products and services, or expenses that are reflected in periods unrelated to when the actual amounts were incurred or paid. Consistent with this approach, we believe that disclosing non-GAAP financial measures to the readers of our financial statements provides such readers with useful supplemental data that, while not a substitute for financial measures prepared in accordance with GAAP, allows for greater transparency in the review of our financial and operational performance. In addition, we have historically reported non-GAAP results to the investment community and believe that continuing to provide non-GAAP measures provides investors with a tool for comparing results over time. In assessing the overall health of our business for the periods covered by the table above and, in particular, in evaluating the financial line items presented in the table above, we have excluded items in the following three general categories, each of which are described below: Acquisition Related Charges, Other Items, and Share-Based Compensation Related Items. We also provide additional detail below regarding the shares used to calculate our non-GAAP net income per share. Notes identified for line items in the table above correspond to the appropriate note description below.

The above tables and reconciliations can also be found on our Investor Relations website at http://investor.juniper.net.

Note A: Acquisition Related Charges. We exclude certain expense items resulting from acquisitions including amortization of purchased intangible assets associated with our acquisitions. The amortization of purchased intangible assets associated with acquisitions results in recording expenses in our GAAP financial statements that were already expensed by the acquired company before the acquisition and for which we have not expended cash. Moreover, had we internally developed the products acquired, the amortization of intangible assets, and the expenses of uncompleted research and development would have been expensed in prior periods. Accordingly, we analyze the performance of our operations in each period without regard to such expenses. In addition, acquisitions result in non-continuing operating expenses, which would not otherwise have been incurred by us in the normal course of our business operations. We believe that providing non-GAAP information for acquisition-related expense items in addition to the corresponding GAAP information allows the users of our financial statements to better review and understand the historic and current results of our continuing operations, and also facilitates comparisons to less acquisitive peer companies.

Note B: Other Items. We exclude certain other items that are the result of either unique, infrequent or unplanned events, including the following, when applicable: (i) strategic investment-related gain or loss, including gain or loss from our equity method investment and our privately-held investments; (ii) legal reserve and settlement charges or benefits; (iii) gain or loss on significant isolated events or transactions, including divestitures and the Russia-Ukraine conflict, which are directly related to the events, objectively quantifiable, and not expected to occur regularly in the future that are not indicative of our core operating results; (iv) legal and advisory fees incurred to effect the acquisition by HPE; (v) significant effects of tax legislation and judicial or administrative interpretation of tax regulations, including the impact of income tax reform; (vi) recognition of previously unrecognized tax benefits that are non-recurring in nature; and (vii) the income tax effect on our financial statements of excluding items related to our non-GAAP financial measures. Additionally, the non-GAAP results exclude the effects of NQDC-related investments. It is difficult to estimate the amount or timing of these items in advance. Although these events are reflected in our GAAP financial statements, these transactions may limit the comparability of our on-going operations with prior and future periods.

In addition, we exclude restructuring benefits or charges as these result from events that arise from unforeseen circumstances, which often occur outside of the ordinary course of continuing operations. As such, we believe these expenses do not accurately reflect the underlying performance of our continuing business operations for the period in which they are incurred or comparisons to past operating results. We also exclude gains or losses related to strategic investments as well as significant isolated events as they are directly related to an event that is distinct and does not reflect current ongoing business operations. In the case of legal reserves and settlements, these gains or losses are recorded in the period in which the matter is concluded or resolved even though the subject matter of the underlying dispute may relate to multiple or different periods. As such, we believe that these expenses do not accurately reflect the underlying performance of our continuing operations for the period in which they are incurred.

Additionally, we exclude previously unrecognized tax benefits that are non-recurring in nature which are recorded in the period in which applicable statutes of limitation lapse or upon the completion of tax review cycles as the tax matter may relate to multiple or different periods. Further, certain items related to global tax reform may continue to impact the business and are generally unrelated to the current level of business activity. We believe these tax events limit the comparability with prior periods and that these expenses or benefits do not accurately reflect the underlying performance of our continuing business operations for the period in which they are incurred. We also believe providing financial information with and without the income tax effect of excluding items related to our non-GAAP financial measures provide our management and users of the financial statements with better clarity regarding the on-going performance and future liquidity of our business. Because of these factors, we assess our operating performance with these amounts both included and excluded, and by providing this information, we believe the users of our financial statements are better able to understand the financial results of what we consider our continuing operations.

Note C: Share-Based Compensation Related Items. We provide non-GAAP information relative to our expense for share-based compensation and related payroll tax. Due to the varying available valuation methodologies, subjective assumptions and the variety of award types, which affect the calculations of share-based compensation, we believe that the exclusion of share-based compensation and related payroll tax allows for more accurate comparisons of our operating results to our peer companies and is useful to investors to understand the impact of share-based compensation on our results of operations. Further, expense associated with granting share-based awards does not reflect any cash expenditures by the company as no cash is expended.

Note D: Non-GAAP Net Income Per Share Items. We provide diluted non-GAAP net income per share. The diluted non-GAAP net income per share includes additional dilution from potential issuance of common stock, except when such issuances would be anti-dilutive.

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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2023

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from_____ to_____

Commission file number 001-34501

JUNIPER NETWORKS, INC.

(Exact name of registrant as specified in its charter)

Delaware	**77-0422528**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*

1133 Innovation Way	
Sunnyvale, California	**94089**
(Address of principal executive offices)	*(Zip code)*

(408) 745-2000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Trading Symbol**	**Name of each exchange on which registered**
Common Stock, par value $0.00001 per share	JNPR	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filings requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large, accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒   Accelerated filer ☐   Non-accelerated filer ☐   Smaller reporting company ☐   Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of voting common stock held by non-affiliates of the registrant was approximately $9,826,000,000 as of June 30, 2023, the last business day of the registrant's most recently completed second fiscal quarter (based on the closing sales price for the common stock on the New York Stock Exchange on such date).

As of February 5, 2024, there were 321,907,366 shares of the registrant's common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

As noted herein, the information called for by Part III is incorporated by reference to specified portions of the registrant's definitive proxy statement to be filed in conjunction with the registrant's 2024 Annual Meeting of Stockholders, which is expected to be filed not later than 120 days after the registrant's fiscal year ended December 31, 2023.

Juniper Networks, Inc.
Form 10-K

Table of Contents

		Page
PART I		
ITEM 1.	Business	3
ITEM 1A.	Risk Factors	22
ITEM 1B.	Unresolved Staff Comments	41
ITEM 1C.	Cybersecurity	42
ITEM 2.	Properties	44
ITEM 3.	Legal Proceedings	44
ITEM 4.	Mine Safety Disclosures	44
PART II		
ITEM 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	45
ITEM 6.	[Reserved]	47
ITEM 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	47
ITEM 7A.	Quantitative and Qualitative Disclosures About Market Risk	59
ITEM 8.	Financial Statements and Supplementary Data	61
ITEM 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	109
ITEM 9A.	Controls and Procedures	109
ITEM 9B.	Other Information	110
ITEM 9C.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	110
PART III		
ITEM 10.	Directors, Executive Officers and Corporate Governance	111
ITEM 11.	Executive Compensation	111
ITEM 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	111
ITEM 13.	Certain Relationships and Related Transactions, and Director Independence	111
ITEM 14.	Principal Accountant Fees and Services	111
PART IV		
ITEM 15.	Exhibits and Financial Statement Schedules	112
ITEM 16.	Form 10-K Summary	114
SIGNATURES		115

Forward-Looking Statements

This Annual Report on Form 10-K, which we refer to as the Report, including "Management's Discussion and Analysis of Financial Condition and Results of Operations," contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding future events and the future results of Juniper Networks, Inc., which we refer to as "Juniper Networks," "Juniper," "we," "us," or the "Company," that are based on our current expectations, estimates, forecasts, and projections about our business, our results of operations, the industry in which we operate, our economic and market outlook, and the beliefs and assumptions of our management. These forward-looking statements include, but are not limited to, statements concerning our proposed acquisition by Hewlett Packard Enterprise Company ("HPE") pursuant to an Agreement and Plan of Merger, dated as of January 9, 2024 (the "Merger Agreement"), by and among Juniper, HPE, and Jasmine Acquisition Sub, Inc., a wholly owned subsidiary of HPE ("Merger Sub"), pursuant to which Merger Sub will merge with and into the Company (the "Merger"), with the Company surviving the Merger as a wholly owned subsidiary of HPE, including our expectations regarding the timing and completion of the proposed acquisition as well as general business uncertainty relating to the proposed acquisition and the anticipated benefits of the proposed acquisition. All statements other than statements of historical fact are statements that could be deemed to be forward-looking statements. Words such as "expects," "anticipates," "targets," "goals," "projects," "will," "would," "could," "intends," "plans," "believes," "seeks," "estimates," variations of such words, and similar expressions are intended to identify such forward-looking statements. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, and these forward-looking statements are only predictions and are subject to risks, uncertainties, and assumptions that are difficult to predict, including the impact of current worldwide economic uncertainty, inflation, monetary policy shifts, recession risks, and other disruptions due to geopolitical conditions and global health emergencies, continuing supply chain challenges, and our ability to successfully manage the associated demand, supply, and operational impacts, such as excess inventory, as well as our expectations regarding backlog, customer and product mix, changes in overall technology spending by our customers, the timing of orders and their fulfillment, business and economic conditions in the networking industry, our overall future prospects, and the outcome of any legal proceedings that may be instituted against us related to the Merger Agreement, including related disclosures, or the transactions contemplated thereby. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. Factors that might cause or contribute to such differences include, but are not limited to, those discussed in this Report under the section entitled "Risk Factors" in Item 1A of Part I and elsewhere, and in other reports we file with the U.S. Securities and Exchange Commission, or the SEC. In addition, many of the foregoing risks and uncertainties are, and could be, exacerbated by any worsening of the global business, financial, political, and economic environments. While forward-looking statements are based on reasonable expectations of our management at the time that they are made, you should not rely on them. We undertake no obligation to revise or update publicly any forward-looking statements for any reason, except as required by applicable law.

PART I

ITEM 1. *Business*

Overview

Juniper Networks delivers reliable and secure networking technology to our customers, including network operators, telecommunication and cloud providers, enterprise IT teams, lines of businesses and network users such as individual devices, machines, applications, microservices and data stores. Businesses across the world use our solutions to access the internet and digital services, and our networks support their mission critical tasks. Since our inception, we believe that our solutions have led the way in high-performance networking when scaling the internet was a top priority. As organizations shift to remote work models, and adopt hybrid and multi-cloud architectures, our customers are facing greater challenges operating increasingly complex networks and handling more traffic with fewer staff members and lower IT budgets. Our cloud-driven, Artificial Intelligence ("AI") native technology simplifies network operations and meaningfully improves end-user experience by proactively resolving problems, resulting in fewer support tickets and less time to deploy, manage, and maintain the network than other competitive solutions. We believe this is our key differentiator.

Our solutions address secure connectivity needs for:

- Cloud and telecommunication service providers who build and operate the most mission critical networks in the world.

- Enterprises in a broad array of industries including financial services, education, healthcare, retail, government agencies who are increasingly building mission critical networks to support their digital strategies.

Our AI-native, enterprise networking operations ("AIOps") software-as-a-service ("SaaS") platform leverages data and automation to enable reliable, predictable, measurable user experience and superior performance for operators by simplifying deployment and day-to-day operations across the entire network.

We categorize our customers into three verticals: Enterprise, Cloud and Service Provider. Our solutions are supporting the most demanding use cases across each vertical.

We strive to design and build best-in-class products and solutions to address our customer priorities, including:

- **Automated Wide Area Networking**: Routing solutions for Wide Area Networking
- **AI-Driven Enterprise**: Cloud management, networking and security solution for campus and branch environments such as universities, hospitals, and bank branches
- **Cloud-Ready Data Center**: Fabric management, switching, network security and software-defined networking ("SDN") solutions for next generation public and private data centers

In addition to our products, we offer a variety of services, including maintenance and support, professional services, SaaS, and education and training programs to provide solutions that address our customers' needs.

We sell our solutions in more than 150 countries in three geographic regions: Americas; Europe, Middle East, and Africa, which we refer to as EMEA; and Asia Pacific, which we refer to as APAC.

Our corporate headquarters are located in Sunnyvale, California. Our website address is www.juniper.net.

Strategy

Secure networks are becoming mission critical to all customers as businesses rapidly digitize, adopt hybrid/multi-cloud architectures, and move to remote work models. As networks become central to the digital value chain, customers are increasingly looking for solutions that offer secure end-to-end connectivity and a network experience that meets their business outcomes. We have adopted the "Experience-First Networking" strategic approach to simplify operations and deliver a superior network experience to our customers. We focus on delivering networking solutions that are easy to deploy, resolve issues quickly and proactively assure network performance that meets business outcomes and are secure by design.


Experience-First Networking drives increased value for customers
Value
4
Secure
Protect users, data and infrastructure
3
Not just "Up" but "Good"
Assure performance meets Service Level Agreements (SLAs)
2
Just works
Resolve issues quickly and proactively
1
Easy to get what is needed
Simple ordering, deployment and provisioning; fast time to value
Customer Journey with Juniper

This strategy is achieved through:

- **Product innovation:** Developing high performance silicon, systems, and software for secure networks at scale
- **Unified AIOps for end-to-end assured experiences:** Leveraging data, cloud-native architecture, and advanced technologies (automation, insights, and AI-driven actions) to simplify deployment and operations, deliver reliable, secure and high-quality connections, and enable a superior network experience

- **Openness and choice:** Open and programmable cloud platform for third party integration, management and security designed for heterogenous environments

- **Zero Trust security:** Easy to automate Zero Trust at scale via unified management experience and single policy framework

Automated Wide Area Networking Solutions

For over 25 years, Juniper Networks has been a leading provider of high-performance IP transport solutions for Wide Area Networks ("WAN"). Most of the major carrier and operator networks in the world run on our high-performance network infrastructure. We offer best-in-class products and solutions for core, edge, and metro routing, as well as automation.

Today, growth in connected devices, 5G service introduction, accelerating growth in mobile and online traffic, adoption of cloud architectures, and shifting traffic to metro are creating significant changes to networking. Moreover, the desire for operational simplicity and reduction in total cost of operations ("TCO") is accelerating interest in WAN automation, particularly from service provider customers. We are also aligned with customer focus on sustainability, driven by the need to reduce power consumption and costs, and to achieve long-term commitments to carbon neutrality.

Our strategic investments in Automated WAN are focused on protecting our business in edge routing while capturing the following growth opportunities:

- 400Gbps/800G/1.6Tbps adoption in Cloud and Service Provider verticals
- Growth in next-gen metro and edge architectures
- Automation and AIOps driven by focus on experience and TCO reduction

Our competitive strengths in WAN

- Performance, scale, and ultimate flexibility of our next generation silicon (application-specific integrated circuits, or ASIC technology)
- Cost-effective and high-performance IP transport platforms along with feature innovation
- Power optimized, modern cloud metro portfolio for sustainable business growth
- Common Junos Operating System, or Junos OS, across routing, switching, and network security to simplify experience
- Secured, assured, AI-assisted automation

Our principal products for WAN

- *ACX Series*: Our ACX Series Universal Access Routers cost-effectively address current operator challenges to rapidly deploy new high-bandwidth services. We believe that the ACX Series is well positioned to address the growing metro Ethernet and mobile backhaul needs of our customers, as we expect 5G mobile network build-outs to continue to roll out over the next few years. The platforms deliver the necessary scale and performance needed to support multi-generation wireless technologies.

- *MX Series*: Our MX Series is a family of high-performance, SDN-ready, Ethernet routers that function as a Universal Edge platform with high system capacity, density, and performance. The MX Series platforms utilize our custom silicon and provide carrier-class performance, scale, and reliability to support large-scale Ethernet deployments. We also offer the vMX, a virtual version of the MX router, which is a fully featured MX Series 3D Universal Edge Router optimized to run as software on x86 servers.

- *PTX Series*: Our PTX Series Packet Transport Routers deliver high throughput at a low cost per bit, optimized for the service provider core as well as the scale-out architectures of cloud providers. The PTX Series is built on our custom silicon and utilizes a forwarding architecture that is focused on optimizing IP/MPLS, and Ethernet. This architecture enables high density and scalability, high availability, and network simplification.

- *Juniper Paragon:* Juniper Paragon is a modular portfolio of cloud-native applications that deliver intent-based, closed-loop automation throughout the life of a network service, from Day 0 to Day 2+. Paragon speeds up scenario planning, bulletproofs network design, and accelerates device onboarding while keeping operations ahead of issues and enabling services to be delivered right the first time and every time. Juniper Paragon protects customers and businesses by measuring real service quality on the data plane for a consistent, high-quality experience. It also dramatically reduces manual tasks and processes, empowering operations teams to work more quickly, efficiently, and accurately.

AI-Driven Enterprise

Enterprises are consuming more value-as-a-service, where value is delivered in the form of cloud-based software and services driven by AI. We have introduced cloud management and security solutions, enabling enterprises to securely consume cloud infrastructure and services. We believe the transition to AIOps and SaaS presents an opportunity for us to come to market with innovative network and security solutions for our Enterprise customers, which facilitate their transition to cloud architecture as well as superior operational and user experience.

Our strategic investments in AI-Driven Enterprise are focused on secure client-to-cloud and architectural differentiation to enrich the end-user experience while reducing operations cost and capturing the following growth opportunities:

- Mist AI uses a combination of AI, machine learning, and data science techniques to optimize user experiences and simplify operations across the wireless access, wired access, and SD-WAN domains.
- Machine learning technology simplifies wireless and wired operations and delivers a more agile cloud services platform.
- Session Smart Router ("SSR") portfolio acquired from 128 Technology extends the value of Mist's secure AI-engine and cloud management capabilities from client-to-cloud.

Our competitive strengths in AI-Driven Enterprise

- **Cloud-native architecture that radically simplifies deployment and day-to-day operations:** Our architectural differences simplify large-scale deployments from months or weeks to mere hours. They also enable us to resolve issues rapidly and proactively, for example, by dynamically detecting anomalies in real time and automatically capturing network packets for troubleshooting without human intervention. Our open and programmable platform makes it simple to integrate with third-party technologies.

- **Mist AI-enabled technology delivering real outcomes:** We leverage data, automation, and Mist AI-technology to significantly reduce trouble tickets, deliver a superior user experience and lower TCO for our customers. Our technology enables customers to use simple natural language queries to troubleshoot the network. Our recent integration with large language models (ChatGPT) further enhances this capability.

- **SD-WAN technology optimized for bandwidth and cost sensitive environments:** Our third generation Software Defined-Wide Area Network ("SD-WAN") delivers unique technology that materially reduces WAN overhead, minimizes network latency, and replaces outdated and cumbersome network policies with flexible and real-time actions that are tied to real business and user needs.

Our principal products for AI-Driven Enterprise

- *Juniper Access Points*: Our access points provide Wi-Fi access and performance, which is automatically optimized through reinforcement learning algorithms. Our access points also have a dynamic virtual Bluetooth low energy element antenna array for accurate and scalable location services.

- *EX Series*: Our EX Series Ethernet switches address the access, aggregation, and core layer switching requirements of micro branch, branch office, and campus environments, providing a foundation for the fast, secure, and reliable delivery of applications able to support strategic business processes.

- *Session Smart Routers*: Our SSR enables agile, secure, and resilient WAN connectivity with breakthrough economics and simplicity. SSR routers transcend inherent inefficiencies and cost constraints of conventional networking products and legacy SD-WAN solutions, delivering a flexible, application-aware network fabric that meets stringent enterprise performance, security, and availability requirements.

- *Wired, Wireless, and WAN Assurance driven by Mist AI*: We provide visibility all the way down to the individual client, application and session to optimize individual user experiences from client to cloud. With customizable service levels that span the LAN, WLAN, and WAN, our solutions enable our customers to set and measure key metrics and proactively assure optimal user experiences on an ongoing basis. In addition, automated workflows are combined with event correlation, predictive analytics, and proactive self-driving operations to simplify IT operations and minimize end-to-end network troubleshooting costs.

- *Marvis Virtual Network Assistant driven by Mist AI:* Our Marvis Virtual Network Assistant identifies the root cause of issues across IT, domains and automatically resolves many issues proactively. It recommends actions for those connected systems outside the Mist domain, while offering a real-time network health dashboard that reports issues from configuration to troubleshooting. Marvis has unique Natural Language Processing capabilities with a conversational interface so IT staff can get accurate answers to normal English language queries.

In 2023, we announced a new cloud-hosted campus fabric workflow that facilitates the successful deployment of enterprise networks to expedite time-to-service and minimize troubleshooting costs. In addition, the new Juniper Networks EX4400-24X distribution switch delivers the power of Mist AI and the cloud to enterprise campus distribution deployments and low-density data center top-of-rack environments. These additions to Juniper's award-winning wired switching portfolio bring even more scale, performance, and security to the AI-driven enterprise.

We also announced the latest innovation to our award-winning AI-driven enterprise portfolio, the Juniper Mist® Access Assurance service. This new service leverages Mist AI and a modern microservices cloud to provide a full suite of network access control (NAC) and policy management functions via the same flexible and simple framework already included in Juniper's wired access, wireless access, indoor location, SD-WAN, and secure client-to-cloud portfolio. The result is outstanding automation, insight, and assurance for superior access control and policy enforcement, coupled with exceptional operational savings.

Further, we announced several new enhancements that make it even easier to deliver predictable, reliable, and measurable user experiences from client to cloud. By integrating ChatGPT with Marvis, the industry's only virtual network assistant driven by Mist AI, Juniper customers and partners can now easily access public-facing knowledge base information using ground-breaking Large Language Models (LLM). In addition, new Marvis integrations with Zoom enable superior video conferencing experiences while significantly reducing troubleshooting costs. With these enhancements, plus a new Wi-Fi 6E access point, Juniper is expanding its leadership in AIOps and building upon a rich history of industry-firsts to drive real business value while minimizing IT costs.



Cloud-Ready Data Center

The current state of cloud and data center switching is being shaped by two trends: growth of hybrid cloud and emergence of AI workloads.

Our strategic investments in Cloud-Ready Data Center are designed to capitalize on these trends through:

- **Pioneering Switching Innovation:** Our cutting-edge hardware and software in switching leverage top-tier merchant and proprietary silicon, specifically tailored for AI and scalable data center deployments.

- **Automated Data Center Management:** Empowered by Apstra's intent-based automation, we streamline the entire spectrum of data center operations—from setup (Day 0, Day 1 Ops) to daily management (Day 2 Ops), encompassing both AI and non-AI workloads—with just a few clicks.

- **AI-Enhanced Analytics:** Enabling valuable network insights and operational capabilities through Juniper's leading Networking AI application, Marvis for Data Center, driven by powerful AI.

- **Integrated Security Solutions:** Enable the security of workloads in both public and private clouds through seamlessly integrated security offerings both homegrown and via partners. Further integration of security offerings with Apstra data center management facilitates the implementation of uniform policies, providing a single dashboard for comprehensive management.

Our competitive strengths in Cloud-Ready Data Center

Growth of hybrid cloud

We stand at the forefront of widespread cloud adoption among businesses, transforming their operations and services. In today's landscape, companies operate within a hybrid framework, integrating applications and data across public cloud, private cloud, and on-premises data centers. While the allure of the flexibility and ease in managing public cloud is evident, concerns related to cost, security, latency, and privacy drive organizations to maintain private cloud or on-premises deployments.

Managing such diverse environments demands varied skill sets, particularly with on-premises deployments necessitating substantial technical expertise for hardware deployment and management. Juniper's solutions address this challenge by simplifying the consumption of on-premises infrastructure, making it as seamless as utilizing the cloud. Our offerings provide our customers with reliability and operational ease, and cater to the intricate demands of large-scale data centers.

Emergence of AI workloads

As AI continues to advance, the evolving landscape necessitates a redesign of data centers to meet the computational demands posed by AI workloads. Juniper is committed to streamlining network operations, delivering a superior network experience for these workloads. Our objective is to facilitate seamless management across both AI and non-AI network infrastructure, addressing the distinctive challenges posed by the integration of AI workloads into data center environments.

Our principal products for Cloud-Ready Data Center

- *QFX Series*: Our QFX Series of core, spine, and top-of-rack data center switches offer an industry-leading approach to switching that is designed to deliver dramatic improvements in data center performance, operating costs, and business agility for enterprises, high-performance computing networks, and cloud providers.

- *Juniper Apstra*: Juniper Apstra enables our customers to automate the entire network lifecycle in a single system, easing the adoption of network automation. Juniper Apstra ties the architect's design to everyday operations with a single source of truth, continuous validation, and powerful analytics and root cause identification. It raises efficiency and results by providing visibility and insights, incident management, change management, compliance and audit, and maintenance and updates.

In 2023, we announced new Juniper Apstra capabilities that enhance operator experiences to facilitate the deployment and operations of private data center infrastructures. With the introduction of new Experience-First data center features, including simplified data collection and visualization via graph databases, tighter flow data integration from multivendor switches, and automated provisioning via Terraform, Juniper customers can continue to leverage Apstra as the premier solution for intent-based networking and automated data center assurance with even more management capabilities that make private data centers as flexible and agile to operate as cloud-based infrastructures.

Platform Software

In addition to our major product families and services, our software portfolio has been a key technology element in our goal to be a leader in high-performance networking.

Our Junos Platform enables our customers to expand network software into the application space, deploy software clients to control delivery, and accelerate the pace of innovation with an ecosystem of developers. At the heart of the Junos Platform is

Junos Evolved. We believe Junos Evolved is fundamentally differentiated from other network operating systems not only in its design, but also in its development capabilities. The advantages of Junos Evolved include the following:

- A modular operating system with common base of code and a single, consistent implementation for each control plane feature;

- A highly disciplined and firmly scheduled development process;

- A common modular software architecture that scales across all Junos-based platforms;

- A central database, which is used by not only Junos native applications, but also external applications using application programming interfaces, or APIs; and

- A fully distributed general-purpose software infrastructure that leverages all the compute resources on the network element.

Junos Evolved is designed to improve the availability, performance, and security of business applications running across the network. Junos Evolved helps to automate network operations by providing a single consistent implementation of features across the network in a single release train that seeks to minimize the complexity, cost, and risk associated with implementing network features and upgrades.

Orchestration, Automation, Assurance, and AIOPs Software

As many of our customers continue moving to programmable and automated network operations, managing, orchestrating, and securing that complex journey can be a challenge. Network automation is the process of automating the configuration, management, testing, deployment, and operations of physical and virtual devices within a network. We believe the keys to achieving success with network and security automation include the following:

- Architecting networking systems with strong APIs, analytics, and autonomous control; and

- Automating operations to become more reliable in the context of IT systems, teams, processes, and network operation and security operation workflows.

Security Solutions

Juniper Connected Security offers high-performance security solutions that provide line-rate performance, because of our unique capability of integrating security services into our networking portfolio, all the way to the silicon level. Juniper's Connected Security portfolio focuses on three key areas: the edge, the data center, and tying both together through unified policy management, analytics, and orchestration.

Our principal security solutions

- *SRX Series Services Gateways for the Data Center and Network Backbone*: Our mid-range, high-end and virtual SRX Series platforms provide high-performance, scalability, and service integration, which are ideally suited for medium to large enterprise, data centers and large campus environments, where scalability, high performance, and concurrent services, are essential. Our high-end SRX5800 platform is suited for service provider, large enterprise, and public sector networks. The upgrade to our high-end SRX firewall offering with our Services Process Card 3, or SPC3, with our Advanced Security Acceleration line card enhances the SRX5800 to deliver power for demanding use cases, including high-end data centers, IoT, and 5G. Additionally, we recently announced the industry's first distributed security services architecture, which decouples the forwarding and security services layers, enabling customers to utilize their existing Juniper MX Series routers as an intelligent forwarding engine and load balancer. This unique design gives customers independent scaling flexibility without chassis limitations, multi-path resiliency, and cost efficiency.

- *Branch SRX, Security Policy, and Management*: The Branch SRX family provides an integrated firewall and next-generation firewall, or NGFW, capabilities. Security Director is a network security management product that offers efficient, highly scalable, and comprehensive network security policy management. These solutions are designed to enable organizations to securely, reliably, and economically deliver powerful new services and applications to all locations and users with superior service quality.

- *Virtual Firewall*: Our vSRX Firewall delivers all of the features of our physical firewalls, including NGFW functionality, advanced security, and automated lifecycle management capabilities. The vSRX provides scalable, secure protection across private, public, and hybrid clouds. We also offer the cSRX, which has been designed and optimized for container and cloud environments.

- *Advanced Malware Protection*: Our Advanced Threat Prevention ("ATP") runs as a cloud-enabled service on an SRX Series Firewall or as a virtual appliance deployed locally. These products are designed to use both static and dynamic analysis with AI and machine learning to find unknown threat signatures (zero-day attacks).

In 2023, we announced the expansion of our Connected Security portfolio with new products and capabilities that empower organizations to seamlessly extend security services and Zero Trust policies across distributed data center environments. The new Juniper's Connected Security Distributed Services Architecture uniquely integrates Juniper's unified security management paradigm with best-in-class routing and AI-Predictive Threat Prevention to bring much-needed operational simplicity and scale to data center security. In addition, four new high-performance firewall platforms deliver unmatched performance in a compact footprint that minimizes cost, space, and power consumption.

Services

In addition to our products, we offer maintenance and support, professional, SaaS, and educational services, making it easier for service providers, enterprises, cloud providers, and partners to optimize the operation of their networks. We utilize a multi-tiered support model to deliver services that leverage the capabilities of our own direct resources, channel partners, and other third-party organizations with a focus on personalized, proactive, and predictive experience. This experience is further enhanced with the capabilities from our Juniper Support Insights ("JSI"), a platform to cloud connect all Juniper devices and enable AI applications to provide our enhanced support services.

As of December 31, 2023, we employed 2,092 people in our worldwide customer service and support organization. We believe that a broad range of services is essential to the successful customer deployment and ongoing support of our products, and we employ remote technical support engineers, on-site resident engineers, spare parts planning and logistics staff, professional services consultants, and educators with proven network experience to provide those services.

We also extensively utilize our channel partners in the delivery of support, professional, and educational services to ensure these services can be locally delivered in an optimized way around the world.

Customer Verticals

We sell our solutions through direct sales; distributors; value-added resellers, or VARs; and original equipment manufacturers, or OEMs, to end-users in the following verticals: Enterprise, Cloud, and Service Provider.

We believe our solutions benefit our customers by:

- Reducing capital and operational costs by running multiple services over the same network using our secure, high-density, highly automated, and highly reliable platforms;

- Creating new or additional revenue opportunities by enabling new services to be offered to new market segments, which includes existing customers and new customers, based on our product capabilities;

- Increasing customer satisfaction, while lowering costs, by optimizing the experience of network operators and their users via automation, AI-enabled troubleshooting and support, and cloud management;

- Providing increased asset longevity and higher return on investment as our customers' networks can scale to higher throughput based on the capabilities of our platforms;

- Offering network security across every environment—from the data center to campus and branch environments to assist in the protection and recovery of services and applications; and

- Offering operational improvements that enable cost reductions, including lower administrative, training, customer care, and labor costs.

The following is an overview of the trends affecting the markets in which we operate by each of our customer verticals. We believe that the best way to deliver what customers need today is to take our Experience-First approach to deliver better operator and end-user experiences.

Enterprise

Our high-performance network infrastructure offerings are designed to meet the performance, reliability, and security requirements of the world's most demanding enterprises. We offer enterprise solutions and services for data centers as well as branch and campus applications. Our Enterprise vertical includes enterprises not included in the Cloud vertical. They are industries with high performance, high agility requirements, including retail companies, healthcare institutions, financial services, national, federal, state, and local governments; as well as research and educational institutions. We believe that our Enterprise customers are able to deploy our solutions as a powerful component in delivering the advanced network capabilities needed for their leading-edge applications.

Businesses are adopting cloud-based applications and services to avoid infrastructure cost and complexity, increase IT agility, and accelerate digital transformation. We believe that as our Enterprise customers continue to transition their workloads to the cloud, they continue to seek greater flexibility in how they consume networking and security services, such as pay-per-use models. Additionally, Enterprises are deploying AI-driven architectures, which require end-to-end solutions for managing, orchestrating, and securing distributed cloud resources as a single pool of resources. Also, we are increasingly seeing a convergence of networking and security, such as Secure Access Service Edge ("SASE"), resulting in security becoming an embedded capability in every solution that we offer to our customers.

High-performance enterprises require IP networks that are global, distributed, and always available. We are innovating in key technology areas to meet the needs of our Enterprise customers whether they plan to move to a public cloud architecture or hybrid cloud architecture (which is a mix of public and private cloud, as well as a growing number of SaaS applications).

Cloud

Our Cloud vertical includes companies that are heavily reliant on the cloud for their business model's success. Customers in the Cloud vertical can include cloud service providers, such as the largest public cloud providers, which we refer to as hyperscalers, and Tier-2 cloud providers, which we refer to as cloud majors, as well as enterprises that provide SaaS, infrastructure-as-a-service, or platform-as-a-service.

Cloud providers continue to grow as more organizations take advantage of public infrastructure to run their businesses. As their businesses grow, we expect they will continue to invest in their networks, which dictate the quality and experience of the products and the services they deliver to their end customers. Further, as cloud providers adopt new technologies, including the 400-gigabit Ethernet, or 400GbE, and in anticipation of the future adoption of 800-gigabit Ethernet, or 800GbE, and beyond, we believe this should present further opportunities for us across our portfolio as our cloud customers value high-performance, highly compact, power-efficient infrastructures, which we support and continue to develop.

In addition, SaaS continues to be an important factor for cloud providers as their customers, such as enterprises, prefer to procure and consume product and service offerings via SaaS models. As a result, we believe that SaaS providers will invest in high-performance infrastructure because the quality of experience has proven just as important competitively as software features and functions. Lastly, as a result of regulations and the need for lower latency and high-performance networking, cloud providers have been transitioning to regional network build-outs or distributed cloud environments to address the increasing demand for services, data privacy, data protection, and consumer rights.

As Cloud customers are pushing the envelope in networking, our focus on collaboration combined with networking innovation around automation has made us a strategic partner with these customers, helping them develop high-performance and lower total cost of ownership networking solutions to support their business.

Service Provider

Our Service Provider vertical includes wireline and wireless carriers and cable operators, and we support most of the major carrier and operator networks in the world with our high-performance network infrastructure offerings. In recent years, we have seen increased convergence of these different types of customers through acquisitions, mergers, and partnerships.

Service Provider customers recognize the need for high-performance networks and leveraging the cloud to reduce costs from their network operations. This is dictating a change in business models and their underlying infrastructure, which we believe requires investment in the build-out of high-performance networks and the transformation of existing legacy infrastructure to distributed cloud environments in order to satisfy the growth in mobile traffic and video as a result of the increase in mobile device usage including smartphones, tablets, and connected devices of various kinds.

We expect that Network Function Virtualization and SDN will be critical elements to enable our Service Provider customers the flexibility to support enhanced mobile video and dynamic new service deployments. We are engaging with these customers to transition their operations to next-generation cloud operations as the need for a highly efficient infrastructure to handle large amounts of data along with low latency, or minimal delay, plays into the need to have a high performance, scalable infrastructure in combination with the automation and flexibility required to drive down operational costs and rapid provision applications. We consistently deliver leading technologies that transform the economics and experience of networking while significantly improving customer economics by lowering the capital expenditures required to build networks and the operating expenses required to manage and maintain them.

In addition to reducing operating costs, service providers are seeking to create new or additional revenue opportunities to support their evolving business models. These customers are deploying 5G, which we expect will continue to roll out over the next few years, and IoT, which we believe will give rise to new services like connected cars, smart cities, robotic manufacturing, and agricultural transformation. 5G and IoT require a highly distributed cloud data center architecture from which services are delivered to the end users and will involve a great degree of analytics and embedded security. We expect this trend will present further opportunities for Juniper with our focus on delivering a strong portfolio of network virtualization and software-based orchestration solutions, which position us to deliver on the automation and agility requirements of service providers.

No single customer accounted for 10% or more of our net revenues for the years ended December 31, 2023, 2022, and 2021.

Research and Development

We have assembled a team of skilled engineers with extensive experience in the fields of high-end computing, network system design, ASIC design, security, routing protocols, software applications and platforms, and embedded operating systems. As of December 31, 2023, we employed 4,310 people in our worldwide research and development, or R&D, organization.

We believe that strong product development capabilities are essential to our strategy of enhancing our core technology, developing additional applications, integrating that technology, and maintaining the competitiveness and innovation of our product and service offerings. In our products, we are leveraging our software, ASIC and systems technology, developing additional network interfaces targeted to our customers' applications, and continuing to develop technology to support the build-out of secure high-performance networks and cloud environments. We continue to expand the functionality of our products to improve performance, reliability, scalability, and customer experience.

Our R&D process is driven by our corporate strategy and the availability of new technology, market demand, and customer feedback. We have invested significant time and resources in creating a structured process for all product development projects. Following an assessment of market demand, our R&D team develops a full set of comprehensive functional product specifications based on inputs from the product management and sales organizations. This process is designed to provide a framework for defining and addressing the steps, tasks, and activities required to bring product concepts and development projects to market.

Sales and Marketing

As of December 31, 2023, we employed 3,374 people in our worldwide sales and marketing organization. These sales and marketing employees operate in different locations around the world in support of our customers.

Our sales organization, with its structure of sales professionals, business development teams, systems engineers, marketing teams, channel teams, and an operational infrastructure team, is based on both vertical markets and geographic regions.

Our sales teams operate in their respective regions and generally either engage customers directly or manage customer opportunities through our distribution and reseller relationships as described below.

We sell to a number of cloud and service provider customers directly. Otherwise, we sell to all of our key customer verticals primarily through distributors and resellers.

Direct Sales Structure

The terms and conditions of direct sales arrangements are governed either by customer purchase orders along with acknowledgment of our standard order terms, or by direct master purchase agreements. The direct master purchase agreements with these customers set forth only general terms of sale and generally do not require customers to purchase specified quantities of our products. We directly receive and process customer purchase orders.

Channel Sales Structure

A critical part of our sales and marketing efforts are our channel partners through which we conduct the majority of our sales. We utilize various channel partners, including, but not limited to, the following:

- A global network of strategic distributor relationships, as well as region-specific or country-specific distributors who in turn sell to local VARs who sell to end-user customers. Our distribution channel partners resell routing, switching, wireless, and security products, software and services, which are purchased by all of our key customer verticals. These distributors tend to focus on particular regions or countries. For example, we have substantial distribution relationships with Ingram Micro in the Americas and Hitachi in Japan. Our agreements with these distributors are generally non-exclusive, limited by region, and provide product and service discounts and other ordinary terms of sale. These agreements do not require our distributors to purchase specified quantities of our products or services. Further, most of our distributors sell our competitors' products and services, and some sell their own competing products and services.

- VARs and direct value-added resellers, including our strategic worldwide alliance partners referenced below, resell our products to end-users around the world. These channel partners either buy our products and services through distributors, or directly from us, and have expertise in designing, selling, implementing, and supporting complex networking solutions in their respective markets. Our agreements with these channel partners are generally non-exclusive, limited by region, and provide product and service discounts and other ordinary terms of sale. These agreements do not require these channel partners to purchase specified quantities of our products or services. Increasingly, our cloud and service provider customers also resell our products or services to their customers or purchase our products or services for the purpose of providing managed or cloud-based services to their customers.

- Strategic worldwide reseller relationships with established Juniper alliances, comprised of Nippon Telegraph and Telephone Corporation; Ericsson Telecom A.B.; International Business Machines, or IBM; NEC Corporation; Fujitsu Limited; and Atos SE. These companies each offer services and products that complement our own product and service offerings and act as a reseller, and in some instances as an integration partner for our products. Our arrangements with these partners allow them to resell our products and services on a non-exclusive and generally global basis, provide for product and service discounts, and specify other general terms of sale. These agreements do not require these partners to purchase specified quantities of our products or services.

Manufacturing and Operations

As of December 31, 2023, we employed 406 people in supply chain operations who manage our relationships with our contract manufacturers, original design manufacturers, component suppliers, warehousing and logistics service providers.

Our manufacturing is primarily conducted through contract manufacturers and original design manufacturers with manufacturing locations in China, Malaysia, Mexico, Taiwan, and Vietnam.. Our contract manufacturers and original design manufacturers are responsible for all phases of manufacturing from prototypes to full production, including activities such as material procurement, surface mount assembly, final assembly, test, control, shipment to our customers, and repairs. Together with our contract manufacturers and original design manufacturers, we design, specify, and monitor the tests that are required to ensure that our products meet internal and external quality standards. We believe that these arrangements provide us with the following benefits:

- We can quickly ramp up and deliver products to customers with turnkey manufacturing;

- We operate with a minimum amount of dedicated space and employees for manufacturing operations; and

- We can reduce our costs by reducing what would normally be fixed overhead expenses.

Our contract manufacturers and original design manufacturers build our products based on our rolling product demand forecasts. Our contract manufacturing partners procure the majority of the components used in our products. Once the components necessary to assemble the products in our forecast are procured, our manufacturing partners assemble and test the products according to agreed-upon specifications. Products are then shipped to our distributors, resellers, or end-customers. To address supply-chain challenges, including increases in component costs during and following the COVID-19 pandemic and global component shortages, we have taken specific additional procurement actions, including strategic purchases of raw materials and components for the production of finished goods. As a result, we have incurred, and may continue to incur, additional holding costs and obsolescence charges as we continue to face uncertainties in future product demand for certain products. Title to the finished goods is generally transferred from the contract manufacturers to us when the products leave the contract manufacturer's or original design manufacturer's location. Customers take title to the products upon delivery at a specified destination. If the product or components remain unused or the products remain unsold for a specified period, we may incur carrying charges or charges for excess or obsolete materials.

Our contracts with our contract manufacturers and original design manufacturers set forth a framework within which the contract manufacturer and original design manufacturer, as applicable, may accept purchase orders from us. These contracts do not represent long-term commitments.

Some of our custom components, such as ASICs and communication integrated circuits, are manufactured primarily by sole or limited sources, each of which is responsible for all aspects of production using our proprietary designs. To ensure the security and integrity of Juniper products during manufacture, assembly and distribution, we have implemented a supply chain risk management framework as part of our overall Supply Chain Security and Risk Management Programs. This framework encompasses all aspects of the supply chain as well as enhanced elements specific to security issues applicable to Juniper products and our customers.

By working collaboratively with our suppliers and as members of coalitions such as the Responsible Business Alliance ("RBA"), Responsible Minerals Initiative, and the CDP Supply Chain program, we endeavor to promote socially and environmentally responsible business practices beyond our company and throughout our worldwide supply chain. To this end, we have adopted a business partner code of conduct and promote compliance with such code of conduct to our suppliers. Our business partner code of conduct expresses support for and is aligned with the Ten Principles of the United Nations Global Compact and the RBA Code of Conduct. The RBA, a coalition of electronics, retail, auto and toy companies, provides guidelines and resources to drive performance and compliance with critical corporate social responsibility policies. Its goals are to promote ethical business practices, to ensure that working conditions in the electronic industry supply chain are safe, that workers are treated with respect and dignity, and that manufacturing processes are environmentally responsible. By using standard audit and assessment protocols and tools, we measure and monitor manufacturing partners' top direct material suppliers', and select indirect suppliers' compliance with the RBA Code of Conduct and applicable environmental, health and safety, labor and ethics legal requirements. Our complementary efforts include an annual supplier sustainability attestation to have current agreements with suppliers to observe key requirements; communicating requirements that suppliers report to CDP climate change and water; due diligence on labor rights concerns through direct observance of supply chain practices and third-party risk tools; and conflict minerals surveying and remediation actions for suppliers.

Backlog

Our sales are made primarily pursuant to purchase orders under master sales agreements either with our distributors, resellers, or end-customers. At any given time, we have a backlog of orders for products that have not shipped. Because certain orders are cancellable or delivery schedules may be changed, we believe that our backlog at any given date may not be a reliable indicator of future operating results.

As of December 31, 2023 and December 31, 2022, our total product backlog was approximately $569 million and $2,019 million, respectively. Our product backlog consists of purchase orders for products expected to be shipped to our distributors, resellers, or end-customers within the subsequent twelve months, which primarily reflected the ongoing impact of supply chain constraints in 2022, that have diminished in 2023. The following amounts are not included in our backlog: (1) deferred revenue, (2) unbilled contract revenue, (3) all service obligations, including SaaS, and (4) certain future revenue adjustments for items such as sales return reserves and early payment discounts.

For further discussion on the risks and uncertainties related to backlog, see the section entitled "Risk Factors" in Item 1A of Part I of this Report.

Seasonality

We, as do many companies in our industry, experience seasonal fluctuations in customer spending patterns. Historically, we have experienced stronger customer demand in the fourth quarter and weaker demand in the first quarter of the fiscal year. This historical pattern should not be considered a reliable indicator of our future net revenues or financial performance. The ongoing global component shortage and extended lead times and their impacts on our ability to ship products to our customers in a timely manner may disrupt our typical seasonal trends.

Competition

We compete in the network infrastructure markets. These markets are characterized by rapid change, converging technologies, and a migration to solutions that combine high performance networking with cloud technologies. In the network infrastructure business, Cisco Systems, Inc., or Cisco, has historically been the dominant player. Our principal competitors also include Arista Networks, Inc.; Ciena Corporation; Extreme Networks; Hewlett Packard Enterprise Co., or HPE; Huawei Technologies Co., Ltd., or Huawei; Fortinet, Inc.; Nokia Corporation, or Nokia; and NVIDIA Corporation.

Many of our current and potential competitors, such as Cisco, Nokia, HPE, and Huawei, among others, have broader portfolios which enable them to bundle their networking products with other networking and information technology products in a manner that may discourage customers from purchasing our products. Many of our current and potential competitors have greater name recognition, marketing budgets, and more extensive customer bases that they may leverage to compete more effectively. Increased competition could result in price reductions, fewer customer orders, reduced gross margins, and loss of market share, negatively affecting our operating results.

In addition, there are a number of other competitors in the security network infrastructure space, including Cisco, Huawei, Nokia, Palo Alto Networks, Inc., Check Point Software Technologies, Ltd., Fortinet, Inc., Zscaler, Inc., Netskope, Inc., and Forcepoint LLC, among others, who tend to be focused specifically on security solutions and, therefore, may be considered specialized compared to our broader product line.

We expect that over time, large companies with significant resources, technical expertise, market experience, customer relationships, and broad product lines, such as Cisco, Nokia, and Huawei, will introduce new products designed to compete more effectively in the market. There are also several other companies that aim to build products with greater capabilities to compete with our products. Further, there has been significant consolidation in the networking industry, with smaller companies being acquired by larger, established suppliers of network infrastructure products. We believe this trend is likely to continue, which may increase the competitive pressure faced by us due to their increased size and breadth of their product portfolios.

In addition to established competitors, a number of public and private companies have announced plans for new products to address the same needs that our products address. We believe that our ability to compete depends upon our ability to demonstrate that our products are superior and cost effective in meeting the needs of our current and potential customers.

As a result, we expect to face increased competition in the future from larger companies with significantly more resources than we have and also from emerging companies that are developing new technologies. Although we believe that our technology and the purpose-built features of our products make them unique and will enable us to compete effectively with these companies, there can be no assurance that new products, enhancements, or business strategies will achieve widespread market acceptance.

Material Government Regulations

Our business activities are worldwide and subject us to various federal, state, local, and foreign laws in the countries in which we operate, and our products and services are subject to laws and regulations affecting the sale of our products. To date, costs and accruals incurred to comply with these governmental regulations have not been material to our capital expenditures, results of operations, and competitive position. Although there is no assurance that existing or future governmental laws and regulations applicable to our operations, products, or services will not have a material adverse effect on our capital expenditures, results of operations, and competitive position, we do not currently anticipate material expenditures for government regulations. Nonetheless, as discussed below, we believe that environmental, social, and global trade regulations could potentially have a material impact on our business.

Environment and Social

We are committed to maintaining compliance with all environmental laws applicable to our operations, products, and services and to reducing our environmental impact across our business and supply chain. Our operations and many of our products are subject to various federal, state, local, and foreign regulations that have been adopted with respect to the environment, such as the EU's Waste Electrical and Electronic Equipment Directive (WEEE); Directive on the Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment (RoHS); Registration, Evaluation, Authorization, and Restriction of Chemicals (REACH); and the U.S.'s Toxic Substances Control Act. Recently enacted regulations, such as the EU's Corporate Sustainability Reporting Directive and California's Climate Corporate Data Accountability Act and Climate-Related Financial Risk Act, also apply to Juniper.

Juniper's greatest impact on the environment is through our products and services. We focus on circular economy principles, including designing products with sustainability in mind to make them more efficient, reliable, and long-lasting. We also select manufacturers, suppliers, and business partners who share our values and commitment to environmental sustainability. Our products are built for flexibility, interoperability, and scalability, which we believe contribute to long-term customer value. The modular design of our products allows for efficient servicing such as dismantling and repairing instead of wholesale discarding. The Juniper Certified Pre-Owned Program allows our customers to contribute to sustainability by purchasing refurbished hardware. Our product design and services encourage customers to reuse and recycle products and parts to extend the life of materials. In sum, our efforts help reduce e-waste in landfills and build a circular economy.

We also voluntarily participate in the annual CDP climate change and water security disclosures and encourage our suppliers to do the same. Additionally, we are a signatory supporter of the United Nations Global Compact, and have adopted and promote the adoption by our suppliers of the RBA Code of Conduct, as discussed above in the section entitled *Manufacturing and Operations*. We continue to invest in the infrastructure and systems required to execute on, monitor, and drive environmental improvements in our global operations and within our supply chain.

We are likewise committed to all human rights and labor rights laws and regulations applicable to our operations, products, and services. We have zero tolerance for human rights or labor abuses and have management systems in place that help us to detect and investigate such concerns. Notable human rights and labor rights regulations we are subject to include the U.S.'s Uyghur Forced Labor Protection Act and Section 1502 of the Dodd-Frank Act; the UK Modern Slavery Act; and the Australian Modern Slavery Act.

Global Trade

As a global company, the import and export of our products and services are subject to laws and regulations including international treaties, U.S. export controls and sanctions laws, customs regulations, and local trade rules around the world. The scope, nature, and severity of such controls varies widely across different countries and may change frequently over time. Such laws, rules, and regulations may delay the introduction of some of our products or impact our competitiveness through restricting our ability to do business in certain places or with certain entities and individuals, or by requiring us to comply with domestic preference programs, laws concerning transfer and disclosure of sensitive or controlled technology or source code, unique technical standards, localization mandates, and duplicative in-country testing and inspection requirements. In particular, the U.S. and other governments have imposed restrictions on the import and export of, among other things, certain telecommunications products and components, particularly those that contain or use encryption technology. Most of our products are telecommunications products and contain or use encryption technology and, consequently, are subject to restrictions. The consequences of any failure to comply with domestic and foreign trade regulations could limit our ability to conduct business globally. We continue to support open trade policies that recognize the importance of integrated cross-border supply chains that are expected to continue to contribute to the growth of the global economy and measures that standardize compliance for manufacturers to ensure that products comply with safety and security requirements.

For additional information concerning regulatory compliance and a discussion of the risks associated with governmental regulations that may materially impact us, see the section entitled "Risk Factors" in Item 1A of Part I of this Report.

Intellectual Property

Our success and ability to compete are substantially dependent upon our internally developed technology and expertise, as well as our ability to obtain and protect necessary intellectual property rights. While we rely on patent, copyright, trade secret, and trademark law, as well as confidentiality agreements, to protect our technology, we also believe that factors such as the technological and creative skills of our personnel, new product developments, frequent product enhancements, and reliable product maintenance are essential to establishing and maintaining a technology leadership position. There can be no assurance that others will not develop technologies that are similar or superior to our technology.

Patents

As of December 31, 2023, we had over 6,015 patents worldwide and numerous patent applications are pending. Patents generally have a term of twenty years from filing. As our patent portfolio has been built over time, the remaining terms on the individual patents vary. We cannot be certain that patents will be issued on the patent applications that we have filed, that we will be able to obtain the necessary intellectual property rights, or that other parties will not contest our intellectual property rights.

Licenses

In addition, we integrate licensed third-party technology into certain of our products and, from time to time, we need to renegotiate these licenses or license additional technology from third parties to develop new products or product enhancements or to facilitate new business models. There can be no assurance that third-party licenses will be available or continue to be available to us on commercially reasonable terms or at all. Our inability to maintain or re-license any third-party licenses required in our products or our inability to obtain third-party licenses necessary to develop new products and product enhancements could require us to obtain substitute technology of lower quality or performance standards or at a greater cost, any of which could harm our business, financial condition, and results of operations.

Trademarks

JUNIPER NETWORKS, JUNIPER, the Juniper Networks logo, JUNOS, and other trademarks are registered trademarks of Juniper Networks, Inc. and/or its affiliates in the United States and other countries. Other names may be trademarks of their respective owners.

Human Capital Management

We believe our success in delivering high-performance networks in the digital transformation era relies on our culture, values, and the creativity and commitment of our people. As of December 31, 2023, we had 11,144 employees, of whom approximately 44%, 43%, and 13% resided in the Americas, APAC, and EMEA, respectively. We invest in our people. We strive to maintain healthy, safe, and secure working conditions - a workplace where our employees are treated with respect and dignity. Our vision is to create an inclusive, diverse, and authentic community that inspires collaboration, integrity, engagement, and innovation. We are striving to create a world-class employee experience, one that offers opportunity for personal and professional growth, and enables work-life flexibility that aligns with the core values embodied in the Juniper Way.

In 2023, Juniper was recognized as a Great Place to Work in the United States, India, France, Germany, the Netherlands, and the United Kingdom. Juniper was also recognized as one the Fortune's Most Admired Companies and Ethisphere's World's Most Ethical Companies.

Our Values: The Juniper Way

Our mission is to make every connection count. We seek to be a responsible global citizen and influence meaningful differences in the world around us. We believe that connections will bring us closer together while empowering us all to solve some of the world's greatest challenges of health and well-being, sustainability, and equity.

To deliver our mission, we rely on a committed and consistent practice that we call the Juniper Way. More than a set of shared values, the Juniper Way reflects the company's commitment to inspire Juniper employees to do their best work. This foundation is embodied in three values – Be Bold, Build Trust, and Deliver Excellence - along with a set of refined behaviors for each.

Inclusion and Diversity

As a company, we are committed to inclusion and diversity of employees with many backgrounds, experiences, and identities. We believe that inclusion and diversity are competitive assets that drive positive change to our company and communities. At our core, we believe excellence depends on seeking out diverse ideas and fostering a culture where all employees belong. We aim to lead with vision and empathy, promoting understanding and awareness across our workforce, and we are committed to improving inclusivity by being engaged and accountable at the highest level of leadership.


DIVERSITY, EQUITY, AND INCLUSION INITIATIVES
Strengthening inclusive practices
Employee experience
Communications
Learning and development
Pay equity and total rewards
Sponsorships and partnerships
Fostering diverse teams
Inclusive hiring and advancement
Employee engagement and retention
Analytics and accountability
IMPACT
DRIVE
MEASURE
TRACK
ACCOUNTABILITY
INCLUSIVE MINDSET
Build trust and connection
INCLUSIVE CLIMATE
Culture of belonging
DIVERSE TEAMS
Drive innovation

In 2023, we continued to make progress in our inclusion and diversity efforts. We continued our global sponsorship and leadership development programs, which aim to empower the next generation of leaders, and we continued our Affinity Groups, employee-led groups that emphasize the connection among employees from similar backgrounds and their allies, and which provide professional development, sense of belonging, and career connections. We also launched a global allyship program with meaningful discussions about under-represented groups' experiences and what part we can all play to make Juniper more inclusive.

Employee Engagement and Development

We use a framework called Talent Matters to encourage an open and interactive culture between employees and their managers, where individual needs are recognized and met, and company goals are supported. Our professional development approach includes reviewing and assessing our management teams as well as facilitating personal employee development and growth. For employees, growth goals are tied to our corporate objectives and key results to ensure that employees are progressing and are supported by management teams. In 2023, we continued our People Manager Network to provide global consistency in how managers lead teams and support employees. With this program, managers are empowered and provided with the training and resources to scale employee career growth and provide their teams with the necessary tools to facilitate that growth. Managers are encouraged to schedule Conversation Days with their direct reports to identify opportunities for the company to better support employees and set goals for professional and personal growth.

To ensure our employees' personal and professional growth, we continue to provide training courses focused on building personal capabilities as well as skill development. In 2023, we launched Junivator Career Connect ("JCC"), a new people-centered, internal talent marketplace. Defining Juniper's approach to skills-based workplace transformation, JCC supports our employees' futures by helping them create customized learning journeys, explore career pathways, connect with mentors, apply

for internal openings, and experiment with internal gig work. Also, in response to employee feedback, we maintain LinkedIn Learning for all employees, offering online courses on business, technology, and creative skills. Additionally, each year, Juniper employees receive role-specific trainings, which include topics such as human rights, environmental performance, compliance with the Juniper Worldwide Code of Business Conduct, engineering, information security, and other compliance and industry-specific subjects.

We consistently work to improve the employee experience by addressing feedback collected through the annual Juniper Voice Survey and topic-specific surveys, including employee benefits and total rewards packages.

Employee Retention, Benefits, and Wellness

We continue to prioritize our commitment to retaining and attracting a diverse workforce with the skills needed to deliver Experience-First Networking. We aim to provide benefits and programs that are holistic, flexible, and inclusive. We are committed to pay equity and benefits innovation. From offering childcare and working mother support, to expanding medical coverage for infertility and gender-affirming procedures, to foster and adoptive parent assistance, we have provided benefit offerings that are intended to be as inclusive and diverse as our employees' needs.

Our community engagement program empowers employees to participate authentically, so they can make an impact where it matters most to them. We offer five paid working days per year for employees to give back to their communities and engage with causes of their choice. In 2023, we continued our Global Week of Giving, encouraging employees to volunteer with a project curated by Juniper or with an organization in their own communities.

The health, safety, and well-being of our employees are vital to Juniper's success. In recognition of the value our employees bring to our success and to aid our employees to maintain a balanced state of overall wellness and success, we provide quarterly Wellness Days, a day when all Juniper employees take the same day off from work to relax and recharge. Our employees also have unlimited access to the TaskHuman platform, a virtual wellness coaching application, which covers hundreds of wellness topics from yoga and nutrition to financial guidance.

Information about our Executive Officers and Key Employees

The following sets forth certain information regarding our executive officers and key employees as of the filing of this Report:

Name	Age	Position
Rami Rahim	53	Chief Executive Officer and Director
Manoj Leelanivas	54	Executive Vice President, Chief Operating Officer
Robert Mobassaly	45	Senior Vice President, General Counsel and Secretary
Kenneth B. Miller	52	Executive Vice President, Chief Financial Officer
Thomas A. Austin	56	Group Vice President, Chief Accounting Officer
Christopher Kaddaras	53	Executive Vice President, Chief Revenue Officer

RAMI RAHIM joined Juniper in January 1997 and became Chief Executive Officer of Juniper and a member of the Board of Directors in November 2014. From March 2014 until he became Chief Executive Officer, Mr. Rahim served as Executive Vice President and General Manager of Juniper Development and Innovation. His responsibilities included driving strategy, development and business growth for routing, switching, security, silicon technology, and the Junos operating system. Previously, Mr. Rahim served Juniper in a number of roles, including Executive Vice President, Platform Systems Division, Senior Vice President and General Manager, Edge and Aggregation Business Unit, or EABU, and Vice President, Product Management for EABU. Prior to that, Mr. Rahim spent the majority of his time at Juniper in the development organization where he helped with the architecture, design and implementation of many Juniper core, edge, and carrier Ethernet products. Mr. Rahim joined the board of directors of Autodesk, Inc. in August 2022. Mr. Rahim holds a bachelor of science degree in Electrical Engineering from the University of Toronto and a master of science degree in Electrical Engineering from Stanford University.

MANOJ LEELANIVAS joined Juniper in March 2018 and has served as Executive Vice President, Chief Operating Officer since June 2021. From March 2018 to May 2021, he served as Executive Vice President, Chief Product Officer. In this role, Mr. Leelanivas leads all aspects of product strategy and direction for Juniper and helps to align products with our go-to-market strategies and execution, including marketing operations. From June 2013 to September 2017, Mr. Leelanivas was President and Chief Executive Officer of Cyphort, an innovator in scale-out security analytics technology, which was acquired by Juniper in September 2017. From March 1999 to May 2013, he held several key product management positions at Juniper, including Executive Vice President of Advanced Technologies Sales for data center. Mr. Leelanivas holds a bachelor of technology in Computer Engineering from the National Institute of Technology Karnataka, a master of science degree in Computer Science from the University of Kentucky, and is a graduate of the Stanford University Executive Business Program.

ROBERT MOBASSALY joined Juniper in February 2012 and has served as Senior Vice President, General Counsel since July 2021. From July 2016 to July 2021, he served as Vice President, Deputy General Counsel, where he was responsible for managing a team focused on legal functions, including those associated with Juniper's corporate securities, mergers and acquisitions, corporate governance, stockholder administration, and insurance matters. From May 2015 to July 2016, Mr. Mobassaly served as Associate General Counsel, Senior Director and previously served as Assistant General Counsel, Director. Prior to joining Juniper, Mr. Mobassaly was in private practice. He holds a bachelor's degree from the University of California, Berkeley, and a J.D. from the University of Pennsylvania Law School.

KENNETH B. MILLER joined Juniper in June 1999 and has served as our Executive Vice President, Chief Financial Officer since February 2016. Mr. Miller served as our interim Chief Accounting Officer while the Company continued to search for a full-time Chief Accounting Officer from February 2019 to September 2019. From April 2014 to February 2016, Mr. Miller served as our Senior Vice President, Finance, where he was responsible for the finance organization across the Company, as well as our treasury, tax and global business services functions. Previously, Mr. Miller served as our Vice President, Go-To-Market Finance, Vice President, Platform Systems Division, Vice President, SLT Business Group Controller and in other positions in our Finance and Accounting organizations. Mr. Miller holds a bachelor of science degree in Accounting from Santa Clara University.

THOMAS A. AUSTIN joined Juniper in September 2019 and has served as our Group Vice President and Chief Accounting Officer since July 2022. From September 2019 to June 2022, he served as Vice President, Corporate Controller and Chief Accounting Officer. From September 2016 until July 2019, Mr. Austin served as the Vice President of Corporate Finance at Dell Technologies, Inc., a multinational information technology company. From September 2008 until its acquisition by Dell Technologies in September 2016, Mr. Austin served as the Vice President of Corporate Finance at EMC Corporation, a multinational information technology company. From January 2001 through July 2008, Mr. Austin served as the Chief Financial Officer and Treasurer at Arbor Networks, Inc., a network security company. Prior to joining Arbor Networks, Mr. Austin served as a controller for several companies. He began his career in public accounting at PricewaterhouseCoopers, a registered public accounting firm. Mr. Austin holds a bachelor of science degree in Public Accountancy from Providence College and an MBA from Babson College. Mr. Austin is also an adjunct professor of Finance at Providence College School of Business.

CHRISTOPHER KADDARAS joined Juniper as our Executive Vice President, Chief Revenue Officer in October 2022. From December 2021 to June 2022, he served as Chief Revenue Officer at Transmit Security, a cybersecurity and identity and access management company. Previously, Mr. Kaddaras was employed by Nutanix, a cloud computing company, including serving as Executive Vice President, Chief Revenue Officer, responsible for worldwide sales, from December 2019 to December 2021, Senior Vice President, General Manager of the Americas from January 2019 to December 2019 and Senior Vice President, General Manager of EMEA Sales from September 2016 to January 2019. Prior to that, he spent 16 years at EMC Corporation, a multinational information technology company, where he held various positions, including Vice President of Commercial Sales EMEA and Vice President of Sales Engineering across EMEA. He holds a bachelor of science in Management from Plymouth State University.

Available Information

We file our annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K with the SEC electronically. The SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers, including Juniper Networks, that file electronically with the SEC. The address of that website is https://www.sec.gov.

You may obtain a free copy of our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports on our website at http://www.juniper.net or by sending an e-mail message to Juniper Networks Investor Relations at investorrelations@juniper.net. Such reports and other information are available on our website as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Our Corporate Governance Standards, the charters of our Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee, as well as our Worldwide Code of Business Conduct are also available on our website. Information on our website is not, and will not be deemed, a part of this Report or incorporated into any other filings the Company makes with the SEC.

Investors and others should note that we announce material financial and operational information to our investors using our Investor Relations website (http://investor.juniper.net), press releases, SEC filings and public conference calls and webcasts. We also use the X (formerly Twitter) account @JuniperNetworks and the Company's blogs as a means of disclosing information about the Company and for complying with our disclosure obligations under Regulation FD. The social media channels that we use as a means of disclosing information described above may be updated from time to time as listed on our Investor Relations website.

ITEM 1A. *Risk Factors*

RISK FACTOR SUMMARY

Our business is subject to numerous risks and uncertainties. These risks include, but are not limited to, the following:

Risks Related to the Merger

- The announcement of our entry into the Merger Agreement and pendency of the Merger may result in disruptions to our business, and the Merger could divert management's attention, disrupt our relationships with third parties and employees, and result in negative publicity, customer concerns, or legal proceedings, any of which could negatively impact our operating results and ongoing business.
- Completion of the Merger is subject to the conditions contained in the Merger Agreement, including receipt of regulatory approvals, which may not be received, may take longer than expected or may impose conditions that are not presently anticipated or that cannot be met, and if these conditions are not satisfied or waived, the Merger will not be completed.
- Litigation may arise in connection with the Merger, which could be costly, prevent or delay consummation of the Merger, divert management's attention, and otherwise materially harm our business.

Risks Related to Our Business Strategy and Industry

- Our quarterly results are unpredictable and subject to substantial fluctuations; as a result, we may fail to meet the expectations of securities analysts and investors.
- We expect our gross margins and operating margins to vary over time.
- Our backlog may not be an accurate indicator of our level and timing of future revenues.
- We derive a material portion of our revenues from a limited number of our customers.
- If we are unable to compete effectively, our business and financial results could be harmed.
- Fluctuating economic conditions make it difficult to predict revenues and gross margin for a particular period and a shortfall in revenues or increase in costs of production may harm our operating results.
- Our success depends upon our ability to effectively plan and manage our resources and scale and restructure our business.
- Our acquisitions or divestitures of businesses could disrupt our business and harm our financial condition and stock price, and equity issued as consideration for acquisitions may dilute the ownership of our stockholders.
- Long sales and implementation cycles for our products and customer urgency related to ship dates to fill large orders may cause our revenues and operating results to vary significantly from quarter-to-quarter.
- Our ability to recognize revenue in a particular period is contingent on the timing of product orders and deliveries and/or our sales of certain software, subscriptions, and professional support and maintenance services.

Risks Related to Our Technology and Business Operations

- If the demand for network and IP systems does not continue to grow, our business, financial condition, and results of operations could be adversely affected.
- Issues in the development and use of artificial intelligence may result in reputational harm or liability.
- If we do not anticipate technological shifts, market needs and opportunities, we may not be able to compete effectively and our ability to generate revenues will suffer.
- Our strategy to expand our software business could adversely affect our competitive position.
- If our products do not interoperate with our customers' networks, installations will be delayed or cancelled and could harm our business.
- Our products incorporate and rely upon licensed third-party technology.
- We may face difficulties enforcing our proprietary rights, which could adversely affect our ability to compete.
- We depend on contract manufacturers and original design manufacturers as well as single-source and limited source suppliers, including for key components such as semiconductors.
- We face significant risks to our business and operations due to political and economic tensions between China and Taiwan.
- System security risks, data protection breaches, and cyberattacks could compromise our and our customers' proprietary information, disrupt our internal operations, and harm public perception of our products.
- Disruption in our distribution channels could seriously harm our future revenue and financial condition and increase our costs and expenses.
- We rely on the performance of our business systems and third-party systems and processes.
- Our ability to develop, market, and sell products could be harmed if we are unable to retain or hire key personnel.
- Our business could be negatively impacted by oversight of ESG matters and/or our reporting of ESG matters.

Legal, Regulatory, and Compliance Risks

- We are a party to lawsuits, investigations, and other disputes.
- Non-standard contract terms with telecommunications, cable, and cloud service provider companies, and other large customers, including large enterprise customers, could have an adverse effect on our business or impact the amount of revenues to be recognized.
- Regulations of our industry or of our customers could harm our operating results and future prospects.
- Governmental regulations, economic sanctions and other legal restrictions that affect international trade or affect movement and disposition of our products and component parts could negatively affect our revenues and operating results.
- Our actual or perceived failure to adequately protect personal data could adversely affect our business, financial condition, and results of operations.

Financial Risks

- Our financial condition and results of operations could suffer if there is an impairment of goodwill or purchased intangible assets.
- Changes in effective tax rates, the adoption of new U.S. or international tax legislation, or adverse outcomes resulting from examination of our income or other tax returns could adversely affect our results.
- We are subject to risks arising from our international operations, which may adversely affect our business, financial condition, and results of operations.
- There are risks associated with our outstanding and future indebtedness.
- Our investments are subject to risks, which may cause losses and affect the liquidity of these investments.

General Risk Factors

- Failing to adequately evolve our financial and managerial control and reporting systems and processes, or any weaknesses in our internal controls may adversely affect investor perception, and our stock price.
- Our amended and restated bylaws provide that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum.

Factors That May Affect Future Results

We operate in rapidly changing economic and technological environments that present numerous risks, many of which are driven by factors that we cannot control or predict. Some of these risks are highlighted in the following discussion, and in Management's Discussion and Analysis of Financial Condition and Results of Operations and Quantitative and Qualitative Disclosures About Market Risk. Investors should carefully consider all relevant risks before investing in our securities. The occurrence of any of these risks or additional risks and uncertainties not presently known to us or that we currently believe to be immaterial could materially and adversely affect our business, financial condition, operating results, and stock price.

RISKS RELATED TO THE MERGER

The announcement of our entry into the Merger Agreement and pendency of the Merger may result in disruptions to our business, and the Merger could divert management's attention, disrupt our relationships with third parties and employees, and result in negative publicity, customer concerns, or legal proceedings, any of which could negatively impact our operating results and ongoing business. On January 9, 2024, we entered into the Merger Agreement with HPE and Merger Sub, providing for the acquisition of Juniper by HPE. Completion of the Merger, which is currently expected in late calendar year 2024 or early calendar year 2025, is subject to the satisfaction or waiver of certain closing conditions, including: (1) the adoption of the Merger Agreement by the affirmative vote of the holders of a majority of the outstanding shares of our common stock, (2) the expiration or early termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and certain other approvals, clearances or expirations of waiting periods under other antitrust laws and foreign investment laws, (3) the absence of any order, injunction, or other order or law prohibiting the Merger or making the closing of the Merger illegal, (4) the accuracy of each party's representations and warranties, subject to certain standards set forth in the Merger Agreement, (5) the performance and compliance in all material respects of each party's agreements and covenants under the Merger Agreement, and (6) in the case of the obligations of HPE and Merger Sub to effect the Merger, no Material Adverse Effect (as defined in the Merger Agreement) with respect to Juniper, having occurred and that is continuing as of the closing. There is no assurance that all of the conditions will be satisfied or waived, or that the Merger will be completed on the proposed terms, within the expected timeframe, or at all. Furthermore, there are additional inherent risks in the Merger, including, but not limited to, the risks detailed below.

During the period prior to the closing of the Merger, our business is exposed to certain inherent risks due to the effect of the announcement or pendency of the Merger on our business relationships, financial condition, operating results, and business, including:

- potential uncertainty in the marketplace, which could result in current and prospective customers, resellers, and distributors to purchase products and services from our competitors or reduce, delay or cancel purchasing from us;

- the possibility of disruption to our business and operations, including diversion of management attention and resources;

- the inability to attract and retain key personnel (including as a result of solicitation by our competitors or others), and the possibility that our current employees could be distracted, and their productivity decline as a result, due to uncertainty regarding the Merger;

- the inability to pursue alternative business opportunities or make changes to our business and other restrictions on our ability to conduct our business, pending the completion of the Merger;

- our inability to solicit other acquisition proposals during the pendency of the Merger;

- the amount of the costs, fees, expenses, and charges related to the Merger Agreement and the Merger; and

- other developments beyond our control, including, but not limited to, changes in domestic or global economic or political conditions that may affect the timing or success of the Merger.

The Merger may be delayed, and may ultimately not be completed, due to a number of factors, including:

- the failure to obtain the approval of the adoption of the Merger Agreement by our stockholders;

- the failure to obtain regulatory approvals from certain governmental entities (or the imposition of any conditions, limitations or restrictions on such approvals);

- potential future stockholder litigation and other legal and regulatory proceedings, which could delay or prevent the Merger; and

- the failure to satisfy the other conditions to the completion of the Merger, including the possibility that a continuing Material Adverse Effect on our business would permit HPE not to close the Merger.

If the Merger does not close, our business and stockholders would be exposed to additional risks, including:

- to the extent that the current market price of our common stock reflects an assumption that the Merger will be completed, the price of our common stock could decrease if the Merger is not completed;

- investor confidence could decline, stockholder litigation could be brought against us, relationships with existing and prospective customers, resellers, distributors, manufacturers, service providers, investors, lenders, and other business partners may be adversely impacted, we may be unable to hire or retain key personnel, and profitability may be adversely impacted due to costs incurred in connection with the pending Merger;

- the requirement that we pay a customary termination fee of $407.5 million if the Merger Agreement is terminated in certain circumstances, including by us in order to accept a superior proposal or by HPE because the Board of Directors of Juniper withdraws its recommendation in favor of the Merger.

Even if successfully completed, there are certain additional risks to our stockholders from the Merger, including:

- the amount of cash to be paid under the Merger Agreement is fixed and will not be adjusted for changes in our business, assets, liabilities, prospects, outlook, financial condition, or operating results or in the event of any change in the market price of, analyst estimates of, or projections relating to, our common stock;

- the fact that receipt of the all-cash per share merger consideration under the Merger Agreement is taxable to stockholders that are treated as U.S. holders for U.S. federal income tax purposes; and

- the fact that, if the Merger is completed, our stockholders will forego the opportunity to realize the potential long-term value of the successful execution of our current strategy as an independent company, and will be affected by the ability of HPE to integrate and implement its plans, forecasts and other expectations with respect to our business and realize additional opportunities for growth and innovation.

Any of the foregoing, individually or in combination, could materially and adversely affect our business, our financial condition, and our results of operations and prospects.

Completion of the Merger is subject to the conditions contained in the Merger Agreement, including receipt of regulatory approvals, which may not be received, may take longer than expected or may impose conditions that are not presently anticipated or that cannot be met, and if these conditions are not satisfied or waived, the Merger will not be completed. Before the Merger may be completed, various consents, clearances, approvals, authorizations and declarations of non-objection, or expiration of waiting periods (or extensions thereof), must be obtained from certain regulatory and governmental authorities in the U.S., in the European Union, and in numerous other jurisdictions. In addition, the Merger may be reviewed under antitrust statutes or foreign direct investment regimes of other governmental authorities.

In deciding whether to grant the required regulatory approval, consent or clearance, the relevant governmental entities will consider the effects of the Merger on competition within their relevant jurisdiction. Regulatory and governmental entities may impose conditions on their respective approvals, in which case lengthy negotiations may ensue among such regulatory or governmental entities, HPE and us. Such conditions, any such negotiations and the process of obtaining regulatory approvals could have the effect of delaying or preventing consummation of the Merger.

Subject to the terms of the Merger Agreement, we have agreed to use our reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper, or advisable under applicable laws to consummate and make effective the transactions contemplated by the Merger Agreement, including the Merger, as soon as reasonably practicable; provided, however, HPE is not required, and we are not permitted, to take any action that would result in a Burdensome Condition (as defined in the Merger Agreement). Satisfaction of many of the closing conditions is not within our control. For example, we cannot be certain that required regulatory clearances and approvals will be obtained in a timely manner or at all, or that the granting of these regulatory clearances and approvals will not involve the imposition of regulatory remedies on the completion of the Merger.

If any of the closing conditions are not satisfied or waived prior to January 9, 2025, which deadline may be automatically extended to October 9, 2025, under certain circumstances, it is possible that the Merger Agreement will be terminated.

Litigation may arise in connection with the Merger, which could be costly, prevent or delay consummation of the Merger, divert management's attention, and otherwise materially harm our business. It is possible that litigation against us or our directors may be filed in the future as securities class action lawsuits and derivative lawsuits are often brought against public companies that have entered into acquisition, merger, or other business combination agreements like the Merger Agreement. The outcome of any such litigation is uncertain, and any litigation related to the Merger could delay or prevent the consummation of the proposed Merger.

Regardless of the outcome of any future litigation related to the Merger, such litigation may be time-consuming and expensive and may distract our management from running the day-to-day operations of our business. The litigation costs and diversion of management's attention and resources to address the claims and counterclaims in any litigation related to the Merger may materially negatively impact our business, results of operations, prospects, cash flows, and financial condition. If the Merger is not consummated for any reason, litigation could be filed in connection with the failure to consummate the Merger. Any litigation related to the Merger may result in negative publicity or an unfavorable impression of us, which could negatively affect the price of our common stock, impair our ability to recruit or retain employees, damage our relationships with our customers, resellers, distributors, and other business partners, or otherwise materially harm our operations and financial performance.

Further, one of the conditions to the completion of the Merger is that no restraining order, preliminary or permanent injunction, or other order issued by any court of competent jurisdiction will be in effect which prevents the consummation of the Merger. As such, if any such order or injunction preventing the consummation of the Merger is obtained, that order or injunction may prevent the proposed Merger from becoming effective or from becoming effective within the expected timeframe.

RISKS RELATED TO OUR BUSINESS STRATEGY AND INDUSTRY

Our quarterly results are unpredictable and subject to substantial fluctuations; as a result, we may fail to meet the expectations of securities analysts and investors. Our revenues and operating results may vary significantly from quarter-to-quarter due to a number of factors, many of which are outside of our control. If our quarterly financial results or our predictions of future financial results fail to meet the expectations of securities analysts and investors, the trading price of our securities could be negatively affected. Our operating results for prior periods may not be effective predictors of our future performance.

Factors associated with our industry, the operation of our business, and the markets for our products and services that may cause our quarterly results to fluctuate, include, but are not limited to:

- unpredictable ordering patterns and limited visibility into our customers' spending plans and associated revenue;
- changes in our customer mix, the mix of products and services sold, and the geographies in which our products and services are sold;
- changes in the demand for our products and services, including seasonal fluctuations in customer spending;
- changing market and economic conditions, including rising interest rates, recessionary cycles, and inflationary pressures, that could make our solutions more expensive or could increase our costs for materials, supplies, and services;
- ability to fulfill orders received in a timely manner due to disruptions and shortages in our global supply chain;
- changes in ordering patterns from increased advance ordering by customers of our products due to industry-wide supply chain concerns and our increased lead times, followed by decreased ordering by our customers as they consume advance orders as supply normalizes;
- price and product competition;
- ineffective legal protection of our intellectual property rights in certain countries;
- how well we execute on our strategy and business model;
- financial stability of our customers, including the solvency of private sector customers, and the impact of adverse developments affecting the financial services industry;
- executive orders, tariffs, governmental sanctions, changes in laws or regulations and accounting rules, or interpretations thereof;
- the impact of a U.S federal government shutdown or sovereign debt default on the U.S. economy, capital markets, our customers, our suppliers, and our business, including any adverse effects due to limited federal government services, such as import and export clearance, or visa processing;
- regional economic and political conditions, which may be aggravated by unanticipated global events; and
- disruptions in our business operations or target markets caused by, among other things, terrorism or other intentional acts, armed conflicts (such as the ongoing conflict between Russia and Ukraine as well as governmental sanctions imposed in response, the Israel-Hamas war, and conflicts related to the attacks on cargo ships in the Red Sea), cyberwarfare, an escalation of political tensions, outbreaks of disease, including global health emergencies and pandemics, earthquakes, floods, fires, or other natural disasters, including catastrophic events, and other unanticipated extraordinary externalities, including extreme weather conditions due to climate change that increase both the frequency and severity of natural disasters and may cause derivative disruptions such as impacts to our physical infrastructure or those of our customers, manufacturers, and suppliers.

We believe that quarter-to-quarter comparisons of operating results are not necessarily a good indication of what our future performance will be. In some prior periods, our operating results have been below our guidance, our long-term financial model, or the expectations of securities analysts or investors. This may happen again, and the price of our common stock may decline. In addition, our failure to pay quarterly dividends to our stockholders or the failure to meet our commitments to return capital to our stockholders could have a material adverse effect on our stock price.

We expect our gross margins and operating margins to vary over time. Our product and service gross margins are expected to vary, and may be adversely affected in the future by numerous factors, including, but not limited to, customer, vertical, product and geographic mix shifts, an increase or decrease in our software sales or the services we provide, increased price competition in one or more of the markets in which we compete, modifications to our pricing strategy to gain or retain footprint in markets or with customers, currency fluctuations that impact our costs or the cost of our products and services to our customers, inflation, increases in material, labor, logistics, warranty costs, or inventory carrying costs, excess product component or obsolescence charges, issues with manufacturing or component availability, issues relating to the distribution of our products and provision of our services, quality or efficiencies, increased costs due to changes in component pricing or charges incurred due to inaccurately forecasting product demand, warranty related issues, the impact of tariffs, or our introduction of new products and enhancements, or entry into new markets with different pricing and cost structures. We have seen, and may continue to see, our gross margins negatively impacted by increases in component costs, logistics costs, elevated inventory balances, and inflationary pressures. Failure to sustain or improve our gross margins reduces our profitability and may have a material adverse effect on our business and stock price.

Our backlog may not be an accurate indicator of our level and timing of future revenues. Our backlog may not be a reliable indicator of future operating results. For example, as a result of product order volume growth in prior periods and industry-wide supply challenges due to both constrained manufacturing capacity as well as shortages of component parts, our backlog grew significantly in 2021 and 2022 and remained elevated throughout 2023. As customer buying patterns normalize, order growth declines, and supply chain conditions improve, we expect our backlog to reduce to approximate historical levels. Further, customer behaviors have been changing as a result of worldwide macroeconomic factors, which has reduced demand and may continue to reduce demand for certain of our products and services. If we are not able to respond to and manage the impact of these and other events effectively, or if the macroeconomic conditions of the general economy or the industries in which we operate worsen from present levels, our business, operating results, financial condition, and cash flows could be adversely affected.

We derive a material portion of our revenues from a limited number of our customers. A material portion of our net revenues, across each customer vertical, depends on sales to a limited number of customers. The concentration of our customer base increases risks related to the financial condition of our customers, and the deterioration in financial condition of a single customer or the failure of a single customer to perform its obligations could have a material adverse effect on our results of operations and cash flow. If any such customers change their business requirements or focus, vendor selection, project prioritization, or purchasing behavior, or are parties to consolidation transactions, they may delay, suspend, reduce, or cancel their purchases of our products or services and our business, financial condition, and results of operations may be adversely affected. In addition, major customers may also seek more favorable pricing, payment, intellectual property-related, or other commercial terms that are less favorable to us, which may have a negative impact on our business, cash flow, revenue, and gross margins.

If we are unable to compete effectively, our business and financial results could be harmed. The markets that we serve are rapidly evolving and highly competitive and include several well-established companies. We also compete with other companies that are developing technologies that compete with our products. In addition, actual or speculated consolidation among competitors, or the acquisition by, or of, our partners and/or resellers by competitors can increase the competitive pressures faced by us as customers may delay spending decisions or not purchase our products at all. Our partners and resellers generally sell competing products on a non-exclusive basis and consolidation could delay spending or require us to increase discounts to compete, which could also adversely affect our business. Several of our competitors have substantially greater resources and can offer a wider range or greater depth of products and services for the overall network equipment market than we do. Other competitors have become more integrated, including through consolidation and vertical integration, and offer a broader range of products and services, which could make their solutions more attractive to our customers. Many of our competitors also sell networking products as bundled solutions with other IT products. If we are unable to compete effectively, we could experience a loss in market share and a reduction in revenues and/or be required to reduce prices, which could reduce our gross margins and materially and adversely affect our business, financial condition, and results of operations.

Fluctuating economic conditions make it difficult to predict revenues and gross margin for a particular period and a shortfall in revenues or increase in costs of production may harm our operating results. Our revenues and gross margin depend significantly on general economic conditions and the demand for products in the markets in which we compete. Economic weakness or uncertainty, customer financial difficulties, and constrained spending on network expansion and enterprise infrastructure have resulted in, and may in the future result in, decreased revenues and earnings. Such factors could make it difficult to accurately forecast revenues and operating results and could negatively affect our ability to provide accurate forecasts to our contract manufacturers, manage our contract manufacturer relationships and other expenses, and to make decisions about future investments. In addition, economic instability or uncertainty, inflationary pressures, continued turmoil in the geopolitical environment in many parts of the world and other events beyond our control, such as the remaining effects of global health emergencies, the ongoing conflict between Russia and Ukraine, and the Israel-Hamas war, have, and may continue to, put pressure on economic conditions, including global and regional financial markets, which has led and could lead, to reduced demand for our products, delays or reductions in network expansions or infrastructure projects, and/or higher costs of production. Future or continued economic weakness, failure of our customers and markets to recover from such weakness, customer financial difficulties, increases in costs of production, and reductions in spending on network maintenance and expansion could result in price concessions in certain markets or have a material adverse effect on demand for our products and consequently on our business, financial condition, and results of operations.

Our success depends upon our ability to effectively plan and manage our resources and scale and restructure our business. Our ability to successfully offer our products and services and execute on our growth strategy in a rapidly evolving market requires an effective planning, forecasting, and management process to enable us to effectively scale and adjust our business and business models in a cost-effective manner. From time to time, we have increased investment in our business by increasing headcount, acquiring companies, and increasing our investment in research and development, sales and marketing, and other parts of our business. Conversely, from time to time, we have initiated restructuring plans to realign our workforce as a result of organizational and leadership changes, which resulted in restructuring charges. Our ability to achieve the anticipated cost savings and other benefits from these initiatives is subject to many estimates and assumptions, which are subject to uncertainties. If our estimates and assumptions are incorrect, if we are unsuccessful at implementing changes, if we cannot evolve and scale our business and operations effectively, or if other unforeseen events occur, our business, financial condition, and results of operations could be adversely affected.

Our acquisitions or divestitures of businesses could disrupt our business and harm our financial condition and stock price, and equity issued as consideration for acquisitions may dilute the ownership of our stockholders. We have made, and may continue to make, acquisitions to enhance our business and invest significant resources to integrate the businesses we acquire. The success of each acquisition depends in part on our ability to realize business opportunities and manage risks, including, but not limited to: problems combining the purchased business operations, technologies or products, unanticipated costs, higher operating expenses, liabilities, litigation, diversion of management's time and attention, adverse effects on existing business relationships with suppliers and customers, risks associated with entering markets in which we have no or limited prior experience, and where competitors in such markets have stronger market positions, initial dependence on unfamiliar supply chains, failure of our due diligence processes to identify significant problems, liabilities, or other challenges of an acquired company or technology, including risks that arise due to incomplete assimilation of acquired companies' information systems and use by acquired companies of technology managed outside the scope of our information technology organization resulting in incomplete coverage by our cybersecurity threat risk management tools, and the potential loss of key employees, customers, distributors, vendors, and other business partners of the companies we acquire.

Acquisitions of high-technology companies are inherently risky and subject to uncertainties, including many factors outside of our control. As a result, our previous or future acquisitions may not be successful. We may not be able to successfully integrate any businesses, products, technologies, or personnel that we acquire or the transaction may not advance our business strategy as expected. Further, we may not realize anticipated revenues or other benefits associated with our acquisitions. In addition, we have divested, and may in the future divest, businesses, product lines, or assets. These transactions may also require significant separation activities that could result in the diversion of management's time and attention, loss of employees, substantial separation costs, and accounting charges for asset impairments. Any acquisitions or divestitures may materially adversely affect our business, operating results, or financial condition.

In connection with certain acquisitions, we may agree to issue common stock, or assume equity awards, which would dilute the ownership of our current stockholders; use a substantial portion of our cash resources; assume liabilities (both known and unknown); incur tax expenses; record goodwill and amortizable intangible assets as well as restructuring and other related expenses. We may incur additional acquisition-related debt, which could increase our leverage and potentially negatively affect our credit ratings resulting in more restrictive borrowing terms or increased borrowing costs, thereby limiting our ability to borrow. Any of the foregoing factors could harm our ability to achieve anticipated levels of profitability or other financial benefits from our acquired or divested businesses, product lines or assets or to realize other anticipated benefits of divestitures or acquisitions.

Long sales and implementation cycles for our products and customer urgency related to ship dates to fill large orders may cause our revenues and operating results to vary significantly from quarter-to-quarter. We experience lengthy sales cycles because our customers' decisions to purchase certain of our products, particularly new products, involve a significant commitment of their resources and a lengthy evaluation and product qualification process. Customers design and implement large network deployments following lengthy procurement processes, which may impact expected future orders. Following a purchase, customers may also deploy our products slowly and deliberately. Customers with large networks often expand their networks in large increments on a periodic basis and place large orders on an irregular basis. These sales and implementation cycles, as well as our expectation that customers will place large orders with urgent ship dates, may cause our revenues and operating results to vary significantly from quarter-to-quarter.

Our ability to recognize revenue in a particular period is contingent on the timing of product orders and deliveries and/or our sales of certain software, subscriptions, and professional support and maintenance services. In some of our businesses, our quarterly sales have periodically reflected a pattern in which a disproportionate percentage of each quarter's total sales occurs towards the end of the quarter. Further, we build certain products only when orders are received. Since the volume of orders received late in any given fiscal quarter remains unpredictable, if orders for custom products are received late in any quarter, we may not be able to recognize revenue for these orders in the same period or meet our expected quarterly revenues. Similarly, if we were to take actions or events occur which encourage customers to place orders or accept deliveries earlier than anticipated, our ability to meet our expected revenues in future quarters could be adversely affected. We also determine our operating expenses based on our anticipated revenues and technology roadmap and a high percentage of our expenses are fixed in the short and medium term. Any failure or delay in generating or recognizing revenue could cause significant variations in our operating results and operating margin from quarter-to-quarter.

In addition, services revenue, including SaaS revenue, accounts for a significant portion of our revenue, comprising 35%, 33%, and 35% of total revenue in 2023, 2022, and 2021, respectively. We expect our sales of new or renewal professional services, support, maintenance, and SaaS contracts to fluctuate due to end-customers' level of satisfaction with our products and services, the prices of our products and services or those offered by our competitors, and reductions in our end-customers' spending levels. We recognize professional services when delivered, and we recognize support, maintenance, and SaaS revenue periodically over the term of the relevant service period.

Further, we recognize certain software revenues periodically over the term of the relevant use or subscription periods and as a result, the related software and support and maintenance revenue we report each fiscal quarter is derived from the recognition of deferred revenue from contracts entered into during previous fiscal quarters. Any fluctuation in such new or renewed contracts in any one fiscal quarter may not be fully or immediately reflected in revenue and could negatively affect our revenue in future fiscal quarters.

RISKS RELATED TO OUR TECHNOLOGY AND BUSINESS OPERATIONS

If the demand for network and IP systems does not continue to grow, our business, financial condition, and results of operations could be adversely affected. A substantial portion of our business and revenues depends on the growth of secure IP infrastructure as well as customers that depend on the continued growth of IP services to deploy our products in their networks and IP infrastructures. As a result of changes in the economy, capital spending, or the building of network capacity in excess of demand (all of which have, in the past, particularly affected telecommunications service providers), spending on IP infrastructure can vary, which could have a material adverse effect on our business, financial condition, and results of operations. In addition, a number of our existing customers are evaluating the build-out of their next generation networks. During the decision-making period when our customers are determining the design of those networks and the selection of the software and equipment they will use in those networks, such customers may greatly reduce or suspend their spending on secure IP infrastructure. Any reduction or suspension of spending on IP infrastructure is difficult to predict, and may be due to events beyond our control. This, in turn, can make it more difficult to accurately predict revenues from customers, can cause fluctuations in the level of spending by customers and, even where our products are ultimately selected, can have a material adverse effect on our business, financial condition, and results of operations.

Issues in the development and use of artificial intelligence may result in reputational harm or liability. We incorporate AI capabilities into certain of our offerings, and this technology is a significant element of our business. As with many developing technologies, AI presents risks and challenges, and may result in unintended consequences that could affect its further development, adoption, and use, and therefore our business. Deficiencies or other failures of AI systems could subject us to competitive harm, regulatory action, penalties, legal liability, or brand or reputational harm. AI is an emerging technology for which the legal and regulatory landscape is not fully developed, including potential liability for breaching intellectual property or privacy regulations. While laws and regulations applicable to AI are emerging and evolving, including the EU's provisional AI Act, what these legal frameworks will look like remains uncertain and they may be inconsistent from jurisdiction to jurisdiction. We may not always be able to anticipate how to respond to these legal frameworks, and our obligation to comply with them could entail significant costs, negatively affect our business, or entirely limit our ability to incorporate certain AI capabilities into our offerings.

Additionally, leveraging AI capabilities to potentially improve internal functions and operations presents further risks, costs, and challenges. We aim to use AI ethically and attempt to identify and mitigate ethical or legal issues presented by its use. However, we may be unsuccessful in identifying or resolving ethical or legal issues presented by the use of AI. The use of AI to support business operations may carry inherent risks related to data privacy and security, such as intended or unintended transmission of personal data or proprietary or sensitive information, as well as challenges related to implementing and maintaining AI tools. Increased use of AI by third parties may also increase these risks. Further, reliance on AI could introduce operational vulnerabilities and impact our relationships with customers, partners, and suppliers.

If we do not anticipate technological shifts, market needs and opportunities, we may not be able to compete effectively and our ability to generate revenues will suffer. If we are unable to anticipate future technological shifts, market needs, requirements or opportunities, or fail to develop and introduce new products, product enhancements, or business strategies to meet those requirements or opportunities in a timely manner or at all, it could cause us to lose customers, substantially decrease or delay market acceptance and sales of our products and services, and significantly harm our business, financial condition, and results of operations. In addition, if we invest in developing products for a market that does not develop, it could significantly harm our business, financial condition, and results of operations. Even if we are able to anticipate, develop, and commercially introduce new products, enhancements or business strategies, any such products, enhancements, or business strategies may not achieve market acceptance.

Our strategy to expand our software business could adversely affect our competitive position. The success of our strategy to expand our software business is subject to a number of risks and uncertainties, including, but not limited to:

- the additional development efforts and costs required to create new software products and to make our products compatible with multiple technologies;
- the possibility that our software products may not achieve widespread customer adoption;
- the possibility that our strategy could erode our revenue and gross margins;
- the impact on our financial results of longer periods of revenue recognition for certain types of software products and changes in tax treatment associated with software sales;
- the additional costs associated with both domestic and international regulatory compliance, data protection, privacy and security laws, industry data security standards, and changes we need to make to our distribution chain in connection with increased software sales;
- issues related to cloud-specific and AI-specific regulatory requirements in certain countries including the U.S.,U.K., EU, and APAC countries.
- the ability of our disaggregated hardware and software products to operate independently and/or to integrate with current and future third-party products; and
- issues with third-party technologies used with our software products, which may be attributed to us.

If any of our software products or business strategies do not gain market acceptance or meet our expectations for growth, our ability to meet future financial targets may be adversely affected and our competitive position and our business and financial results could be harmed.

If our products do not interoperate with our customers' networks, installations will be delayed or cancelled and could harm our business. Our products are designed to interface with our customers' existing networks, each of which have different specifications and utilize multiple protocol standards and products from other vendors. Many of our customers' networks contain multiple generations of products that have been added over time as these networks have grown and evolved. Our products must interoperate with many or all of the products within these networks as well as future products to meet our customers' requirements. If we find errors in the existing software or defects in the hardware used in our customers' networks, we may need to modify our software or hardware to fix or overcome these errors so that our products will interoperate and scale with the existing software and hardware, which could be costly and could negatively affect our business, financial condition, and results of operations. In addition, if our products do not interoperate with those of our customers' networks, demand for our products could be adversely affected or orders for our products could be canceled. This could hurt our operating results, damage our reputation, and seriously harm our business and prospects.

Our products incorporate and rely upon licensed third-party technology. We integrate licensed third-party technology into certain of our products. From time to time, we may be required to renegotiate our current third-party licenses or license additional technology from third parties to develop new products or product enhancements or to facilitate new business models. Third-party licenses may not be available or continue to be available to us on commercially reasonable terms and some of our agreements with our licensors may be terminated for convenience by them. In addition, we cannot be certain that our licensors are not infringing on the intellectual property rights of third parties or that our licensors have sufficient rights to the licensed intellectual property in all jurisdictions in which we may sell our products. Third-party technology we incorporate into our products that is deemed to infringe on the intellectual property of others may result, and in some cases has resulted, in limitations on our ability to source technology from those third parties, restrictions on our ability to sell products that incorporate the infringing technology, increased exposure to liability that we will be held responsible for incorporating the infringing technology in our products, and increased costs involved in removing that technology from our products or developing substitute technology. Our inability to comply with, maintain or re-license any third-party licenses required in our products or our inability to obtain third-party licenses necessary to develop new products and product enhancements, could require us to develop substitute technology or obtain substitute technology of lower quality or performance standards or at a greater cost, any of which could delay or prevent product shipment and harm our business and results of operations.

We may face difficulties enforcing our proprietary rights, which could adversely affect our ability to compete. We rely on a combination of patents, copyrights, trademarks, trade secret laws, and contractual restrictions on disclosure of confidential and proprietary information, to protect our proprietary rights. We may not be able to protect our proprietary rights, products, or, in fact, provide competitive advantages to us or to our technology if our patent applications do not result in issued patents with the scope of the claims we seek or our patents or other proprietary rights are challenged, invalidated, infringed, or circumvented. Further, we cannot be certain that we were the first to make the inventions claimed in our pending patent applications or that we were the first to file for patent protection, which could prevent our patent applications from being issued as patents or invalidate our patents following issuance, which in turn may prevent us from incorporating our inventions into our products. If we cannot protect our intellectual property rights, we could incur costly product redesign efforts, discontinue certain product offerings, and experience other competitive harm.

Unauthorized parties may also attempt to copy aspects of our products or obtain and use our proprietary information. We generally enter into confidentiality or license agreements with our employees, consultants, vendors, and customers, and generally limit access to and distribution of our proprietary information. However, we cannot ensure that we have entered into confidentiality or license agreements with all parties who may have or have had access to our confidential information or that these agreements will not be breached. We cannot guarantee that any of the measures we have taken will prevent misappropriation of our technology. We are also vulnerable to third parties who illegally distribute or sell counterfeit, stolen, or unfit versions of our products, which has happened in the past and could happen in the future, and could have a negative impact on our reputation and business.

In addition, the laws of some foreign countries may not protect our proprietary rights to the same extent as do the laws of the U.S. If we are unable to protect our proprietary rights, we may be at a competitive disadvantage to others who need not incur the substantial expense, time, and effort required to create innovative products that have enabled our success.

We depend on contract manufacturers and original design manufacturers as well as single-source and limited source suppliers, including for key components such as semiconductors. Our operations depend on our ability to anticipate our needs for components, products and services, as well as the ability of our manufacturers, original design manufacturers, and suppliers to deliver sufficient quantities of quality components, products and services at reasonable prices and in time for us to meet critical schedules for the delivery of our own products and services. Given the wide variety of solutions that we offer, the large and diverse distribution of our manufacturers and suppliers, and the long lead times required to manufacture, assemble and deliver certain products, problems in production, planning and inventory management could seriously harm our business, and the shortage of key components has previously resulted in a significant disruption to our production schedule and resulted in increased prices and extended lead times. Any delay in our ability to produce and deliver our products could cause our customers to purchase alternative products from our competitors. In addition, our ongoing efforts to optimize the efficiency of our supply chain could cause supply disruptions and be more expensive, time-consuming, and resource-intensive than expected. Other manufacturing and supply problems that we could face are described below.

- *Manufacturing Issues*. We may experience supply shortfalls or delays in shipping products to our customers if our manufacturers experience delays, disruptions, or quality control problems in their manufacturing operations, or if we have to change or add manufacturers or contract manufacturing locations. We have contracts with our manufacturers that include terms to protect us in the event of an early termination, yet we may not have adequate time to transition all of our manufacturing needs to an alternative manufacturer under comparable commercial terms. We have experienced in the past and may experience in the future an increase in the expected time required to manufacture our products or ship products. Moreover, a significant portion of our manufacturing is performed in foreign countries and is therefore subject to risks associated with doing business outside of the U.S., including import restrictions, export restrictions, government sanctions, disruptions to our supply chain, cyberattacks, cyberwarfare, pandemics, regional health emergencies, regional climate-related events, or regional conflicts.

- *Single-Source Suppliers*. We rely on single or limited sources for many of our components due to technology, availability, price, quality, scale or customization needs. Any supplier could discontinue manufacturing components that we use in our products, which may cause us to either suspend delivery of certain products to our customers, discontinue certain products, or incur additional costs to redesign our products that incorporate discontinued components. In addition, there has been consolidation among certain suppliers of our components. Consolidation among suppliers can result in the reduction of the number of independent suppliers of components available to us, which could negatively impact our ability to access certain component parts or the prices we have to pay for such parts and may impact our gross margins.

- *Supply Chain Disruption.* Any disruptions to our supply chain, significant increase in component costs or logistics, or shortages of critical components, could decrease our sales, earnings, and liquidity or otherwise adversely affect our business and result in increased costs. Such a disruption could occur as a result of any number of events, including, but not limited to: an extended closure of or any slowdown at our suppliers' plants or shipping delays, market shortages due to the surge in demand from other purchasers for critical components, increases in prices, including fuel prices and increases in prices due to inflation, the imposition of regulations, quotas or embargoes or tariffs on components, labor stoppages, transportation delays, including due to labor strikes, or failures affecting the supply chain and shipment of materials and finished goods, third-party interference in the integrity of the products sourced through the supply chain, cyberattacks, the unavailability of raw materials, severe weather conditions, adverse effects of climate change, natural disasters, geopolitical developments, war or terrorism and disruptions in utilities and other services. In addition, the development, licensing, or acquisition of new products in the future may increase the complexity of supply chain management. Failure to effectively manage the supply of components and products would adversely affect our business.

- *Component Supply Forecast*. We provide demand forecasts for our products to our manufacturers, who order components and plan capacity based on these forecasts. If we overestimate our requirements, our manufacturers may assess charges, or we may have liabilities for excess inventory or raw materials, each of which could negatively affect our gross margins. If we underestimate our requirements, our contract manufacturers may have inadequate time, materials, and/or components required to produce our products. This could increase costs or delay or interrupt the manufacturing of our products, resulting in delays in shipments and deferral or loss of revenues and could negatively impact customer satisfaction. Any future spike in growth in our business, in the use of certain components we share in common with other companies, in IT spending, or in the economy in general, is likely to create greater short-term pressure on us and our suppliers to accurately forecast overall component demand and to establish optimal component inventories. If shortages or delays persist, we may not be able to secure enough components at reasonable prices or of acceptable quality to build and deliver products in a timely manner, and our revenues, gross margins, and customer relationships could suffer.

- *Alternative Sources of Supply*. The development of alternate sources for components is time-consuming, difficult, and costly. In the event of a component shortage, supply interruption or significant price increase from these suppliers (such as with the current worldwide shortage of semiconductor products), we may not be able to locate alternative sources in a timely manner. If we are unable to buy components in quantities sufficient to meet our requirements on a timely basis, we will not be able to deliver products and services to our customers, which would seriously affect present and future sales, and would, in turn, adversely affect our business, financial condition, and results of operations.

- *Impact due to Global Health Emergencies.* Delays in production and in product deliveries due to global health emergencies or pandemics have adversely affected our business and may adversely affect our business, financial condition, and results of operations in the future. These challenges have resulted in extended lead-times to our customers and have had a negative impact on our ability to recognize associated revenue and has previously resulted in and may in the future result in an increase in accelerated ordering for certain of our products.

We face significant risks to our business and operations due to political and economic tensions between China and Taiwan. We have significant business operations in Taiwan, and some of our manufacturing partners and suppliers have facilities in Taiwan. As a result, our operations and our supply chain could be materially and negatively impacted by adverse changes in China-Taiwan relations, which have become increasingly frayed in recent years. Accordingly, further deterioration in military, political and economic relations between China and Taiwan, as well as the ongoing geopolitical and economic uncertainty between the U.S. and China, the unknown impact of current and future U.S. and Chinese trade regulations and other geopolitical risks with respect to China and Taiwan, may cause disruptions in the markets and industries we serve, including decreased demand from customers for products using our solutions, our supply chain, or other disruptions which may, directly or indirectly, materially harm our business, financial condition, results of operations, and the market price of our stock.

System security risks, data protection breaches, and cyberattacks could compromise our and our customers' proprietary information, disrupt our internal operations, and harm public perception of our products. In the ordinary course of business, we store sensitive data, including intellectual property, personal data, our proprietary business information and that of our employees, contractors, customers, suppliers, vendors, and other business partners on our networks. In addition, we store sensitive data through cloud-based services that may be hosted by third parties and in data center infrastructure maintained by third parties. Secure maintenance of this information is critical to our operations and business strategy. We have been, and expect to be, subject to cyberattacks, and may be subject to ransomware and distributed denial-of-service attacks, spearfishing attacks and other attempted intrusions on our networks and systems by a wide range of actors, including, but not limited to, nation states, criminal enterprises, terrorist organizations, and other organizations or individuals, as well as errors, wrongful conduct or malfeasance by employees and third-party service providers (collectively, "malicious parties"). We expect our third-party vendors to be subject to similar cyberattacks, ransomware and distributed denial-of-service attacks, spearfishing attacks and other attempted intrusions. The increasing occurrence of high-profile data breaches and ransomware attacks provides evidence of an environment increasingly hostile to information security.

Despite our security measures, and those of our third-party vendors, our information systems, infrastructure, and data have experienced security incidents and breaches and may be subject to or vulnerable to breaches or attacks, including ransomware and distributed denial-of-service attacks. If any breach or attack compromises our networks or those of our vendors, creates system disruptions or slowdowns, or exploits security vulnerabilities or critical security defects of our products and services, the information stored on our networks or the networks of our customers, suppliers or business partners could be accessed and modified, publicly disclosed, lost, destroyed or stolen, and we may be subject to claims for contractual, tort, or equitable liability and suffer reputational and financial harm. In addition, malicious parties may compromise our software, including the open-source software used in our products, or our manufacturing supply chain to embed malicious hardware, components, and software that are designed to defeat or circumvent encryption and other cybersecurity measures to interfere with the operation of our networks, expose us or our products to cyberattacks, or gain unauthorized access to our or our customers' systems and information. If such actions are successful, they could diminish customer trust in our products, harm our business reputation, and adversely affect our business and financial condition.

Because techniques used by malicious parties to access or sabotage networks are sophisticated, change frequently, and generally are not recognized until after they are used, we may be unable to anticipate or immediately detect these techniques or the vulnerabilities they have caused or other potential vulnerabilities or security defects. Our logging of security incidents may also not be sufficient to identify or fully investigate a cybersecurity incident. Further, when vulnerabilities are discovered, we evaluate the risk, prioritize our responses, apply patches or take other remediation actions and notify customers, business partners, and suppliers, as appropriate. Exploitation of vulnerabilities and critical security defects, prioritization errors in remedying vulnerabilities or security defects, failure of third-party providers to remedy vulnerabilities or security defects, or customers not deploying security releases or deciding not to upgrade products, services or solutions, could, in each case, result in claims of liability against us, damage our reputation or otherwise harm our business.

All of this requires significant resources and attention from management and our employees, and the economic costs to us to eliminate or alleviate these issues could be significant and may be difficult to anticipate or measure. The market perception of the effectiveness of our products and our overall reputation could also be harmed as a result of any actual or perceived breach of security that occurs in our network or in the network of a customer of our products, regardless of whether the breach is attributable to our products, the systems of other vendors and/or to actions of malicious parties. This could impede our sales, manufacturing, distribution, or other critical functions, which could have an adverse impact on our financial results.

Additionally, we could be subject to measures that regulate the security of the types of products we sell. Such regulations may result in increased costs and delays in product releases and changes in features to achieve compliance, which may impact customer demand for our products, and result in regulatory investigations, potential fines, and litigation in connection with a compliance concern, security breach or related issue, and potential liability to third parties arising from such breaches. Further, in response to actual or anticipated cybersecurity regulations or contractual security requirements negotiated with our customers, we may need to make changes to existing policies, processes, and supplier relationships that could impact product offerings, release schedules and service response times, which could adversely affect the demand for and sales of our products and services. We maintain product liability insurance, but there is no guarantee that such insurance will be available or adequate to protect against all such claims. If our business liability insurance coverage is inadequate, or future coverage is unavailable on acceptable terms or at all, our financial condition and results of operations could be harmed.

Disruption in our distribution channels could seriously harm our future revenue and financial condition and increase our costs and expenses. The majority of our revenues are derived through value-added resellers and distributors, most of which also sell our competitors' products, and some of which sell their own competing products. The loss of or reduction in sales to our resellers or distributors could materially reduce our revenues. Our competitors may in some cases be effective in leveraging their market share positions or in providing incentives to resellers and distributors to favor their products or to prevent or reduce sales of our products. If we are unable to develop and maintain relationships with our partners, develop new relationships with value-added resellers and distributors in new markets, expand the number of distributors and resellers in existing markets, manage, train or motivate existing value-added resellers and distributors effectively, or if these partners are not successful in their sales efforts, sales of our products may decrease, and our business, financial condition, and results of operations would suffer. We recognize a portion of our revenues at the time we sell products to our distributors. If these sales are made based on inaccurate or untimely information, the amount or timing of our revenues could be adversely impacted. Further, our distributors may increase orders during periods of product shortages, cancel orders if their inventory is too high, or delay orders in anticipation of new products. They also may adjust their orders in response to the supply of our products and the products of our competitors that are available to them, and in response to seasonal fluctuations in end-user demand.

To develop and expand our distribution channel, we continue to offer attractive channel programs to potential partners and have previously entered into OEM agreements with partners to rebrand and resell our products as part of their product portfolios. These relationships require processes and procedures that may be costly or challenging to implement, maintain, and manage. Our failure to successfully manage and develop our distribution channel could adversely affect our ability to generate revenues from the sale of our products. We also depend on our global channel partners to comply with applicable legal and regulatory requirements. Any failure by our partners to comply with these requirements, could have a material adverse effect on our business, operating results, and financial condition.

We rely on the performance of our business systems and third-party systems and processes. Some of our business processes depend upon our IT systems, the IT systems and processes of third parties, and the interfaces between the two, as well as hosted SaaS applications from third parties. For example, we receive a broad range of information technology services, such as applications, including support, development and maintenance; infrastructure management and support, including for server storage and network devices; and end user support. Some of these services are provided to us through cloud providers, third party providers, and off-site facilities that may be vulnerable to damage or interruption, including performance problems from earthquakes, hurricanes, floods, fires, power loss, telecommunications failures, equipment failures, adverse events caused by operator error, cybersecurity attacks, pandemics, and similar events. In addition, because we lease, rather than own, off-site data center facilities, we cannot be assured that we will be able to expand our data center infrastructure to meet user demand in a timely manner, or on favorable financial terms. If we have issues receiving and processing data, this may delay our ability to provide products and services to our customers and business partners and damage our business. We also rely upon the performance of the systems and processes of our contract manufacturers to build and ship our products. If those systems and processes experience interruption or delay, the manufacture and shipment of our products in a timely manner may be impaired. Since IT is critical to our operations, in addition to the risks outlined above, problems with any of the third parties we rely on for our IT systems and services, could result in liabilities to our customers and business partners, lower revenue and unexecuted efficiencies, and impact our results of operations and our stock price. We could also face significant additional costs or business disruption if our arrangements with these third parties are terminated or impaired and we cannot find alternative services or support on commercially reasonable terms or on a timely basis or if we are unable to hire new employees in order to provide these services in-house.

Our ability to develop, market, and sell products could be harmed if we are unable to retain or hire key personnel. Our success and ability to maintain a technology leadership position depends upon our ability to recruit and retain key management, engineering, technical, sales, marketing, and support personnel. The supply of highly qualified individuals with technological and creative skills, in particular engineers, in specialized areas with the expertise to develop new products and enhancements for our current products, and provide reliable product maintenance, as well as the number of salespeople with industry expertise, is limited. Competition for people with the specialized technical skills we require is significant and may cause us to incur increased compensation expenses to attract and retain employees with the skills to support our business needs. None of our officers or key employees is bound by an employment agreement for any specific term. If we fail to attract new personnel or retain and motivate our current personnel, the development and introduction of new products could be delayed, our ability to market, sell, or support our products could be impaired, and our business, results of operations, and future growth prospects could suffer.

A number of our team members are foreign nationals who rely on visas and entry permits in order to legally work in the U.S. and other countries. In recent years, the U.S. has increased the level of scrutiny in granting H-1B, L-1, and other business visas. Compliance with new and unexpected U.S. immigration and labor laws could also require us to incur additional unexpected labor costs and expenses or could restrain our ability to retain and attract skilled professionals. Any of these restrictions could have a material adverse effect on our business, results of operations, and financial conditions.

Our business could be negatively impacted by oversight of ESG matters and/or our reporting of ESG matters. There is an increasing focus from U.S. and foreign government agencies, investors, customers, consumers, employees, and other stakeholders concerning environmental, social, and governance ("ESG") matters, including sustainable products. These changing rules, regulations and stakeholder expectations have resulted in, and are likely to continue to result in, increased general and administrative expenses and increased management time and attention spent complying with or meeting such regulations and expectations. For example, developing and acting on ESG initiatives, and collecting, measuring, and reporting ESG information and metrics can be costly, difficult and time consuming and is subject to evolving reporting standards, including the SEC's proposed climate-related reporting requirements, the recently adopted California climate reporting rules and, to the extent applicable, the Corporate Sustainability Reporting Directive. We may communicate certain initiatives and goals, regarding environmental matters, diversity, responsible sourcing and social investments and other related matters, in our Corporate Social Responsibility Report, on our website, in our SEC filings, and elsewhere. These initiatives and goals could be difficult and expensive to implement, the technologies needed to implement them may not be cost effective and may not advance at a sufficient pace, and ensuring the accuracy, adequacy, or completeness of the disclosure of our ESG initiatives can be costly, difficult, and time-consuming. Further, statements about our ESG initiatives and goals, and progress against those goals, may be based on standards for measuring progress that are still developing, internal controls and processes that continue to evolve, and assumptions that are subject to change. We could also face scrutiny from certain stakeholders for the scope or nature of such initiatives or goals, or for any revisions to these goals. If our ESG-related data, processes and reporting are incomplete or inaccurate, if we fail to achieve progress with respect to our ESG goals on a timely basis, or at all, or if we were to be subject to litigation from stakeholders as a result of our ESG initiatives, our business, financial performance and growth could be adversely affected.

LEGAL, REGULATORY, AND COMPLIANCE RISKS

We are a party to lawsuits, investigations, and other disputes. We have been named a party to litigation involving a broad range of matters, including commercial transactions, employment matters, patent infringement, copyrights, trademarks, and other rights to technologies and related standards that are relevant to our products, as well as governmental claims, and securities laws, and we may be named in additional litigation and/or governmental claims. For example, U.S. government agencies previously conducted investigations into possible violations by us of the U.S. Foreign Corrupt Practices Act, or the FCPA, which ultimately resulted in the Company entering into a settlement with the SEC that involved, among other things, the Company making a payment of $11.8 million in August 2019. Future claims or initiated litigation may include claims against us or our manufacturers, suppliers, partners, or customers. Future claims asserted and/or litigation may be initiated by third parties, including whistleblowers, and may relate to infringement of proprietary rights, issues arising under the False Claims Act, compliance with securities laws, or other matters. The expense of initiating and defending, and in some cases settling, such litigation and investigations may be costly, and may cause us to suffer reputational harm, divert management's attention from day-to-day operations of our business, and may require us to implement certain remedial measures that could disrupt our business, operations, results of operations, financial condition, or cash flows. In addition, if we fail to comply with the terms of any settlement agreement, we could face more substantial penalties. An unfavorable resolution of one or more of these matters could have a material adverse effect on our business, results of operations, financial condition, or cash flows.

Further, increased patent litigation brought by non-practicing entities may result, and in some cases has resulted, in our customers requesting or requiring us to absorb a portion of the costs of such litigation or providing broader indemnification for litigation, each of which could increase our expenses and negatively affect our business, financial condition, and results of operations. Regardless of the merit of these claims, they may require us to develop alternative technologies, enter into license agreements, or cease engaging in certain activities or offering certain products or services. Furthermore, even arguably unmeritorious claims may be settled at significant costs to us because of the potential for high awards of damages or injunctive relief.

If any infringement or other intellectual property claim made against us or anyone we are required to indemnify is successful and we are required to pay significant monetary awards or damages to settle litigation, enter into royalty or licensing arrangements, or we fail to develop non-infringing technology and we incorporate infringing technology in our products, our business, financial condition, and results of operations could be materially and adversely affected.

Non-standard contract terms with telecommunications, cable, and cloud service provider companies, and other large customers, including large enterprise customers, could have an adverse effect on our business or impact the amount of revenues to be recognized. Telecommunications, cable, and cloud service provider companies, and other large companies, including large enterprise customers, generally have greater purchasing power than smaller entities and often request and receive more favorable terms from suppliers. As one such supplier, we may be required to agree to such terms and conditions, which may include terms that affect the amount or timing of or our ability to recognize revenue, increase our costs, and have an adverse effect on our business, financial condition, and results of operations. Consolidation among such large customers can further increase their buying power and ability to require onerous terms from us.

Regulations of our industry or of our customers could harm our operating results and future prospects. We are subject to laws, regulations, and policies affecting the sale of our products in a number of areas. For example, some governments have regulations prohibiting customers (both government and commercial) from purchasing products that do not meet country-specific safety, conformance, or security certification criteria or in-country test requirements. Other regulations that may negatively impact our business include local content or local manufacturing requirements most commonly applicable for government, state-owned enterprise, or regulated industry procurements. The rapid development and deployment of tools that leverage AI is also causing governments to consider regulation of AI, even for AI that does not pertain to personal data. These types of regulations are in effect or under consideration in several jurisdictions where we do business. For example, in December 2023, the EU agreed upon a legal framework on AI: the AI Act. It is expected that the text of the AI Act will be negotiated and adopted in 2024. If adopted, the AI Act will ban certain AI systems, regulate general purpose AI, impose heavy obligations on high-risk AI systems, subject to high fines, and support innovation through regulatory "sandboxes." This framework, as currently proposed, may impact our products and services deployed in the EU.

The SEC requires us, as a public company that uses certain raw materials considered to be "conflict minerals" in our products, to report publicly on the extent to which "conflict minerals" are in our supply chain. As a provider of hardware end-products, we are several steps removed from the mining, smelting, or refining of any conflict minerals. Accordingly, our ability to determine with certainty the origin and chain of custody of these raw materials is limited. Our relationships with customers, suppliers, and investors could suffer if we are unable to describe our products as "conflict-free." We may also face increased costs in complying with conflict minerals disclosure requirements.

Environmental laws and regulations relevant to electronic equipment manufacturing or operations, including laws and regulations governing the hazardous material content of our products and the collection of and recycling of electrical and electronic equipment, may adversely impact our business and financial condition. In particular, we face increasing complexity in our product design and procurement operations as we adjust to new and expected future requirements relating to the chemical and material composition of our products, their safe use, the energy consumption associated with those products, climate change laws, and regulations and product take-back legislation, which could require us to cease selling non-compliant products and to reengineer our products to use compliant components, which could result in additional costs to us, disrupt our operations, and result in an adverse impact on our operating results. In addition, if we were to violate or become liable under environmental laws or if our products become non-compliant with environmental laws, our customers may refuse to purchase our products and we could incur substantial costs or face other sanctions, which may include restrictions on our products entering certain jurisdictions. The amount and timing of costs to comply with environmental laws are difficult to predict.

In addition, as a contractor and subcontractor to the U.S. government, our IT systems are subject to federal regulations that require compliance with security and privacy controls. Failure to comply with these requirements could result in a loss of federal government business, subject us to claims or other remedies for non-compliance, or negatively impact our business, financial condition, and results of operations.

Further, some government customers have implemented and could continue to implement procurement policies that impact our profitability. Procurement policies favoring more non-commercial purchases, different pricing, or evaluation criteria or government contract negotiation offers based upon the customer's view of what our pricing should be, could affect the margins on such contracts or make it more difficult to compete on certain types of programs. Moreover, the failure to comply with government contracting provisions could result in penalties or the ineligibility to compete for future contracts. Government customers are continually evaluating their contract pricing and financing practices, and we have no assurance regarding what changes will be proposed, if any, and their impact on our financial position, cash flows, or results of operations.

Moreover, our commercial customers may be subject to regulations and our business and financial condition could be adversely affected by changes in such regulations. Further, we could be affected by new laws or regulations on access to or commerce on IP networks in jurisdictions where we market our solutions. Regulations governing the range of services and business models that can be offered by service providers or cloud provider companies could adversely affect those customers' needs for products. Also, many jurisdictions have or are evaluating regulations relating to cybersecurity, supply chain integrity, privacy and data protection, any of which can affect the market and requirements for networking and security equipment. Additionally, certain countries where our customers operate may require that our products sold in that country be made locally or made in particular geographies, or satisfy local regulations for critical infrastructure projects, either of which could impact our ability to compete in those markets and may also negatively impact our margins due to the costs incurred to comply with these requirements.

The implementation of additional regulations could reduce demand for our products, increase the cost of building and selling our products, result in product inventory write-offs, impact our ability to ship products into affected areas and recognize revenue in a timely manner, require us to spend significant time and expense to comply with, and subject us to fines and civil or criminal sanctions or claims if we were to violate or become liable under such regulations. Any of these impacts could have a material adverse effect on our business, financial condition, and results of operations.

Governmental regulations, economic sanctions and other legal restrictions that affect international trade or affect movement and disposition of our products and component parts could negatively affect our revenues and operating results. The U.S. and other governments have imposed restrictions on the import and export of, among other things, certain telecommunications products and components, particularly those that contain or use encryption technology. Most of our products are telecommunications products that contain or use encryption technology and, consequently, are subject to restrictions. The scope, nature, and severity of such controls vary widely across different countries and may change frequently over time. In many cases, these government restrictions require a license prior to importing or exporting a good. Such licensing requirements can introduce delays into our operations as we or our channel partners must apply for the license and wait for government officials to process it or perform pre-shipment inspections; it is possible that lengthy delays will lead to the cancellation of orders by customers. Moreover, if we, our suppliers, or our channel partners fail to obtain necessary licenses prior to importing or exporting covered goods, we can be subject to government sanctions, including monetary penalties, conditions, and restrictions. Such license requirements, and any fines or other sanctions imposed for their violation could negatively affect our revenues and operating results.

In addition, the U.S. and other governments have especially broad sanctions and embargoes prohibiting provision of goods or services to certain countries, territories, sanctioned governments, businesses, and individuals. We have implemented systems to detect and prevent sales into restricted countries or to prohibited entities or individuals, but there can be no assurance that our third party, downstream resellers, and distributors will abide by these restrictions or have processes in place to ensure compliance.

Certain governments also impose special local content, certification, testing, source code review, escrow, and governmental recovery of private encryption keys, or other cybersecurity feature requirements to protect network equipment and software procured by or for the government. Similar requirements also may be imposed in procurements by state owned entities or even private companies forming part of "critical network infrastructure" or supporting sensitive industries.

In recent years, U.S. government officials have had concerns with the security of products and services from certain telecommunications and video providers based in China, Russia, and other regions. As a result, the U.S. government has imposed bans on the use of certain Chinese-origin and Russian-origin components or systems either in items sold to the U.S. government or in the internal networks of government contractors and subcontractors (even if those networks are not used for government-related projects). U.S. regulations also permit the U.S. government to investigate and possibly mandate the unwinding of commercial transactions between U.S. companies and foreign suppliers. This introduces uncertainty into our supply chain, our imports of end products and our overall operational planning.

In May 2021, the U.S. President issued an executive order on cybersecurity that signals the U.S. government's interest in developing standards and guidelines pertaining to Information and Communication Technology supply chains, government network capabilities and requirements, and cyber threat and vulnerability remediation. These standards and guidelines could impact how we develop hardware and software, what features our products have, and our role in helping the U.S. government respond to cyber threats and vulnerabilities.

In response to Russia's invasion of Ukraine in February 2022, the U.S. and certain allies imposed sanctions against the Russian government and other entities, which led to our suspension of operations in Russia, Belarus, and in the Donetsk, Luhansk, and Crimea regions of Ukraine. Accordingly, we are not able to sell or deliver our products or provide ongoing support services to our customers in Russia, Belarus, and in the Donetsk, Luhansk, and Crimea regions of Ukraine. The response by Russia and other countries to these sanctions could lead to an escalation of political tensions, economic instability in the area, and cyberwarfare. These actions, as well as the effect of such actions on macroeconomic conditions, could have an adverse impact on our business and operations.

Our actual or perceived failure to adequately protect personal data could adversely affect our business, financial condition, and results of operations. A wide variety of provincial, state, national, foreign, and international laws and regulations apply to the collection, use, retention, protection, disclosure, transfer, and other processing of personal data. These privacy and data protection-related laws and regulations are evolving, extensive, and complex. Compliance with these laws and regulations can be costly and can delay or impede the development and offering of new products and services. In addition, the interpretation and application of privacy and data protection-related laws in some cases is uncertain, and our legal and regulatory obligations are subject to frequent changes, including the potential for various regulator or other governmental bodies to enact new or additional laws or regulations, to issue rulings that invalidate prior laws or regulations, or to increase penalties. Moreover, there are a number of other legislative proposals worldwide, including in the U.S. at both the federal and state level, that could impose additional and potentially conflicting obligations in areas affecting our business. Examples of recent and anticipated developments that have impacted or could impact our business include the following:

- The EU General Data Protection Regulation ("GDPR") imposes stringent data protection requirements and provides significant penalties for noncompliance. As GDPR enforcement evolves, we may find it necessary to make further changes to our handling of personal data of residents of the European Economic Area ("EEA"). The regulatory environment applicable to the handling of EEA residents' personal data, and our actions in addressing such environment, may cause us to assume additional liabilities or incur additional costs and could result in our business, operating results, and financial condition being harmed. In addition, we and our customers may face a risk of enforcement actions by data protection authorities in the EEA relating to personal data transfers to us and by us from the EEA. Any such enforcement actions could result in substantial costs and diversion of resources, distract management and technical personnel, and negatively affect our business, operating results, and financial condition.

- Data protection legislation is also becoming increasingly common in the U.S. at both the federal and state level. State laws that are being enacted may require us to modify our data processing practices and policies, adapt our goods and services, and incur substantial costs and expenses to comply. Some state laws impose civil penalties on violators and authorize private rights of action, both of which might lead to an increase in the frequency and cost associated with data breach litigation.

- The Federal Trade Commission and many state attorneys general are interpreting federal and state consumer protection laws to impose standards for the online collection, use, dissemination, and security of data.

- We may be or become subject to data localization laws mandating that data collected in a foreign country be processed and stored within that country.

- Both U.S. federal and state, and non-U.S. governments are considering laws and regulations governing AI and machine learning tools that leverage commercial and consumer data, such as the EU's provisional AI Act. These laws may impact some of our products and services, internal business processes and applications, and procurement of vendor solutions. This may increase our liability risks and cause us to incur additional costs and expenses in order to comply.

- Among other emerging global privacy laws, India has adopted its Digital Personal Data Protection Act of 2023 ("DPDP Act"). Given our significant employee and operational presence in India, passage of the DPDP Act may cause us to implement new processes and policies necessary to comply with the new regulation and incur related additional costs.

Our actual or perceived failure to comply with applicable laws and regulations or other obligations to which we may be subject relating to personal data, or to protect personal data from unauthorized access, use, or other processing, could result in enforcement actions and regulatory investigations against us, claims for damages by customers and other affected individuals, fines, damage to our reputation, and loss of goodwill, any of which could have a material adverse effect on our operations, financial performance, and business. Further, evolving and changing definitions of personal data and personal information, within the EU, the U.S., the U.K., and elsewhere, including the classification of IP addresses, machine identification information, location data, and other information, may limit or inhibit our ability to operate or expand our business, including limiting business relationships and partnerships that may involve the sharing or uses of data, and may require significant costs, resources, and efforts in order to comply.

FINANCIAL RISKS

Our financial condition and results of operations could suffer if there is an impairment of goodwill or purchased intangible assets. As of December 31, 2023, our goodwill was $3,734.4 million, and our purchased intangible assets were $91.8 million. We are required to test intangible assets with indefinite lives, including goodwill, annually or, in certain instances, more frequently, and may be required to record impairment charges, which would reduce any earnings or increase any loss for the period in which the impairment was determined to have occurred. Our goodwill impairment analysis is sensitive to changes in key assumptions used in our analysis. If the assumptions used in our analysis are not realized, it is possible that an impairment charge may need to be recorded in the future. We cannot accurately predict the amount and timing of any impairment of goodwill or other intangible assets. However, any such impairment would have an adverse effect on our results of operations.

Changes in effective tax rates, the adoption of new U.S. or international tax legislation, or adverse outcomes resulting from examination of our income or other tax returns could adversely affect our results. Our future effective tax rates and the amount of our taxable income could be subject to volatility or adversely affected by the following: earnings being lower than anticipated in countries where we have lower statutory rates and higher than anticipated earnings in countries where we have higher statutory rates; changes in the valuation of our deferred tax assets and liabilities; changes in the research and development ("R&D") tax laws applicable to us; transfer pricing adjustments related to certain acquisitions, including the license of acquired intangibles under our intercompany R&D cost sharing arrangement; costs related to intercompany restructuring; tax effects of share-based compensation; challenges to our methodologies for valuing developed technology or intercompany arrangements; limitations on the deductibility of net interest expense; or changes in tax laws, regulations, accounting principles, or interpretations thereof. Our future effective tax rate may be impacted by judicial decisions, changes in interpretation of regulations, as well as additional legislation and guidance.

Proposals to reform U.S. and foreign tax laws could significantly impact how U.S. multinational corporations are taxed on foreign earnings and could increase the U.S. corporate tax rate. Several of the proposals currently being considered, if enacted into law, could have an adverse impact on our effective tax rate, income tax expense, and cash flows. Further, the Organisation for Economic Co-operation and Development (the "OECD"), an international association of 38 countries, including the U.S., has issued guidelines that change long-standing tax principles. The OECD guidelines may introduce tax uncertainty as countries amend their tax laws to adopt certain parts of the guidelines. Some countries have enacted, and others have proposed, taxes based on gross receipts applicable to digital services, regardless of profitability. Substantially all member countries of the OECD/G20 Inclusive Framework agreed to certain tax principles, including a global minimum tax of 15%. In December 2022, the EU reached unanimous agreement, in principle, to implement the global minimum tax. EU members initiated legislation to adopt global minimum tax provisions in 2023, which are intended to be effective for tax years beginning after 2023. Additional changes to global tax laws are likely to occur, and such changes may adversely affect our tax liability.

In addition, we are generally subject to the continuous examination of our income tax returns by the Internal Revenue Service, and other tax authorities. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes, but the determination of our worldwide provision for income taxes and other tax liabilities requires significant judgment by management, and there are transactions where the ultimate tax determination is uncertain. The ultimate tax outcome may differ from the amounts recorded in our consolidated financial statements and may materially affect our financial results in the period or periods for which such determination is made.

We are subject to risks arising from our international operations, which may adversely affect our business, financial condition, and results of operations. We derive a substantial portion of our revenues from our international operations, and we plan to continue expanding our business in international markets. We conduct significant sales and customer support operations directly and indirectly through our distributors and value-added resellers in countries throughout the world and depend on the operations of our contract manufacturers and suppliers that are located outside of the U.S. In addition, a portion of our R&D and our general and administrative operations are conducted outside the U.S. As a result of our international operations, we are affected by economic, business, regulatory, social, and political conditions in foreign countries, including the following:

- changes in general IT spending;
- global macroeconomic conditions, including recessionary cycles;
- the imposition of government controls, inclusive of critical infrastructure protection;
- changes in trade controls, economic sanctions, or other international trade regulations, which have in general recently trended toward increasing breadth and complexity of controls, and which may affect our ability to import or export our products to or from various countries;
- laws that restrict sales of products that are developed, manufactured, or incorporate components or assemblies sourced from certain countries or suppliers to specific customers and industry segments, or for particular uses;
- varying and potentially conflicting laws and regulations, changes in laws and interpretation of laws, misappropriation of intellectual property and reduced intellectual property protection;
- political uncertainty, including demonstrations, that could have an impact on product delivery;
- impact of geopolitical tensions, challenges, and uncertainties as a result of armed conflicts (such as the Israel-Hamas war, and conflicts related to the attacks on cargo ships in the Red Sea) and resulting sanctions imposed by the U.S. and other countries against governmental or other entities, that may lead to disruption, instability, and volatility in global and regional financial markets, as well as higher inflation, increases in prices of commodities, and disruptions to supply chains;
- increased tensions among the U.S., the North Atlantic Treaty Organization, and Russia that could increase the threat of armed conflict, cyberwarfare and economic instability and could disrupt or delay operations or resources in Ukraine or Russia, disrupt or delay communication with such resources or the flow of funds to support operations, or otherwise render our resources unavailable;
- fluctuations in local economies, including inflationary conditions that could make our solutions more expensive or could increase our costs of doing business in certain countries;
- fluctuations in currency exchange rates (see Quantitative and Qualitative Disclosures about Market Risk for more information);
- tax policies, treaties, or laws that could have an unfavorable business impact;
- the negotiation and implementation of free trade agreements between the U.S. and other nations;
- data privacy rules and other regulations that affect cross border data flow;
- the impact of adverse public health emergencies, such as the COVID-19 pandemic or other pandemics, in the countries in which we operate or where our customers are located; and
- theft or unauthorized use or publication of our intellectual property and other confidential business information.

Any or all of these factors has or could have an adverse impact on our business, financial condition, and results of operations.

Moreover, local laws and customs in many countries differ significantly from or conflict with those in the U.S. or in other countries in which we operate. In many foreign countries, it is common for others to engage in business practices that are prohibited by our internal policies and procedures or U.S. regulations. Certain countries (such as Russia, China, and EU member nations with regard to Iran trade) prohibit individuals and companies resident in or operating within their borders to comply with foreign sanctions imposed on such countries themselves or on third countries. Our employees, contractors, channel partners, and agents may fail to comply with U.S. and foreign laws and policies in violation of our policies and procedures, which are designed to help ensure compliance with U.S. and foreign laws and policies. Violations of laws or key control policies by our employees, contractors, channel partners, or agents could result in termination of our relationship, financial reporting problems, fines, and/or penalties for us, or prohibition on the importation or exportation of our products and could have a material adverse effect on our business, financial condition, and results of operations.

There are risks associated with our outstanding and future indebtedness. As of December 31, 2023, we had $1,700.0 million in aggregate principal amount of outstanding senior notes, which we refer to collectively as the "Notes". In June 2023, we entered into a new credit agreement (the "Credit Agreement") with certain institutional lenders that provides for a five-year $500.0 million unsecured revolving credit facility, with an option to increase the credit facility by up to an additional $200.0 million, subject to the lenders' approval.

We may not be able to generate sufficient cash flow to enable us to satisfy our expenses, make anticipated capital expenditures or service our indebtedness, including the Notes. Our ability to pay our expenses, satisfy our debt obligations, refinance our debt obligations and fund planned capital expenditures is dependent upon our future performance, restrictions imposed on the Company by the Merger Agreement during the interim period between the signing of the Merger Agreement and the closing of the Merger, and our ability to manage these risks in addition to other factors discussed in this section.

The indenture that governs the Notes contains various covenants that limit our ability and the ability of our subsidiaries to, among other things: grant liens, incur sale and leaseback transactions, and consolidate or merge with or into, or sell substantially all of our assets to another person. Further, the Credit Agreement contains one financial covenant along with customary affirmative and negative covenants that include the following:

- maintenance of a leverage ratio no greater than 3.0x (provided that if a material acquisition has been consummated, we are permitted to maintain a leverage ratio no greater than 3.5x for up to four quarters); and
- covenants that limit or restrict the ability of the Company and its subsidiaries to, among other things, grant liens, merge or consolidate, dispose of all or substantially all of its assets, change their accounting or reporting policies, change their business and incur subsidiary indebtedness, in each case subject to customary exceptions for a credit facility of this size and type.

As a result of these covenants, we are limited in the manner in which we can conduct our business, and we may be unable to engage in favorable business activities or finance future operations or capital needs. Accordingly, these restrictions may limit our ability to successfully operate our business. In addition, under applicable U.S. tax laws and regulations, there are limitations on the deductibility of net business interest expenses. As a result, if our taxable income were to decline, we may not be able to fully deduct our net interest expense, which could have a material impact on our business.

Further, we receive debt ratings from the major credit rating agencies in the U.S. Factors that influence our credit ratings include HPE's rating and outlook and our financial strength, as well as our transparency with rating agencies and timeliness of financial reporting. We may not be able to maintain our credit ratings and failure to do so could adversely affect our cost of funds and related margins, liquidity, competitive position and access to capital markets.

Our investments are subject to risks, which may cause losses and affect the liquidity of these investments. We have substantial investments in asset-backed and mortgage-backed securities, certificates of deposit, commercial paper, corporate debt securities, foreign government debt securities, money market funds, mutual funds, time deposits, U.S. government agency securities, and U.S. government securities. We also have investments in privately-held companies, including equity and debt securities. Certain of our investments are subject to general credit, liquidity, market, sovereign debt, and interest rate risks. Our future investment income may fall short of expectations due to changes in interest rates, or if the decline in fair value related to creditworthiness of our publicly traded debt investments is judged to be material, or due to certain inherent risks involved in investments in early-stage privately-held companies. For example, we have recognized and may in the future recognize additional losses on an investment, if we determine that an investment without readily determinable fair value is not likely to be recovered. In addition, should financial market conditions worsen in the future, investments in some financial instruments may be subject to risks arising from market liquidity and credit concerns, which could have a material adverse effect on our liquidity, financial condition, and results of operations.

GENERAL RISK FACTORS

Failing to adequately evolve our financial and managerial control and reporting systems and processes, or any weaknesses in our internal controls may adversely affect investor perception, and our stock price. We will need to continue to improve our financial and managerial control and our reporting systems and procedures to manage and grow our business effectively in the future. We are required to assess the effectiveness of our internal control over financial reporting annually and to disclose in our filing if such controls were unable to provide assurance that a material error would be prevented or detected in a timely manner. If in the future, our internal controls over financial reporting are determined to not be effective, resulting in a material weakness, investor perceptions regarding the reliability of our financial statements may be adversely affected, which could cause a decline in the market price of our stock and otherwise negatively affect our liquidity and financial condition.

Our amended and restated bylaws provide that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum. The exclusive forum provisions in our bylaws may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our current or former directors, officers, or other employees, which may discourage such lawsuits against us and our current or former directors, officers, and other employees. These provisions do not apply to suits brought to enforce a duty or liability created by the Securities Act of 1933, as amended, or the Exchange Act or any other claim for which the federal courts have exclusive or concurrent jurisdiction. Alternatively, if a court were to find the exclusive forum provisions contained in our bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could have a material and adverse impact on our business.

ITEM 1B. *Unresolved Staff Comments*

Not applicable.

ITEM 1C. Cybersecurity

Cybersecurity Risk Management and Strategy:

We recognize the importance of assessing, identifying, and managing material risks associated with cybersecurity threats, as such term is defined in Item 106(a) of Regulation S-K. These risks include, among other things, internal operational risks; system security risks; data protection; risks to proprietary business information; intellectual property theft; fraud; extortion; harm to employees, partners, or customers; violation of privacy or security laws and other litigation and legal risk; and reputational risks. We have implemented several cybersecurity processes, technologies, and controls to aid in our efforts to identify, assess, and manage such material risks.

To aide in identifying and assessing material risks from cybersecurity threats, our enterprise risk management program considers cybersecurity risks alongside other significant company risks as part of our overall risk assessment process. As part of this process, the Company gathers input from subject matter specialists, as necessary, to gather insights to help in identifying and assessing material cybersecurity threat risks, as well as potential severity and mitigation measures. We also have a cybersecurity specific risk assessment process, which helps identify potential cybersecurity risks. We employ a range of tools and services, including regular network and endpoint monitoring, vulnerability assessments, penetration testing, and tabletop exercises to inform our professionals' risk identification and assessment.

We manage these known risks by using internal security controls designed to align with standards set by the National Institute of Standards and Technology ("NIST"), the International Organization for Standardization ("ISO"), and the Center for Internet Security ("CIS"), and by engaging third party experts to perform penetration tests to attempt to infiltrate our information systems, as such term is defined in Item 106(a) of Regulation S-K. These penetration tests are focused on specific objectives to assist us in managing our cybersecurity threat risks. Our maturity in these controls varies by control type and by business.

We also conduct the following activities at various intervals during the year, which vary in maturity across our business:

- monitor emerging data protection laws and implement changes from time-to-time to our processes designed to comply;

- undertake regular reviews of our customer facing policies and statements related to cybersecurity;

- through policy, practice, and contract (as applicable) require employees, who provide services on our behalf, to treat customer information and data with care;

- leverage the NIST incident handling framework to help us prepare, detect, analyze, contain, eradicate, respond, and recover when there is an actual or potential cybersecurity incident;

- run exercises to simulate a response to a cybersecurity incident and use the findings to improve our processes and technologies;

- run exercises to simulate a response to a cybersecurity incident to provide training to our cyber incident response team;

- run annual tabletop exercises to train our executives and increase their cybersecurity awareness;

- conduct a variety of information security and privacy trainings, including new employee training, job-specific security training, specialized training for IT and security personnel, and phishing simulations.

- hold an annual Cybersecurity Awareness Month programming, which is available for all employees during which we provide seminars, presentations, and employee engagement activities designed to reinforce our employee information security training and enhance the culture and knowledge of cybersecurity risks among our employees;

- carry information security risk insurance to help defray potential losses that might arise from a cybersecurity incident.

Our cybersecurity incident response plan was developed to respond to the threat of security breaches, the threat of cyberattacks, and to protect and preserve the confidentiality, integrity, and continued availability of information owned by, or in the care of, the Company. Our incident response plan coordinates the activities that we take to prepare for, detect, respond to, and recover from cybersecurity incidents, which include processes to triage, assess severity for, escalate material cybersecurity incidents to our global crisis management plan, contain, investigate, and remediate the incident, as well as to comply with potentially applicable legal obligations and mitigate brand and reputational damage.

Our processes also address cybersecurity threat risks associated with our use of third party service providers, including those in our supply chain or who have access to our customer and employee data or our systems. Third-party risks are included within our enterprise risk management assessment program, as well as our cybersecurity-specific risk identification program, both of which are discussed above. In addition, cybersecurity considerations affect the selection and oversight of our third-party service providers. We perform diligence on third parties that have access to our systems, data or facilities that house such systems or data, and continually monitor cybersecurity threat risks identified through such diligence. Additionally, we generally require those third parties that could introduce significant cybersecurity risk to us to agree by contract to manage their cybersecurity risks in specified ways, and to agree to be subject to cybersecurity audits.

We regularly engage with assessors, consultants, auditors, and other third parties, including by regularly having third parties, including independent Qualified Security Assessors review our cybersecurity program to help identify areas for continued focus, improvement and/or compliance.

In our risk factors, we describe whether and how risks from identified cybersecurity threats, including as a result of any previous cybersecurity incidents, have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition. See our risk factor disclosures at Item 1A of this Annual Report on Form 10-K.

Cybersecurity Governance:

Cybersecurity is an important part of our risk management processes and an area of focus for our Board and management. The Board has oversight responsibility for the Company's Enterprise Risk Management framework. The Board as a whole and through the various Board committees oversees the Company's management of material enterprise level risk, focusing on four areas of risk: strategic, compliance, operational, and financial. To fulfill its oversight responsibility, the Board also regularly reviews, consults, and discusses with management on strategic direction, challenges, and risks faced by the Company.

As part of our entire Board's operational risk management responsibilities, it has oversight of risks from cybersecurity threats. The Audit Committee has been designated with the responsibility to regularly review the Company's processes and procedures around managing cybersecurity threat risks and cybersecurity incidents. As discussed below, members of management report to the Audit Committee which reports to the entire Board about cybersecurity threat risks, among other cybersecurity related matters, at least annually.

In support of the Board's oversight of the Company's cybersecurity risk management program, the Audit Committee receives (i) quarterly updates or reports delivered directly from our Chief Information Officer ("CIO") and Chief Information Security Officer ("CISO") and (ii) three reports delivered as part of the Company's enterprise risk management update to the Audit Committee. These reports may be supplemented, as needed, by the CIO, CISO, and other executives at the Company. These reports include a variety of cybersecurity topics, such as threat risk management updates, the results of exercises and response readiness assessments, our incident response plan, and steps management has taken to respond to such threat risks. In such sessions, the Audit Committee receives materials including a cybersecurity scorecard and other materials indicating current and emerging material cybersecurity threat risks, and describing the Company's ability to mitigate those risks, and discusses such matters with our CIO and CISO.

Members of the Board and Audit Committee are also encouraged to regularly engage in ad hoc conversations with management on cybersecurity-related news events and discuss any updates to our cybersecurity risk management and strategy programs. Material cybersecurity threat risks are also considered during separate Board meeting discussions of important matters like enterprise risk management, operational budgeting, mergers and acquisitions, and other relevant matters.

Our CISO oversees our cybersecurity risk management program in partnership with our CIO and other business leaders, including our General Counsel. These members of management are informed about and monitor the prevention, mitigation, detection, and remediation of cybersecurity incidents through their management of, and participation in, the cybersecurity risk management and strategy processes described above.

Our CIO has developed expertise in cybersecurity and compliance, enterprise architecture and road mapping, data and analytics, digital transformation and customer service through her 39 years of experience in the information technology space. She earned her computer science degree from Temple University and currently teaches in the Masters in Information Systems program at University of San Francisco. Our CISO has worked in cybersecurity for 25 years, including thirteen years as a CISO or deputy CISO. He is currently a Certified Information Systems Security Professional and holds an Information Systems Security Architecture Professional sub-certification (CISSP-ISSAP). He also holds a masters of science degree in computer science, with an information security specialization from James Madison University.

ITEM 2. *Properties*

Our corporate headquarters is located at an owned site in Sunnyvale, California. As of December 31, 2023, we leased space (including offices and other facilities) in locations throughout the United States and in various places outside the United States. We believe that our current offices and other facilities are in good condition and appropriately support our current business needs.

ITEM 3. *Legal Proceedings*

The information set forth under the heading "Legal Proceedings" in Note 14, *Commitments and Contingencies*, in Notes to Consolidated Financial Statements in Item 8 of Part II of this Report, is incorporated herein by reference.

ITEM 4. *Mine Safety Disclosures*

Not applicable.

ITEM 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Market Information

Our common stock is traded on the New York Stock Exchange, or NYSE, under the symbol JNPR.

Stockholders

As of February 5, 2024, there were 517 stockholders of record of our common stock, and we believe a substantially greater number of beneficial owners hold shares through brokers, banks, or other nominees.

Dividends

The declaration and amount of any future cash dividends are at the discretion of the Board of Directors and will depend on our financial performance, economic outlook, and any other relevant considerations.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

During the three months ended December 31, 2023, there were no share repurchases under our Board-approved 2018 Stock Repurchase Program, which authorizes us to purchase an aggregate of up to $3.0 billion of our common stock. As of December 31, 2023, there was approximately $0.2 billion of authorized funds remaining under the 2018 Stock Repurchase Program. See Note 9, *Equity*, in Notes to Consolidated Financial Statements in Item 8 of Part II of this Report.

Company Stock Performance

The information contained in this Company Stock Performance section shall not be deemed to be incorporated by reference into other U.S. Securities and Exchange Commission, or SEC, filings; nor deemed to be soliciting material or filed with the Commission or subject to Regulation 14A or 14C or subject to Section 18 of the Exchange Act. The comparisons in the performance graph below are based upon historical data and are not indicative of, or intended to forecast, future performance of our common stock.

The performance graph below shows the cumulative total stockholder return over a five-year period assuming the investment of $100 on December 31, 2018, in each of Juniper Networks' common stock, the Standard & Poor's 500 Stock Index ("S&P 500"), and the NASDAQ Telecommunications Index. Total stockholder return assumes reinvestment of all dividends.



	As of December 31,					
	2018	**2019**	**2020**	**2021**	**2022**	**2023**
JNPR	$ 100.00	$ 94.37	$ 89.29	$ 145.88	$ 134.09	$ 127.40
S&P 500	$ 100.00	$ 131.47	$ 155.65	$ 200.29	$ 163.98	$ 207.04
NASDAQ Telecommunications Index	$ 100.00	$ 113.65	$ 141.14	$ 149.82	$ 113.74	$ 130.05

ITEM 6. *[Reserved]*

ITEM 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following discussion should be read with the Business section in Item 1 of Part I and the Consolidated Financial Statements and the related notes in Item 8 of Part II of this Report. We intend the discussion of our financial condition and results of operations to provide information that will assist the reader in understanding our Consolidated Financial Statements, the changes in certain key items in those financial statements from year to year, and the primary factors that accounted for those changes, as well as how certain accounting estimates affect our Consolidated Financial Statements. To aid in understanding our operating results for the periods covered by this Report, we have provided an executive overview, which includes a financial results and key performance metrics overview and a discussion of material events and uncertainties known to management. These sections should be read in conjunction with the more detailed discussion and analysis of our consolidated financial condition and results of operations in this Item 7, our "Risk Factors" section included in Item 1A of Part I, and our Consolidated Financial Statements and notes thereto included in Item 8 of Part II of this Report.

Executive Overview

Proposed Merger with Hewlett Packard Enterprise

On January 9, 2024, we entered into an Agreement and Plan of Merger (the "Merger Agreement") by and among the Company, Hewlett Packard Enterprise Company, a Delaware corporation ("HPE"), and Jasmine Acquisition Sub, Inc., a Delaware corporation and wholly owned subsidiary of HPE ("Merger Sub"), pursuant to which Merger Sub will merge with and into the Company (the "Merger"), with the Company surviving the Merger as a wholly owned subsidiary of HPE. Under the terms of the Merger Agreement, at the effective time of the Merger, each issued and outstanding share of our common stock (subject to certain exceptions set forth in the Merger Agreement) will be canceled and converted into the right to receive $40.00 in cash, without interest and subject to applicable withholding taxes.

The Merger Agreement generally requires us to use commercially reasonable efforts to operate our business in the ordinary course, subject to certain exceptions including as required by applicable law, pending consummation of the Merger, and subjects the Company to customary interim operating covenants that restrict us from taking certain specified actions without HPE's approval (such approval not to be unreasonably withheld, conditioned, or delayed) until the Merger is completed or the Merger Agreement is terminated in accordance with its terms. During this period, we are permitted to continue paying regular quarterly dividends, substantially in accordance with past practice, at a quarterly rate not to exceed $0.22 per share.

The completion of the Merger, which is currently expected to close in late calendar year 2024 or early calendar year 2025, is subject to the receipt of regulatory approvals and other customary closing conditions, including the adoption of the Merger Agreement by our stockholders. If the transaction is consummated, our common stock will be delisted from the New York Stock Exchange and deregistered under the Exchange Act. See the section entitled "Risk Factors" in Item 1A of Part I of this Report for further discussion about the risks related to the Merger.

Financial Results and Key Performance Metrics Overview

The following table provides an overview of our financial results and key financial metrics (in millions, except per share amounts, percentages, and days sales outstanding, or DSO):

	As of and for the Years Ended December 31,			
	2023	2022	$ Change	% Change
Net revenues	$ 5,564.5	$ 5,301.2	$ 263.3	5 %
Gross margin	$ 3,201.9	$ 2,958.3	$ 243.6	8 %
Percentage of net revenues	*57.5 %*	*55.8 %*		
Operating income	$ 470.1	$ 519.1	$ (49.0)	(9)%
Percentage of net revenues	*8.4 %*	*9.8 %*		
Net income	$ 310.2	$ 471.0	$ (160.8)	(34)%
Percentage of net revenues	*5.6 %*	*8.9 %*		
Net income per share				
Basic	$ 0.97	$ 1.46	$ (0.49)	(34)%
Diluted	$ 0.95	$ 1.43	$ (0.48)	(34)%
Operating cash flows	$ 872.8	$ 97.6	$ 775.2	794 %
Stock repurchase plan activity	$ 385.0	$ 299.7	$ 85.3	28 %
Cash dividends declared per common stock	$ 0.88	$ 0.84	$ 0.04	5 %
DSO[1]	69	76	(7)	(9)%
Deferred revenue:				
Deferred product revenue	$ 92.1	$ 108.8	$ (16.7)	(15)%
Deferred service revenue	1,932.8	1,554.3	378.5	24 %
Total	$ 2,024.9	$ 1,663.1	$ 361.8	22 %
Deferred revenue from customer solutions[2]	$ 843.4	$ 632.8	$ 210.6	33 %
Deferred revenue from hardware maintenance and professional services	1,181.5	1,030.3	151.2	15 %
Total	$ 2,024.9	$ 1,663.1	$ 361.8	22 %

_____

[1] DSO is for the fourth quarter ended December 31, 2023, and 2022.

[2] Includes deferred revenue from hardware solutions, software licenses, software support and maintenance and SaaS offerings sold in our Automated WAN Solutions, Cloud-Ready Data Center, and AI-Driven Enterprise customer solution categories.

- *Net Revenues:* Net revenues increased during 2023 compared to 2022 driven by a growth in Enterprise vertical, partially offset by a decline in the Cloud and Service Provider verticals. Net revenues increased across all geographies. Service net revenues increased primarily driven by strong sales of hardware maintenance contracts and SaaS subscriptions.

- *Gross Margin:* Gross margin as a percentage of net revenues increased during 2023 compared to 2022 primarily due to improved service gross margin. The increase in service gross margin was mainly due to higher revenue from hardware maintenance and software subscriptions and lower service delivery costs.

- *Operating Margin:* Operating income as a percentage of net revenues decreased during 2023 compared to 2022 primarily due to higher personnel-related expenses driven by an increase in headcount and higher restructuring costs, partially offset by the drivers described in the gross margin discussion above.

- *Operating Cash Flows:* Net cash provided by operations increased primarily due to improvements in working capital and one-time proceeds from the termination of our interest rate lock contracts, partially offset by higher cash taxes and increased compensation payments.

- *Capital Return:* We continued to return capital to our stockholders. During 2023, we repurchased a total of 13.1 million shares of our common stock in the open market at an average price of $29.47 per share for an aggregate purchase price of $385.0 million. During 2023, we paid quarterly dividends of $0.22 per share, for an aggregate amount of $280.8 million.

- *DSO:* DSO is calculated as the ratio of ending accounts receivable, net of allowances, divided by average daily net revenues for the preceding 90 days. DSO decreased primarily due to improved invoicing linearity, partially offset by lower revenue for the fourth quarter ended December 31, 2023 compared to the same period in 2022.

- *Deferred Revenue:* Total deferred revenue increased, primarily driven by the timing of contract renewals and increase in deferrals of SaaS and software license subscriptions.

Global Supply and Demand Update

Global economic and business activities continue to face widespread macroeconomic uncertainties, including inflation, monetary policy shifts, recession risks, and turmoil in the geopolitical environment, including the Russia-Ukraine conflict, the political and economic tensions between China and Taiwan, the Israel-Hamas war, and escalating tensions in the Red Sea in connection with the attacks by the Houthis to disrupt shipments. Our overall performance depends in-part on global economic conditions, as well as other disruptions and the impacts of such conditions on our customers.

We have a global supply chain, which is primarily composed of manufacturing partners, component suppliers, and third-party logistics partners. In prior periods, global supply chain constraints and component parts shortages resulted in extended lead times of certain products to our customers and impacted the volume of products we were able to deliver, which negatively impacted our ability to recognize revenue. Throughout fiscal year 2023, we saw an overall improvement of industry-wide supply constraints.

While global component shortages persisted in prior periods, certain customers placed advanced product orders in an effort to secure supply. These elevated product order levels declined throughout 2023 as supply chain constraints eased. As a result, we expect our backlog to normalize in 2024 as our customers consume previously placed advance orders and normalize their buying patterns.

In prior years, we committed to purchase additional inventory to meet customer demands for our products and to mitigate supply constraints. As a result, our inventory levels increased in 2023 and are expected to remain elevated in the near term. When we became aware of an inability to sell this inventory, we recognized inventory obsolescence charges, and we expect to continue to incur future inventory obsolescence charges, which may be material. Our purchase commitments are expected to continue to decline as our supplier lead times normalize. Our operating cash flows have been and may continue to be negatively impacted by significant inventories at our contract manufacturers.

Management continues to actively monitor the impact of macroeconomic factors on the Company's financial condition, liquidity, operations, suppliers, industry, and workforce. The extent of the impact on our operations and financial performance, our ability to execute our business strategies, and initiatives in the expected time frame, will depend on the impact of macroeconomic factors on our customers, partners, employees, contract manufacturers and supply chain. See the section entitled "Risk Factors" in Item 1A of Part I of this Report for further discussion.

Critical Accounting Estimates

The preparation of the financial statements and related disclosures in conformity with U.S. GAAP requires us to make judgments, assumptions, and estimates that affect the amounts reported in the Consolidated Financial Statements and the accompanying notes. We base our estimates and assumptions on current facts, historical experience, and various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Note 1, *Description of Business, Basis of Presentation and Significant Accounting Policies*, in Notes to Consolidated Financial Statements in Item 8 of Part II of this Report, describes the significant accounting policies and methods used in the preparation of the Consolidated Financial Statements.

The below accounting policies require significant judgments, assumptions, and estimates used in the preparation of the Consolidated Financial Statements and actual results could differ materially from the amounts reported based on these policies.

- *Revenue Recognition:* We enter into contracts to sell our products and services, and while most of our sales agreements contain standard terms and conditions, there are agreements that contain non-standard terms and conditions and include promises to transfer multiple goods or services. As a result, significant interpretation and judgment are sometimes required to determine the appropriate accounting for these transactions, including: (1) whether performance obligations are considered distinct that should be accounted for separately versus together, how the price should be allocated among the performance obligations, and when to recognize revenue for each performance obligation; (2) developing an estimate of the stand-alone selling price, or SSP, of each distinct performance obligation; (3) combining contracts that may impact the allocation of the transaction price between product and services; and (4) estimating and accounting for variable consideration, including rights of return, rebates, price protection, expected penalties or other price concessions as a reduction of the transaction price.

  Our estimates of SSP for each performance obligation require judgment that considers multiple factors, including, but not limited to, historical discounting trends for products and services, pricing practices in different geographies and through different sales channels, gross margin objectives, internal costs, competitor pricing strategies, and industry technology lifecycles. Our estimates for rights of return, rebates, and price protection are based on historical sales returns and price protection credits, specific criteria outlined in customer contracts or rebate agreements, and other factors known at the time. Our estimates for expected penalties and other price concessions are based on historical trends and expectations regarding future incurrence.

  Changes in judgments with respect to these assumptions and estimates could impact the timing or amount of revenue recognition.

- *Income Taxes:* We are subject to income taxes in the United States and numerous foreign jurisdictions. We apply the authoritative accounting guidance for uncertainty in income taxes to all income tax positions, including the potential recovery of previously paid taxes, which if settled unfavorably could adversely affect our provision for income taxes. Significant judgment is required in evaluating our uncertain tax positions and determining our taxes including the interpretation and application of GAAP and complex domestic and international tax laws and matters related to the allocation of international taxation rights between countries. In addition, we are subject to the continuous examination of our income tax returns by the IRS and other tax authorities. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes. Although we believe our reserves are reasonable, no assurance can be given that the final tax outcome of these matters will not be different from that which is reflected in our historical income tax provisions and accruals. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit or the refinement of an estimate. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will affect the provision for income taxes in the period in which such determination is made.

  Significant judgment is also required in determining any valuation allowance recorded against deferred tax assets. In assessing the need for a valuation allowance, we consider all available evidence, including past operating results, estimates of future taxable income, and the feasibility of tax planning strategies. In the event that we change our determination as to the amount of deferred tax assets that can be realized, we adjust our valuation allowance with a corresponding impact to the provision for income taxes in the period in which such determination is made.

- *Inventory Valuation and Contract Manufacturer Liabilities*: Inventory consists primarily of components and finished goods and is stated at the lower of cost or net realizable value. A provision is recorded when inventory is determined to be in excess of anticipated future demand for customer orders or that may become obsolete to adjust inventory to its estimated realizable value. In addition, we record a liability for the possible repurchase of quantities held by our contract manufacturers in excess of anticipated future demand or that may become obsolete.

Significant judgment is used in establishing our forecasts of future demand and obsolete materials exposure. We perform a detailed analysis and review of data used in establishing our demand forecasts. If the actual component usage and product demand are significantly lower than forecast, which may be caused by factors within and outside of our control, or if there was a higher incidence of inventory obsolescence because of rapidly changing technology, our customer requirements, changes in market conditions, or new product introductions, we may be required to increase our provision and contract manufacturer liabilities, which could have an adverse impact on our gross margins and profitability. We regularly evaluate our exposure for inventory excess, obsolescence and adequacy of our contract manufacturer liabilities.

Recent Accounting Pronouncements

See Note 1, *Description of Business, Basis of Presentation and Significant Accounting Policies*, in Notes to the Consolidated Financial Statements in Item 8 of Part II of this Report for a full description of recent accounting pronouncements, including the expected dates of adoption and estimated effects on financial condition and results of operations, which is incorporated herein by reference.

Results of Operations

A discussion regarding our financial condition and results of operations for the fiscal year ended December 31, 2023 compared to 2022 is presented below. A discussion regarding our financial condition and results of operations for the fiscal year ended December 31, 2022 compared to 2021 can be found under Item 7 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed with the SEC on February 10, 2023, which is available on the SEC's website at www.sec.gov and our Investor Relations website at http://investor.juniper.net.

Revenues

The following table presents net revenues by customer solution, customer vertical, and geographic region (in millions, except percentages):

| | Years Ended December 31, | | | |
	2023	2022	$ Change	% Change
Customer Solutions:				
Automated WAN Solutions	$ 1,839.3	$ 1,865.3	$ (26.0)	(1)%
Percentage of net revenues	*33.1 %*	*35.2 %*		
Cloud-Ready Data Center	744.7	878.9	(134.2)	(15)%
Percentage of net revenues	*13.4 %*	*16.6 %*		
AI-Driven Enterprise	1,391.8	1,026.2	365.6	36 %
Percentage of net revenues	*25.0 %*	*19.4 %*		
Hardware Maintenance and Professional Services	1,588.7	1,530.8	57.9	4 %
Percentage of net revenues	*28.5 %*	*28.8 %*		
Total net revenues	$ 5,564.5	$ 5,301.2	$ 263.3	5 %
Customer Verticals:				
Cloud	$ 1,162.8	$ 1,393.6	$ (230.8)	(17)%
Percentage of net revenues	*20.9 %*	*26.3 %*		
Service Provider	1,842.5	1,891.2	(48.7)	(3)%
Percentage of net revenues	*33.1 %*	*35.7 %*		
Enterprise	2,559.2	2,016.4	542.8	27 %
Percentage of net revenues	*46.0 %*	*38.0 %*		
Total net revenues	$ 5,564.5	$ 5,301.2	$ 263.3	5 %
Geographic Regions:				
Americas:				
United States	$ 3,066.5	$ 2,931.6	$ 134.9	5 %
Other	266.8	225.2	41.6	18 %
Total Americas	3,333.3	3,156.8	176.5	6 %
Percentage of net revenues	*59.9 %*	*59.6 %*		
EMEA	1,405.7	1,370.0	35.7	3 %
Percentage of net revenues	*25.3 %*	*25.8 %*		
APAC	825.5	774.4	51.1	7 %
Percentage of net revenues	*14.8 %*	*14.6 %*		
Total net revenues	$ 5,564.5	$ 5,301.2	$ 263.3	5 %

Total net revenues increased primarily due to growth in AI-Driven Enterprise and Hardware Maintenance and Professional Services, which were mainly driven by higher sales volume, partially offset by a decline in Cloud-Ready Data Center and Automated WAN Solutions.

The AI-Driven Enterprise revenue increase was primarily driven by Enterprise and Service Provider, partially offset by a decline in Cloud.

The decreases in Cloud-Ready Data Center revenue and the Automated WAN Solutions revenue were primarily due to a decline in Cloud and Service Provider, partially offset by a growth in Enterprise.

Also, software and security products and services represent key areas of our strategic focus that are critical components to our business success. Software and related service offerings include revenue from software license, software support and maintenance and SaaS contracts. Total security offerings include revenue from our complete portfolio of hardware and software security products, including SD-WAN solutions, as well as services related to our security solutions.

The following table presents net revenues from software and security products and services (in millions, except percentages):

	Years Ended December 31,			
	2023	**2022**	**$ Change**	**% Change**
Software and Related Services	$ 1,223.4	$ 994.2	$ 229.2	23 %
Percentage of net revenues	22.0 %	18.8 %		
Total Security	$ 669.7	$ 628.6	$ 41.1	7 %
Percentage of net revenues	12.0 %	11.9 %		

Gross Margins

The following table presents gross margins (in millions, except percentages):

	Years Ended December 31,			
	2023	**2022**	**$ Change**	**% Change**
Product gross margin	$ 1,850.9	$ 1,778.2	$ 72.7	4 %
Percentage of product revenues	*51.0 %*	*50.2 %*		
Service gross margin	1,351.0	1,180.1	170.9	14 %
Percentage of service revenues	*69.9 %*	*67.0 %*		
Total gross margin	$ 3,201.9	$ 2,958.3	$ 243.6	8 %
Percentage of net revenues	*57.5 %*	*55.8 %*		

Our gross margins as a percentage of net revenues have been and will continue to be affected by a variety of factors, including general inflationary pressures, the mix and average selling prices of our products and services, new product introductions and enhancements, manufacturing, component and logistics costs, expenses for inventory obsolescence and warranty obligations, cost of support and service personnel, customer mix as we continue to expand our footprint with certain strategic customers, the mix of distribution channels through which our products and services are sold, and import tariffs. For example, in prior periods, our logistics and other supply chain-related costs increased due to the global component shortage, and we saw cost improvement in 2023 due to the overall reduction in industry-wide supply constraints. For more information on the impact of supply chain constraints on our business, see the "Risk Factors" section of Item 1A of Part I of this Report.

Product gross margin

Product gross margin as a percentage of product revenues increased primarily due to the easing of elevated logistics and other supply chain costs and favorable software revenue mix, partially offset by higher inventory-related expenses and unfavorable product mix. We continue to undertake specific efforts to address certain factors impacting our product gross margin. These efforts include performance and quality improvements through engineering to increase value across our products; optimizing our supply chain and service business; pricing management; and increasing software and solution sales.

Service gross margin

Service gross margin as a percentage of service net revenues increased primarily due to higher revenue from hardware maintenance and software subscriptions and lower service delivery costs.

Operating Expenses

The following table presents operating expenses (in millions, except percentages):

	Years Ended December 31,			
	2023	**2022**	**$ Change**	**% Change**
Research and development	$ 1,144.4	$ 1,036.1	$ 108.3	10 %
Percentage of net revenues	*20.6 %*	*19.5 %*		
Sales and marketing	1,233.9	1,133.4	100.5	9 %
Percentage of net revenues	*22.2 %*	*21.4 %*		
General and administrative	255.5	249.5	6.0	2 %
Percentage of net revenues	*4.6 %*	*4.7 %*		
Restructuring charges	98.0	20.2	77.8	385 %
Percentage of net revenues	*1.8 %*	*0.4 %*		
Total operating expenses	$ 2,731.8	$ 2,439.2	$ 292.6	12 %
Percentage of net revenues	*49.1 %*	*46.0 %*		

Our operating expenses have historically been driven in large part by personnel-related costs, including salaries and wages; commissions and bonuses, which we refer to collectively as variable compensation; benefits; share-based compensation; and travel. Facility and information technology, or IT, departmental costs are allocated to each department based on usage and headcount. We had a total of 11,144 and 10,901 employees as of December 31, 2023, and 2022, respectively. Our headcount increased by 243 employees, or 2%.

Research and development

Research and development expense increased primarily due to higher share-based compensation and other personnel-related costs driven by headcount growth.

Sales and marketing

Sales and marketing expense increased primarily due to higher personnel-related costs driven by headcount growth and higher variable compensation.

Restructuring charges

Restructuring charges increased primarily due to expenses recorded in connection with our restructuring plans approved in the third quarter of 2023. For further explanation of our restructuring charges, see Note 7, *Restructuring Charges*, in Notes to Consolidated Financial Statements in Item 8 of Part II of this Report.

Gain (Loss) on Privately-Held Investments, Net

The following table presents the gain (loss) on privately-held investments, net (in millions, except percentages):

	Year Ended December 31,			
	2023	**2022**	**$ Change**	**% Change**
Gain (loss) on privately-held investments, net	$ (97.3)	$ 20.4	$ (117.7)	N/M
Percentage of net revenues	*(1.7)%*	*0.4 %*		

N/M - Not meaningful

In 2023, the Company recognized an unrealized loss on its privately-held equity investments due to declines in fair values. The Company estimated the fair value of these investments based on quantitative and qualitative analysis. This analysis involved use of judgment, significant estimates, and assumptions, such as the near-term prospects of the investee in the market in which it operates, evaluating the investee's financial condition in relation to its outstanding obligations, and probabilities of securing additional capital through various alternative scenarios.

Gain on Divestiture

The following table presents the gain on divestiture (in millions, except percentages):

	Year Ended December 31,			
	2023	2022	$ Change	% Change
Gain on divestiture	$ —	$ 45.8	$ (45.8)	(100)%
Percentage of net revenues	*— %*	*0.9 %*		

In 2022, we recognized a gain of $45.8 million related to the divestiture of our silicon photonics business for cash consideration of $90.0 million and a 25% equity interest in the business.

Other Expense, Net

The following table presents other expense, net (in millions, except percentages):

	Years Ended December 31,			
	2023	2022	$ Change	% Change
Interest income	$ 50.6	$ 19.6	$ 31.0	158 %
Interest expense	(80.0)	(58.6)	(21.4)	37 %
Gain (loss) on other investments, net [(1) (2)]	6.0	(11.6)	17.6	(152)%
Other	(0.4)	1.6	(2.0)	(125)%
Total other expense, net	$ (23.8)	$ (49.0)	$ 25.2	(51)%
Percentage of net revenues	*(0.4)%*	*(0.9)%*		

(1) Other investments represent fixed income securities and equity investments with readily determinable fair value.
(2) The prior period amounts have been reclassified to conform to the current period presentation.

Interest income primarily includes interest earned on our cash, cash equivalents, and investments. Interest expense primarily includes interest, net of capitalized interest expense, from long-term debt and customer financing arrangements. Gain (loss) on other investments, net, primarily includes gains (losses) from the sale of investments in fixed income securities and equity investments with readily determinable fair values. Other typically consists of foreign exchange gains and losses and other non-operational income and expense items.

Total other expense, net, decreased primarily due to higher interest income related to our fixed income investment portfolio, as a result of higher yields and higher net gains from equity investments, partially offset by higher interest expense related to our debt portfolio.

Income Tax Provision

The following table presents income tax provision (in millions, except percentages):

	Years Ended December 31,			
	2023	**2022**	**$ Change**	**% Change**
Income tax provision	$ 29.2	$ 60.5	$ (31.3)	(52)%
Effective tax rate	*8.4 %*	*11.3 %*		

The effective tax rate for fiscal year 2023 was lower than fiscal year 2022, primarily due to the net difference in discrete items in fiscal year 2023 compared to fiscal year 2022 and a change in the geographic mix of earnings. For a complete reconciliation of our effective tax rate to the U.S. federal statutory rate of 21% and further explanation of our income tax provision, see Note 12, *Income Taxes*, in the Notes to Consolidated Financial Statements in Item 8 of Part II of this Report.

Beginning January 1, 2022, as a result of the Tax Cuts and Jobs Act of 2017 ("Tax Act"), all our U.S. and non-U.S. based R&D expenditures are being capitalized and amortized over five and fifteen years, respectively. In 2023, the new regulations resulted in incremental cash tax payments of approximately $150 million and a reduction in our effective tax rate due to increased benefit from U.S. foreign-derived intangible income and an increased federal R&D credit. Future impacts will primarily depend on if and when this legislation is deferred, modified, or repealed by the U.S. Congress, including if retroactively, and the amount of R&D expenditures paid or incurred in those respective years. We estimate the largest impact will have been to 2022 cash flow from operations and that the impact in future years should gradually decrease over the five- and fifteen-year amortization periods. The Company's future effective tax rate may be impacted.

European Union members and certain other countries initiated legislation to adopt global minimum tax provisions in 2023, which are intended to be effective for tax years beginning after 2023. We do not expect to incur significant global minimum taxes in 2024.

Liquidity and Capital Resources

Liquidity and capital resources may be impacted by our operating activities as well as acquisitions, investments in strategic relationships, and payment of cash dividends on our common stock. Since the enactment of the Tax Act, we have repatriated a significant amount of cash from outside of the U.S., and plan to continue to repatriate on an ongoing basis. We intend to use the repatriated cash to invest in the business, support value-enhancing mergers and acquisitions, and fund our return of capital to stockholders.

Based on past performance and current expectations, we believe that our existing cash and cash equivalents, short-term, and long-term investments, and cash generated from operations together with the revolving credit facility will be sufficient to fund our operations; planned dividends; capital expenditures; purchase commitments and other liquidity requirements; and anticipated growth for at least the next twelve months and thereafter for the foreseeable future. However, our future liquidity and capital requirements may vary materially from those now planned depending on many factors, including, but not limited to, our growth rate; the timing and amount we spend to support development efforts; the expansion of sales and marketing activities; the introduction of new and enhanced products and services; the costs to acquire or invest in businesses and technologies; an increase in manufacturing or component costs; certain interim operating covenants that we have agreed to in the Merger Agreement; and the risks and uncertainties detailed in the "Risk Factors" section of Item 1A of Part I of this Report.

The Company's material cash requirements include the following contractual and other obligations.

Revolving Credit Facility

In June 2023, we entered into a new credit agreement with certain institutional lenders that provides for a five-year $500.0 million unsecured revolving credit facility (the "Revolving Credit Facility"), with an option to increase the Revolving Credit Facility by up to an additional $200.0 million, subject to the lenders' approval. The Company's previous $500.0 million revolving credit facility was terminated concurrently with the Company entering into the Revolving Credit Facility. The Revolving Credit Facility will terminate in June 2028, subject to two one-year maturity extension options, on the terms and conditions set forth in the credit agreement. As of December 31, 2023, we were in compliance with all covenants in the credit agreement, and no amounts were outstanding. In connection with our entry into the Merger Agreement, certain terms limit our ability to drawdown the full amount of $500.0 million available under the Revolving Credit Facility. Refer to Note 8, *Debt and Financing,* in the Notes to Consolidated Financial Statements in Item 8 of Part II of this Report for information on the credit agreement.

Debt

As of December 31, 2023, we had outstanding fixed-rate senior notes with varying maturities for an aggregate principal amount of $1,700.0 million (collectively the "Notes"), none of which is payable within 12 months. As of December 31, 2023, future interest payments associated with the Notes total $594.6 million, with $55.4 million payable within 12 months.

Purchase Commitments with Contract Manufacturers and Suppliers

In order to reduce manufacturing lead times and in the interest of having access to adequate component supply, we enter into agreements with contract manufacturers and certain suppliers to procure inventory based on the Company's requirements. A significant portion of the Company's purchase commitments arising from these agreements consists of firm and non-cancelable commitments. In certain instances, these agreements allow the Company the option to cancel, reschedule, and adjust its requirements based on the Company's business needs prior to firm orders being placed. As of December 31, 2023, we had purchase commitments of $1,291.6 million, with $989.5 million payable within 12 months.

Tax

Our transition tax liability represents future cash payments on accumulated foreign earnings of subsidiaries as a result of the Tax Act. The Company has elected to pay its transition tax, net of applicable tax refunds, over the eight-year period provided in the Tax Act. As of December 31, 2023, the balance of our transition tax obligation was $179.7 million, with $73.4 million payable within 12 months.

As of December 31, 2023, the Company had $92.7 million included in long-term income taxes payable on the Consolidated Balance Sheets for unrecognized tax positions. At this time, the Company is unable to make a reasonably reliable estimate of the timing of payments related to this amount due to uncertainties in the timing of tax audit outcomes.

In 2023, we made tax payments of approximately $406 million of which approximately $150 million can be attributed to the capitalization and amortization requirements for R&D expenditures pursuant to the Tax Act.

Leases

The Company leases its facilities and certain equipment under non-cancelable operating leases that have remaining lease terms of 1 to 8 years and 1 to 4 years, respectively. As of December 31, 2023, we had fixed lease payment obligations of $138.7 million, with $47.1 million payable within 12 months.

Unconditional Purchase Obligations - Other

Unconditional purchase obligations consist of agreements that include firm and non-cancelable terms to transfer funds in the future for fixed or minimum amounts or quantities to be purchased at fixed or minimum prices. As of December 31, 2023, we had unconditional purchase obligations of $69.6 million, with $33.1 million payable within 12 months. See Note 14, *Commitments and Contingencies*, in the Notes to Consolidated Financial Statements in Item 8 of Part II of this Report for further discussion of our unconditional purchase obligations.

Guarantees

We have financial guarantees consisting of third-party financing arrangements extended to end-user customers and standby letters of credit for certain lease facilities, insurance programs, and customs of $32.5 million as of December 31, 2023.

Capital Return

In addition to our cash requirements, we have a capital return program authorized by the Board of Directors (the "Board"). In January 2018, the Board, approved a $2.0 billion share repurchase program, which we refer to as the 2018 Stock Repurchase Program. In October 2019, the Board authorized a $1.0 billion increase to the 2018 Stock Repurchase Program for a total of $3.0 billion.

During the fiscal year ended December 31, 2023, we repurchased 13.1 million shares of our common stock in the open market at an average price of $29.47 per share for an aggregate purchase price of $385.0 million, under the 2018 Stock Repurchase Program. As of December 31, 2023, there was $0.2 billion of authorized funds remaining under the 2018 Stock Repurchase Program.

In connection with our entry into the Merger Agreement, we suspended our 2018 Stock Repurchase Program and will not repurchase our common stock subsequent to year end 2023. See Note 9, *Equity*, in the Notes to Consolidated Financial Statements in Item 8 of Part II of this Report for further discussion of the 2018 Stock Repurchase Program.

In addition, any future dividends, and the establishment of record and payment dates, are subject to approval by the Board or an authorized committee thereof. See Note 15, *Subsequent Events*, in the Notes to Consolidated Financial Statements in Item 8 of Part II of this Report for discussion of our dividend declaration subsequent to December 31, 2023.

ITEM 7A. *Quantitative and Qualitative Disclosures about Market Risk*

Interest Rate Risk

Interest Income Risk - Available-for-Sale Fixed Income Securities

The primary objectives of our investment activities are, in order of priority, to preserve principal, maintain liquidity, and maximize yield. The value of our investments is subject to market price volatility. To minimize this risk, we maintain an investment portfolio of various holdings, types, and maturities, which includes asset-backed and mortgage-backed securities, certificates of deposit, commercial paper, corporate debt securities, foreign government debt securities, time deposits, U.S. government agency securities, and U.S. government securities. At any time, a rise in interest rates could have a material adverse impact on the fair value of our investment portfolio. Conversely, a decline in interest rates could have a material impact on interest income from our investment portfolio. We do not currently hedge these interest rate exposures.

The following tables present hypothetical changes in fair value of our available-for-sale fixed income securities held as of December 31, 2023 and 2022 that are sensitive to changes in interest rates assuming immediate parallel shifts in the yield curve of 50 basis points, or BPS, 100 BPS and 150 BPS, which are representative of the historical movements in the Federal Funds Rate (in millions):

	- 150 BPS	- 100 BPS	- 50 BPS	Fair Value as of December 31, 2023	+ 50 BPS	+ 100 BPS	+ 150 BPS
Available-for-sale fixed income securities	$ 583.0	$ 581.7	$ 580.5	$ 579.3	$ 578.0	$ 576.8	$ 575.5

	- 150 BPS	- 100 BPS	- 50 BPS	Fair Value as of December 31, 2022	+ 50 BPS	+ 100 BPS	+ 150 BPS
Available-for-sale fixed income securities	$ 415.8	$ 414.8	$ 413.8	$ 412.8	$ 411.8	$ 410.8	$ 409.8

Interest rate swap contracts

The Company uses interest rate swap contracts to convert certain of our fixed interest rate notes to floating interest rates based on the Secured Overnight Financing Rate (SOFR), resulting in a net increase or decrease in interest expense. These swap contracts hedge against the interest rate risk exposures of the designated debt issuances. As of December 31, 2023 and December 31, 2022, the aggregate notional amount of the interest rate swap contracts was $600.0 million. As of December 31, 2023 and December 31, 2022, the fair value of the interest rate swap contracts resulted in a liability of $73.6 million and $87.4 million, respectively. A hypothetical 10% change in the interest rates as of December 31, 2023 would not have had a material impact to our operating results or the fair value of the interest rate swap contracts.

Foreign Currency Risk and Foreign Exchange Forward Contracts

The Company uses derivatives to hedge against fluctuations in foreign exchange rates. We do not enter into derivatives for speculative or trading purposes.

We use foreign currency forward contracts to mitigate variability in gains and losses generated from the re-measurement of certain monetary assets and liabilities denominated in foreign currencies. These foreign exchange forward contracts typically have maturities of approximately one to four months.

Our sales and costs of product revenues are primarily denominated in U.S. Dollars. Our cost of service revenue and operating expenses are denominated in U.S. Dollars as well as other foreign currencies, including the British Pound, Chinese Yuan, Euro, and the Indian Rupee. Approximately 79% of such costs and operating expenses are denominated in U.S. Dollars. Periodically, we use foreign currency forward and/or option contracts to hedge certain forecasted foreign currency transactions to reduce variability in cost of service revenue and operating expenses caused by non-U.S. Dollar denominated operating expense and costs. In designing a specific hedging approach, we consider several factors, including offsetting exposures, significance of exposures, costs associated with entering into a particular hedge instrument, and potential effectiveness of the hedge. These derivatives are designated as cash flow hedges and have maturities of thirty-six months or less. The change in foreign currency exchange rates compared to prior periods resulted in a reduction to our operating expenses including cost of service revenue, research and development, sales and marketing, and general and administrative expenses, by $20.5 million, or 0.5%, and by

$69.4 million, or 1.7%, for the year ended December 31, 2023 and December 31, 2022, respectively. See Note 4, *Derivative Instruments*, in Notes to Consolidated Financial Statements in Item 8 of Part II of this Report for further discussion of our derivative and hedging activity.

We have performed a sensitivity analysis as of December 31, 2023 and as of December 31, 2022, using a modeling technique that measures the change in the amount of non-U.S. Dollar cash, cash equivalents, and marketable securities arising from a hypothetical 10% movement in the levels of foreign currency exchange rates relative to the U.S. Dollar, with all other variables held constant. The foreign currency exchange rates we used were based on market rates in effect on December 31, 2023 and December 31, 2022, respectively. The sensitivity analysis indicated that a hypothetical 10% movement in foreign currency exchange rates would change the amount of cash, cash equivalents, and investments we would report in U.S. Dollars as of December 31, 2023 and December 31, 2022 by $35.8 million, or 2.7%, and by $32.3 million, or 2.7%, respectively.

Equity Price Risk

We have also invested in privately-held companies. Depending on the nature of these investments, some can be carried at cost, adjusted for changes from observable transactions for identical or similar investments of the same issuer, less impairment, and others can be carried at fair value. An investment under the equity method of accounting is initially measured at fair value and subsequently adjusted for any impairment, investee capital transactions, dividend received, plus or minus the Company's proportionate share of the equity method investee's income or loss. The carrying values of our investments in privately-held companies were $121.9 million and $226.6 million as of December 31, 2023 and December 31, 2022, respectively. The privately-held companies in which we invest can still be considered to be in the startup or development stages. These investments are inherently risky because the markets for the technologies or products these companies are developing are typically in the early stages, and may never materialize. We could lose our entire investment in these companies. Our evaluation of investments in privately-held companies is based on the fundamentals of the businesses invested in, including, among other factors, the nature of their technologies and potential for financial return.

ITEM 8. *Financial Statements and Supplementary Data*

Juniper Network, Inc.
Index to Consolidated Financial Statements

	Page
Reports of Independent Registered Public Accounting Firm (PCAOB ID: 42)	62
Consolidated Statements of Operations	65
Consolidated Statements of Comprehensive Income	66
Consolidated Balance Sheets	67
Consolidated Statements of Cash Flows	68
Consolidated Statements of Changes in Stockholders' Equity	70
Notes to Consolidated Financial Statements	71
Note 1. Description of Business, Basis of Presentation and Significant Accounting Policies	71
Note 2. Cash Equivalents and Investments	79
Note 3. Fair Value Measurements	82
Note 4. Derivative Instruments	84
Note 5. Goodwill and Purchased Intangible Assets	86
Note 6. Other Financial Information	87
Note 7. Restructuring Charges	90
Note 8. Debt and Financing	92
Note 9. Equity	94
Note 10. Employee Benefit Plans	96
Note 11. Segments	100
Note 12. Income Taxes	101
Note 13. Net Income per Share	104
Note 14. Commitments and Contingencies	105
Note 15. Subsequent Events	108

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Juniper Networks, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Juniper Networks, Inc. (the Company) as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes and the financial statement schedule listed in the Index at Item 15(a)2 (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 7, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Identification of distinct performance obligations in revenue contracts

Description of the matter	As described in Note 1 to the consolidated financial statements, the Company's contracts with customers sometimes contain multiple performance obligations, which are accounted for separately if they are distinct. In such cases, the transaction price is then allocated to the distinct performance obligations on a relative standalone selling price basis and revenue is recognized when control of the distinct performance obligation is transferred. For example, product revenue is recognized at the time of hardware shipment or delivery of software license, and support revenue is recognized over time as the services are performed.
	Auditing the Company's revenue recognition was challenging, specifically related to identifying and determining the distinct performance obligations and the associated timing of revenue recognition. For example, there were nonstandard terms and conditions that required judgment to determine the distinct performance obligations and the impact on the timing of revenue recognition.

How we addressed the matter in our audit	We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the Company's revenue recognition process, including controls to identify and determine the distinct performance obligations and the timing of revenue recognition.
	Among the procedures we performed to test the identification and determination of the distinct performance obligations and the timing of revenue recognition, we read the executed contract and purchase order to understand the arrangement, identified the performance obligation(s), determined the distinct performance obligations, and evaluated the timing and amount of revenue recognized for a sample of individual sales transactions. We evaluated the accuracy of the Company's contract summary documentation, specifically related to the identification and determination of distinct performance obligations and the timing of revenue recognition.

Inventory Valuation & Contract Manufacturer Liabilities

Description of the matter	As discussed in Note 1 of the consolidated financial statements, the Company's inventories are stated at the lower of cost or net realizable value. The Company's inventory balance totaled $1.0 billion on December 31, 2023. The Company records a loss provision when inventory is determined to be in excess of anticipated demand, or considered obsolete, to adjust inventory to its estimated realizable value. The Company records a liability and recognizes a corresponding loss for non-cancellable inventory purchase commitments with contract manufacturers that are in excess of the Company's demand forecasts, or that are considered obsolete ("contract manufacturer liability").
	Auditing management's assessment of net realizable value for inventory, and contract manufacturer liabilities was complex and highly judgmental due to the assessment of management's estimates of forecasted product demand, which can be impacted by changes in overall customer demand, changes in the timing of the introduction and customer adoption of new products, adjustments to manufacturing and engineering schedules, and overall economic and market conditions.
How we addressed the matter in our audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company's determination of the net realizable value of inventory and the contract manufacturer liability. This included controls over the determination of forward-looking demand and production forecasts, and the evaluation of the accuracy and completeness of the inventory provision and contract manufacturer liability. To test the inventory provision and contract manufacturer liability, we performed audit procedures that included, among others, assessing the Company's methodology over the computation of the loss provision and liability, testing the significant assumptions and the underlying inputs used by the Company in its analysis including historical sales trends, expectations regarding future sales, changes in the Company's business, customer base and other relevant factors.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 1996.
San Jose, California

February 7, 2024

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Juniper Networks, Inc.

Opinion on Internal Control over Financial Reporting

We have audited Juniper Networks, Inc.'s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Juniper Networks, Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2023 and 2022, and the related consolidated statements of operations, comprehensive income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes and the financial statement schedule listed in the Index at Item 15(a)2 and our report dated February 7, 2024, expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

San Jose, California
February 7, 2024

Juniper Networks, Inc.

Consolidated Statements of Operations
(In millions, except per share amounts)

		Years Ended December 31,				
		2023		**2022**		**2021**
Net revenues:						
Product	$	3,632.5	$	3,539.9	$	3,078.1
Service		1,932.0		1,761.3		1,657.3
Total net revenues		5,564.5		5,301.2		4,735.4
Cost of revenues:						
Product		1,781.6		1,761.7		1,409.4
Service		581.0		581.2		585.9
Total cost of revenues		2,362.6		2,342.9		1,995.3
Gross margin		3,201.9		2,958.3		2,740.1
Operating expenses:						
Research and development		1,144.4		1,036.1		1,007.2
Sales and marketing		1,233.9		1,133.4		1,052.7
General and administrative		255.5		249.5		249.8
Restructuring charges		98.0		20.2		42.9
Total operating expenses		2,731.8		2,439.2		2,352.6
Operating income		470.1		519.1		387.5
Gain (loss) on privately-held investments, net [1] [2]		(97.3)		20.4		12.7
Gain on divestiture		—		45.8		—
Loss on extinguishment of debt		—		—		(60.6)
Other expense, net [1]		(23.8)		(49.0)		(29.5)
Income before income taxes and loss from equity method investment		349.0		536.3		310.1
Income tax provision		29.2		60.5		57.4
Loss from equity method investment, net of tax		9.6		4.8		—
Net income	$	310.2	$	471.0	$	252.7
Net income per share:						
Basic	$	0.97	$	1.46	$	0.78
Diluted	$	0.95	$	1.43	$	0.76
Shares used in computing net income per share:						
Basic		320.0		322.1		324.4
Diluted		325.9		329.5		331.6

---

[1] The prior period amounts have been reclassified to conform to the current period presentation.

[2] Privately-held investments represent investments in privately-held debt, redeemable preferred stock securities, and equity investments without readily determinable fair value. Refer to Note 2, *Cash Equivalents and Investments.*

See accompanying Notes to Consolidated Financial Statements

Juniper Networks, Inc.

Consolidated Statements of Comprehensive Income
(In millions)

	Years Ended December 31,		
	2023	**2022**	**2021**
Net income	$ 310.2	$ 471.0	$ 252.7
Other comprehensive income (loss), net of tax:			
Available-for-sale debt securities:			
Change in net unrealized gains and losses	7.1	(6.5)	(5.0)
Net realized losses (gains) reclassified into net income	—	0.4	(1.2)
Net change on available-for-sale debt securities	7.1	(6.1)	(6.2)
Cash flow hedges:			
Change in net unrealized gains and losses	11.7	15.7	(13.5)
Net realized losses (gains) reclassified into net income	29.1	26.8	(25.2)
Net change on cash flow hedges	40.8	42.5	(38.7)
Change in foreign currency translation adjustments	(3.0)	(30.1)	(12.8)
Other comprehensive income (loss), net	44.9	6.3	(57.7)
Comprehensive income	$ 355.1	$ 477.3	$ 195.0

See accompanying Notes to Consolidated Financial Statements

Juniper Networks, Inc.

Consolidated Balance Sheets
(In millions, except par values)

	December 31, 2023	December 31, 2022
ASSETS		
Current assets:		
Cash and cash equivalents	$ 1,068.1	$ 880.1
Short-term investments	139.4	210.3
Accounts receivable, net of allowance for doubtful accounts of $9.8 and $11.1 as of December 31, 2023 and 2022, respectively	1,044.1	1,227.3
Inventory	952.4	619.4
Prepaid expenses and other current assets	591.5	680.0
Total current assets	3,795.5	3,617.1
Property and equipment, net	689.9	666.8
Operating lease assets	111.4	141.6
Long-term investments	116.8	139.6
Purchased intangible assets, net	91.8	160.5
Goodwill	3,734.4	3,734.4
Other long-term assets	978.7	866.7
Total assets	$ 9,518.5	$ 9,326.7
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 295.1	$ 347.4
Accrued compensation	292.2	306.1
Deferred revenue	1,130.0	1,020.5
Other accrued liabilities	386.7	404.9
Total current liabilities	2,104.0	2,078.9
Long-term debt	1,616.8	1,601.3
Long-term deferred revenue	894.9	642.6
Long-term income taxes payable	204.5	279.4
Long-term operating lease liabilities	82.9	117.7
Other long-term liabilities	122.7	131.7
Total liabilities	5,025.8	4,851.6
Commitments and contingencies (Note 14)		
Stockholders' equity:		
Preferred stock, $0.00001 par value; 10.0 shares authorized; none issued and outstanding	—	—
Common stock, $0.00001 par value; 1,000.0 shares authorized; 320.3 shares and 322.9 shares issued and outstanding as of December 31, 2023 and 2022, respectively	—	—
Additional paid-in capital	6,740.0	6,846.4
Accumulated other comprehensive income	49.1	4.2
Accumulated deficit	(2,296.4)	(2,375.5)
Total stockholders' equity	4,492.7	4,475.1
Total liabilities and stockholders' equity	$ 9,518.5	$ 9,326.7

See accompanying Notes to Consolidated Financial Statements

Juniper Networks, Inc.
Consolidated Statements of Cash Flows
(In millions)

	Years Ended December 31,		
	2023	2022	2021
Cash flows from operating activities:			
Net income	$ 310.2	$ 471.0	$ 252.7
Adjustments to reconcile net income to net cash provided by operating activities:			
Share-based compensation expense	279.4	209.3	222.6
Depreciation, amortization, and accretion	194.7	217.7	237.4
Deferred income taxes	(262.1)	(222.5)	71.7
Provision for inventory excess and obsolescence [1]	109.8	36.9	4.9
Operating lease assets expense	40.7	40.3	44.9
Gain on divestiture	—	(45.8)	—
Loss (gain) on privately-held investments, net [1]	97.3	(20.4)	(12.7)
Loss from equity method investment	9.6	4.8	—
Loss on extinguishment of debt	—	—	60.6
Impairment of assets [1]	28.0	5.1	16.3
Loss (gain) on non-qualified deferred compensation plan and other [1]	(4.8)	12.7	(4.7)
Changes in operating assets and liabilities, net of acquisitions:			
Accounts receivable, net	183.4	(232.0)	(31.8)
Inventory [1]	(484.4)	(394.2)	(60.4)
Prepaid expenses and other assets [1]	182.2	(299.0)	(249.9)
Accounts payable	(51.9)	67.4	0.2
Accrued compensation	(13.2)	(23.1)	70.3
Income taxes payable	(99.6)	21.1	24.3
Other accrued liabilities	(7.5)	(3.3)	(85.4)
Deferred revenue	361.0	251.6	128.7
Net cash provided by operating activities	872.8	97.6	689.7
Cash flows from investing activities:			
Purchases of property and equipment	(159.4)	(105.1)	(100.0)
Proceeds from divestiture, net	—	89.1	—
Purchases of available-for-sale debt securities	(155.0)	(104.1)	(649.8)
Proceeds from sales of available-for-sale debt securities	31.9	118.2	546.1
Proceeds from maturities and redemptions of available-for-sale debt securities	217.3	390.3	394.0
Purchases of equity securities	(11.6)	(16.5)	(10.1)
Proceeds from sales of equity securities	15.7	47.7	25.6
Payments for business acquisitions, net of cash and cash equivalents acquired	—	—	(182.6)
Subsequent payments related to acquisitions in prior years	(0.7)	(14.6)	(10.1)
Funding of loan receivable and other	(5.8)	2.5	0.7
Net cash provided by (used in) investing activities	(67.6)	407.5	13.8
Cash flows from financing activities:			
Repurchase and retirement of common stock	(397.6)	(315.2)	(443.5)
Proceeds from issuance of common stock	61.9	57.2	56.4
Payment of dividends	(280.8)	(270.4)	(259.1)
Payment of debt	—	—	(423.8)
Payment of debt extinguishment costs	—	—	(58.3)
Payment of debt issuance costs and other	(2.3)	—	(3.4)
Net cash used in financing activities	(618.8)	(528.4)	(1,131.7)

		Years Ended December 31,				
		2023		**2022**		**2021**
Effect of foreign currency exchange rates on cash, cash equivalents, and restricted cash		0.2		(21.7)		(12.1)
Net increase (decrease) in cash, cash equivalents, and restricted cash		186.6		(45.0)		(440.3)
Cash, cash equivalents, and restricted cash at beginning of period		897.7		942.7		1,383.0
Cash, cash equivalents, and restricted cash at end of period	$	1,084.3	$	897.7	$	942.7
Supplemental disclosures of cash flow information:						
Cash paid for interest, net of amounts capitalized	$	81.5	$	67.3	$	62.6
Cash paid for income taxes, net	$	400.9	$	253.2	$	113.2
Non-cash investing activity:						
Equity method investment	$	—	$	40.3	$	—

_____

[1] The prior period amounts have been reclassified to conform to the current period presentation.

See accompanying Notes to Consolidated Financial Statements

Juniper Networks, Inc.

Consolidated Statements of Changes in Stockholders' Equity
(In millions, except per share amounts)

	Shares	Common Stock and Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders' Equity
Balance at December 31, 2020	327.7	$ 7,156.9	$ 55.6	$ (2,669.0)	$ 4,543.5
Net income	—	—	—	252.7	252.7
Other comprehensive loss, net	—	—	(57.7)	—	(57.7)
Issuance of common stock	9.9	56.4	—	—	56.4
Common stock assumed upon business combination	—	2.7	—	—	2.7
Repurchase and retirement of common stock	(16.0)	(206.2)	—	(237.3)	(443.5)
Share-based compensation expense	—	221.9	—	—	221.9
Payments of cash dividends ($0.80 per share of common stock)	—	(259.1)	—	—	(259.1)
Balance at December 31, 2021	321.6	6,972.6	(2.1)	(2,653.6)	4,316.9
Net income	—	—	—	471.0	471.0
Other comprehensive income, net	—	—	6.3	—	6.3
Issuance of common stock	10.9	57.2	—	—	57.2
Repurchase and retirement of common stock	(9.6)	(122.3)	—	(192.9)	(315.2)
Share-based compensation expense	—	209.3	—	—	209.3
Payments of cash dividends ($0.84 per share of common stock)	—	(270.4)	—	—	(270.4)
Balance at December 31, 2022	322.9	6,846.4	4.2	(2,375.5)	4,475.1
Net income	—	—	—	310.2	310.2
Other comprehensive income, net	—	—	44.9	—	44.9
Issuance of common stock	10.8	61.9	—	—	61.9
Repurchase and retirement of common stock	(13.4)	(167.3)	—	(231.1)	(398.4)
Share-based compensation expense	—	279.8	—	—	279.8
Payments of cash dividends ($0.88 per share of common stock)	—	(280.8)	—	—	(280.8)
Balance at December 31, 2023	320.3	$ 6,740.0	$ 49.1	$ (2,296.4)	$ 4,492.7

See accompanying Notes to Consolidated Financial Statements

Note 1. Description of Business, Basis of Presentation and Significant Accounting Policies

Description of Business

Juniper Networks, Inc. (the "Company" or "Juniper") designs, develops, and sells products and services for high-performance networks, to enable customers to build scalable, reliable, secure and cost-effective networks for their businesses, while achieving agility and improved operating efficiency through automation. Juniper challenges the inherent complexity that comes with networking in the multicloud era. Juniper does this with products, solutions and services that transform the way people connect, work and live. Juniper simplifies the process of transitioning to a secure and automated multicloud environment to enable secure, AI-driven networks that connect the world.

Basis of Presentation

The Consolidated Financial Statements, which include the Company and its wholly-owned subsidiaries, are prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). All intercompany balances and transactions have been eliminated.

Use of Estimates

The preparation of the financial statements and related disclosures in accordance with U.S. GAAP requires the Company to make judgments, assumptions, and estimates that affect the amounts reported in the Consolidated Financial Statements and the accompanying notes. The Company bases its estimates and assumptions on current facts, historical experience, and various other factors that it believes are reasonable under the circumstances, to determine the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates.

Change in Accounting Estimate

In December 2023, the Company completed an assessment of the useful lives of certain property and equipment. Effective January 1, 2024, the Company has increased the expected useful life of certain lab equipment from 3-5 years to 7 years to better reflect the economic value of our assets. The Company considered several factors in making this change, including current and historical usage patterns, as well as expected technology and overall changes in our product roadmap. This change in estimate will be applied prospectively beginning in the first quarter of 2024.

Cash, Cash Equivalents, and Investments

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, demand deposits with banks, highly liquid investments in money market funds, commercial paper, government securities, certificates of deposits, time deposits, and corporate debt securities, which are readily convertible into cash. All highly liquid investments with original maturities of three months or less from Juniper's purchase date are classified as cash equivalents.

Investments in Available-for-Sale Debt Securities

The Company's investments in debt securities are classified as available-for-sale and include the Company's fixed income securities and investments in privately-held companies, consisting of debt and redeemable preferred stock securities.

Fixed income securities primarily consist of corporate debt securities, U.S. treasury securities, time deposits, asset-backed and mortgage-backed securities, certificate of deposits, commercial paper, U.S. government agency securities, and foreign government debt securities. Fixed income securities are initially recorded at cost and periodically adjusted to fair value in the Consolidated Balance Sheets. The Company periodically evaluates these investments to determine if impairment charges are required. The Company determines whether a credit loss exists for available-for-sale debt securities in an unrealized loss position. When the fair value of a security is below its amortized cost, the amortized cost will be reduced to its fair value and the resulting loss will be recorded in Consolidated Statements of Operations, if it is more likely than not that we are required to sell the impaired security before recovery of its amortized cost basis, or we have the intention to sell the security. If neither of these conditions are met, the Company considers the extent to which the fair value is less than the amortized cost, any changes to the rating of the security by a rating agency, and review of the issuer's financial statements. If factors indicate a credit loss exists, an allowance for credit loss is recorded through other expense, net, limited by the amount that the fair value is less than the amortized cost basis.

The Company's privately-held debt and redeemable preferred stock securities are included in other long-term assets in the Consolidated Balance Sheets and are recorded at fair value. In determining the estimated fair value of such securities, the Company utilizes the most recent data available for the investee including known acquisition offers and subsequent funding rounds. The Company periodically evaluates these securities for indicators of impairment, including the inability to recover a portion of or the entire carrying amount of the investment, the inability of the investee to sustain earnings, the reduction in or termination of financial commitment to the investee from other investors, the intention to sell the investment, and whether it is more likely than not that the Company will be required to sell the investment before recovery of the entire amortized cost basis. If the Company determines that the decline in an investment's value indicates credit losses, the difference is recognized as an impairment loss in its Consolidated Statements of Operations.

For all available-for-sale debt securities, unrealized gains and the amount of unrealized loss relating to factors other than credit loss are reported as a separate component of accumulated other comprehensive loss in the Consolidated Balance Sheets. Realized gains and losses are determined based on the specific identification method and are reported in the Consolidated Statements of Operations.

Investments in Equity Securities

The Company's investments in equity securities with readily determinable fair values consist of money market funds, amounts under the non-qualified compensation plan ("NQDC") that are invested in mutual funds, and investments in public companies. These investments are measured at fair value with changes in fair value recognized in the Consolidated Statements of Operations.

Equity securities without readily determinable fair values include the Company's investments in privately-held companies consisting of non-redeemable preferred stock and common stock securities. The Company accounts for these securities at cost, adjusted for changes from observable transactions for identical or similar investments of the same issuer, less impairments. Fair value of these equity securities is reassessed when the Company identifies observable price changes indicating that an adjustment upward or downward to the carrying value is necessary. Any observable changes in fair value are recognized in earnings as of the date that the observable transaction took place. In addition, the Company periodically evaluates equity securities without readily determinable fair values to determine if impairment charges are required by evaluating whether an event or change in circumstance has occurred that may have a significant adverse effect on the fair value of the investment. A qualitative assessment is performed each reporting period to assess whether there are any impairment indicators, including, but not limited to, significant deterioration in the investee's earnings performance; credit rating; asset quality or business prospects; adverse change in the regulatory, economic, or technological environment; change in the general market condition of the geographic area or industry; acquisition offers; and the ability to continue as a going concern. If such indicators are present, the Company estimates the fair value of impaired investments and recognizes an impairment loss in the Consolidated Statement of Operations equal to the difference between the carrying value and fair value.

The Company accounts for investments in companies over which it has the ability to exercise significant influence, but does not have control over the investee, under the equity method of accounting. The investment is initially measured at fair value and subsequently adjusted for any impairment, investee capital transactions, dividend received, plus or minus the Company's proportionate share of the equity method investee's income or loss. The Company records its interest in the net earnings or loss of its equity method investment along with adjustments for unrealized profits or losses on intra-entity transactions, within its Consolidated Statements of Operations. Depending on the timing of such financial statements of the investee, there may be a lag between the timing of such financial statement and the Company's quarter-end date. For the Company's sole equity method investment as of December 31, 2023, the Company's share of the investee's net earnings or loss is recorded two months in arrears. The Company records an impairment when factors indicate that the carrying amount of the investment might not be recoverable.

Fair Value

Fair value is defined as the price that would be received upon sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining fair value, the Company considers the principal or most advantageous market in which it transacts, and considers assumptions that market participants would use when pricing the asset or liability. The Company applies the following fair value hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument. These inputs are valued using market-based approaches.

Level 3 – Inputs are unobservable inputs based on the Company's assumptions. These inputs, if any, are valued using internal financial models.

Derivative Instruments

The Company uses derivative instruments, primarily foreign currency forward and interest rate contracts, to hedge certain foreign currency and interest rate exposures. The Company does not enter into derivatives for speculative or trading purposes.

The Company uses foreign currency forward contracts or options contracts to hedge certain forecasted foreign currency transactions relating to operating expenses. These derivatives are designated as cash flow hedges, which are carried at fair value with the derivative's gain or loss initially reported as a component of accumulated other comprehensive loss, and upon occurrence of the forecasted transaction, is subsequently reclassified into the costs of services or operating expense line item to which the hedged transaction relates. Cash flows from such hedges are classified as operating activities.

The Company also uses foreign currency forward contracts to mitigate variability in gains and losses generated from the re-measurement of certain monetary assets and liabilities denominated in non-functional currencies. These derivatives are carried at fair value with changes recorded in other expense, net in the Consolidated Statements of Operations in the same period as the changes in the fair value from the re-measurement of the underlying assets and liabilities. Cash flows from such derivatives are classified as operating activities.

The Company uses interest rate swap contracts to convert certain of our fixed interest rate notes to floating interest rates based on the Secured Overnight Financing Rate (SOFR). All interest rate swap contracts will expire within seven years. The change in fair value of the derivative instrument substantially offsets the change in the fair value of the hedged item. These derivatives are classified in the Consolidated Statements of Cash Flows in the same section as the underlying item.

The Company uses interest rate lock contracts, which fix the benchmark interest rates of future debt issuance. The Company records changes in fair value of these contracts in accumulated other comprehensive income (loss) in the consolidated balance sheets, in the period of change. When the forecasted transaction occurs, the Company will start to amortize the accumulated gains or losses included as a component of other comprehensive income (loss) related to the interest rate lock cash flow hedges to interest expense. In the event the underlying forecasted transaction does not occur, or it becomes probable that it will not occur, the gains or losses on the related cash flow hedge from accumulated other comprehensive income (loss) will be reclassified to other income and expense within the income statement. During the year ended December 31, 2023, the Company terminated these interest rate lock contracts. Refer to Note 4, *Derivative Instruments*.

The Company presents its derivative assets and derivative liabilities on a gross basis in the Consolidated Balance Sheets. However, under agreements containing provisions on set-off with certain counterparties, subject to applicable requirements, the Company is allowed to net-settle transactions, with a single net amount payable by one party to the other. The Company is neither required to pledge nor entitled to receive cash collateral related to these derivative transactions.

Inventory

Inventory consists primarily of component parts to be used in the manufacturing process and finished goods, and is stated at the lower of cost or net realizable value. In addition, the Company purchases and holds inventory to provide adequate component supplies over the life of the underlying products. Cost is computed using standard cost, which approximates actual cost, on a first-in, first-out basis. A charge is recorded to cost of product when inventory is determined to be in excess of anticipated demand or considered obsolete. At the point of loss recognition, a new, lower-cost basis for that inventory is established, and subsequent changes in facts and circumstances do not result in the restoration or increase in the newly established cost basis.

Leases

The Company determines if an arrangement is a lease at inception. The Company evaluates classification of leases as either operating or finance at commencement and, as necessary, at modification. As of December 31, 2023, the Company did not have any finance leases. Operating leases are included in operating lease right-of-use ("ROU") assets, other accrued liabilities, and operating lease liabilities on the Company's Consolidated Balance Sheets. ROU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent its obligation to make lease payments arising from the lease.

Operating lease ROU assets and liabilities are recognized on the commencement date based on the present value of lease payments over the lease term. As most of our leases do not provide an implicit rate, we use our incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The operating lease ROU asset also includes any lease payments made prior to lease commencement and excludes lease incentives. Variable lease payments not dependent on an index or a rate, are expensed as incurred and are not included within the ROU asset and lease liability calculation. Variable lease payments primarily include reimbursements of costs incurred by lessors for common area maintenance and utilities. The Company's lease terms are the noncancelable period, including any rent-free periods provided by the lessor, and include options to extend or terminate the lease when it is reasonably certain that it will exercise that option. At lease inception, and in subsequent periods as necessary, the Company estimates the lease term based on its assessment of extension and termination options that are reasonably certain to be exercised. Lease costs are recognized on a straight-line basis over the lease term.

The Company does not separate non-lease components from lease components for all underlying classes of assets. In addition, the Company does not recognize ROU assets and lease liabilities for short-term leases, which have a lease term of twelve months or less and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. Lease cost for short-term leases is recognized on a straight-line basis over the lease term.

Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation. Depreciation is calculated using the straight-line method, over the estimated useful lives of the following assets:

	Estimated Useful Life (years)
Computers, equipment, and software [*]	1.5 to 10
Furniture and fixtures	5 to 7
Building and building improvements	7 to 40
Land improvements	10 to 40
Leasehold improvements	Lease term, not to exceed 10 years

[*] Effective January 1, 2024, we increased the expected useful life of certain lab equipment from 3-5 years to 7 years to better reflect the economic value of our assets.

Land is not depreciated. Construction-in-process is related to the construction or development of property and equipment that have not yet been placed in service for their intended use.

Business Combinations

The purchase price of an acquired entity is allocated to tangible assets, liabilities, and intangible assets based on their estimated fair values with the residual of the purchase price recorded as goodwill. The determination of the value of the intangible assets acquired involves certain estimates, such as expected future cash flows, which include consideration of future growth rates and margins, attrition rates, future changes in technology, discount rates, and the expected use of the acquired assets. These factors are also considered in determining the useful life of the acquired intangible assets. Acquisition related expenses are recognized separately from the business combination and are expensed as incurred. The Company's Consolidated Financial Statements include the operating results of acquired businesses from the date of each acquisition.

Goodwill and Intangible Assets

Goodwill is tested for impairment annually on November 1 or more frequently if certain circumstances indicate the carrying value of goodwill is impaired. Goodwill is tested for impairment at the reporting unit level. A qualitative assessment is first performed to determine whether it is necessary to quantitatively test goodwill for impairment. This initial assessment includes, among others, consideration of macroeconomic conditions and financial performance. If the qualitative assessment indicates that it is more likely than not that an impairment exists, a quantitative analysis is performed by determining the fair value of the reporting unit using a combination of the discounted cash flow and the market approaches. Goodwill is considered impaired if the carrying value of the reporting unit exceeds its fair value. A goodwill impairment loss is recognized for the amount that the carrying amount of the reporting unit, including goodwill, exceeds its fair value, limited to the total amount of goodwill allocated to that reporting unit.

Intangible assets consist of existing technology, customer relationships, and trade name, which are amortized over the period of estimated benefit using the straight-line method and estimated useful lives of 4 or 5 years.

Impairment of Long-lived Assets

Long-lived assets, such as property, plant, and equipment, ROU assets, and purchased intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset, or asset group, to estimated undiscounted future cash flows expected to be generated by the asset, or asset group. An impairment charge is recognized by the amount by which the carrying amount of the asset, or asset group, exceeds its fair value.

Warranty Reserves

The Company generally offers a one-year warranty or limited life-time warranty on most of its hardware products, and a 90-day warranty on the media that contains the software embedded in the products. Warranty costs are recognized as part of the Company's cost of sales based on associated material costs, logistics costs, labor costs, and overhead at the time revenue is recognized. Material costs are estimated primarily based upon the historical costs to repair or replace product returns within the warranty period. Labor, logistics, and overhead costs are estimated primarily based upon historical trends in the cost to support customer cases within the warranty period. Warranty reserve is reported within other accrued liabilities in the Consolidated Balance Sheets.

Contract Manufacturer Liabilities

The Company establishes a liability for non-cancelable, non-returnable purchase commitments with its contract manufacturers for carrying charges, quantities in excess of its demand forecasts, or obsolete material charges for components purchased by the contract manufacturers to meet the Company's demand forecast or customer orders. The demand forecasts are based upon historical trends and analysis, adjusted for overall market conditions.

Loss Contingencies

The Company is subject to the possibility of various loss contingencies arising in the ordinary course of business. Management considers the likelihood of loss related to the occurrence of a liability as well as its ability to reasonably estimate the amount of loss, in determining loss contingencies. An estimated loss contingency is accrued when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. The Company regularly evaluates current information available to determine whether such accruals should be adjusted and whether new accruals are required.

Foreign Currency

Assets and liabilities of foreign operations with non-U.S. Dollar functional currency are translated to U.S. Dollars using exchange rates in effect at the end of the period. Revenue and expenses are translated to U.S. Dollars using rates that approximate those in effect during the period. The resulting translation adjustments are included in the Company's Consolidated Balance Sheets in the stockholders' equity section as a component of accumulated other comprehensive loss. The Company remeasures monetary assets and monetary liabilities in non-functional currencies and records the resulting foreign exchange transaction gains and losses in other expense, net in the Consolidated Statements of Operations.

Revenue Recognition

Revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services by following a five-step process, (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price, and (5) recognize revenue when or as the Company satisfies a performance obligation, as further described below.

Identify the contract with a customer. The Company generally considers a sales contract and/or agreement with an approved purchase order as a customer contract provided that collection is considered probable, which is assessed based on the creditworthiness of the customer as determined by credit checks, payment histories, and/or other circumstances. The Company combines contracts with a customer if contracts are negotiated with a single commercial substance or contain price dependencies.

Identify the performance obligations in the contract. Product performance obligations include hardware, software licenses including perpetual and term-based licenses, and service performance obligations including maintenance services, Software-as-a-Service ("SaaS"), education and training, and professional services.

Determine the transaction price. The transaction price for the Company's contracts with its customers consists of both fixed and variable consideration, provided it is probable that a significant reversal of revenue will not occur when the uncertainty related to variable consideration is resolved. Fixed consideration includes amounts to be contractually billed to the customer while variable consideration includes estimates for rights of return, rebates, and price protection, which are based on historical sales returns and price protection credits, specific criteria outlined in rebate agreements, and other factors known at the time. The Company generally invoices customers for hardware, software licenses and related maintenance arrangements at time of delivery, and professional services either upfront or upon meeting certain milestones. Customer invoices are generally due within 30 to 90 days after issuance. The Company's contracts with customers typically do not include significant financing components as the period between the transfer of performance obligations and timing of payment are generally within one year.

Allocate the transaction price to the performance obligations in the contract. For contracts that contain multiple performance obligations, the Company allocates the transaction price to the performance obligations on a relative stand-alone selling price ("SSP") basis. SSP is based on multiple factors including, but not limited to historical discounting trends for products and services, pricing practices in different geographies and through different sales channels, gross margin objectives, internal costs, competitor pricing strategies, and industry technology lifecycles.

Recognize revenue when or as the Company satisfies a performance obligation. Revenue for hardware and certain software licenses, are recognized at a point in time, which is generally upon shipment or delivery. Certain software licenses are recognized on a ratable basis over the term of the license. Revenue for maintenance services and SaaS is recognized on a ratable basis over the contract term. Revenue from education, training, and professional services is recognized as services are completed or ratably over the contractual period of generally one year or less.

Deferred product revenue represents unrecognized revenue related to undelivered product commitments and other shipments that have not met revenue recognition criteria. Deferred service revenue represents billed amounts for service contracts, which include technical support, hardware and software maintenance, professional services, SaaS, and education and training, for which services have not been rendered.

Revenue is recognized net of any taxes collected, which are subsequently remitted to governmental authorities.

Deferred Contract Costs

Sales commissions earned by the Company's sales force are considered incremental and recoverable costs of obtaining a contract with a customer. The Company capitalizes these costs, for which the transfer of the goods or services to which the asset relates will occur in future periods. These costs are recorded as prepaid expenses or other long-term assets and are deferred and then amortized over a period of benefit which is typically over the term of the customer contracts. Amortization expense is included in sales and marketing expenses in the accompanying Consolidated Statements of Operations.

Research and Development

Costs to research, design, and develop the Company's products are expensed as incurred.

Software Development Costs

Capitalization of software development costs for software to be sold, leased, or otherwise marketed begins when a product's technological feasibility has been established and ends when a product is available for general release to customers. Generally, the Company's products are released soon after technological feasibility has been established. As a result, costs incurred between achieving technological feasibility and product general availability have not been significant.

The Company capitalizes costs associated with internal-use software systems during the application development stage. Such capitalized costs include external direct costs incurred in developing or obtaining the applications and payroll and payroll-related costs for employees, who are directly associated with the development of the applications.

Advertising

Advertising costs are charged to sales and marketing expense as incurred. Costs to produce advertising were approximately $4.9 million for 2023, and $7.4 million for 2022 and 2021. Costs to communicate advertising totaled approximately $25.9 million, $30.0 million, and $26.6 million, for 2023, 2022, and 2021, respectively.

Share-Based Compensation

The Company measures and recognizes compensation cost for all share-based awards made to employees and directors, including employee stock options, restricted stock awards ("RSAs"), restricted stock units ("RSUs"), performance share awards ("PSAs") and employee stock purchases related to the Employee Stock Purchase Plan ("ESPP"). For service condition only awards, share-based compensation expense is based on the fair value of the underlying awards and amortized on a straight-line basis. For PSAs, share-based compensation expense is amortized on a straight-line basis for each separate vesting portion of the awards. The Company accounts for forfeitures as they occur.

The Company utilizes the Black-Scholes-Merton ("BSM") option-pricing model to estimate the fair value of its ESPP purchase rights. The BSM model requires various highly subjective assumptions that represent management's best estimates of volatility, risk-free interest rate, expected life, and dividend yield. The Company estimates expected volatility based on the implied volatility of market-traded options, on the Company's common stock, adjusted for other relevant factors including historical volatility of the Company's common stock over the most recent period commensurate with the estimated expected life of the Company's ESPP. The expected life of ESPP purchase rights approximates the offering period.

The Company determines the grant date fair value of its RSUs, RSAs, and PSAs based on the closing market price of the Company's common stock on the date of grant, adjusted by the present value of the dividends expected to be paid on the underlying shares of common stock during the requisite and derived service period as these awards are not entitled to receive dividends until vested.

For market-based RSUs, the Company estimates the fair value and derived service period using the Monte Carlo simulation option pricing model ("Monte Carlo model"). The determination of the grant date fair value and derived service periods using the Monte Carlo model is affected by the Company's stock price, comparative market-based returns, as well as various highly subjective assumptions that represent management's best estimates of volatility, risk-free interest rate, and dividend yield. The Company estimates expected volatility based on the implied volatility of market-traded options, on the Company's common stock, adjusted for other relevant factors, including historical volatility of the Company's common stock over the contractual life of the Company's market-based RSUs.

Provision for Income Taxes

Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax basis of assets and liabilities and their reported amounts. Valuation allowances are recorded to reduce deferred tax assets to the amount that will more likely than not be realized.

The Company accounts for uncertainty in income taxes using a two-step approach to recognize and measure uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. The Company classifies the liability for unrecognized tax benefits as current to the extent that the Company anticipates payment (or receipt) of cash within one year. Interest and penalties related to uncertain tax positions are recognized in the provision for income taxes. The Company accounts for the current impacts of U.S. tax on certain foreign subsidiaries income, which is referred to as Global Intangible Low-Taxed Income, in the year earned.

Concentrations of Risk

Financial instruments that subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, investments, derivatives, and accounts receivable. The Company invests only in high-quality credit instruments and maintains its cash, cash equivalents, and available-for-sale investments in fixed income securities with several high-quality institutions. Deposits held with banks, including those held in foreign branches of global banks, may exceed the amount of insurance provided on such deposits. We mitigate the concentration of credit risk in our investment portfolio through diversification of the investments in various industries and asset classes, and limits to the amount of credit exposure to any single issuer and credit rating.

The Company's derivatives expose it to credit risk to the extent that counterparties may be unable to meet the terms of the agreement. The Company has a risk assessment and mitigation framework to evaluate the potential risk of loss with any one counterparty resulting from this type of credit risk. As part of this risk mitigation framework, the Company transacts with major financial institutions with high credit ratings and also enters into master netting agreements, which permit net settlement of the transactions with the same counterparty. The Company performs periodic evaluations of the relative credit standing of these financial institutions. Therefore, the Company does not expect material losses as a result of defaults by counterparties.

Generally, credit risk with respect to accounts receivable is diversified due to the number of entities comprising the Company's customer base and their dispersion across different geographic locations throughout the world. The Company performs ongoing credit evaluations of its customers and generally does not require collateral on accounts receivable. For the years ended December 31, 2023, 2022, and 2021, no single customer accounted for 10% or more of net revenues.

The Company relies on sole suppliers for certain critical components such as application-specific integrated circuits. Additionally, the Company relies primarily on a limited number of significant independent contract manufacturers and original design manufacturers for the production of its products. The inability of any supplier or manufacturer to fulfill supply requirements of the Company could negatively impact future operating results.

Recent Accounting Standards Not Yet Adopted

Improvements to Reportable Segment Disclosures: In November 2023, the Financial Accounting Standards Board (FASB) issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (ASU 2023-07), which requires disclosure of incremental segment information on an annual and interim basis. This ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024 on a retrospective basis. The Company is currently evaluating the effect of this pronouncement on its disclosures.

Improvements to Income Tax Disclosures: In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (ASU 2023-09), which expands the disclosures required for income taxes. This ASU is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. The amendment should be applied on a prospective basis while retrospective application is permitted. The Company is currently evaluating the effect of this pronouncement on its disclosures.

Note 2. Cash Equivalents and Investments

Investments in Available-for-Sale Debt Securities

The following table summarizes the Company's unrealized gains and losses and fair value of investments designated as available-for-sale debt securities as of December 31, 2023 and December 31, 2022 (in millions):

	As of December 31, 2023				As of December 31, 2022			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Fixed income securities:								
Asset-backed and mortgage-backed securities	$ 38.2	$ 0.2	$ (0.4)	$ 38.0	$ 37.8	$ —	$ (1.2)	$ 36.6
Certificates of deposit	3.0	—	—	3.0	—	—	—	—
Commercial paper	41.1	—	—	41.1	—	—	—	—
Corporate debt securities	160.2	0.7	(1.3)	159.6	277.5	—	(7.1)	270.4
Foreign government debt securities	5.3	—	(0.2)	5.1	8.8	—	(0.4)	8.4
Time deposits	273.6	—	—	273.6	70.6	—	—	70.6
U.S. government agency securities	4.0	—	—	4.0	18.6	—	(0.6)	18.0
U.S. government securities	54.8	0.1	—	54.9	9.0	—	(0.2)	8.8
Total fixed income securities	580.2	1.0	(1.9)	579.3	422.3	—	(9.5)	412.8
Privately-held debt and redeemable preferred stock securities	20.6	37.4	(8.3)	49.7	15.5	37.4	—	52.9
Total available-for-sale debt securities	$ 600.8	$ 38.4	$ (10.2)	$ 629.0	$ 437.8	$ 37.4	$ (9.5)	$ 465.7
Reported as:								
Cash equivalents	$ 328.2	$ —	$ —	$ 328.2	$ 70.6	$ —	$ —	$ 70.6
Short-term investments	135.7	—	(1.4)	134.3	205.9	—	(3.3)	202.6
Long-term investments	116.3	1.0	(0.5)	116.8	145.8	—	(6.2)	139.6
Other long-term assets	20.6	37.4	(8.3)	49.7	15.5	37.4	—	52.9
Total	$ 600.8	$ 38.4	$ (10.2)	$ 629.0	$ 437.8	$ 37.4	$ (9.5)	$ 465.7

The following table presents the contractual maturities of the Company's total fixed income securities as of December 31, 2023 (in millions):

	Amortized Cost	Estimated Fair Value
Due in less than one year	$ 463.9	$ 462.5
Due between one and five years	116.3	116.8
Total	$ 580.2	$ 579.3

As of December 31, 2023, the Company had an unrealized loss of $1.9 million from 93 fixed income available-for-sale debt securities in an unrealized loss position for more than 12 months. The gross unrealized losses related to these investments were primarily due to changes in market interest rates. The Company anticipates that it will recover the entire amortized cost basis of such available-for-sale debt securities and has determined that no allowance for credit losses was required to be recognized during the years ended December 31, 2023 and December 31, 2022.

During the year ended December 31, 2023, the Company recognized an allowance for credit loss of $8.3 million on privately-held debt and redeemable preferred stock investments. The unrealized loss represents the difference between the estimated fair value and the cost of the investment. The determination of fair value was based on quantitative and qualitative analysis including factors such as the near-term prospects of the investee in the market in which it operates and evaluating the investee's financial condition in relation to its outstanding obligations. During the years ended December 31, 2022 and December 31, 2021, there were no unrealized losses related to Company's privately-held debt and redeemable preferred stock investments.

During the years ended December 31, 2023 and December 31, 2022, the Company had no material gross realized gains or losses from available-for-sale debt securities. During the year ended December 31, 2021, the Company had gross realized gains of $15.3 million and no material gross realized losses from available-for-sale debt securities.

Investments in Equity Securities

The following table presents the Company's investments in equity securities as of December 31, 2023 and 2022 (in millions):

		As of December 31,		
		2023		2022
Equity investments with readily determinable fair value				
Money market funds	$	337.5	$	420.8
Mutual funds		38.0		28.1
Publicly-traded equity securities		5.1		7.7
Equity investments without readily determinable fair value		45.8		137.7
Equity investment under the equity method of accounting		26.4		36.0
Total equity securities	$	452.8	$	630.3
Reported as:				
Cash equivalents	$	337.5	$	420.8
Short-term investments		5.1		7.7
Prepaid expenses and other current assets		2.5		2.4
Other long-term assets		107.7		199.4
Total	$	452.8	$	630.3

During the years ended December 31, 2023, 2022, and 2021, there were no material unrealized gains or losses recognized for equity investments with readily determinable fair values.

During the year ended December 31, 2023, there were no material unrealized gains and $89.9 million unrealized losses for equity investments without readily determinable fair value. The unrealized losses represent the difference between the estimated fair values and the carrying values of equity investments without readily determinable fair value. The Company estimated the fair value of these investments based on quantitative and qualitative analysis. This analysis involved use of judgment, significant estimates and assumptions, such as the near-term prospects of the investee in the market in which it operates, evaluating the investee's financial condition in relation to its outstanding obligations, and probabilities of securing additional capital through various alternative scenarios. During the years ended December 31, 2022 and 2021, there were no material unrealized gains or losses recognized for equity investments without readily determinable fair value.

As of December 31, 2023 and 2022, the Company's ownership in the investment accounted for under the equity method of accounting represented approximately 24.1% and 25.0%, respectively. During the years ended December 31, 2023 and 2022, the loss recognized from the equity method investment was $9.6 million and $4.8 million, respectively.

Restricted Cash and Investments

The Company has restricted cash and investments for: (i) amounts under the Company's non-qualified deferred compensation plan for senior-level employees; (ii) amounts held under the Company's short-term disability plan in California; and (iii) amounts held in escrow accounts, as required in connection with certain acquisitions. Restricted investments consist of equity investments. As of December 31, 2023, the carrying value of restricted cash and investments was $54.3 million, of which $16.4

million was included in prepaid expenses and other current assets and $37.9 million was included in other long-term assets on the Consolidated Balance Sheets.

The following table provides a reconciliation of cash, cash equivalents, and restricted cash included in the Consolidated Balance Sheets as of December 31, 2023 and December 31, 2022 (in millions):

	As of December 31,	
	2023	2022
Cash and cash equivalents	$ 1,068.1	$ 880.1
Restricted cash included in Prepaid expenses and other current assets	13.8	15.2
Restricted cash included in Other long-term assets	2.4	2.4
Total cash, cash equivalents, and restricted cash	$ 1,084.3	$ 897.7

Note 3. Fair Value Measurements

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following table provides a summary of assets and liabilities measured at fair value on a recurring basis and as reported in the Consolidated Balance Sheets (in millions):

	Fair Value Measurements at December 31, 2023				Fair Value Measurements at December 31, 2022			
	Quoted Prices in Active Markets For Identical Assets (Level 1)	Significant Other Observable Remaining Inputs (Level 2)	Significant Other Unobservable Remaining Inputs (Level 3)	Total	Quoted Prices in Active Markets For Identical Assets (Level 1)	Significant Other Observable Remaining Inputs (Level 2)	Significant Other Unobservable Remaining Inputs (Level 3)	Total
Assets:								
Available-for-sale debt securities:								
Asset-backed and mortgage-backed securities	$ —	$ 38.0	$ —	$ 38.0	$ —	$ 36.6	$ —	$ 36.6
Certificates of deposit	—	3.0	—	3.0	—	—	—	—
Commercial paper	—	41.1	—	41.1	—	—	—	—
Corporate debt securities	—	159.6	—	159.6	—	270.4	—	270.4
Foreign government debt securities	—	5.1	—	5.1	—	8.4	—	8.4
Time deposits	—	273.6	—	273.6	—	70.6	—	70.6
U.S. government agency securities	—	4.0	—	4.0	—	18.0	—	18.0
U.S. government securities	20.0	34.9	—	54.9	8.8	—	—	8.8
Privately-held debt and redeemable preferred stock securities	—	—	49.7	49.7	—	—	52.9	52.9
Total available-for-sale debt securities	20.0	559.3	49.7	629.0	8.8	404.0	52.9	465.7
Equity securities:								
Money market funds	337.5	—	—	337.5	420.8	—	—	420.8
Mutual funds	38.0	—	—	38.0	28.1	—	—	28.1
Publicly-traded equity securities	5.1	—	—	5.1	7.7	—	—	7.7
Total equity securities	380.6	—	—	380.6	456.6	—	—	456.6
Derivative assets:								
Foreign exchange contracts	—	7.2	—	7.2	—	1.3	—	1.3
Interest rate contracts	—	—	—	—	—	125.4	—	125.4
Total derivative assets	—	7.2	—	7.2	—	126.7	—	126.7
Total assets measured at fair value on a recurring basis	$ 400.6	$ 566.5	$ 49.7	$ 1,016.8	$ 465.4	$ 530.7	$ 52.9	$ 1,049.0
Liabilities:								
Derivative liabilities:								
Foreign exchange contracts	$ —	$ (7.2)	$ —	$ (7.2)	$ —	$ (37.6)	$ —	$ (37.6)
Interest rate contracts	—	(73.6)	—	(73.6)	—	(87.4)	—	(87.4)
Total derivative liabilities	—	(80.8)	—	(80.8)	—	(125.0)	—	(125.0)
Total liabilities measured at fair value on a recurring basis	$ —	$ (80.8)	$ —	$ (80.8)	$ —	$ (125.0)	$ —	$ (125.0)
Total assets, reported as:								
Cash equivalents	$ 337.5	$ 328.2	$ —	$ 665.7	$ 420.8	$ 70.6	$ —	$ 491.4
Short-term investments	12.8	126.6	—	139.4	14.6	195.7	—	210.3
Long-term investments	12.3	104.5	—	116.8	1.9	137.7	—	139.6
Prepaid expenses and other current assets	2.5	4.6	—	7.1	2.4	0.8	—	3.2
Other long-term assets	35.5	2.6	49.7	87.8	25.7	125.9	52.9	204.5
Total assets measured at fair value on a recurring basis	$ 400.6	$ 566.5	$ 49.7	$ 1,016.8	$ 465.4	$ 530.7	$ 52.9	$ 1,049.0

	Fair Value Measurements at December 31, 2023				Fair Value Measurements at December 31, 2022			
	Quoted Prices in Active Markets For Identical Assets (Level 1)	Significant Other Observable Remaining Inputs (Level 2)	Significant Other Unobservable Remaining Inputs (Level 3)	Total	Quoted Prices in Active Markets For Identical Assets (Level 1)	Significant Other Observable Remaining Inputs (Level 2)	Significant Other Unobservable Remaining Inputs (Level 3)	Total
Total liabilities, reported as:								
Other accrued liabilities	$ —	$ (6.2)	$ —	$ (6.2)	$ —	$ (32.5)	$ —	$ (32.5)
Other long-term liabilities	—	(74.6)	—	(74.6)	—	(92.5)	—	(92.5)
Total liabilities measured at fair value on a recurring basis	$ —	$ (80.8)	$ —	$ (80.8)	$ —	$ (125.0)	$ —	$ (125.0)

The Company's Level 2 available-for-sale debt securities are priced using quoted market prices for similar instruments or non-binding market prices that are corroborated by observable market data. The Company uses inputs such as actual trade data, benchmark yields, broker/dealer quotes, or alternative pricing sources with reasonable levels of price transparency which are obtained from quoted market prices, independent pricing vendors, or other sources, to determine the ultimate fair value of these assets. The Company's derivative instruments are classified as Level 2, as they are not actively traded and are valued using pricing models that use observable market inputs. During the years ended December 31, 2023 and 2022, the Company had no transfers into or out of Level 3 of the fair value hierarchy of its assets or liabilities measured at fair value.

The Company's privately-held debt and redeemable preferred stock securities are classified as Level 3 assets due to the lack of observable inputs to determine fair value. The Company estimates the fair value of its privately-held debt and redeemable preferred stock securities on a recurring basis using an analysis of the financial condition and near-term prospects of the investee, including recent valuations at the time of financing activities and the investee's capital structure. During the year ended December 31, 2023, the Company recognized an unrealized loss of $8.3 million on its privately-held debt and redeemable preferred stock securities. Refer to Note 2, *Cash Equivalents and Investments.*

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

The Company's investments in equity securities without readily determinable fair value are classified as Level 3 assets due to the lack of observable inputs to determine fair value. The Company estimates the fair value of equity securities without readily determinable fair value and investments accounted for under the equity method of accounting, on a nonrecurring basis using an analysis of the financial condition and near-term prospects of the investee, including recent financing activities and the investee's capital structure. As of December 31, 2023, downward adjustments for equity securities without readily determinable fair value in the aggregate were $89.9 million. Refer to Note 2, *Cash Equivalents and Investments.* There have been no material upward adjustments to the equity securities without readily determinable fair value.

Certain of the Company's assets, including intangible assets, goodwill and property plant and equipment, are measured at fair value on a nonrecurring basis. During the year ended December 31, 2023, the Company recognized impairment charges of $28.0 million, which relate to the Company's property and equipment and other assets. There were no significant impairment charges recognized during the years ended December 2022 and 2021.

As of December 31, 2023 and 2022, the Company had no liabilities required to be measured at fair value on a nonrecurring basis.

Assets and Liabilities Not Measured at Fair Value

The carrying amounts of the Company's accounts receivable, accounts payable, and other accrued liabilities approximate fair value due to their short maturities. As of December 31, 2023 and December 31, 2022, the estimated fair value of the Company's total outstanding debt in the Consolidated Balance Sheets was $1,581.7 million and $1,485.6 million, respectively, based on observable market inputs (Level 2).

Note 4. Derivative Instruments

The notional amount of the Company's derivative instruments is summarized as follows (in millions):

	As of December 31,	
	2023	2022
Designated derivatives:		
Cash flow hedges:		
Foreign currency contracts	$ 801.0	$ 775.9
Interest rate lock contracts	—	650.0
Fair value hedges:		
Interest rate swap contracts	600.0	600.0
Total designated derivatives	$ 1,401.0	$ 2,025.9
Non-designated derivatives	200.7	163.5
Total	$ 1,601.7	$ 2,189.4

The fair value of derivative instruments on the Consolidated Balance Sheets was as follows:

		As of December 31,	
	Balance Sheet Location	2023	2022
Derivative assets:			
Derivatives designated as hedging instruments:			
Foreign currency contracts as cash flow hedges	Other current assets	$ 4.4	$ 0.7
Foreign currency contracts as cash flow hedges	Other long-term assets	2.7	0.5
Interest rate lock contracts	Other long-term assets	—	125.4
Total derivatives designated as hedging instruments		$ 7.1	$ 126.6
Derivatives not designated as hedging instruments	Other current assets	0.1	0.1
Total derivative assets		$ 7.2	$ 126.7
Derivative liabilities:			
Derivatives designated as hedging instruments:			
Foreign currency contracts	Other accrued liabilities	$ 6.0	$ 32.3
Foreign currency contracts	Other long-term liabilities	1.0	5.1
Interest rate swap contracts	Other long-term liabilities	73.6	87.4
Total derivatives designated as hedging instruments		$ 80.6	$ 124.8
Derivatives not designated as hedging instruments	Other accrued liabilities	0.2	0.2
Total derivative liabilities		$ 80.8	$ 125.0

Offsetting of Derivative Instruments

The Company presents its derivative instruments at gross fair values in the Consolidated Balance Sheets. As of December 31, 2023 and December 31, 2022, the potential effects of set-off associated with the derivative contracts would be a reduction to both derivative assets and derivative liabilities by $7.2 million and $73.8 million, respectively.

Designated Derivatives

The Company uses foreign currency forward contracts or options contracts to hedge the Company's planned cost of revenues and operating expenses denominated in foreign currencies. These derivatives are designated as cash flow hedges and typically have maturities of thirty-six months or less.

The Company enters into interest rate swap contracts, designated as fair value hedges, to convert the fixed interest rates of certain Senior Notes ("Notes") to floating interest rates. In April 2021, the Company entered into these contracts for an aggregate notional amount of $300.0 million for its fixed-rate Notes maturing in December 2030 in addition to the contracts entered in 2019 for an aggregate notional amount of $300.0 million for its fixed-rate Notes maturing in March 2041. The interest rate swap contracts will expire within seven years.

In 2020, the Company entered into interest rate lock contracts with large financial institutions, which fix the benchmark interest rates of future debt issuances for an aggregate notional amount of $650.0 million. These contracts were designated as cash flow hedges for a forecasted debt issuance which was expected to occur by the end of 2025. During the year ended December 31, 2023, the Company terminated the interest rate lock contracts, resulting in a deferred gain of $133.9 million recognized in accumulated other comprehensive income, which will be deferred and amortized to interest expense over the term of the anticipated debt unless it becomes probable that the debt will not be issued with the terms anticipated at the hedge's inception. The Company classifies the cash flow in the same section as the underlying item resulting in the proceeds from sale being presented as operating activities.

Effect of Derivative Instruments on the Consolidated Statements of Operations

For cash flow hedges, the Company recognized an unrealized gain of $15.1 million, unrealized gain of $33.1 million and unrealized loss of $9.1 million in accumulated other comprehensive loss for the effective portion of its derivative instruments during the years ended December 31, 2023, 2022, and 2021, respectively.

For foreign currency contracts, the Company reclassified a loss of $29.8 million, a loss of $25.8 million and a gain of $28.9 million out of accumulated other comprehensive loss to cost of revenues and operating expenses in the Consolidated Statements of Operations during the years ended December 31, 2023, 2022, and 2021, respectively. As of December 31, 2023, an estimated $1.6 million of unrealized net loss within accumulated other comprehensive income is expected to be reclassified into earnings within the next twelve months.

Non-Designated Derivatives

The Company also uses foreign currency forward contracts to mitigate variability in gains and losses generated from the remeasurement of certain monetary assets and liabilities denominated in foreign currencies. These foreign exchange forward contracts typically have maturities of approximately one to four months. The outstanding non-designated derivative instruments are carried at fair value. Changes in the fair value of these derivatives, which were recorded in Other expense, net within the Consolidated Statements of Operations, were not material during the years ended December 31, 2023, 2022, and 2021, respectively.

See Note 1, *Description of Business, Basis of Presentation and Significant Accounting Policies,* for the Company's policy regarding the offsetting of derivative assets and derivative liabilities.

Note 5. Goodwill and Purchased Intangible Assets

Goodwill

The Company's goodwill activity was as follows (in millions):

	Amount
December 31, 2021	$ 3,762.1
Other (*)	(27.7)
December 31, 2022	3,734.4
Other	—
December 31, 2023	$ 3,734.4

_____

(*) Other primarily consists of $28.9 million reduction in goodwill due to the divestiture of the Company's silicon photonics business.

We conducted our annual impairment test of goodwill during the fourth quarter of 2023; the estimated fair value of our reporting unit was substantially in excess of the carrying value. There was no goodwill impairment during the years ended December 31, 2023, 2022, and 2021.

Purchased Intangible Assets

The Company's purchased intangible assets, net, were as follows (in millions):

	As of December 31, 2023				As of December 31, 2022			
	Gross	Accumulated Amortization	Accumulated Impairments and Other Charges	Net	Gross	Accumulated Amortization	Accumulated Impairments and Other Charges	Net
Finite-lived intangible assets:								
Technologies and patents	$ 913.1	$ (779.1)	$ (55.1)	$ 78.9	$ 913.1	$ (721.3)	$ (55.1)	$ 136.7
Customer contracts, support agreements, and related relationships	136.3	(120.9)	(2.8)	12.6	136.3	(111.2)	(2.8)	22.3
Trade names and other	9.6	(9.3)	—	0.3	9.6	(8.1)	—	1.5
Total purchased intangible assets	$1,059.0	$ (909.3)	$ (57.9)	$ 91.8	$1,059.0	$ (840.6)	$ (57.9)	$ 160.5

Amortization expense related to purchased intangible assets with finite lives was $68.7 million, $74.8 million, and $79.5 million for the years ended December 31, 2023, 2022, and 2021, respectively. There were no significant impairment charges related to purchased intangible assets during the years ended December 31, 2023, 2022, and 2021.

As of December 31, 2023, the estimated future amortization expense of purchased intangible assets with finite lives was as follows (in millions):

Years Ending December 31,	Amount
2024	$ 49.2
2025	39.6
2026	3.0
2027	—
2028	—
Total	$ 91.8

Note 6. Other Financial Information

Total Inventory

Total inventory consisted of the following (in millions):

| | | As of December 31, | | |
		2023		2022
Production and service materials	$	719.0	$	479.6
Finished goods		299.0		163.3
Total inventory	$	1,018.0	$	642.9
Reported as:				
Inventory	$	952.4	$	619.4
Other long-term assets [1]		65.6		23.5
Total inventory	$	1,018.0	$	642.9

_____

[1] Long-term inventory balance classified as other long-term assets in the Company's Consolidated Balance Sheets consists of last time buy component inventory to be consumed beyond the Company's normal operating cycle.

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following (in millions):

| | | As of December 31, | | |
		2023		2022
Contract manufacturer deposits	$	316.4	$	434.7
Prepaid expenses		140.9		104.3
Other current assets		134.2		141.0
Total prepaid expenses and other current assets	$	591.5	$	680.0

Property and Equipment, Net

Property and equipment, net, consisted of the following (in millions):

| | | As of December 31, | | |
		2023		2022
Computers and equipment	$	990.0	$	940.0
Software		221.3		220.3
Leasehold improvements		185.9		189.2
Furniture and fixtures		45.3		45.4
Building and building improvements		292.8		271.9
Land and land improvements		243.6		243.6
Construction-in-process		4.1		12.1
Property and equipment, gross		1,983.0		1,922.5
Accumulated depreciation		(1,293.1)		(1,255.7)
Property and equipment, net	$	689.9	$	666.8

Depreciation expense was $123.5 million, $137.7 million, and $151.0 million in 2023, 2022, and 2021, respectively.

Warranties

Changes in the Company's warranty reserve were as follows (in millions):

	As of December 31,	
	2023	**2022**
Beginning balance	$ 29.5	$ 33.0
Provisions made during the period, net	31.9	30.1
Actual costs incurred during the period	(32.0)	(33.6)
Ending balance	$ 29.4	$ 29.5

Deferred Revenue

Details of the Company's deferred revenue, as reported in the Consolidated Balance Sheets, were as follows (in millions):

	As of December 31,	
	2023	**2022**
Deferred product revenue, net	$ 92.1	$ 108.8
Deferred service revenue, net	1,932.8	1,554.3
Total	$ 2,024.9	$ 1,663.1
Reported as:		
Current	$ 1,130.0	$ 1,020.5
Long-term	894.9	642.6
Total	$ 2,024.9	$ 1,663.1

Revenue

See Note 11, *Segments,* for disaggregated revenue by customer solution, customer vertical, and geographic region.

Product revenue of $48.3 million included in deferred revenue at January 1, 2023 was recognized during the year ended December 31, 2023. Service revenue of $907.3 million included in deferred revenue at January 1, 2023 was recognized during the year ended December 31, 2023.

Remaining Performance Obligations

Remaining Performance Obligations (RPO) are comprised mainly of deferred product and service revenue, and to a lesser extent, unbilled service revenue from non-cancellable contracts for which the Company has not invoiced and has an obligation to perform, and for which revenue has not yet been recognized in the financial statements.

The following table summarizes the breakdown of RPO[1] as of December 31, 2023 and when the Company expects to recognize the amounts as revenue (in millions):

		Revenue Recognition Expected by Period		
	Total	**Less than 1 year**	**1-3 years**	**More than 3 years**
Product	$ 92.9	$ 77.3	$ 12.9	$ 2.7
Service	1,943.9	1,059.2	666.2	218.5
Total	$ 2,036.8	$ 1,136.5	$ 679.1	$ 221.2

---

[1] The Company's RPO does not include backlog. Backlog consists of purchase orders for product expected to be shipped to the Company's distributors, resellers, or end-customers within the next twelve months. The following amounts are not included in the Company's backlog: (1) deferred revenue, (2) unbilled contract revenue, (3) all service obligations, including software as a service (SaaS), and (4) certain future revenue adjustments for items such as sales return reserves and early payment discounts.

Deferred Contract Costs

Deferred contract costs were $41.9 million and $28.2 million as of December 31, 2023 and 2022, respectively. During the years ended December 31, 2023 and 2022, amortization expense for the deferred contract cost were $42.4 million and $35.0 million, respectively, and there were no material impairment charges recognized.

Other Expense, Net

Other expense, net consisted of the following (in millions):

	Years Ended December 31,		
	2023	2022	2021
Interest income	$ 50.6	$ 19.6	$ 14.9
Interest expense	(80.0)	(58.6)	(50.8)
Gain (loss) on other investments, net [1] [2]	6.0	(11.6)	4.9
Other	(0.4)	1.6	1.5
Other expense, net	$ (23.8)	$ (49.0)	$ (29.5)

_____

[1] Other investments represent fixed income securities and equity investments with readily determinable fair value.

[2] The prior period amounts have been reclassified to conform to the current period presentation.

Note 7. Restructuring Charges

The Company's restructuring events are primarily intended to realign its workforce, optimize cost structure, and consolidate facilities as a result of organizational and leadership changes to effectively support the Company's long-term strategic objectives. Restructuring charges include termination benefits related to workforce reductions, facility exit-related costs, contract termination costs, impairment of certain assets and other related costs associated with exit or disposal activities. Workforce reduction-related benefits are provided to employees primarily under the Company's ongoing benefit arrangements, which are accrued when the existing situation or set of circumstances indicates that an obligation has been incurred, it is probable the benefits will be paid, and the amount can be reasonably estimated in accordance with the provisions of the applicable accounting guidance.

The following table presents restructuring charges included in the Consolidated Statements of Operations (in millions):

| | Years Ended December 31, | | |
	2023	2022	2021
Employee severance	$ 56.8	$ 12.4	$ 13.6
Facility exit-related and asset impairments	22.1	3.1	8.1
Contract terminations and other	19.1	4.7	21.2
Total	$ 98.0	$ 20.2	$ 42.9

2023 Restructuring Plans

During the third quarter of 2023, as a result of a thorough review of the Company's business and strategic objectives, the Company initiated and approved a restructuring plan ("2023 Transformation Plan") intended to reallocate resources and investments in long-term growth opportunities, realign its workforce, and optimize its real estate and asset portfolios to efficiently support the Company's strategic priorities and goals. During the fourth quarter of 2023, the Company continued to implement the 2023 Transformation Plan, which primarily resulted in additional workforce reductions.

In connection with the 2023 Transformation Plan, the Company incurred aggregate charges of $68.6 million, consisting of employee severance, facility exit-related, asset impairment, and other restructuring-related charges. The actions taken under the 2023 Transformation Plan are expected to be substantially completed by the end of the first quarter of 2024, though certain facility exits and workforce reduction actions may take longer to implement.

The Company also incurred aggregate charges of $31.9 million related to employee severance, asset impairments, and contract terminations under another restructuring plan initiated during the first half of 2023. As of December 31, 2023, approved actions under this plan have been substantially completed.

Prior Year Restructuring Activities

In 2022 and 2021, the Company initiated restructuring plans designed to enable reinvestment in certain key priority areas to align with strategic changes, which resulted in severance costs from workforce reductions, facility exit-related costs, contract terminations, and other exit-related costs. As of December 31, 2023, activities under these plans have been substantially completed.

Restructuring Liabilities

The following table provides a summary of changes in the restructuring liabilities (in millions) under the Company's approved restructuring plans for the twelve months ended December 31, 2023:

	2023 Restructuring Plans			Prior Year Plans			
	Employee severance	Facility exit-related and asset impairments	Contract terminations and other	Employee severance	Facility exit-related and asset impairments	Contract terminations and other	**Total**
Liability as of December 31, 2022	$ —	$ —	$ —	$ 3.0	$ 1.2	$ 1.9	$ 6.1
Charges	57.3	24.1	19.1	(0.5)	(2.0)	—	98.0
Cash payments	(28.4)	(0.3)	(14.7)	(1.5)	(0.4)	(1.9)	(47.2)
Non-cash items	0.1	(23.6)	(1.2)	—	1.4	—	(23.3)
Liability as of December 31, 2023	$ 29.0	$ 0.2	$ 3.2	$ 1.0	$ 0.2	$ —	$ 33.6

Note 8. Debt and Financing

Debt

The following table summarizes the Company's total debt (in millions, except percentages):

			As of December 31,	
	Maturity Date	**Effective Interest Rates**	**2023**	**2022**
Senior Notes ("Notes"):				
1.200% fixed-rate notes	December 2025	1.37 %	$ 400.0	$ 400.0
3.750% fixed-rate notes	August 2029	3.86 %	500.0	500.0
2.000% fixed-rate notes	December 2030	2.12 %	400.0	400.0
5.950% fixed-rate notes	March 2041	6.03 %	400.0	400.0
Total Notes			1,700.0	1,700.0
Unaccreted discount and debt issuance costs			(9.6)	(11.3)
Hedge accounting fair value adjustments[*]			(73.6)	(87.4)
Total			$ 1,616.8	$ 1,601.3

_____

[*] Represents the fair value adjustments for interest rate swap contracts with an aggregate notional amount of $600.0 million. These contracts convert the fixed interest rates of certain Notes to floating interest rates and are designated as fair value hedges. See Note 4, *Derivative Instruments*, for a discussion of the Company's interest rate swap contracts.

The Notes above are the Company's senior unsecured and unsubordinated obligations, ranking equally in right of payment to all of the Company's existing and future senior unsecured and unsubordinated indebtedness, and senior in right of payment to any of the Company's future indebtedness that is expressly subordinated to the Notes.

As of December 31, 2023, the Company's aggregate debt maturities based on outstanding principal were as follows (in millions):

Years Ending December 31,	Amount
2024	$ —
2025	400.0
2026	—
2027	—
2028	—
Thereafter	1,300.0
Total	$ 1,700.0

The Company may redeem the Notes, either in whole or in part, at any time at a redemption price equal to the greater of (i) 100% of the aggregate principal amount of the Notes to be redeemed or (ii) the sum of the present values of the remaining scheduled payments discounted to the redemption date, plus, in either case, accrued and unpaid interest, if any.

In the event of a change of control repurchase event, the holders of the Notes may require the Company to repurchase for cash all or part of the Notes at a purchase price equal to 101% of the aggregate principal amount, plus accrued and unpaid interest, if any.

Interest on the Notes is payable in cash semiannually. The effective interest rates for the Notes include the interest on the Notes, accretion of the discount, and amortization of issuance costs. The indenture and supplemental indentures (together, the "indentures") that govern the Notes also contain various covenants, including limitations on the Company's ability to incur liens or enter into sale-leaseback transactions over certain dollar thresholds.

As of December 31, 2023, the Company was in compliance with all covenants in the indentures governing the Notes.

Revolving Credit Facility

In June 2023, the Company entered into a new credit agreement with certain institutional lenders that provides for a five-year $500.0 million unsecured revolving credit facility (the "Revolving Credit Facility"), with an option to increase the Revolving Credit Facility by up to an additional $200.0 million, subject to the lenders' approval. Proceeds of loans made under the Revolving Credit Facility may be used by the Company for general corporate purposes. The Revolving Credit Facility will terminate in June 2028, subject to two one-year maturity extension options, on the terms and conditions set forth in the credit agreement.

Revolving loans will bear interest, at the Company's option, at either (i) a per annum rate equal to (x) with respect to borrowings in U.S. dollars, the adjusted term Secured Overnight Financing Rate ("SOFR"), (y) with respect to borrowings in Euros, the adjusted Euro Interbank Offered Rate ("EURIBOR"), and (z) with respect to borrowings in pounds sterling, daily simple Sterling Overnight Index Average ("SONIA"), in each case, plus a margin of between 0.875% and 1.500%, depending on the Company's public debt rating, or (ii) with respect to borrowings in U.S. dollars, a per annum rate equal to the Base Rate plus a margin of between 0.000% and 0.500%, depending on the Company's public debt rating. Base Rate is defined as the greatest of (A) the Wall Street Journal prime rate, (B) the greater of the U.S. federal funds rate and the overnight bank funding rate plus 0.500% and (C) the adjusted term SOFR for a period of one month plus 1.00%. The Revolving Credit Facility also requires payment of a commitment fee on undrawn amounts at a rate of 0.075% to 0.225%, depending on the Company's public debt rating.

The Revolving Credit Facility requires the Company to maintain a leverage ratio no greater than 3.0x (provided that if a material acquisition has been consummated, the Company is permitted to maintain a leverage ratio no greater than 3.5x for up to four quarters).

As of December 31, 2023, no amounts were outstanding under the Revolving Credit Facility and the Company was in compliance with all covenants in the Credit Agreement.

Financing Arrangements

The Company provides certain customers with access to extended financing arrangements that allow for longer payment terms than those typically provided by the Company by factoring accounts receivable to third-party financing providers ("financing providers"). The program does not and is not intended to affect the timing of the Company's revenue recognition. Under the financing arrangements, proceeds from the financing providers are due to the Company within 1 to 90 days from the sale of the receivable. In these transactions with the financing providers, the Company surrenders control over the transferred assets.

Pursuant to the financing arrangements for the sale of receivables, the Company sold receivables of $37.4 million, $50.6 million and $31.9 million during the years ended December 31, 2023, 2022, and 2021, respectively. The Company received cash proceeds from financing providers of $48.0 million, $41.5 million, and $32.5 million during the years ended December 31, 2023, 2022, and 2021, respectively. As of December 31, 2023 and December 31, 2022, the amounts owed by the financing providers were $0.6 million and $11.8 million, respectively, which were recorded in accounts receivable on the Company's Consolidated Balance Sheets.

Note 9. Equity

The following table summarizes dividends paid, stock repurchases and retirements under the Company's stock repurchase programs, and stock repurchases for tax withholdings (in millions, except per share amounts):

| Year | Dividends | | Stock Repurchases | | | | Total |
	Per Share	Amount	Shares	Average price per share	Amount	Tax Withholding Amount	Amount
2023	$ 0.88	$ 280.8	13.1	$ 29.47	$ 385.0	$ 12.7	$ 678.5
2022	$ 0.84	$ 270.4	9.2	$ 32.32	$ 299.7	$ 15.4	$ 585.5
2021	$ 0.80	$ 259.1	15.7	$ 27.56	$ 433.3	$ 10.2	$ 702.6

Cash Dividends on Shares of Common Stock

During 2023, 2022, and 2021, the Company declared and paid quarterly cash dividends of $0.22, $0.21, and $0.20 per common share, totaling $280.8 million, $270.4 million, and $259.1 million, respectively, on its outstanding common stock. Any future dividends, and the establishment of record and payment dates, are subject to approval by the Board of Directors (the "Board") of Juniper or an authorized committee thereof. See Note 15, *Subsequent Events,* for discussion of the Company's dividend declaration subsequent to December 31, 2023.

Stock Repurchase Activities

In January 2018, the Board approved a $2.0 billion share repurchase program ("2018 Stock Repurchase Program"). In October 2019, the Board authorized a $1.0 billion increase to the 2018 Stock Repurchase Program for a total of $3.0 billion.

During the fiscal year ended December 31, 2023, the Company repurchased 13.1 million shares of its common stock in the open market at an average price of $29.47 per share for an aggregate purchase price of $385.0 million under the 2018 Stock Repurchase Program.

As of December 31, 2023, there were $0.2 billion of authorized funds remaining under the 2018 Stock Repurchase Program.

In addition, the Company withholds shares of common stock from certain employees in connection with the vesting of stock awards issued to such employees to satisfy applicable tax withholding requirements. Such withheld shares are treated as common stock repurchases in the Company's financial statements as they reduce the number of shares that would have been issued upon vesting. Repurchases associated with tax withholdings were $12.7 million, $15.4 million, and $10.2 million during 2023, 2022, and 2021, respectively.

Accumulated Other Comprehensive Income (Loss), Net of Tax

The components of accumulated other comprehensive income (loss), net of related taxes, for the years ended December 31, 2023, 2022, and 2021 were as follows (in millions):

	Unrealized Gains/Losses on Available-for-Sale Debt Securities[1]	Unrealized Gains/Losses on Cash Flow Hedges[2]	Foreign Currency Translation Adjustments	Total
Balance as of December 31, 2020	$ 34.1	$ 57.7	$ (36.2)	$ 55.6
Other comprehensive loss before reclassifications	(5.0)	(13.5)	(12.8)	(31.3)
Amount reclassified from accumulated other comprehensive income (loss)	(1.2)	(25.2)	—	(26.4)
Other comprehensive loss, net	(6.2)	(38.7)	(12.8)	(57.7)
Balance as of December 31, 2021	$ 27.9	$ 19.0	$ (49.0)	$ (2.1)
Other comprehensive income (loss) before reclassifications	(6.5)	15.7	(30.1)	(20.9)
Amount reclassified from accumulated other comprehensive income (loss)	0.4	26.8	—	27.2
Other comprehensive income (loss), net	(6.1)	42.5	(30.1)	6.3
Balance as of December 31, 2022	$ 21.8	$ 61.5	$ (79.1)	$ 4.2
Other comprehensive income (loss) before reclassifications	7.1	11.7	(3.0)	15.8
Amount reclassified from accumulated other comprehensive income (loss)	—	29.1	—	29.1
Other comprehensive income (loss), net	7.1	40.8	(3.0)	44.9
Balance as of December 31, 2023	$ 28.9	$ 102.3	$ (82.1)	$ 49.1

_____

[1] The reclassifications out of accumulated other comprehensive income (loss) during the years ended December 31, 2023, 2022, and 2021 for realized gains on available-for-sale debt securities were not material, and were included in other expense, net, in the Consolidated Statements of Operations.

[2] The reclassifications out of accumulated other comprehensive income (loss) for realized gains (losses) on cash flow hedges was $(29.8) million, $(25.8) million and $28.9 million for the year ended December 31, 2023, 2022 and 2021, respectively. The reclassified amounts were included within cost of revenues, research and development, sales and marketing, and general and administrative in the Consolidated Statements of Operations.

Note 10. Employee Benefit Plans

Equity Incentive Plans

The Company's equity incentive plans include the 2015 Equity Incentive Plan (the "2015 Plan") and the 2008 Employee Stock Purchase Plan (the "ESPP"). The Company has granted RSUs and PSAs under the 2015 Plan and purchase rights under the ESPP. In addition, in connection with certain past acquisitions, the Company has assumed or substituted stock options, RSUs, RSAs, and PSAs granted under the stock plans of the acquired companies. Such awards were converted into or replaced with the Company's stock options, RSUs, RSAs, and PSAs, respectively.

The 2015 Plan was adopted and approved by the Company's stockholders in May 2015 and had an initial authorized share reserve of 38.0 million shares of common stock, plus the addition of any shares subject to outstanding awards under the 2006 Equity Incentive Plan and the Amended and Restated 1996 Stock Plan that were outstanding as of May 19, 2015, and that subsequently expire or otherwise terminate, up to a maximum of an additional 29.0 million shares. In May 2017, May 2019, May 2022 and May 2023, the Company's stockholders approved an additional 23.0 million, 3.7 million, 4.5 million, and 7.0 million shares of common stock, respectively, for issuance under the 2015 Plan. As of December 31, 2023, an aggregate of 17.3 million shares were subject to outstanding equity awards and 2.3 million shares were available for future issuance under the 2015 Plan.

The ESPP was adopted and approved by the Company's stockholders in May 2008. In May 2020, the Company's stockholders approved an additional 8.0 million shares of common stock for issuance under the ESPP. To date, the Company's stockholders have approved a share reserve of 43.0 million shares of the Company's common stock for issuance under the ESPP. The ESPP permits eligible employees to acquire shares of the Company's common stock at a 15% discount (as determined in the ESPP) through periodic payroll deductions of up to 10% of base compensation, subject to individual purchase limits of 6,000 shares in any twelve-month period or $25,000 worth of stock, determined at the fair market value of the shares at the time the stock purchase option is granted, in one calendar year. The ESPP provides 24 month offering periods with four 6-month purchase periods. A new 24-month offering period will commence every six months thereafter. The purchase price for the Company's common stock under the ESPP is 85% of the lower of the fair market value of the shares at (1) the beginning of the applicable offering period or (2) the end of each 6-month purchase period during such offering period. The ESPP will continue in effect until February 25, 2028, unless terminated earlier under the provisions of the ESPP. As of December 31, 2023, approximately 39.4 million shares have been issued and 3.6 million shares remain available for future issuance under the ESPP.

RSU, RSA, and PSA Activities

RSUs generally vest over three years from the date of grant, and RSAs and PSAs generally vest over a period of one to three years provided that certain annual performance targets and other vesting criteria are met. Until vested, RSUs and PSAs do not have the voting and dividend participation rights of common stock and the shares underlying the awards are not considered issued and outstanding.

The following table summarizes the Company's RSU, RSA, and PSA activity and related information as of and for the year ended December 31, 2023 (in millions, except per share amounts and years):

	Outstanding RSUs, RSAs, and PSAs			
	Number of Shares	Weighted Average Grant-Date Fair Value per Share	Weighted Average Remaining Contractual Term (In Years)	Aggregate Intrinsic Value
Balance at December 31, 2022	20.2	$ 26.78		
Granted[1][2]	9.6	28.88		
Vested[3]	(7.9)	26.04		
Canceled	(1.7)	26.37		
Balance at December 31, 2023	20.2	$ 28.10	1.1	$ 593.6
As of December 31, 2023				
Vested and expected-to-vest RSUs, RSAs, and PSAs	17.6	$ 27.67	1.1	$ 518.8

[1] Includes 7.8 million service-based, 1.4 million performance-based, and 0.4 million market-based awards. The number of shares subject to performance-based and market-based conditions represents the aggregate maximum number of shares that may be issued pursuant to the award over its full term. The grant date fair value of RSUs and PSAs was reduced by the present value of dividends expected to be paid on the underlying shares of common stock during the requisite and derived service period as these awards are not entitled to receive dividends until vested.

[2] The weighted-average grant-date fair value of RSUs, RSAs, and PSAs granted and assumed or substituted during 2023, 2022, and 2021 was $28.88, $29.62, and $26.21, respectively. The grant date fair value of RSUs and PSAs was reduced by the present value of dividends expected to be paid on the underlying shares of common stock during the requisite and derived service period as these awards are not entitled to receive dividends until vested. During 2023, the Company declared a quarterly cash dividend of $0.22 per share of common stock on January 31, 2023, April 25, 2023, July 27, 2023, and October 26, 2023.

[3] Total fair value of RSUs, RSAs, and PSAs vested during 2023, 2022, and 2021 was $206.8 million, $202.2 million, and $184.2 million, respectively.

Shares Available for Grant

The following table presents the stock activity and the total number of shares available for grant under the 2015 Plan (in millions):

	Number of Shares
Balance as of December 31, 2022	3.4
Additional shares authorized	7.0
Options, RSUs, and PSAs granted	(9.3)
RSUs and PSAs canceled	1.2
Balance as of December 31, 2023	2.3

Employee Stock Purchase Plan

During 2023, 2022, and 2021, employees purchased 2.6 million, 2.6 million, and 2.8 million shares of common stock through the ESPP at an average exercise price of $23.53, $21.59, and $19.81 per share, respectively.

Valuation Assumptions

The weighted-average assumptions used and the resulting estimates of fair value for ESPP purchase rights and market-based RSUs were as follows:

	Years Ended December 31,		
	2023	**2022**	**2021**
ESPP Purchase Rights:			
Volatility	28%	29%	32%
Risk-free interest rate	4.6%	1.1%	0.1%
Expected life (years)	1.3	1.3	1.3
Dividend yield	2.8%	2.5%	3.0%
Weighted-average fair value per share	$7.97	$8.84	$6.96
Market-based RSUs:			
Volatility	28%	30%	30%
Risk-free interest rate	4.3%	1.7%	0.2%
Dividend yield	2.8%	2.5%	3.4%
Weighted-average fair value per share	$37.45	$47.96	$30.70

Share-Based Compensation Expense

Share-based compensation expense associated with stock options, RSUs, RSAs, PSAs, and ESPP purchase rights was recorded in the following cost and expense categories in the Company's Consolidated Statements of Operations (in millions):

	Years Ended December 31,		
	2023	**2022**	**2021**
Cost of revenues - Product	$ 6.7	$ 5.9	$ 5.3
Cost of revenues - Service	20.8	17.4	18.2
Research and development	129.2	84.0	93.1
Sales and marketing	85.2	59.1	65.9
General and administrative	37.5	42.9	40.1
Total	$ 279.4	$ 209.3	$ 222.6

The following table summarizes share-based compensation expense by award type (in millions):

	Years Ended December 31,		
	2023	**2022**	**2021**
Stock options	$ 2.2	$ 5.4	$ 9.3
RSUs, RSAs, and PSAs	249.1	181.9	196.2
ESPP Purchase Rights	28.1	22.0	17.1
Total	$ 279.4	$ 209.3	$ 222.6

For the years ended December 31, 2023, 2022, and 2021, the Company recognized tax benefits on total stock-based compensation expense, which are reflected in the income tax provision in the Consolidated Statements of Operations, of $36.9 million, $25.7 million, and $28.2 million, respectively.

For the years ended December 31, 2023, 2022, and 2021, the realized tax benefit related to awards vested or exercised during the period was $34.4 million, $38.6 million, and $31.7 million, respectively. These amounts do not include the indirect effects of stock-based awards, which primarily relate to the research and development tax credit.

As of December 31, 2023, the total unrecognized compensation cost related to unvested share-based awards was $383.4 million to be recognized over a weighted-average period of 1.8 years.

401(k) Plan

The Company maintains a savings and retirement plan qualified under Section 401(k) of the Internal Revenue Code of 1986, as amended (the "IRC"). Employees meeting the eligibility requirements, as defined under the IRC, may contribute up to the statutory limits each year. The Company currently matches 30% of all eligible employee contributions which vest immediately. The Company's matching contributions to the plan totaled $27.3 million, $23.5 million, and $22.3 million during 2023, 2022, and 2021, respectively.

Deferred Compensation Plan

The Company's NQDC plan is an unfunded and unsecured deferred compensation arrangement. Under the NQDC plan, officers and other senior employees may elect to defer a portion of their compensation and contribute such amounts to one or more investment funds. As of December 31, 2023, the liability of the Company to the plan participants was $38.0 million, of which $2.5 million was included within other accrued liabilities and $35.5 million was included in other long-term liabilities on the Consolidated Balance Sheets. The Company had investments of $38.0 million correlating to the deferred compensation obligations, of which $2.5 million was included within prepaid expenses and other current assets and $35.5 million was included within other long-term assets on the Consolidated Balance Sheets. As of December 31, 2022, the liability of the Company was $28.1 million, of which $2.4 million was included within other accrued liabilities and $25.7 million was included in other long-term liabilities on the Consolidated Balance Sheets. The Company had investments of $28.1 million correlating to the deferred compensation obligations, of which $2.4 million was included within prepaid expenses and other current assets and $25.7 million was included within other long-term assets on the Consolidated Balance Sheets.

Note 11. Segments

The Company operates in one reportable segment. The Company's chief executive officer, who is the chief operating decision maker, reviews financial information presented on a consolidated basis for purposes of allocating resources and evaluating financial performance, accompanied by disaggregated information about net revenues by customer solution, customer vertical, and geographic region as presented below.

The following table presents net revenues by customer solution (in millions):

	Years Ended December 31,		
	2023	2022	2021
Customer Solutions:			
Automated WAN Solutions	$ 1,839.3	$ 1,865.3	$ 1,665.0
Cloud-Ready Data Center	744.7	878.9	727.1
AI-Driven Enterprise	1,391.8	1,026.2	830.4
Hardware Maintenance and Professional Services	1,588.7	1,530.8	1,512.9
Total	$ 5,564.5	$ 5,301.2	$ 4,735.4

The following table presents net revenues by customer vertical (in millions):

	Years Ended December 31,		
	2023	2022	2021
Cloud	$ 1,162.8	$ 1,393.6	$ 1,228.0
Service Provider	1,842.5	1,891.2	1,839.1
Enterprise	2,559.2	2,016.4	1,668.3
Total	$ 5,564.5	$ 5,301.2	$ 4,735.4

The Company attributes revenues to geographic region based on the customer's shipping address. The following table presents net revenues by geographic region (in millions):

	Years Ended December 31,		
	2023	2022	2021
Americas:			
United States	$ 3,066.5	$ 2,931.6	$ 2,426.9
Other	266.8	225.2	222.2
Total Americas	3,333.3	3,156.8	2,649.1
Europe, Middle East, and Africa	1,405.7	1,370.0	1,314.5
Asia Pacific	825.5	774.4	771.8
Total	$ 5,564.5	$ 5,301.2	$ 4,735.4

During the years ended December 31, 2023, 2022, and 2021, no customer accounted for greater than 10% of the Company's net revenues.

The following table presents geographic information for property and equipment, net (in millions).

	As of December 31,	
	2023	2022
United States	$ 597.0	$ 579.3
International	92.9	87.5
Property and equipment, net	$ 689.9	$ 666.8

The Company tracks assets by physical location. The majority of the Company's assets, excluding cash and cash equivalents and investments, as of December 31, 2023 and December 31, 2022, were attributable to U.S. operations.

Note 12. Income Taxes

The components of pretax income are summarized as follows (in millions):

| | Years Ended December 31, | | |
	2023	2022	2021
Domestic	$ 340.4	$ 509.5	$ 264.6
Foreign	8.6	26.8	45.5
Total pretax income	$ 349.0	$ 536.3	$ 310.1

The provision (benefit) for income taxes is summarized as follows (in millions):

| | Years Ended December 31, | | |
	2023	2022	2021
Current provision (benefit):			
Federal	$ 219.0	$ 223.6	$ 63.4
States	25.9	23.9	15.9
Foreign	46.5	36.2	48.2
Total current provision (benefit)	291.4	283.7	127.5
Deferred (benefit) provision:			
Federal	(250.0)	(199.3)	(54.3)
States	(13.6)	(13.6)	(4.1)
Foreign	1.4	(10.3)	(11.7)
Total deferred (benefit) provision	(262.2)	(223.2)	(70.1)
Total provision for income taxes	$ 29.2	$ 60.5	$ 57.4

The provision (benefit) for income taxes differs from the amount computed by applying the federal statutory tax rate of 21% to pretax income for each of the years presented as follows (in millions):

| | Years Ended December 31, | | |
	2023	2022	2021
Expected provision at statutory rate	$ 73.3	$ 112.7	$ 65.1
State taxes, net of federal benefit	7.0	12.0	6.5
Foreign income at different tax rates	(24.4)	(18.1)	(0.2)
R&D tax credits	(31.4)	(23.6)	(16.6)
Share-based compensation	(5.2)	(7.4)	(2.2)
Non-deductible compensation	5.1	4.0	4.2
Recognition of previously unrecognized tax benefits	—	(8.1)	—
Other	4.8	(11.0)	0.6
Total provision for income taxes	$ 29.2	$ 60.5	$ 57.4

In 2023, classified within "Other" above, the Company recorded a tax expense of $9.8 million on adjustments for certain privately-held investments and $5.0 million related to interest on income tax reserves. This was partially offset by income tax benefits of $10.9 million due to changes in tax legislation.

Deferred income taxes reflect the net tax effects of tax carry-forward items and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred income taxes are classified as other long-term assets in the Company's Consolidated Balance Sheets. Significant components of the Company's long-term deferred tax assets and deferred tax liabilities are as follows (in millions):

	As of December 31,		
	2023		**2022**
Deferred tax assets:			
Net operating loss carry-forwards	$ 44.4	$	57.2
Research and other credit carry-forwards	294.4		281.3
Deferred revenue	74.9		58.1
Share-based compensation	25.4		17.2
Capitalized R&D expenditure	475.7		293.1
Reserves and accruals not currently deductible	133.0		66.1
Operating lease liabilities	31.9		39.7
Other	12.1		13.2
Total deferred tax assets	1,091.8		825.9
Valuation allowance	(326.9)		(310.9)
Deferred tax assets, net of valuation allowance	764.9		515.0
Deferred tax liabilities:			
Property and equipment basis differences	(5.5)		—
Purchased intangible assets	(23.0)		(32.3)
Unremitted foreign earnings	(24.1)		(23.7)
Net unrealized gain	(41.9)		(35.8)
Operating lease assets	(29.5)		(36.1)
Total deferred tax liabilities	(124.0)		(127.9)
Net deferred tax assets	$ 640.9	$	387.1

As of December 31, 2023 and 2022, the Company had a valuation allowance on its U.S. and foreign deferred tax assets of $326.9 million and $310.9 million, respectively. The balance at December 31, 2023 consisted of $5.2 million, $312.9 million, and $8.8 million against the Company's U.S. federal, state, and foreign deferred tax assets, respectively, which the Company believes are not more likely than not to be utilized in future years. The valuation allowance increased in 2023 and 2022 by $16 million and $10 million, respectively, primarily related to changes in state R&D tax credits.

As of December 31, 2023, the Company had federal, California and other states net operating loss carry-forwards of approximately $104.3 million, $129.1 million, and $138.8 million, respectively. The California net operating loss carry-forwards of $129.1 million are expected to expire unused. The Company also had federal, California, and other state tax credit carry-forwards of approximately $2.4 million, $326.7 million, and $32.8 million, respectively. Unused net operating loss and other state tax credit carry-forwards will expire at various dates beginning in the year 2024. The California tax credit carry-forwards will carry forward indefinitely.

The Company provides deferred tax liabilities for all tax consequences associated with the undistributed earnings that are expected to be repatriated to subsidiaries' parent unless the subsidiaries' earnings are considered indefinitely reinvested. The Company has made no provision for deferred taxes on approximately $156.7 million of cumulative undistributed earnings of certain foreign subsidiaries through December 31, 2023. These earnings are considered indefinitely invested in operations of the subsidiaries, as the Company intends to utilize these amounts to fund future expansion of its operations. If these earnings were distributed to the parent, the Company would be subject to additional taxes of approximately $31.7 million.

As of December 31, 2023, 2022, and 2021, the total amount of gross unrecognized tax benefits was $132.8 million, $116.0 million, and $113.4 million, respectively. As of December 31, 2023, approximately $127.8 million of the gross unrecognized tax benefits, if recognized, would affect the effective tax rate before considering valuation allowance.

A reconciliation of the beginning and ending amount of the Company's total gross unrecognized tax benefits was as follows (in millions):

	Years Ended December 31,		
	2023	**2022**	**2021**
Balance at beginning of year	$ 116.0	$ 113.4	$ 116
Tax positions related to current year:			
Additions	8.9	5.8	7.7
Tax positions related to prior years:			
Additions	8.9	6.9	3.3
Reductions	—	(2.5)	(3.6)
Settlements	—	—	(9.4)
Lapses in statutes of limitations	(1.0)	(7.6)	(0.6)
Balance at end of year	$ 132.8	$ 116.0	$ 113.4

As of December 31, 2023, 2022, and 2021, the Company had accrued interest and penalties related to unrecognized tax benefits of $12.0 million, $5.6 million, and $8.1 million, respectively, as other long-term liabilities in the Consolidated Balance Sheets. Due to the changes in the level of gross unrecognized tax benefits, the Company recognized a (benefit), or expense, for net interest and penalties of $6.3 million, $(2.5) million, and $2.7 million in its Consolidated Statements of Operations during the years ended December 31, 2023, 2022, and 2021, respectively. The Company recognizes interest and penalties related to unrecognized tax benefits as a component of income tax expense.

The Company engages in continuous discussions and negotiations with tax authorities regarding tax matters in various jurisdictions. There is a greater than remote likelihood that the balance of the gross unrecognized tax benefits will decrease by up to $49.9 million within the next twelve months due to the completion of tax review cycles in various tax jurisdictions and lapses of applicable statutes of limitation.

The Company conducts business globally and, as a result, Juniper Networks or one or more of its subsidiaries files income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions. In the normal course of business, the Company is subject to examination by taxing authorities throughout the world, including such jurisdictions as the Netherlands, U.K., France, Germany, Japan, China, Australia, India, and the U.S. With few exceptions, the Company is no longer subject to U.S. federal, state and local, and non-U.S. income tax examinations for years before 2012.

The Company is currently under examination by the Internal Revenue Service and the India tax authorities for the 2017 through 2018 tax years and the 2012 through 2020 tax years, respectively. The Company regularly assesses the likelihood of an adverse outcome resulting from such examinations. As of December 31, 2023, the Company believes the resolution of the audits is unlikely to have a material effect on its consolidated financial condition or results of operations.

The Company is pursuing all available administrative remedies relative to ongoing matters. The Company believes that it has adequately provided for any reasonably foreseeable outcomes related to proposed adjustments and the ultimate resolution of these matters is unlikely to have a material effect on its consolidated financial condition or results of operations; however, there is still a possibility that an adverse outcome of these matters could have a material effect on its consolidated financial condition and results of operations.

Note 13. Net Income per Share

The Company computed basic and diluted net income per share as follows (in millions, except per share amounts):

	Years Ended December 31,		
	2023	2022	2021
Numerator:			
Net income	$ 310.2	$ 471.0	$ 252.7
Denominator:			
Weighted-average shares used to compute basic net income per share	320.0	322.1	324.4
Dilutive effect of employee stock awards	5.9	7.4	7.2
Weighted-average shares used to compute diluted net income per share	325.9	329.5	331.6
Net income per share:			
Basic	$ 0.97	$ 1.46	$ 0.78
Diluted	$ 0.95	$ 1.43	$ 0.76
Anti-dilutive shares	6.4	3.4	0.5

Basic net income per share is computed using net income available to common stockholders and the weighted-average number of common shares outstanding for the period. Diluted net income per share is computed using net income available to common stockholders and the weighted-average number of common shares outstanding plus potentially dilutive common shares outstanding during the period. Dilutive potential common shares consist of common shares issuable upon exercise of stock options and purchase rights, and vesting of RSUs, RSAs, and PSAs. The Company includes the common shares underlying PSAs in the calculation of diluted net income per share only when they become contingently issuable. Anti-dilutive shares are excluded from the computation of diluted net income per share.

Note 14. Commitments and Contingencies

Commitments

Unconditional purchase obligations consist of agreements that include firm and non-cancelable terms to transfer funds in the future for fixed or minimum amounts or quantities to be purchased at fixed or minimum prices. For obligations with cancellation provisions, the amounts included in the following tables were limited to the non-cancelable portion of the agreement terms or the minimum cancellation fee.

Purchase Commitments with Contract Manufacturers and Suppliers

In order to reduce manufacturing lead times and in the interest of having access to adequate component supply, the Company enters into agreements with contract manufacturers and certain suppliers to procure inventory based on the Company's requirements. A significant portion of the Company's purchase commitments arising from these agreements consists of firm and non-cancelable commitments. In certain instances, these agreements allow the Company the option to cancel, reschedule, and adjust its requirements based on the Company's business needs prior to firm orders being placed. The following table summarizes the Company's purchase commitments as of December 31, 2023 (in millions):

Years Ending December 31,	Purchase Commitments
2024	$ 989.5
2025	137.1
2026	80.0
2027	85.0
Total	$ 1,291.6

The Company establishes a liability in connection with purchase commitments related to quantities in excess of its demand forecasts or obsolete materials charges for components purchased by the contract manufacturers based on the Company's demand forecast or customer orders. As of December 31, 2023, the Company had accrued $36.0 million related to such charges.

Other Purchase Obligations

The following table summarizes the Company's unconditional purchase obligations other than with contract manufacturers and suppliers as of December 31, 2023 (in millions):

Years Ending December 31,	Unconditional Purchase Obligations
2024	$ 33.1
2025	30.1
2026	5.2
2027	1.0
2028	0.2
Total	$ 69.6

In December 2018, the Company entered into a Master Services Agreement and certain Statements of Work, as subsequently amended (collectively, the "Agreement"), with International Business Machines Corporation ("IBM"). As of December 31, 2023, the Company expects to pay IBM $56.3 million over the remaining initial term of the Agreement. The table above does not include fees payable to IBM under the contract as the Company is unable to make a reasonably reliable estimate of the amount of the payments related to each of the years under this contract due to uncertainties in the usage of the services.

Leases

The Company leases its facilities and certain equipment under non-cancelable operating leases that have remaining lease terms of 1 to 8 years and 1 to 4 years, respectively. Each leased facility is subject to an individual lease or sublease, which could provide various options to extend or terminate the lease agreement. Facilities are primarily comprised of corporate offices, data centers, and R&D facilities. Equipment includes vehicles and various office equipment. The Company also has variable lease payments that are primarily comprised of common area maintenance and utility charges. The Company's lease agreements do not contain any residual value guarantees or restrictive covenants.

The components of lease costs and other information related to leases were as follows (in millions, except years and percentages):

	Years Ended December 31,			
	2023		**2022**	
Operating lease cost	$	46.6	$	48.4
Variable lease cost		11.9		10.0
Total lease cost	$	58.5	$	58.4
Operating cash outflows from operating leases	$	51.6	$	53.1
ROU assets obtained in exchange for new operating lease liabilities	$	12.4	$	26.0

	As of December 31,	
	2023	**2022**
Weighted average remaining lease term (years)	3.6	4.1
Weighted average discount rate	3.8 %	3.5 %

As of December 31, 2023, future operating lease payments for each of the next five years and thereafter are as follows (in millions):

Years Ending December 31,		**Amount**
2024	$	47.1
2025		42.4
2026		21.2
2027		13.5
2028		6.9
Thereafter		7.6
Total lease payments		138.7
Less: interest		(9.4)
Total	$	129.3
Balance Sheet Information		
Other accrued liabilities	$	46.4
Long-term operating lease liabilities		82.9
Total	$	129.3

Debt and Interest Payment on Debt

As of December 31, 2023, the Company held total outstanding debt consisting of the Notes with a carrying value of $1,616.8 million. See Note 8, *Debt and Financing*, for further discussion of the Company's long-term debt and expected future principal maturities.

Tax Liability

Our transition tax liability represents future cash payments on accumulated foreign earnings of subsidiaries as a result of the Tax Cuts and Jobs Act of 2017 ("Tax Act"). The Company has elected to pay its transition tax, net of applicable tax refunds, over the eight-year period provided in the Tax Act. The remaining balance of the Company's transition tax obligation was $179.7 million, of which $106.3 million remains in long-term income taxes payable as of December 31, 2023.

As of December 31, 2023, the Company also had $92.7 million included in long-term income taxes payable on the Consolidated Balance Sheets for unrecognized tax positions. At this time, the Company is unable to make a reasonably reliable estimate of the timing of payments related to this amount due to uncertainties in the timing of tax audit outcomes.

Guarantees

The Company has financial guarantees consisting of third-party financing arrangements extended to end-user customers and standby letters of credit for certain lease facilities, insurance programs and customs of $32.5 million and $27.4 million, as of December 31, 2023 and December 31, 2022, respectively.

Legal Proceedings

The Company is involved in investigations, disputes, litigation, and legal proceedings. The Company records an accrual for loss contingencies for legal proceedings when it believes that an unfavorable outcome is both (a) probable and (b) the amount or range of any possible loss is reasonably estimable. The Company intends to aggressively defend itself in these matters, and while there can be no assurances and the outcome of these matters is currently not determinable, the Company currently believes that these existing claims or proceedings are not likely, individually and in the aggregate, to have a material adverse effect on its financial position. Notwithstanding the foregoing, there are many uncertainties associated with any litigation and these matters or other third-party claims against the Company may cause the Company to incur costly litigation and/or substantial settlement charges. In addition, the resolution of any intellectual property litigation may require the Company to make royalty payments, which could adversely affect gross margins in future periods. If any of those events were to occur, the Company's business, financial condition, results of operations, and cash flows could be adversely affected. The actual liability in any such matters may be materially different from the Company's estimates, if any, which could result in the need to adjust the liability and record additional expenses.

Note 15. Subsequent Events

Dividend Declaration

On January 30, 2024, the Company announced a cash dividend of $0.22 per share of common stock to be paid on March 22, 2024 to stockholders of record as of the close of business on March 1, 2024.

Merger Agreement

On January 9, 2024, HPE and Juniper Networks, Inc. announced that the companies entered into a definitive Merger Agreement under which HPE will acquire Juniper in an all-cash transaction. Under the terms of this agreement, Juniper shareholders will receive $40.00 per share in cash upon the completion of the transaction, representing an equity value of approximately $14 billion. The transaction is currently expected to close in late calendar year 2024 or early calendar year 2025, subject to receipt of regulatory approvals, approval of the transaction by Juniper shareholders, and satisfaction of other customary closing conditions.

ITEM 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

Not applicable.

ITEM 9A. *Controls and Procedures*

Evaluation of Disclosure Controls and Procedures

Attached as exhibits to this Report are certifications of our principal executive officer and principal financial officer, which are required in accordance with Rule 13a-14 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). This "Controls and Procedures" section includes information concerning the controls and related evaluations referred to in the certifications and it should be read in conjunction with the certifications for a more complete understanding of the topics presented.

We carried out an evaluation, under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Based upon that evaluation, our principal executive officer and principal financial officer concluded that, as of the end of the period covered in this Report, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in Securities and Exchange Commission rules and forms and is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Controls Over Financial Reporting

There were no changes in our internal control over financial reporting during the fourth quarter of 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed under the supervision of our principal executive and principal financial officers to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

Our internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the Consolidated Financial Statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2023, based on the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control - Integrated Framework* as published in 2013. Based on that assessment, management concluded that, as of December 31, 2023, its internal control over financial reporting was effective.

The effectiveness of our internal control over financial reporting as of December 31, 2023 has been audited by Ernst & Young LLP, the independent registered public accounting firm that audits our Consolidated Financial Statements, as stated in their report included in Item 8 of this Annual Report on Form 10-K, which expresses an unqualified opinion on the effectiveness of our internal control over financial reporting as of December 31, 2023.

ITEM 9B. *Other Information*

Insider Adoption or Termination of Trading Arrangements

During the fiscal quarter ended December 31, 2023, none of our directors or officers informed us of the adoption or termination of a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as those terms are defined in Regulation S-K, Item 408(a).

ITEM 9C. *Disclosure Regarding Foreign Jurisdictions that Prevent Inspections*

Not applicable.

PART III

ITEM 10. *Directors, Executive Officers and Corporate Governance*

For information with respect to our executive officers, see Part I, Item 1 of this Annual Report on Form 10-K, under "Information about our Executive Officers."

Information concerning our directors, including director nominations, and our audit committee and audit committee financial expert, is included in our definitive Proxy Statement to be filed with the SEC in connection with our 2024 Annual Meeting of Stockholders (the "Proxy Statement") under "Corporate Governance Principles and Board Matters" and "Election of Directors" and is incorporated herein by reference.

With regard to the information required by this Item regarding compliance with Section 16(a) of the Exchange Act, we will provide disclosure of delinquent Section 16(a) reports, if any, in our Proxy Statement under "Delinquent Section 16(a) Reports" and such disclosure, if any, is incorporated herein by reference.

Information concerning our worldwide code of business conduct that applies to our principal executive officer and all other employees is included in the Proxy Statement under "Corporate Governance Principles and Board Matters" and is incorporated herein by reference.

ITEM 11. *Executive Compensation*

Information required by Item 402 of Regulation S-K is included in the Proxy Statement under "Director Compensation" and "Executive Compensation" and is incorporated herein by reference.

Information concerning compensation committee interlocks and insider participation appearing in the Proxy Statement under "Compensation Committee Interlocks and Insider Participation" is incorporated herein by reference.

Information concerning the compensation committee report appearing in the Proxy Statement under "Compensation Committee Report" is incorporated herein by reference.

ITEM 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

Information concerning the security ownership of certain beneficial owners and management is included in the Proxy Statement under "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters" and is incorporated herein by reference.

Information concerning our equity compensation plan information is included in the Proxy Statement under "Equity Compensation Plan Information" and is incorporated herein by reference.

ITEM 13. *Certain Relationships and Related Transactions, and Director Independence*

Information concerning certain relationships and related transactions is included in the Proxy Statement under the heading "Certain Relationships and Related Transactions" and is incorporated herein by reference.

Information concerning director independence is included in the Proxy Statement under the heading "Board Independence" and is incorporated herein by reference.

ITEM 14. *Principal Accountant Fees and Services*

Information concerning principal accountant fees and services and the audit committee's pre-approval policies and procedures is included in the Proxy Statement under the heading "Principal Accountant Fees and Services" and is incorporated herein by reference.

PART IV

ITEM 15. *Exhibits and Financial Statement Schedules*

(a) The following documents are filed as part of this Report:

  1. Consolidated Financial Statements

  See Index to Consolidated Financial Statements at Item 8 herein.

  2. Financial Statement Schedules


Juniper Networks, Inc.
Schedule II - Valuation and Qualifying Accounts
Years Ended December 31, 2023, 2022, and 2021
(In millions)


Allowance for Doubtful Accounts	Balance at Beginning of Year		Charged to (Reversed from) Costs and Expenses		Write-offs, Net of Recoveries		Balance at End of Year	
2023	$	12.0	$	(0.8)	$	—	$	11.2
2022	$	6.7	$	5.3	$	—	$	12.0
2021	$	9.9	$	(3.2)	$	—	$	6.7

Sales Return Reserve	Balance at Beginning of Year		Provisions for Returns / Stock Rotation		Returns / Stock Rotation		Balance at End of Year	
2023	$	43.0	$	93.5	$	(95.5)	$	41.0
2022	$	31.4	$	111.9	$	(100.3)	$	43.0
2021	$	28.4	$	57.6	$	(54.6)	$	31.4

Excess and Obsolete Inventory Reserve	Balance at Beginning of Year		Provisions		Disposals		Balance at End of Year	
2023	$	211.7	$	127.2	$	(19.0)	$	319.9
2022	$	192.2	$	29.8	$	(10.3)	$	211.7
2021	$	187.6	$	9.9	$	(5.3)	$	192.2

Contract Manufacturer Liabilities	Balance at Beginning of Year		Provisions		Disposals		Balance at End of Year	
2023	$	21.5	$	30.4	$	(15.9)	$	36.0
2022	$	19.7	$	7.5	$	(5.7)	$	21.5
2021	$	15.2	$	8.2	$	(3.7)	$	19.7

  All other schedules have been omitted as the required information is not applicable or the information is presented in the Consolidated Financial Statements or notes thereto under Item 8 herein.

3. Exhibits

Exhibit No.	Exhibit	Incorporated by Reference			
		Filing	Exhibit No.	File No.	File Date
3.1	Restated Certificate of Incorporation of Juniper Networks, Inc. and Certificate of Amendment	S-8	4.1	333-218344	5/30/2017
3.2	Amended and Restated Bylaws of Juniper Networks, Inc.	8-K	3.1	001-34501	5/11/2023
4.1	Description of Juniper Networks, Inc. Registered Securities	10-K	4.1	001-34501	2/20/2020
4.2	Indenture, dated March 3, 2011, by and between Juniper Networks, Inc. and The Bank of New York Mellon Trust Company, N.A., as trustee	8-K	4.1	001-34501	3/4/2011
4.3	First Supplemental Indenture, dated March 3, 2011, by and between Juniper Networks, Inc. and The Bank of New York Mellon Trust Company, N.A., as trustee	8-K	4.8	001-34501	3/4/2011
4.4	Sixth Supplemental Indenture, dated August 26, 2019, by and between Juniper Networks, Inc. and The Bank of New York Mellon Trust Company, N.A., as trustee	8-K	4.1	001-34501	8/26/2019
4.5	Seventh Supplemental Indenture, dated December 10, 2020, by and between Juniper Networks, Inc. and The Bank of New York Mellon Trust Company, N.A., as trustee	8-K	4.1	001-34501	12/10/2020
4.6	Form of Note for Juniper Networks, Inc.'s 5.950% Senior Notes due 2041	8-K	4.8	001-34501	3/4/2011
4.7	Form of Note for Juniper Networks, Inc.'s 1.200% Senior Notes due 2025	8-K	4.1	001-34501	12/10/2020
4.8	Form of Note for Juniper Networks, Inc.'s 2.000% Senior Notes due 2030	8-K	4.1	001-34501	12/10/2020
4.9	Form of Note for Juniper Networks, Inc.'s 3.750% Senior Notes due 2029	8-K	4.1	001-34501	8/26/2019
10.1	Juniper Networks, Inc. Performance Bonus Plan (As Amended and Restated Effective February 19, 2020)+	10-Q	10.1	001-34501	5/5/2020
10.2	Juniper Networks, Inc. Deferred Compensation Plan+	S-8	4.4	333-151669	6/16/2008
10.3	Amended and Restated Juniper Networks, Inc. 2015 Equity Incentive Plan+	8-K	10.1	001-34501	5/11/2023
10.4	Amended and Restated Juniper Networks, Inc. 2008 Employee Stock Purchase Plan, as amended and restated as of May 14, 2020+	10-Q	10.1	001-34501	8/4/2020
10.5	Form of Restricted Stock Unit Agreement effective as of May 19, 2015+	8-K	10.2	001-34501	5/20/2015
10.6	Form of Performance Share Agreement effective as of May 19, 2015+	8-K	10.3	001-34501	5/20/2015
10.7	Form of Indemnification Agreement entered into by Juniper Networks, Inc. with each of its directors, officers and certain employees, approved for use on August 9, 2018+	8-K	10.1	001-34501	8/10/2018
10.8	Form of Stock Option Agreement effective as of May 19, 2015+	8-K	10.4	001-34501	5/20/2015
10.9	Amended and Restated Juniper Networks, Inc. Form of Restricted Stock Unit Agreement effective as of December 1, 2021+	10-K	10.9	001-34501	2/11/2022
10.10	Amended and Restated Juniper Networks, Inc. Form of Performance Share Agreement effective as of February 9, 2023+	10-K	10.10	001-34501	2/10/2023
10.11	Form of Change of Control Agreement for Certain Officers, approved for use on October 27, 2023+	10-Q	10.1	001-34501	10/27/2023
10.12	Form of Severance Agreement for Certain Officers, approved for use on October 27, 2023+	10-Q	10.2	001-34501	10/27/2023
10.13	Settlement, Release and Cross-License Agreement, dated May 27, 2014, by and between Juniper Networks, Inc. and Palo Alto Networks, Inc.	8-K	10.1	001-34501	5/29/2014
10.14	Credit Agreement, dated as of April 25, 2019, by and among Juniper Networks, Inc., the lenders from time to time party thereto and Citibank, N.A., as administrative agent, as amended by Amendment No. 1 dated as of December 17, 2021	10-K	10.14	001-34501	2/11/2022
10.15	Credit Agreement, dated as of June 15, 2023, among Juniper Networks, Inc., the Lenders party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent	10-Q	10.2	001-34501	7/28/2023
10.16	Letter Agreement, dated August 15, 2022, between Juniper Networks, Inc. and Kyndryl Holdings Inc.††	10-Q	10.1	001-34501	9/30/2022
10.17	Form of Executive Compensation Recovery Agreement for Certain Officers, approved for use in November 2015+	10-K	10.60	001-34501	2/19/2016

Exhibit No.	Exhibit	Incorporated by Reference			
		Filing	Exhibit No.	File No.	File Date
10.18	Employment Offer Letter, dated September 27, 2022, between Juniper Networks, Inc. and Chris Kaddaras+	10-Q	10.3	001-34501	7/28/2023
21.1	Subsidiaries of the Company*				
23.1	Consent of Independent Registered Public Accounting Firm*				
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934*				
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934*				
32.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**				
32.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**				
97	Juniper Networks, Inc. Compensation Recovery Policy, effective as of August 1, 2023*				
101	The following materials from Juniper Networks Inc.'s Annual Report on Form 10-K for the year ended December 31, 2023, formatted in iXBRL (inline eXtensible Business Reporting Language): (i) the Consolidated Statements of Operations, (ii) Consolidated Statements of Comprehensive Income, (iii) Consolidated Balance Sheets, (iv) the Consolidated Statements of Cash Flows, and (v) Consolidated Statements of Changes in Stockholders' Equity, and (iv) Notes to Consolidated Financial Statements, tagged as blocks of text*				
104	The cover page from the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2023, formatted in Inline XBRL (included in Exhibit 101)*				

*   Filed herewith

**   Furnished herewith

\+   Indicates management contract or compensatory plan, contract or arrangement.

†   Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment that has been separately filed with the Securities and Exchange Commission.

††   Portion of this exhibit (indicated by asterisks) have been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K, which portions will be furnished to the SEC upon request.

(b) Exhibits

See Exhibits in Item 15(a)(3) above in this Report.

(c) None

ITEM 16. *Form 10-K Summary*

Not applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Juniper Networks, Inc.

February 7, 2024	By:	/s/ Kenneth B. Miller
		Kenneth B. Miller
		Executive Vice President, Chief Financial Officer (Duly Authorized Officer and Principal Financial Officer)

February 7, 2024	By:	/s/ Thomas A. Austin
		Thomas A. Austin
		Group Vice President and Chief Accounting Officer (Duly Authorized Officer and Principal Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Rami Rahim Rami Rahim	Chief Executive Officer and Director (Principal Executive Officer)	February 7, 2024
/s/ Kenneth B. Miller Kenneth B. Miller	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	February 7, 2024
/s/ Thomas A. Austin Thomas A. Austin	Group Vice President and Chief Accounting Officer (Principal Accounting Officer)	February 7, 2024
/s/ Scott Kriens Scott Kriens	Chairman of the Board	February 7, 2024
/s/ Anne T. DelSanto Anne T. DelSanto	Director	February 7, 2024
/s/ Kevin DeNuccio Kevin DeNuccio	Director	February 7, 2024
/s/ James Dolce James Dolce	Director	February 7, 2024
/s/ Steven Fernandez Steven Fernandez	Director	February 7, 2024
/s/ Christine M. Gorjanc Christine M. Gorjanc	Director	February 7, 2024
/s/ Janet B. Haugen Janet B. Haugen	Director	February 7, 2024
/s/ Rahul Merchant Rahul Merchant	Director	February 7, 2024
/s/ William R. Stensrud William R. Stensrud	Director	February 7, 2024

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Juniper Networks, Inc. — Investor Information

Transfer Agent and Registrar

Stockholders of record with questions concerning their stock holdings or dividends, or with address changes should contact:

Mail
EQ Shareowner Services
PO Box 64874
St Paul, MN 55164-0874
Phone: 1-800-468-9716

Overnight Mail
EQ Shareowner Services
1110 Centre Pointe Curve,
Suite 101,
Mendota Heights
MN 55120-4100

Stock Exchange

Juniper Networks common stock is listed for trading on the New York Stock Exchange under the ticker symbol **JNPR**.

Financial Information and Reports

The Company routinely issues press releases and quarterly and annual financial reports, which can be found on our website. A copy of the Juniper Networks 2023 Annual Report on Form 10-K filed with the Securities and Exchange Commission will be furnished to stockholders without charge upon request to the Company at Juniper Networks, Inc., Attn: Investor Relations, 1133 Innovation Way, Sunnyvale, CA 94089 or at investor-relations@juniper.net. We will also furnish any exhibit to the Annual Report on Form 10-K for fiscal 2023 if specifically requested in writing. A copy of our Annual Report on Form 10-K for fiscal 2023 is also available with our proxy materials at www.proxyvote.com. In addition, you can access a copy on the website of the SEC at www.sec.gov.

Website Addresses

Corporate Home Page:
www.juniper.net
Investor Relations:
investor.juniper.net

Independent Registered Public Accounting Firm

Ernst & Young LLP
303 Almaden Blvd.
San Jose, CA 95110

Our Leadership Team

Rami Rahim — Chief Executive Officer and Director
Thomas Austin — Group Vice President, Chief Accounting Officer
Christopher Kaddaras — Executive Vice President, Chief Revenue Officer
Manoj Leelanivas — Executive Vice President, Chief Operating Officer
Kenneth Miller — Executive Vice President, Chief Financial Officer
Robert Mobassaly — Senior Vice President, General Counsel, and Secretary

Our Board of Directors

Anne DelSanto — Limited Partner, Operator Collective
Kevin DeNuccio — Former Executive Chairman, SevOne, Inc.
James Dolce — Chief Executive Officer and Director, Lookout, Inc.
Steven Fernandez — Former Chief Information Officer, NCR Voyix Corporation
Christine Gorjanc — Former Chief Financial Officer, Arlo Technologies, Inc.
Janet Haugen — Former Senior Vice President and Chief Financial Officer, Unisys Corporation
Scott Kriens — Chairman of the Board, Juniper Networks, Inc.
Rahul Merchant — Former Senior Executive Vice President and Head of Client Services & Technology, TIAA-CREF
Rami Rahim — Chief Executive Officer and Director, Juniper Networks, Inc.
William Stensrud — Partner, SwitchCase Group



1133 Innovation Way, Sunnyvale, CA 94089 · Juniper.net · NYSE: JNPR